中信泰富有限公司

BY COURIER

==========

05013540

Exemption No. 82-5232

CITIC PACIFIC

Date : 23rd December, 2005

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Room 3045 (stop 3-4)
Judiciary Plaza
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

SUPPL

RECEIVED
DEC 27 2005
185

Dear Sirs,

Re: CITIC Pacific Limited ("the Company")

For the purpose of continuing to claim exemption pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we hereby furnish to the Commission the information required by Rule 12g 3-2(b).

Set out in the annexure is a list of information, copies of which are enclosed herewith, that the Company since November 22, 2005 (i) made or was required to make public pursuant to the laws of Hong Kong (ii) filed or was required to file with the Stock Exchange of Hong Kong Limited (the "HKSE") on which the securities of the Company are traded and which was made public by the HKSE; and (iii) distributed or was required to distribute to the holders of the securities of the Company.

Also set forth therein in connection with each item is (i) the date on which the particular item was or is required to be made public, filed with the HKSE, or distributed and (ii) the entity requiring that item be made public, filed with the HKSE or distributed.

Please feel free to contact the undersigned should you have any question concerning the above.

Thank you for your attention.

PROCESSED
DEC 30 2005
THOMSON
FINANCIAL

Yours faithfully,
For and on behalf of
CITIC PACIFIC LIMITED

Alice Tso
Company Secretary

Encl.
AT/wy/LTR-2553

Annexure

CITIC Pacific Limited

List of Information that the Company since November 22, 2005 (i) made or was required to make public pursuant to the laws of Hong Kong (ii) filed or was required to file with the Stock Exchange of Hong Kong Limited ("HKSE") on which the securities of the Company are traded and which was made public by the HKSE; and (iii) distributed or was required to distribute to the holders of the securities of the Company

1. Document : Press Announcement regarding the proposal for the conversion of not freely transferable share(s) of Daye Special Steel Co., Ltd. ("Daye") (a subsidiary of CITIC Pacific Limited incorporated in the People's Republic of China) into freely transferable share(s) of Daye ("Daye Share Reform Plan")
   Date : November 23, 2005
   Entity Requiring Item : HKSE (pursuant to the Rules Governing the Listing of Securities on the HKSE ("HKSE Listing Rules"))

2. Document : Notice issued by Daye to communicate with holders of freely transferable share(s) of Daye for the purposes of obtaining their views on the Daye Share Reform Plan *(only available in Chinese)*
   Date : November 23, 2005
   Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

3. Document : Notice issued by Daye for convening shareholders' meeting to be held on January 12, 2006 to approve the Daye Share Reform Plan *(only available in Chinese)*
   Date : November 23, 2005
   Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

4. Document : Letter from the Board of Daye for collecting the proxy form from holders of freely transferable share(s) of Daye regarding the shareholders' meeting to be held on January 12, 2006 *(only available in Chinese)*
   Date : November 23, 2005
   Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

5. Document : Summary of the Daye Share Reform Plan *(only available in Chinese)*
   Date : November 23, 2005
   Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

6. Document : Full version of the Daye Share Reform Plan *(only available in Chinese)*
   Date : November 23, 2005
   Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

7. Document : Legal opinion regarding the Daye Share Reform Plan *(only available in Chinese)*
   Date : November 23, 2005
   Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

8. Document : Opinion from the Sponsor regarding the Daye Share Reform Plan *(only available in Chinese)*
   Date : November 23, 2005
   Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

9. Document : Opinion from the Independent Directors of Daye regarding the Daye Share Reform Plan *(only available in Chinese)*
   Date : November 23, 2005
   Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

10. Document : English translation of the announcement of the resolutions passed by the board of directors of Daye for convening a shareholders' meeting to approve "the proposal on the utilization of surplus reserve and capital reserve to set off losses"
    Date : November 29, 2005
    Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

11. Document : English translation of the notice issued by Daye for convening shareholders' meeting to approve "the proposal on the utilization of surplus reserve and capital reserve to set off losses"
    Date : November 29, 2005
    Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

12. Document : Press Announcement regarding Discloseable Transaction – Daye Share Reform Plan
    Date : December 2, 2005
    Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

13. Document : Press Announcement of Daye regarding the alteration to be made to the Daye Share Reform Plan based on the results of communication with holders of freely transferable share(s) of Daye *(only available in Chinese)*
Date : December 2, 2005
Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

14. Document : Summary of the Revised Daye Share Reform Plan *(only available in Chinese)*
Date : December 2, 2005
Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

15. Document : Full version of the Revised Daye Share Reform Plan *(only available in Chinese)*
Date : December 2, 2005
Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

16. Document : Supplement to the legal opinion regarding the Daye Share Reform Plan *(only available in Chinese)*
Date : December 2, 2005
Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

17. Document : Supplement to the opinion from the Sponsor regarding the Daye Share Reform Plan *(only available in Chinese)*
Date : December 2, 2005
Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

18. Document : Opinion from the Independent Directors of Daye regarding the alteration to be made to the Daye Share Reform Plan *(only available in Chinese)*
Date : December 2, 2005
Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

19. Document : Monthly Return on Movement of Listed Equity Securities
Date : December 6, 2005
Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

20. Document : Circular in connection with Discloseable Transaction – Acquisition and Capital Injection Agreement in respect of Shijiazhuang Steel Mill
Date : December 7, 2005
Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

21. Document : Return of Allotments
    Date : December 16, 2005
    Entity Requiring Item : Hong Kong Companies Registry

22. Document : Press Announcement regarding the proposal for the conversion of the non-freely transferable shares of CITIC Guoan Information Industry Co., Ltd. into freely transferable shares
    Date : December 20, 2005
    Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

23. Document : Press Announcement of Daye regarding adjustment to the proposal on the utilization of surplus reserve and capital reserve to set off losses and the audited financial statements for the 10 months ended October 31, 2005 *(only available in Chinese)*
    Date : December 21, 2005
    Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

24. Document : Circular in connection with Discloseable Transaction – Daye Share Reform Plan
    Date : December 22, 2005
    Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 267)

DAYE SHARE REFORM PLAN

A proposal has been made by the Group for the conversion of the non-freely transferable shares of Daye (a non-wholly owned subsidiary of the Company) into freely transferable shares of Daye. If any of conditions for the Daye Share Reform Plan cannot be fulfilled, the Daye Share Reform Plan will not be implemented.

The Board wishes to announce that the Daye Share Reform Plan proposed by Xin Yegang and CITIC Pacific China, which together hold a total of 261,238,480 Daye Non-Freely Transferable Shares (representing an approximately 58.13% of all the issued shares in Daye and approximately 92.52% of all the issued Daye Non-freely Transferable Shares) has been cleared by the Shenzhen Stock Exchange. The implementation of the Daye Share Reform Plan is in line with the prevailing development of the securities market of the PRC and will render the Daye Non-freely Transferable Shares held by the Group becoming freely transferable on the Shenzhen Stock Exchange. The Board considers that it is in the interest of the Group because it can enhance the value of the Group's interest in Daye, and will provide more flexibility to the Group in dealing with its interest in Daye. The Board also considers that the terms thereof (including the granting of the Options (as defined below)) are reasonable from the perspective of the Group whilst giving an incentive for holders of Daye Freely Transferable Shares to support the Daye Share Reform Plan.

The proposal and other documents relating to the Daye Share Reform Plan are available on the Chinese website of the Stock Exchange and the website of the Shenzhen Stock Exchange on or after 24 November 2005. Some of the terms of the Daye Share Reform Plan are set out below.

Put Option

Xin Yegang shall grant a put option (the "**Option**") to each holder of Daye Freely Transferable Shares, pursuant to which a holder of Daye Freely Transferable Shares (whose name shall be registered on the register of members of Daye upon close of trading on the Option Date) shall have the right (but not an obligation) to sell its Daye Freely Transferable Shares to Xin Yegang within the Option Period at an exercise price of RMB3.7 per Daye Freely Transferable Share (subject to adjustment for any cash or scrip dividend distributions by Daye and conversion of Daye's common reserve fund to equity), representing a premium of 11.45% over the closing price per Daye Freely Transferable Share at the close of trading on 28 October 2005 after which date trading in Daye Freely Transferable Shares has been suspended. Based on the 167,040,000 Daye Freely Transferable Shares in issue as at the date hereof, the full exercise of the Options would require the payment of approximately RMB618.05 million (approximately HK$593.33 million) by Xin Yegang, which is intended by the Company to be funded by the Group's internal resources.

If the approvals for the Daye Share Reform Plan as set out below are not obtained, any granting of Options will not be effective. If the said approval are obtained, the Company will comply with all the relevant requirements of the Listing Rules in relation to the Options.

Modification of the Daye Share Reform Plan

Communication with the holders of Daye Freely Transferable Shares will be made for the purposes of obtaining their views on the Daye Share Reform Plan. Based on the results of such communications and giving due regards to the legal rights of the holders of Daye Freely Transferable Shares, Xin Yegang and CITIC Pacific China may alter the Daye Share Reform Plan. In the event that there is any material alteration to the Daye Share Reform Plan, the Company will comply with all the relevant requirements of the Listing Rules in relation thereto.

Conditions

The Daye Share Reform Plan is conditional upon (a) the approvals of more than two-thirds of (i) all the shareholders of Daye and (ii) the holders of Daye Freely Transferable Shares; and (b) the completion of all the necessary formalities for the purpose of enabling the trading on the Shenzhen Stock Exchange of those Daye Freely Transferable Shares to be converted from Daye Non-freely Transferable Shares. The votes of the shareholders of Daye in respect of the Daye Share Reform Plan may be cast at a physical meeting to be held on 12 January 2006 or via the internet from 10 January 2006 to 12 January 2006. If any of such approvals cannot be fulfilled, the Daye Share Reform Plan will not be implemented.

following the Implementation Date subject to a lock-up period of 36 months in the case of Xin Yegang and CITIC Pacific China and a period of at least 12 months as required by the applicable laws in the case of the remaining holders of Daye Non-freely Transferable Shares. However, some of such remaining holders of Daye Non-freely Transferable Shares have accepted longer lock-up period of up to 24 months.

Further Undertakings

Xin Yegang further undertakes that it will:

(1) prior to the Record Date, pay a performance guarantee deposit of approximately RMB123.61 million (approximately HK$118.67 million), representing 20% of the total amount payable by Xin Yegang upon full exercise of the Options, into the bank account designated by the relevant authority, which will be frozen until the expiry of the Option Period. The said performance guarantee deposit will be funded by the Group's internal resources;

(2) with a view to ensuring that the following debts be repaid prior to the Record Date, actively procure the repayment to Daye of an aggregate amount of approximately RMB188.88 million (approximately HK$181.32 million) owed by two debtors of Daye and provide an irrevocable guarantee for the said repayments. In the event that the said two debtors fail to make such repayments, Xin Yegang will repay the said amount to Daye on their behalf out of the purchase prices payable by the Group for the Group's acquisitions of certain assets including fixed assets and stocks of two steel pipe factories from the two debtors or their parent company. Save for the aforesaid arrangements, the two debtors are third parties independent of the Company; and

(3) within 3 years from the Implementation Date, put forward proposal(s) at meeting(s) of the shareholders of Daye in respect of Xin Yegang's injection(s) of quality asset(s) of a value of not less than RMB300 million and of a return on net asset ratio calculated on the basis of the audited financial statements for the preceding financial year of not less than 10% to Daye with a view to enhancing the profitability of Daye. In the event that such undertaking is not complied with, Xin Yegang shall pay to each shareholder of Daye (other than Xin Yegang and CITIC Pacific China) RMB0.053 for each share of Daye held by such shareholder. Based on the number of shares of Daye held by the shareholders of Daye (other than Xin Yegang and CITIC Pacific China) as at the date hereof, an aggregate amount of approximately RMB10 million (approximately HK$9.6 million) shall be payable by Xin Yegang if it fails comply with such undertaking. If the approvals for the Daye Share Reform Plan as set out above are not obtained, Xin Yegang will not be bound by this undertaking. If the said approvals are obtained, Xin Yegang will be bound by this undertaking and the Company will comply with all the relevant requirements of the Listing Rules in relation thereto.

Financial position of Xin Yegang

Based on the unaudited financial statements of Xin Yegang as at 30 September 2005, Xin Yegang had a total asset of approximately RMB3,419.50 million (approximately HK$3,282.72 million), net asset of approximately RMB2,372.93 million (approximately HK$2,278.02 million); and for the nine months ended 30 September 2005, the revenue of Xin Yegang's principal business was approximately RMB3,307.45 million (approximately HK$3,175.15 million) and net profits of Xin Yegang was approximately RMB294.63 million (approximately HK$282.84 million). As at 30 September 2005, the outstanding guarantee provided by Xin Yegang in favour of Daye was approximately RMB1,291.33 million (approximately HK$1,239.67 million).

Definitions

"Board"	the board of directors of the Company
"CITIC Pacific" or the "Company"	CITIC Pacific Limited, a company incorporated in Hong Kong whose shares are listed on the Main Board of the Stock Exchange
"CITIC Pacific China"	中信泰富（中國）投資有限公司 (CITIC Pacific China Holdings Limited), a company incorporated in the PRC and a wholly-owned subsidiary of the Company
"Daye"	大冶特殊鋼股份有限公司 (Daye Special Steel Co., Ltd.), a joint stock limited company incorporated in the PRC whose shares are listed on the Shenzhen Stock Exchange
"Daye Freely Transferable Share(s)"	freely transferable share(s) of Daye
"Daye Non-freely Transferable Share(s)"	not freely transferable share(s) of Daye
"Daye Share Reform Plan"	the proposal for the conversion of the Daye Non-freely Transferable Shares into Daye Freely Transferable Shares
"Group"	the Company and its subsidiaries
"Implementation Date"	the date of implementation of the Daye Share Reform Plan
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Option Date"	the last trading day of the twelfth month after the Implementation Date
"Option Period"	the trading days comprised in a period of 30 days after the Option Date
"Record Date"	3 January 2006, which is the date chosen for the determination of shareholders' entitlements to vote in respect of the Daye Share Reform Plan
"RMB"	Renminbi, the lawful currency of the PRC
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Xin Yegang"	湖北新冶鋼有限公司 (Hubei Xin Yegang Co., Ltd.), a joint venture company incorporated in the PRC and owned as to 95% by the Company and as to 5% by 黃石東方投資有限公司 (Huangshi Dongfang Investment Co., Ltd.)

(For the purpose of illustration only, the exchange rate of RMB1 to HK$0.96 is adopted.)

By Order of the Board
CITIC Pacific Limited
Alice Tso Mun Wai
Company Secretary

Hong Kong, 23 November 2005

As at the date of this announcement, the executive directors of the Company are Messrs Larry Yung Chi Kin (Chairman), Henry Fan Hung Ling, Peter Lee Chung Hing, Norman Yuen Kee Tong, Vernon Francis Moore, Yao Jinrong, Li Shilin, Carl Yung Ming Jie, Liu Jifu and Leslie Chang Li Hsien; the non-executive directors of the Company are Messrs Willie Chang, André Desmarais and Peter Kruyt (alternate director to Mr André Desmarais); and the independent non-executive directors of the Company are Messrs Hamilton Ho Hau Hay, Alexander Reid Hamilton, Hansen Loh Chung Hon and Norman Ho Hau Chong.

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

（於香港註冊成立的有限公司）

（股份代號：267）

此乃大冶特殊鋼股份有限公司登載於中華人民共和國深圳證券交易所網頁的關於舉行股權分置改革溝通協商安排的通知。大冶特殊鋼股份有限公司為中信泰富有限公司的附屬公司。

证券代码：000708　　股票简称：大冶特钢　　公告编号：2005-029

大冶特殊钢股份有限公司
关于举行股权分置改革沟通协商安排的通知

本公司及其董事会全体成员保证信息披露内容的真实、准确、完整，没有虚假记载、误导性陈述或重大遗漏。

2005 年 11 月 24 日，公司董事会在《中国证券报》、《证券时报》、《上海证券报》和巨潮资讯网（http：//www.cninfo.com.cn）公告了股权分置改革的相关文件。为了更好地与广大投资者进行沟通，使公司的股权分置改革方案具有更广泛的股东基础，并能够获得流通股股东的赞同，公司董事会接受公司非流通股股东湖北新冶钢有限公司、中信泰富（中国）投资有限公司的委托，通过多种形式与流通股股东进行沟通与交流。

一、填写征求意见表

公司设计了《股权分置改革征求意见表》（见附件），各位股东可从报纸复印、网络下载（下载网址为 http://www.cninfo.com.cn）该表，填写意见后传真、邮寄或以电子邮件方式发送至公司，也可直接就该表有关问题致电公司指定联系人发表意见。

二、网上交流会

1、网上交流会网址：全景网络.中国股权分置改革专网（http：//www.p5w.net）

2、网上交流时间：2005 年 11 月 28 日 14：00—16：00

出席本次交流会的人员有：公司控股股东董事会和公司董事会、经理层主要成员、保荐机构相关人员。

三、网上持续交流：

1、网上持续交流时间：2005 年 11 月 29 日、11 月 30 日、12 月 1 日、12 月 2 日。每日的 9：00—17：00

2、在网上持续交流活动期间，公司将于每天 15：00—17：00 集中回答投资者的问题。

欢迎广大投资者积极参与。

特此公告。

大冶特殊钢股份有限公司

董　事　会

2005 年 11 月 23 日

大冶特殊钢股份有限公司
股权分置改革方案流通股股东征求意见表

<table>
<tr><td>股东名称</td><td></td><td>股东帐户</td><td></td><td>持股数量</td><td></td></tr>
<tr><td>联系电话</td><td></td><td>传真</td><td></td><td>电子邮箱</td><td></td></tr>
<tr><td>通讯地址</td><td colspan="3"></td><td>邮编</td><td></td></tr>
<tr><td colspan="2">您对本次股权分置改革方案的意见</td><td colspan="4"></td></tr>
<tr><td colspan="2">您认为非流通股股东还需做哪些承诺</td><td colspan="4"></td></tr>
<tr><td colspan="2" rowspan="2">您希望采取何种方式进行沟通</td><td>网络路演</td><td>一对一沟通</td><td>电话沟通</td><td>其他</td></tr>
<tr><td></td><td></td><td></td><td></td></tr>
<tr><td colspan="2" rowspan="2">您会采取何种方式参与相关股东会议表决</td><td>现场表决</td><td>网络表决</td><td>征集投票</td><td>其他</td></tr>
<tr><td></td><td></td><td></td><td></td></tr>
<tr><td colspan="2">您的其他建议</td><td colspan="4"></td></tr>
</table>

请投资者将填写好的表格邮寄、传真或发电子邮件给如下地址：

通讯地址：湖北省黄石市黄石大道316号大冶特殊钢股份有限公司董事会秘书室

联 系 人：彭百条

联系电话：0714-6293836、6296210、6296211

传　　真：0714-6296570

电子邮箱：dytg0708@163.com

投资者填写的征求意见表请注明"大冶特钢股权分置改革表"

****

完

香港， 二零零五年十一月二十三日

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

（於香港註冊成立的有限公司）

（股份代號：267）

此乃大冶特殊鋼股份有限公司登載於中華人民共和國深圳證券交易所網頁的關於召開股權分置改革相關股東會議的通知。大冶特殊鋼股份有限公司為中信泰富有限公司的附屬公司。

证券代码：000708　　股票简称：大冶特钢　　公告编号：2005-028

大冶特殊钢股份有限公司
关于召开股权分置改革相关股东会议的通知

本公司及其董事会全体成员保证信息披露内容的真实、准确、完整，没有虚假记载、误导性陈述或重大遗漏。

公司董事会受非流通股东湖北新冶钢有限公司、中信泰富（中国）投资有限公司的委托，就其提出的股权分置改革方案提交相关股东会议审议。现将本次会议的有关事项通知如下：

一、会议的基本情况

（一）相关股东会议的召开时间

1、现场会议召开时间为：2006 年 1 月 12 日 14：00

2、网络投票时间：2006 年 1 月 10 日—2006 年 1 月 12 日

其中：通过深圳证券交易所交易系统进行网络投票的具体时间为每个交易日的 9：30—11：30、13：00—15：00，即 2006 年 1 月 10 日—1 月 12 日的股票交易时间。

通过深圳证券交易所互联网投票系统进行网络投票的具体时间为 2006 年 1 月 10 日的 9：30—1 月 12 日的 15：00。

（二）股权登记日：2006年1月3日

（三）现场会议召开地点：本公司会议室

（四）会议召集人：公司董事会

（五）会议方式：本次会议采取现场投票、网络投票与征集投票权相结合的方式。公司将通过深圳证券交易系统和互联网投票系统向流通股股东提供网络形式的投票平台，流通股股东可以在上述网络投票时间内通过深圳证券交易所的交易系统或互联网投票系统行使表决权。

（六）参加相关股东会议的方式：公司股东只能选择现场投票、征集投票或网络投票中的一种表决方式。

（七）提示公告：相关股东会议召开前，公司将于2006年1月4日、1月10日发布2次召开相关股东会议的提示公告。

（八）会议出席对象

1、截止2006年1月3日下午交易结束后在中国证券登记结算有限责任公司深圳分公司登记在册的本公司全体股东。该等股东均有权参加现场会议或在网络投票时间内参加网络投票；不能亲自出席现场会议的股东可授权他人代为出席，被授权人不必是本公司股东；

2、公司董事、监事、高级管理人员；

3、公司聘请的见证律师、保荐机构代表人及董事会邀请的人员。

（九）公司股票停牌、复牌事宜

1、公司董事会申请公司股票于2005年11月24日起停牌，最晚于2005年12月5日复牌。此段时期为与股东沟通时期。

2、公司董事会将在2005年12月3日（含本日）之前公告非流通股股东与流通股股东沟通协商的情况，协商确定的改革方案，并申请公司股票于公告后下一交易日复牌。

3、如果公司董事会未能在2005年12月3日（含本日）之前公告协商确定的改革方案，公司将刊登公告宣布取消本次相关股东会议，并申请公司股票于公告后下一交易日复牌。

4、公司董事会将申请自相关股东会议股权登记日的次一交易日起至改革规定程序结束之日公司股票停牌。

二、会议审议事项

本次相关股东会议审议事项为《大冶特殊钢股份有限公司股权分置改革方案》。

根据有关规定，本次会议采用现场投票、网络投票和征集投票相结合的表决方式，流通股股东可在网络投票时间内通过深圳证券交易

所交易系统或互联网投票系统对上述审议事项进行投票表决。流通股股东网络投票的具体程序见本通知第六部分的内容。流通股股东征集投票权的具体内容见公司董事会投票委托征集函。

三、流通股股东具有的权利和主张权利的时间、条件和方式

（一）流通股股东具有的权利

流通股股东依法享有出席相关股东会议的权利，并享有知情权、发言权、质询权和表决权。根据中国证监会的相关规定，公司股权分置改革方案需要类别表决通过，即除须经参加本次相关股东会议股东所持表决权的三分之二以上同意外，还须经参加相关股东会议流通股股东所持表决权的三分之二以上同意。

（二）流通股股东主张权利的时间、条件和方式

根据《上市公司股权分置改革管理办法》的规定，本次相关股东会议采用现场投票、网络投票和征集投票权相结合的表决方式，流通股股东可在网络投票时间内通过深圳证券交易所交易系统或互联网投票系统对相关股东会议的审议事项进行投票表决。流通股股东网络投票的具体程序见本通知第六部分内容。

根据《上市公司股权分置改革管理办法》的规定，本公司董事会作为征集人向公司流通股股东征集对本次相关股东会议审议事项即《大冶特殊钢股份有限公司股权分置改革方案》的投票权。有关征集投票权的时间、方式、程序等具体内容见《中国证券报》、《证券时报》、《上海证券报》及巨潮资讯网上同日公告的《公司董事会关于股权分置改革投票委托征集函》。

公司股东应严肃行使表决权，在投票表决时，同一股份只能选择现场投票、网络投票或征集投票中的一种表决方式，不能重复投票。如果出现重复投票，按以下规则处理：

1、如果同一股份通过现场、网络或征集投票重复投票，以现场投票为准；

2、如果同一股份通过网络或征集投票重复投票，以征集投票为准；

3、如果同一股份多次征集重复投票，以最后一次征集投票为准；

4、如果同一股份通过网络多次重复投票，以第一次网络投票为准；

5、如果同一股份既通过互联网投票又通过交易系统投票的，以互联网投票为准。

（三）流通股股东参加投票表决的重要性

1、有利于保护自身利益不受侵犯；

2、充分表达意愿，行使股东权利；

3、如公司股权分置改革方案获相关股东会议通过，则表决结果对未参与相关股东会议投票表决或虽参与相关股东会议表决但投反对票或弃权票的股东仍然有效。

四、公司董事会组织非流通股股东与流通股股东沟通协商的安排

（一）公司公布的查询和沟通渠道如下：

1、热线电话：0714-6293836、6296210、6296211

2、传　　真：0714-6296570

3、电子信箱：dytg0708@163.com

4、公司网站：http：//www.dayesteel.com.cn

5、深圳证券交易所网站：http：//www.szse..cn

（二）公司将通过发放征求意见函、网上路演、走访机构投资者等方式与流通股股东进行充分沟通和协商，具体时间另行通知。

五、相关股东会议现场会议的登记方法

（一）登记手续：

1、符合上述条件的法人股东的法定代表人持加盖单位公章的法人营业执照复印件、法人股东帐户及本人身份证到公司登记；委托代理人应持加盖单位公章的法人营业执照复印件、法定代表人出具的授权委托书、法人股东帐户及本人身份证到公司登记；

2、个人股东须持股东帐户及本人身份证到公司登记，委托代理人须持授权委托书、身份证和委托人股东帐户到公司登记。异地股东可采用信函或传真的方式登记。

（二）登记时间：2006 年 1 月 9 日至 1 月 11 日 9：00—12：00；13：00—17：00。

（三）登记地点：湖北省黄石市黄石大道 316 号大冶特殊钢股份有限公司董事会秘书室。

六、参与网络投票的股东身份认证与投票程序

在本次相关股东会议上，公司将向流通股股东提供网络投票平台，流通股股东可以通过深交所交易系统或互联网投票系统（http：//wltp.cninfo.com.cn）参加网络投票。

（一）采用交易系统投票的程序

1、相关股东会议通过交易系统进行网络投票的时间为 2006 年 1 月 10 日—1 月 12 日每日的 9：30—11：30、13：00—15：00，投票程序比照深圳证券交易所新股申购业务操作。

2、相关股东会议投票代码：360708；投票简称为：冶钢投票

3、股东投票的具体程序：

⑴买卖方向为买入投票

⑵在“委托价格”项下填报股东会议议案序号，1.00 元代表本议案，以 1.00 元的价格予以申报。如下表：

议　　　案	申报价格
《大冶特殊钢股份有限公司股权分置改革方案》	1.00 元

⑶在“委托股数”项下填报表决意见，1 股代表同意，2 股代表反对，3 股代表弃权。

4、投票举例

⑴股权登记日持有“大冶特钢”股票的投资者，对公司股权分置改革方案投同意票的，其申报如下

投票代码	买卖方向	申报价格	申报股数
360708	买入	1.00 元	1 股

⑵如某投资者对公司股权分置改革方案投反对票，只要将申报股数改为 2 股，其他申报内容相同。

投票代码	买卖方向	申报价格	申报股数
360708	买入	1.00 元	2 股

5、投票注意事项

⑴对同一议案不能多次进行申报，多次申报的，以第一次申报为准。

⑵对不符合上述要求的申报将作为无效申报，不纳入表决统计。

（二）采用互联网投票的身份认证与投票程序

1、股东获取身份认证的具体流程

按照《深圳证券交易所投资者网络服务身份认证业务实施细则》的规定，股东可以采用服务密码或数字证书的方式进行身份认证。申请服务密码的，请登陆网址：http：//www.szse.cn 或 http：//wltp.cninfo.com.cn 的密码服务专区注册，填写相关信息并设置服务密码，该服务密码需要通过交易系统激活成功半日后方可使用。申请数字证书的，可向深圳证券信息公司或其委托的代理发证机构申请。

2、股东根据获取的服务密码或数字证书可登陆网址 http：//wltp.cninfo.com.cn 的互联网投票系统进行投票。

3、投资者进行投票的时间

本次相关股东会议通过深圳证券交易所互联网投票系统投票的开始时间为 2006 年 1 月 10 日 9：30，网络投票结束时间为 2006 年 1 月 12 日的 15：00。

4、投票注意事项

⑴不能多次进行表决申报，多次申报的，以第一次申报为准；

⑵对不符合上述要求的申报，将作为无效申报，不纳入表决统计。

七、公司董事会征集投票权方案

公司董事会向公司流通股股东征集对相关股东会议审议事项即《公司股权分置改革方案》的投票权。

（一）征集对象：截止 2006 年 1 月 3 日 15：00 收市后，在中国证券登记结算有限责任公司深圳分公司登记在册的公司全体流通股股东。

（二）征集时间：2006 年 1 月 4 日至 2006 年 1 月 8 日 9：00—17：00。

（三）征集方式：本次征集投票权为征集人无偿自愿征集，征集人采用公开方式，在中国证监会指定的报刊和网站上发布公告进行投票权征集行动。

（四）征集程序和步骤：

请祥见公司于本日公告的《公司董事会关于股权分置改革投票委托征集函》。

八、其他事项

（一）相关股东会议的现场会议会期半天，出席现场会议的股东食宿、交通费用自理；

（二）网络投票期间，如投票系统遇突发重大事件的影响，则相关股东会议的进程按当日通知进行。

（三）联系方式

1、联系人：王平国　彭百条

2、地　址：湖北省黄石市黄石大道 316 号

3、单　位：大冶特殊钢股份有限公司董事会秘书室

4、邮政编码：435001

5、电　话：0714—6293836

6、传　真：0714—6296570

特此公告。

大冶特殊钢股份有限公司
董　事　会
2005 年 11 月 23 日

附件：

大冶特殊钢股份有限公司
相关股东会议授权委托书

兹全权委托　　　　　先生（女士）代表本人（本单位）出席大冶特殊钢股份有限公司股权分置改革相关股东会议，并按照下列指示行使对会议议案的表决权。

决　议　案	表决意向		
	同意	反对	弃权
大冶特殊钢股份有限公司股权分置改革方案			

委托人对受托人的授权指示以在"同意"、"反对"、"弃权"下面的方框中打"√"为准，对同一项决议案，不得有多项授权指示。如果委托人对有关决议案的表决未作具体指示或者对同一项决议案有多项授权指示的，则受托人可自行酌情决定对上述决议案或有多项授权指示的决议案的投票表决。

本授权委托的有效期：自本授权委托书签署之日至本次相关股东会议结束。

委托人签名：（法人股东须法定代表人签字并加盖法人公章）

委托人身份证号：
委托人股东帐户：
委托人持股数：
受托人签名：
受托人身份证号：

委托日期：　　　年　月　日

（本授权委托书的剪报、复印件或按以上格式自制均有效）

****
完

香港，　二零零五年十一月二十三日

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

（於香港註冊成立的有限公司）

（股份代號：267）

此乃大冶特殊鋼股份有限公司登載於中華人民共和國深圳證券交易所網頁的董事會關於股權分置改革的投票委托徵集函。大冶特殊鋼股份有限公司為中信泰富有限公司的附屬公司。

大冶特殊钢股份有限公司董事会

关于股权分置改革的投票委托征集函

一、绪言

根据中国证监会《上市公司股权分置改革管理办法》、《上市公司治理准则》的规定，大冶特殊钢股份有限公司(以下简称"大冶特钢"、"本公司"或"公司")董事会向全体流通股股东征集于2006年1月12日召开的审议股权分置改革方案的相关股东会议（以下简称"相关股东会议"）的投票权。

1、董事会申明

董事会保证本投票委托征集函内容真实、准确、完整，如若投票委托征集函有虚假记载，误导性陈述或者重大遗漏，将负个别的和连带的责任。董事会成员保证不利用本次征集投票委托事宜从事内幕交易，操纵市场等证券欺诈行为。

本次征集投票委托行动以无偿方式进行，董事会所有信息均在主管部门指定的报刊上发布，未有擅自发布信息的行为，所发布的信息未有虚假、误导性陈述。

2、重要提示

中国证监会、深圳证券交易所及其他政府机关对本公司股权分置改革所做的任何决定和意见均不表明其对本公司本次股权分置改革方案的实质性判断和保证。任何与之相反的声明均属虚假不实陈述。

二、公司基本情况及本次征集事项

（一）公司基本情况简介

1、 公司名称

法定中文名称：大冶特殊钢股份有限公司

法定英文名称：DAYE SPECIAL STEEL CO.,LTD

2、 法定代表人：曾重清

3、 董事会秘书：王培熹

联系地址：湖北省黄石市黄石大道316号

联系电话：0714-6293836

传　　真：0714-6296570

电子信箱：dytg0708@163.com

4、 注册地址：湖北省黄石市黄石大道316号

办公地址：湖北省黄石市黄石大道316号

邮政编码：435001

公司网址：http://dayesteel.com.cn

（二）股本结构

截至2005年10月31日，公司股本结构如下：

股份类别	数量（股）	比例（%）
一、尚未流通股份	282,368,480	62.83
1、法人股	282,368,480	62.83
二、已流通股份	167,040,000	37.17
股份总额	449,408,480	100.00

（三）经营范围：钢铁冶炼、钢材轧制、金属改制、压延加工、钢铁材料检测。

（四）征集事项：相关股东会议审议事项《大冶特殊钢股份有限公司股权分置改革方案》的投票权。

（五）本投票委托征集函签署日期：2005年11月23日

三、本次相关股东会议基本情况

关于本次相关股东会议召开的详细情况，请见本公司同日在《中国证券报》、《证券时报》、《上海证券报》和巨潮资讯网上公告的《大冶特殊钢股份有限公司关于召开股权分置改革相关股东会议的通知》。

四、征集人对本次股权分置改革方案的意见

本公司董事会同意本次股权分置改革方案。其赞成理由：

1、支付对价较为合理。

2、将改善公司的治理结构。

五、征集方案

本次征集投票权的具体方案如下：

（一）征集对象：本次投票权征集的对象为截止 2006 年 1 月 3 日下午收市后，在中国证券登记结算有限责任公司深圳分公司登记在册的大冶特钢全体流通股股东。

（二）征集时间：自 2006 年 1 月 4 日至 2006 年 1 月 8 日。

（三）征集方式：本次征集投票权为董事会无偿自愿征集，征集人将采用公开方式，在中国证监会指定的报刊和网站上发布公告进行投票权征集行动。

（四）征集程序：征集对象可通过以下程序办理委托手续：

第一步：填妥授权委托书

授权委托书须按照本报告书确定的格式逐项填写；

第二步：向征集人委托的联系人提交本人签署的授权委托书及其相关文件

本次征集投票权将由公司证券事务代表负责。

法人股东须提供下述文件：

1、现行有效的企业法人营业执照复印件；

2、法定代表人身份证复印件；

3、授权委托书原件（由法定代表人签署；如系由法定代表人授权他人签署，则须同时提供经公证的法定代表人授权他人签署授权委托书的授权书）；

4、法人股东账户卡复印件；

5、2006 年 1 月 3 日下午交易结束后持股清单（加盖托管营业部公章的原件）。

个人股东须提供下述文件：

1、股东本人身份证复印件；

2、股东账户卡复印件；

3、股东签署的授权委托书原件；

4、2006 年 1 月 3 日下午交易结束后持股清单（加盖托管营业部公章的原件）。

法人股东和个人股东的前述文件可以通过挂号信函方式或者委托专人送达的方式送达征集人委托的联系人。

同时，请将提交的全部文件予以妥善密封，注明联系电话、联系人，并在显著位置标明“征集投票权授权委托”。该等文件应在本次征集投票权时间截止（2006 年 1 月 8 日 17：00）之前送达，逾期则作无效处理；由于投寄差错，造成信函未能于该截止时间前送达的，也视为无效。

授权委托书及其相关文件送达的指定地址如下：

地　　址：湖北省黄石市黄石大道316号

单　　位：大冶特殊钢股份有限公司董事会秘书室

邮政编码：435001

联系电话：0714-6293836

传　　真：0714-6296570

联 系 人：　王平国　彭百条

（五）授权委托的规则

股东提交的授权委托书及其相关文件将由公司董事会审核并见证。经审核见证有效的授权委托将由公司董事会办理投票事宜。

1、股东的授权委托经审核同时满足下列条件时,方为有效：

（1）股东提交的授权委托书及其相关文件以信函、专人送达的方式在本次征集投票权时间截止（2006年1月8日17：00）之前送达指定地址。

（2）股东提交的文件完备,并均由股东签字或盖章。

（3）股东提交的授权委托书及其相关文件与股权登记日股东名册记载的信息一致。

（4）授权委托书内容明确,股东未将表决事项的投票权同时委托给征集人以外的人。

2、其他

（1）股东将投票权委托给征集人后如亲自或委托代理人登记并出席会议的,或者在会议登记时间截止之前以书面方式明示撤回原授权委托的，则已作出的授权委托自动失效。

（2）股东重复委托且授权内容不同的，以委托人最后一次签署的委托为有效。不能判断委托人签署时间的，以最后收到的委托为有效。

（3）授权委托书由股东授权他人签署的，授权签署的授权书或者其他授权文件应当经过公证。由股东本人或者股东单位法定代表人签署的授权委托书不需要公证。

六、征集人就征集事项的投票建议及理由

征集人认为，本次股权分置改革方案的实施将有效地解决股权分置这一历史遗留问题，对提升公司整体价值、完善公司的法人治理结构都具有积极的意义。方案的内容与全体股东尤其是中小股东的利益息息相关。由于中小股东亲临相关股东会议现场行使股东权利成本较高，为切实保障中小股东利益、行使股东权利，征集人特发出本征集委托投票函。征集人将严格遵照有关法律、法规和规范性文件以及大冶特钢章程的规定，履行法定程序进行本次征集投票权行动，并将按照股东的具体指示代理行使投票权。

七、备查文件

载有经公司董事会盖章的投票委托征集函正本。

八、签署

公司董事会已经采取了审慎合理的措施，对投票委托征集函所涉及内容均已进行了详细审查，投票委托征集函内容真实、准确、完整。

征集人：大冶特殊钢股份有限公司董事会

2005 年 11 月 23 日

附件：授权委托书

大冶特殊钢股份有限公司

董事会征集投票委托授权委托书

委托人声明：本人是在对公司董事会征集投票委托的相关情况充分知情的条件下委托征集人行使投票权。在本次相关股东会议登记时间截止之前，本人保留随时撤回该项委托的权利。将投票权委托给征集人后，如本人亲自(不包括网络投票)或委托代理人登记并出席会议，或者在会议登记时间截止之前以书面方式明示撤回原授权委托的，则以下委托行为自动失效。

本公司/本人作为委托人，兹授权委托大冶特殊钢股份有限公司董事会代表本公司/本人出席2006年1月12日在公司会议室召开的大冶特殊钢股份有限公司审议股权分置改革方案的相关股东会议（以下简称“相关股东会议”），并按本公司/本人的意愿代为投票。

本公司/本人对本次相关股东会议各项议案的表决意见：

序号	审议事项	赞成	反对	弃权
1	大冶特殊钢股份有限公司股权分置改革方案			

（注：请对每一表决事项根据股东本人的意见选择赞成、反对或者弃权并在相应栏内划“√”，三者必选一项，多选或未作选择的，则视为无效委托。）

本项授权的有效期限：自签署日至相关股东会议结束。

委托人持有股数：__________股，委托人股东帐号：____________________

委托人身份证号（法人股东请填写法人资格证号）：____________________

委托人联系电话：__________________________

委托人（签字确认，法人股东加盖法人公章）：__________________________

签署日期：　　　年　月　　日

（本授权委托书的剪报、复印件或按以上格式自制均有效）

****

完

香港， 二零零五年十一月二十三日

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

（於香港註冊成立的有限公司）
（股份代號：267）

此乃大冶特殊鋼股份有限公司登載於中華人民共和國深圳證券交易所網頁的股權分置改革說明書(摘要)。大冶特殊鋼股份有限公司為中信泰富有限公司的附屬公司。

证券代码：000708　　　　证券简称：大冶特钢

大冶特殊钢股份有限公司
股权分置改革说明书
（摘要）

保荐机构： 光大证券股份有限公司 Everbright Securities Co., Ltd.

董事会声明

1. 本公司董事会根据非流通股股东的书面委托，编制股权分置改革说明书。

2. 本公司股权分置改革由公司 A 股市场非流通股股东与流通股股东之间协商，解决相互之间的利益平衡问题。中国证券监督管理委员会和深圳证券交易所对本次股权分置改革所作的任何决定或意见，均不表明其对本次股权分置改革方案及本公司股票的价值或者投资人的收益做出实质性判断或者保证。任何与之相反的声明均属虚假不实陈述。

特别提示

1. 证券价格具有不确定性，股价波动可能会对本公司流通股股东的利益造成影响。
2. 本公司股权分置改革方案需经参加相关股东会议表决的股东所持表决权的三分之二以上通过，并经参加相关股东会议表决的流通股股东所持表决权的三分之二以上通过。
3. 新冶钢因触发要约收购义务，拟向本公司的全体股东发出收购要约，已作了提示性公告。此次要约收购的要约有效期为 30 天，将安排在本次改革的相关股东会议召开前生效，相关股东会议有可能延期召开。

重要内容提示

一、改革方案要点：赋予流通股股东认沽权利

大冶特殊钢股份有限公司的第一大股东－湖北新冶钢有限公司承诺赋予流通股股东一项认沽权利：在本次股权分置改革方案实施之日起第十二个月最后一个交易日当日结束后登记在册的全体股东，有权将其持有的全部无限售条件的流通股（合计不超过 167,040,000 股），在之后三十日内的任何一个交易日内，以每股 3.70 元（以下如无特别指出，货币单位均指人民币）的价格出售给湖北新冶钢有限公司。上述价格在公司实施现金分红、送股和公积金转增股本时作相应调整。

湖北新冶钢有限公司将在本次股权分置改革相关股东会议的股权登记日之前，在证券监管部门指定的银行帐户内存入全部履行承诺义务所需资金的 20%，即 123,609,600 元的资金作为保证金，并申请冻结至认沽权利有效期届满之日后。

湖北新冶钢有限公司将在本次股权分置改革相关股东会议的股权登记日之前，获得经深交所认可的银行对新冶钢全部履行承诺义务所需资金的 80%的不可撤销的连带责任担保并及时公告。

大冶特殊钢股份有限公司的其他非流通股东不安排对价，也不就其持有的非流通股获得对价。

股权分置改革方案实施后的首个交易日，公司所有非流通股股东持有的非流通股即获得上市流通权。

二、改革方案的追加对价安排：现金追送

自股权分置改革方案实施之日起三年内，湖北新冶钢有限公司将向股东大会提出向大冶特殊钢股份有限公司注入价值不低于 3 亿元，且按前一年度经审计的财务报表计算的净资产收益率不低于 10%的优质资产的提案（包括分次向股东大会提议）。如果未能履行上述承诺，则在三年期满之日，向除湖北新冶钢有限公司和中信泰富（中国）投资有限公司之外的其他全体股东以货币资金形式安排追加对价，追加对价的金额为该等股东每持有 1 股获得 0.053 元。按照目前的股本结构，上述追加对价安排的总额约为 1,000 万元。

三、非流通股股东的承诺事项

除法定承诺以及关于对价安排（包括追加对价安排）的承诺外，非流通股股东作出如下特别承诺。

（一）为原关联方经营性欠款提供担保

湖北新冶钢有限公司将积极敦促冶钢集团 170 无缝钢管有限公司和冶钢集团无缝钢管有限公司尽快偿还两者所欠大冶特殊钢股份有限公司合计 18,887.77 万元的债务，并将为该等债务提供不可撤销的连带责任保证。确保大冶特殊钢股份有限公司在本次股权分置改革相关股东会议的股权登记日之前收到上述欠款。

上述债务清偿后，大冶特殊钢股份有限公司的关联方（包括原关联方）经营性资金占用问题将得以全部解决。

（二）延长限售期

公司 11 家非流通股东作出高于法定最低限售期的承诺。具体如下：

股东名称	持股比例（%）	承诺的限售期
湖北新冶钢有限公司	29.95	36 个月
中信泰富（中国）投资有限公司	28.18	36 个月
东风汽车公司	1.78	18 个月
襄阳汽车轴承股份有限公司	0.76	24 个月
湖北正智资产管理有限公司	0.51	18 个月
中国第一拖拉机工程机械公司	0.51	18 个月
中国北车集团北京南口机车车辆机械厂	0.25	24 个月
无锡市宏裕百货商店	0.19	15 个月
上海宏成物业有限公司	0.07	24 个月
北内集团总公司	0.06	18 个月
无锡市国联投资管理咨询有限公司	0.04	24 个月

全体非流通股股东在股权分置改革方案实施后所增持的流通股的上市交易或转让不受上述承诺限制。

四、本次改革相关股东会议的日程安排

1. 相关股东会议的股权登记日：2006 年 1 月 3 日
2. 相关股东会议现场会议召开日：2006 年 1 月 12 日
3. 相关股东会议网络投票时间：2006 年 1 月 10 日至 1 月 12 日

五、本次改革相关证券停复牌安排

1. 本公司董事会将申请相关证券自 11 月 24 日起停牌，最晚于 12 月 5 日复牌，此段时期为股东沟通时期；
2. 本公司董事会将在 12 月 3 日之前（含此日）公告非流通股股东与流通股股东沟通协商的情况、协商确定的改革方案，并申请相关证券于公告后下一交易日复牌。
3. 如果本公司董事会未能在 12 月 3 日之前（含此日）公告协商确定的改革方案，本公司将刊登公告宣布取消本次相关股东会议，并申请公司相关证券于公告后下一交易日复牌。
4. 本公司董事会将申请自相关股东会议股权登记日的次一交易日起至改革规定程序结束之日公司相关证券停牌。

六、查询和沟通渠道

1. 热线电话：0714-6293836，6296210，6296211
2. 传真：0714-6296570
3. 电子信箱：dytg0708@163.com
4. 公司网站：www.dayesteel.com.cn
5. 深圳证券交易所网站：www.szse.com.cn

摘要正文

一、股权分置改革方案

（一）方案内容

新冶钢向持有大冶特钢流通股的股东作出一定的对价安排。其他非流通股股东不安排对价，也不就其持有的非流通股获得对价。股权分置改革方案实施后的首个交易日，公司所有非流通股股东持有的非流通股即获得上市流通权。

1. 对价安排形式

新冶钢承诺赋予流通股股东一项认沽权利：在本次股权分置改革方案实施之日起第十二个月最后一个交易日结束后登记在册的全体股东，有权将其在该日所持有的全部无限售条件的流通股（合计不超过 167,040,000 股），在之后三十日内的任何一个交易日内，以每股 3.70 元的价格出售给新冶钢。

在承诺有效期内，如遇大冶特钢派息、送股和转增股本的情形，上述承诺价格（即：3.70元/股）将按以下公式进行调整：

派息：$P1=P-D$；

送股或转增股本：$P1=P/(1+N)$；

送股或转增股本并同时派息：$P1=(P-D)/(1+N)$

P为承诺价格，P1为调整后的价格，D为每股派息（含税），N为送股率或转增率。

2. 追加对价安排

自股权分置改革方案实施之日起三年内，新冶钢将向股东大会提出向大冶特钢注入价值不低于 3 亿元，且按前一年度经审计的财务报表计算的净资产收益率不低于 10%的优质资产的提案（包括分次向股东大会提议）。如果未能履行上述承诺，则在三年期满之日，向除新冶钢和中信投资之外的其他全体股东以货币资金形式安排追加对价，追加对价的金额为该等股东每持有 1 股获得 0.053 元。按照目前的股本结构，上述追加对价安排的总额约为 1,000 万元。

3. 执行对价安排情况表

执行对价安排的股东名称	执行对价安排前		本次执行数量		实际履行认沽权后	
	持股数量（股）	占总股本比例（%）	本次执行对价安排认沽权数量（份）	认沽权对应的现金金额（元）	持股数量（股）	占总股本比例（%）
新冶钢	134,620,000	29.95	167,040,000	618,048,000	301,660,000	67.13

4. 有限售条件的股份可上市流通预计时间表

股东名称	持股比例（%）	可上市流通时间	承诺的限售条件
湖北新冶钢有限公司	29.95	G 日＋36 个月	
中信泰富（中国）投资有限公司	28.18	G 日＋36 个月	
东风汽车公司	1.78	G 日＋18 个月	
襄阳汽车轴承股份有限公司	0.76	G 日＋24 个月	
湖北正智资产管理有限公司	0.51	G 日＋18 个月	
中国第一拖拉机工程机械公司	0.51	G 日＋18 个月	
湖北华乐投资有限公司	0.29	G 日＋12 个月	
中国北车集团北京南口机车车辆机械厂	0.25	G 日＋24 个月	
武汉石化石油液化气公司	0.25	G 日＋12 个月	
无锡市宏裕百货商店	0.19	G 日＋15 个月	
上海宏成物业有限公司	0.07	G 日＋24 个月	
北内集团总公司	0.06	G 日＋18 个月	
无锡市国联投资管理咨询有限公司	0.04	G 日＋24 个月	
合计	62.83		

G 日：指方案实施后首个交易日

5. 改革方案实施后股份结构变动表

改革前			改革后		
	股份数量（股）	占总股本比例（%）		股份数量（股）	占总股本比例（%）
一、未上市流通股份合计	282,368,480	62.83	一、有限售条件的流通股合计	282,368,480	62.83
国家股	－	－	国家持股	－	－
国有法人股	－	－	国有法人持股	－	－
社会法人股	282,368,480	62.83	社会法人持股	282,368,480	62.83
募集法人股	－	－			
境外法人持股	－	－	境外法人持股	－	－
二、流通股份合计	167,040,000	37.17	二、无限售条件的流通股合计	167,040,000	37.17
A 股	167,040,000	37.17	A 股	167,040,000	37.17
B 股	－	－	B 股	－	－
H 股及其它	－	－	H 股及其它	－	－

三、股份总数	449,408,480	100.00	三、股份总数	449,408,480	100.00

（二）保荐机构对本次改革对价安排的分析意见

在股权分置的格局下，非流通股和流通股的价格形成机制不同，公司的整体价值可以视为由非流通股价值和流通股价值两部分组成，前者由非流通股所对应的公司净资产决定，后者则是流通总市值。

股权分置改革前后，公司的整体价值不应发生变化。遵照这一原则，我们对本次改革的对价安排进行了测算。

公司总价值=非流通股×每股净资产＋流通股×改革前股价

=282,368,480×1.953+167,040,000×3.14

=1,075,971,241.44

其中，每股净资产取 2004 年末经审计的每股净资产，改革前股价为 2005 年 10 月 28 日的 20 日均价。

改革后的理论股价=公司总价值/总股本

=1,075,971,241.44/449,408,480

=2.39

新冶钢的对价安排就其实质而言，是一项期限为 13 个月，行权价为 3.70 元的认沽权。从流通股股东的角度来看，12 个月后，流通股股东可以向新冶钢以 3.70 元的价格出售持有的全部股票，这一价格与改革前的股价相比有 17.83%的溢价水平，与改革后的理论股价相比有 54.81%的溢价水平，因此可以确保原流通股股东的权益。综上所述，保荐机构认为方案的对价水平是合理的。

二、非流通股股东作出的承诺及其保证措施安排

（一）非流通股股东作出的承诺

除法定承诺以及关于对价安排（包括追加对价安排）的承诺外，非流通股股东作出如下特别承诺。

1. 为原关联方经营性欠款提供担保

新冶钢将积极敦促冶钢集团 170 无缝钢管有限公司和冶钢集团无缝钢管有限公司尽快偿还两者所欠公司合计 18,887.77 万元的债务，并将为该等债务提供不可撤销的连带责任保证。确保公司在本次股权分置改革相关股东会议的股权登记日之前收到上述欠款。

上述债务清偿后，大冶特殊钢股份有限公司的关联方（包括原关联方）经营性资金占用问题将得以全部解决。

2. 限售期

新冶钢和中信投资所持有的非流通股股份自股权分置改革方案实施之日起，至少在36个月内不上市交易或转让；其他非流通股股东中有9家单位作出了高于法定最低限售期的承诺。全体非流通股股东在股权分置改革方案实施后所增持的流通股的上市交易或转让不受上述承诺限制。

（二）承诺事项的履约能力

1. 关于认沽权的履约能力

新冶钢将在本次股权分置改革相关股东会议的股权登记日之前，在深交所或登记结算机构指定的银行帐户内存入123,609,600元的资金作为履约保证金，并申请冻结至承诺有效期届满之日后。该笔资金的金额相当于全部履行承诺所需资金的20%（167,040,000x3.70x20%=123,609,600）。

截至2005年9月30日，新冶钢总资产为341,950.52万元，净资产为237,293.78万元，2005年1—9月的主营业务收入为330,745.53万元，净利润为29,463.09万元（上述财务数据未经审计）。因此，其经营情况良好，具有充分的履约能力。

此外，新冶钢将在本次股权分置改革相关股东会议的股权登记日之前，获得银行对上述认沽权利所涉价款的80%的不可撤销的连带责任担保。

2. 关于提供担保的履约能力

按照冶钢集团170无缝钢管有限公司和冶钢集团无缝钢管有限公司就其所欠大冶特钢债务的偿债安排，两者已将其主要经营性资产出售与新冶钢，并将用出售所得之款项偿还上述债务。目前，新冶钢受让资产的价款尚未全部支付，其如果实际履行担保义务，可以通过从上述价款中扣除偿还债务对应的款项来行使追索权。因此，新冶钢具备对上述债务提供担保并实际履行担保义务的能力。

3. 关于限售期的履约能力

为履行关于限售期的承诺，公司已取得相关非流通股股东的授权，公司将根据授权向登记结算机构申请锁定有关股东持有的原非流通股，待限售期限届满后，再申请解除锁定。

4. 关于资产重组和追加对价的履约能力

新冶钢是中信泰富在中国大陆特钢制造领域的重要企业，根据其目前的资产状况和盈利能力，其具备对公司进行资产重组的能力以及在违反本承诺情况下执行追加对价的能力。需要说明的是，在新冶钢履行资产重组承诺的前提下，这一重组最终能否实现还取决于是否获得股东大会的批准，以及如果这一重组达到重大资产重组的标准或涉及发行新股等，是否获得中国证监会的核准。

（三）承诺事项的担保安排

新冶钢将在本次股权分置改革相关股东会议的股权登记日之前，获得银行对上述认沽权利所涉价款的 80%的不可撤销的连带责任担保。

4. 承诺事项的违约责任

新冶钢和中信投资保证，如有不履行或者不完全履行承诺的情形，将赔偿其他股东因此而遭受的损失。

5. 承诺人声明

为了保证承诺的有效履行，非流通股股东做出声明：本承诺人将忠实履行承诺，承担相应的法律责任；除非受让人同意并有能力承担承诺责任，本承诺人将不转让所持有的股份。

三、提出改革动议的非流通股股东的持股情况

提出改革动议的非流通股股东是新冶钢和中信投资，两者合计持有大冶特钢 26,123.85 万股股份，占公司总股本的 58.13%，占非流通股股份总额的 92.52%，其持股情况如下表所示。两者所持有的股份不存在任何权属争议，也不存在被质押冻结等权利受到限制的情形。

股东名称	持股数量（万股）	持股比例（%）	股份性质
湖北新冶钢有限公司	13,462.00	29.95	法人股
中信泰富（中国）投资有限公司	12,661.85	28.18	法人股
合计	**26,123.85**	**58.13%**	

四、需要关注的风险与事项

公司特别提醒股东及投资者关注下列风险和事项。

（一）股价波动的风险

证券价格易受多种因素影响而具有不确定性，尤其是当认沽权有效期届满后，公司股票的价格有可能会跌破认沽权的执行价。

公司及控股股东将采取以下措施尽可能降低股价波动引致的风险：

首先，新冶钢和中信投资承诺了为期 36 个月的限售期，其他非流通股股东中有 9 家单位作出了高于法定最低限售期的承诺，从而对稳定股价起到了一定的积极作用。

其次，公司和新冶钢均将致力于通过提高公司的盈利能力以及改善公司的财务状况来维持股价的稳定。

（二）改革方案未能通过的风险

公司股权分置改革方案需经参加相关股东会议表决的股东所持表决权的三分之二以上通过，并经参加相关股东会议表决的流通股股东所持表决权的三分之二以上通过，存在相关股东会议审议无法通过的风险。

公司将采用多种方式积极与流通股股东进行沟通协商，并根据沟通协商的结果对改革方案进行修改与完善，充分尊重流通股股东的合法权益。

（三）要约收购事项

新冶钢和其关联方—中信投资于 2004 年 12 月 20 日通过竞拍方式拍得公司原控股股东—冶钢集团有限公司持有的公司 17,461.85 万股股份，占公司总股本的 38.86%，因此触发了要约收购的义务。新冶钢已向中国证监会报送了要约收购报告书，并于 2005 年 8 月 30 日对要约收购报告书的摘要作了提示性公告。如果未来中国证监会对新冶钢报送的要约收购报告书无异议，则此项收购要约将正式生效。

由于要约收购的价格显著低于本次改革中新冶钢承诺的认沽价，公司认为，在一般情况下，多数股东不会接受要约，但是，如果出现多数股东，特别是流通股股东接受要约的情形，则其对本次改革可能产生的影响需要区分以下几种情形加以分析。

第一，要约收购的期限届满，公司的股权分布仍符合《公司法》规定的上市条件的，则此次收购只是使公司的股权结构发生一定程度的变化，而不会对新冶钢执行对价安排的能力产生不利影响。这是因为，首先，新冶钢作为安排对价的非流通股股东，日后不需要就自身所增持的流通股执行对价，因此实际上对价总量会因增持流通股而减少；其次，要约收购的价格低于对价安排中承诺的认沽价格，从而要约收购增持股份的资金金额小于对相应股份履行认沽义务所需要的资金金额。综上所述，要约收购并不会增加新冶钢额外的资金需求，从而也不会降低其执行对价的能力，因此这种情形并未增加流通股股东的风险。

第二，要约收购的期限届满，公司的股权分布不符合《公司法》规定的上市条件的，由于此次要约收购并不以终止公司股票上市交易为目的，因此新冶钢可以在要约期满 6 个月后的 1 个月内实施维持公司上市地位的方案。尽管如此，公司仍将面临潜在的终止上市的风险。一旦发生终止上市的情形，将导致新冶钢作出的对价安排日后无法实际履行。针对这一风险，公司认为，首先，正如前文所述，在本次改革方案推出后，出现多数股东接受要约的情形的可能性非常之小。其次，终止上市有违新冶钢此次收购的初衷，因此，新冶钢将制定并实施行之有效的维持公司上市地位的方案。

五、保荐机构和律师事务所的意见

保荐机构：光大证券股份有限公司
地址：上海市浦东南路 528 号上海证券大厦 14 层
法定代表人：王明权
保荐代表人：周皓
项目主办人：陈骥宁、张喜慧
电话：021-68816000
传真：021-68817530

律师事务所：北京市竞天公诚律师事务所
地址：北京市朝阳区朝阳门外大街 20 号联合大厦 15 楼
负责人：张宏久
经办律师：张宏久、吴杰江
电话：010-65882200
传真：010-65882211

（一）保荐意见结论

光大证券在其为本次股权分置改革出具的保荐意见书中发表的保荐意见结论为："在大冶特钢及其非流通股股东提供的有关资料及说明真实、准确、完整，以及相关承诺得以实现的前提下，本保荐机构认为，大冶特钢的股权分置改革方案及其对价安排公平合理，改革工作的内容和程序均符合相关法律、法规、规章和规范性文件的规定。为此，光大证券同意推荐大冶特钢进行股权分置改革工作。"

（二）律师意见结论

律师在其为本次股权分置改革出具的法律意见书中发表的律师意见结论为："综上所述，本所认为，本次股权分置改革的参与主体均具有合法的主体资格；与改革方案有关的法律事项符合中国法律、法规和规范性文件的规定；与改革方案有关的法律文件合法有效，且具有可执行性；本次股权分置改革的改革方案不存在违反中国法律、法规和规范性文件及公司章程规定的情况，拟订的改革方案的实施程序符合有关规范性文件的规定，其实施不存在法律障碍。但本次股权分置改革的改革方案尚需经相关股东会议审议通过并经中华人民共和国商务部的正式批准后方可实施。同时，大冶特钢须按照中国证监会及深交所的有关规定严格履行信息披露义务。"

大冶特殊钢股份有限公司
董事会

2005 年 11 月 23 日

****
完

香港， 二零零五年十一月二十三日

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

（於香港註冊成立的有限公司）
（股份代號：267）

此乃大冶特殊鋼股份有限公司登載於中華人民共和國深圳證券交易所網頁的股權分置改革說明書(全文)。大冶特殊鋼股份有限公司爲中信泰富有限公司的附屬公司。

证券代码：000708　　　　**证券简称：大冶特钢**

大冶特殊钢股份有限公司
股权分置改革说明书
（全文）

保荐机构： 光大证券股份有限公司 Everbright Securities Co., Ltd.

二零零五年十一月

董事会声明

1. 本公司董事会根据非流通股股东的书面委托，编制股权分置改革说明书。

2. 本公司股权分置改革由公司 A 股市场非流通股股东与流通股股东之间协商，解决相互之间的利益平衡问题。中国证券监督管理委员会和深圳证券交易所对本次股权分置改革所作的任何决定或意见，均不表明其对本次股权分置改革方案及本公司股票的价值或者投资人的收益做出实质性判断或者保证。任何与之相反的声明均属虚假不实陈述。

特别提示

1. 证券价格具有不确定性，股价波动可能会对本公司流通股股东的利益造成影响。

2. 本公司股权分置改革方案需经参加相关股东会议表决的股东所持表决权的三分之二以上通过，并经参加相关股东会议表决的流通股股东所持表决权的三分之二以上通过。

3. 湖北新冶钢有限公司因触发要约收购义务，拟向大冶特殊钢股份有限公司的全体股东发出收购要约，已作了提示性公告。此次要约收购的要约有效期为 30 天，将安排在本次改革的相关股东会议召开前生效，相关股东会议有可能延期召开。

重要内容提示

一、改革方案要点：赋予流通股股东认沽权利

大冶特殊钢股份有限公司的第一大股东－湖北新冶钢有限公司承诺赋予流通股股东一项认沽权利：在本次股权分置改革方案实施之日起第十二个月最后一个交易日当日结束后登记在册的全体股东，有权将其持有的全部无限售条件的流通股（合计不超过167,040,000股），在之后三十日内的任何一个交易日内，以每股3.70元（以下如无特别指出，货币单位均指人民币）的价格出售给湖北新冶钢有限公司。上述价格在公司实施现金分红、送股和公积金转增股本时作相应调整。

湖北新冶钢有限公司将在本次股权分置改革相关股东会议的股权登记日之前，在证券监管部门指定的银行帐户内存入全部履行承诺义务所需资金的20%，即123,609,600元的资金作为保证金，并申请冻结至认沽权利有效期届满之日后。

湖北新冶钢有限公司将在本次股权分置改革相关股东会议的股权登记日之前，获得经深圳证券交易所认可的银行对湖北新冶钢有限公司全部履行承诺义务所需资金的80%的不可撤销的连带责任担保并及时公告。

大冶特殊钢股份有限公司的其他非流通股东不安排对价，也不就其持有的非流通股获得对价。

股权分置改革方案实施后的首个交易日，公司所有非流通股股东持有的非流通股即获得上市流通权。

二、改革方案的追加对价安排：现金追送

自股权分置改革方案实施之日起三年内，湖北新冶钢有限公司将向股东大会提出向大冶特殊钢股份有限公司注入价值不低于3亿元，且按前一年度经审计的财务报表计算的净资产收益率不低于10%的优质资产的提案（包括分次向股东大会提议）。如果未能履行上述承诺，则在三年期满之日，向除湖北新冶钢有限公司和中信泰富（中国）投资有限公司之外的其他全体股东以货币资金形式安排追加对价，追加对价的金额为该等股东每持有1股获得0.053元。按照目前的股本结构，上述追加对价安排的总额约为1,000万元。

三、非流通股股东的承诺事项

除法定承诺以及关于对价安排（包括追加对价安排）的承诺外，非流通股股东作出如下特别承诺。

（一）为原关联方经营性欠款提供担保

湖北新冶钢有限公司将积极敦促冶钢集团170无缝钢管有限公司和冶钢集团无缝钢管有限公司尽快偿还两者所欠大冶特殊钢股份有限公司合计18,887.77万元的债务，并将为该等债务提供不可撤销的连带责任保证。确保大冶特殊钢股份有限公司在本次股权分置改革相关股东会议的股权登记日之前收到上述欠款。

上述债务清偿后，大冶特殊钢股份有限公司的关联方（包括原关联方）经营性资金占用问题将得以全部解决。

（二）延长限售期

大冶特殊钢股份有限公司的11家非流通股东作出了高于法定最低限售期的承诺。具体如下：

股东名称	持股比例（%）	承诺的限售期
湖北新冶钢有限公司	29.95	36个月
中信泰富（中国）投资有限公司	28.18	36个月
东风汽车公司	1.78	18个月
襄阳汽车轴承股份有限公司	0.76	24个月
湖北正智资产管理有限公司	0.51	18个月
中国第一拖拉机工程机械公司	0.51	18个月
中国北车集团北京南口机车车辆机械厂	0.25	24个月
无锡市宏裕百货商店	0.19	15个月
上海宏成物业有限公司	0.07	24个月
北内集团总公司	0.06	18个月
无锡市国联投资管理咨询有限公司	0.04	24个月
合计	62.30	

四、本次改革相关股东会议的日程安排

1. 相关股东会议的股权登记日：2006年1月3日
2. 相关股东会议现场会议召开日：2006年1月12日
3. 相关股东会议网络投票时间：2006年1月10日至1月12日

五、本次改革相关证券停复牌安排

1. 本公司董事会将申请相关证券自11月24日起停牌，最晚于12月5日复牌，此段时期为股东沟通时期；
2. 本公司董事会将在12月3日之前（含此日）公告非流通股股东与流通股股东沟通协商的情况、协商确定的改革方案，并申请相关证券于公告后下一交易日复牌。

3. 如果本公司董事会未能在 12 月 3 日之前（含此日）公告协商确定的改革方案，本公司将刊登公告宣布取消本次相关股东会议，并申请公司相关证券于公告后下一交易日复牌。
4. 本公司董事会将申请自相关股东会议股权登记日的次一交易日起至改革规定程序结束之日公司相关证券停牌。

六、查询和沟通渠道

1. 热线电话：0714-6293836，6296210，6296211
2. 传真：0714-6296570
3. 电子信箱：dytg0708@163.com
4. 公司网站：www.dayesteel.com.cn
5. 深圳证券交易所网站：www.szse.com.cn

释义

在本股权分置改革说明书中，除非文意另有所指，下列词语具有如下含义：

公司、本公司、大冶特钢：	指大冶特殊钢股份有限公司；
新冶钢：	指湖北新冶钢有限公司，为公司的第一大股东；
中信投资：	指中信泰富（中国）投资有限公司，为公司的第二大股东；
中信泰富：	指中信泰富有限公司，为新冶钢和中信投资的实际控制人；
流通股股东：	指持有公司流通 A 股的股东；
非流通股股东：	指本次股权分置改革方案实施前，持有公司尚未在交易所流通交易股份的股东；
股权分置改革方案、改革方案：	指本说明书所载的股权分置改革方案；
相关股东会议：	指应非流通股股东书面委托，由公司董事会召集 A 股市场相关股东举行的审议股权分置改革方案的会议；
相关股东会议股权登记日：	指 2006 年 1 月 3 日，于该日收盘后登记在册的公司股东，将有权参加公司相关股东会议；
方案实施股权登记日：	指股权分置改革方案实施的股权登记日，在该日实施改革方案，具体日期按照与交易所、登记结算机构商定的时间安排，在改革方案实施公告中确定；
中国证监会：	指中国证券监督管理委员会；
深交所、交易所：	指深圳证券交易所；
登记结算机构：	指中国证券登记结算有限责任公司深圳分公司；
保荐机构、光大证券：	指光大证券股份有限公司；
律师：	指北京市竞天公诚律师事务所；
元：	指人民币元。

一、公司基本情况简介

（一）基本情况

法定名称：　　大冶特殊钢股份有限公司
英文名称：　　DAYE SPECIAL STEEL CO.,LTD
法定代表人：　曾重清
股票上市地：　深圳证券交易所
登记结算机构：中国证券登记结算有限责任公司深圳分公司
股票简称/代码：大冶特钢 / 000708
成立时间：　　1993 年 5 月 18 日
注册地址：　　黄石市黄石大道 316 号
办公地址：　　黄石市黄石大道 316 号
邮政编码：　　435001
联系电话/传真：0714-6293836，6296210，6296211/ 0714-6296570
公司网址：　　www.dayesteel.com.cn
电子信箱：　　dytg0708@163.com
经营范围：　　钢铁冶炼、钢材轧制、金属改制、压延加工、钢铁材料检测。

（二）简要财务信息

1. 主要会计数据

单位：万元

	2005-6-30	2004-12-31	2003-12-31	2002-12-31
资产合计	365,236.78	406,276.99	327,177.52	279,471.78
负债合计	274,016.23	318,527.21	249,919.79	199,386.97
股东权益合计	91,220.55	87,749.78	77,257,73	80,084.81
	2005 年 1-6 月	**2004 年度**	**2003 年度**	**2002 年度**
主营业务收入	228,589.34	381,009.91	214,985.12	173,519.80
主营业务利润	10,973.96	23,361.36	14,613.60	21,951.75
营业利润	3,446.69	5,807.38	-1,453.35	-19,763.28
利润总额	3,315.07	2,701.46	-2,883.03	-23,961.44
净利润	3,315.07	2,701.46	-4,271.91	-26,193.26
经营活动产生的现金流量净额	26,369.10	-34,363.44	75,750.49	26,017.95
投资活动产生的现金流量净额	-144.26	-34,726.85	-34,446.23	-8,516.86
筹资活动产生的现金流量净额	-26,682.43	53,618.67	-20,264.71	-15,749.19
现金及现金等价物净增加额	-457.59	-15,471.61	21,020.89	1,751.90

说明：2005 年的中期财务报告未经审计。

2. 主要财务指标

	2005-6-30	2004-12-31	2003-12-31	2002-12-31
资产负债率（%）	75.02	78.40	76.39	71.34
调整后的每股净资产（元/股）	2.01	1.934	1.616	1.580
	2005年1-6月	2004年度	2003年度	2002年度
每股收益（元/股）	0.07	0.06	-0.095	-0.583
扣除非经常性损益后的加权平均净资产收益率（%）	3.85	6.89	-6.49	-26.13

说明：2005年的中期财务报告未经审计。

（三）利润分配情况

公司上市以来利润分配方案及实施情况如下表所示：

分红年度	分红方案	股权登记日	除权除息日
2001年度	每10股派0.12元（税后）	2002-06-20	2002-06-21
1996年度	每10股送3股转增2股	1997-08-14	1997-08-15

（四）历次融资情况

1997年3月14日，经中国证监会证监发字（1997）46号文核准，公司首次公开发行股票，发行股数为7,000万股，发行价格为每股8.70元，共募集资金59,570万元。

1998年6月22日，经湖北省证券监督管理委员会鄂证监函〔1998〕11号文和中国证监会证监上字〔1998〕49号文核准，公司以1997年底总股本41,884.2万股为基数，以每10股配2股的比例向全体股东配售，每股配售价格5.00元，其中，国家股股东以经营性资产作价认购272.65万股，法人股股东全部弃权，社会公众股和内部职工股股东以现金分别认购2,100万股和684万股。本次配股共募集资金14,793.74万元，其中实物资产1,363.24万元，现金13,430.50万元。

（五）股本结构

截止2005年10月31日，公司的股本结构如下：

股份类别	数量（股）	比例（%）
一、尚未流通股份	282,368,480	62.83
法人股	282,368,480	62.83
二、已流通股份	167,040,000	37.17
股份总额	**449,408,480**	**100.00**

二、股本结构的形成及历次变动情况

（一）设立时的股本及股权结构

1993年4月，经湖北省体改委鄂改[1993]178号文批准，由大冶钢厂作为主要发起人，联合东风汽车公司、襄阳汽车轴承股份有限公司共同发起，以定向募集方式设立了公司。公司设立时的总股本为27,530万股，股权结构如下表所示。

股份种类	股份数量（万股）	股份比例（%）
国家股	22,530.00	81.84
法人股	2,000.00	7.26
内部职工股	3,000.00	10.90
合计	**27,530.00**	**100.00**

（二）历次股本变化情况

1. 缩股

为适应公司上市的要求，经1996年12月28日公司临时股东大会通过，对全体股东所持股份按1:0.76同比例缩股。缩股后，公司总股本为20,922.80万股，股权结构如下表所示。

股份种类	股份数量（万股）	股份比例（%）
国家股	17,122.80	81.84
法人股	1,520.00	7.26
内部职工股	2,280.00	10.90
合计	20,922.80	**100.00**

2. 首次公开发行股票

1997年3月14日，公司首次公开发行股票（详见“一、公司基本情况简介中的（四）历次融资情况”）。首次公开发行股票后，公司的总股本为27,922.80万股，股权结构如下表所示。

股份种类	股份数量（万股）	股份比例（%）
一、尚未流通股份	20,922.80	74.93
其中：国家股	17,122.80	61.32
法人股	1,520.00	5.44
内部职工股	2,280.00	8.17
二、已流通股份	7,000.00	25.07
合计	**27,922.80**	**100.00**

3. 送股和转增股本

1997年8月15日，根据公司1996年度股东大会通过的利润分配及转增股本决议，公司向全体股东每10股派送红股3股，另以资本公积金每10股转增2股。送股和转增股本后，公司的总股本为41,884.20万股，股权结构如下表所示。

股份种类	股份数量（万股）	股份比例（%）
一、尚未流通股份	31,384.20	74.93
其中：国家股	25,684.20	61.32
法人股	2,280.00	5.44
内部职工股	3,420.00	8.17
二、已流通股份	10,500.00	25.07
合计	**41,884.20**	**100.00**

4. 配股

1998年6月22日，公司实施了配股（详见"一、公司基本情况简介中的（四）历次融资情况"）。配股后，公司的总股本为44,940.84万股，股权结构如下表所示。

股份种类	股份数量（万股）	股份比例（%）
一、尚未流通股份	32,340.85	
其中：国家股	25,956.85	57.76
法人股	2,280.00	5.07
内部职工股	4,104.00	9.13
二、已流通股份	12,600.00	28.04
合计	**44,940.85**	**100.00**

5. 内部职工股上市交易

2000年3月16日，公司内部职工股4,104万股上市流通，其中高级管理人员持有的55,544股按有关规定被冻结。

（三）目前的股权结构

截止 2005 年 10 月 31 日，公司的股本结构如下：

股份种类	股份数量（股）	股份比例（%）
一、尚未流通股份	282,368,480	62.83
法人股	282,368,480	62.83
二、已流通股份	167,040,000	37.17
合计	**449,408,480**	**100.00**

三、非流通股股东及其持股情况

（一）控股股东及实际控制人

公司的控股股东是新冶钢，实际控制人是中信泰富。

1. 新冶钢的基本情况

企业名称：	湖北新冶钢有限公司
注册地址：	中国湖北省黄石市黄石大道316号
办公地址：	中国湖北省黄石市黄石大道316号
法定代表人：	李松兴
注册资本：	24,183万美元
企业类型及经济性质：	中外合资经营
经营范围：	生产销售黑色、有色金属材料和相应的工业辅助材料及承接来料加工业务；钢铁冶炼、金属压延加工、钢坯、钢锭、钢材、钢管、球墨铸铁管及管件、焦炭、金属制品制造、机械及仪表电器制造和修理、化工产品（不含危险品和限制类产品）制造和供应。

截至2005年9月30日，新冶钢总资产为341,950.52万元，净资产为237,293.78万元，2005年1－9月实现主营业务收入330,745.53万元，实现净利润29,463.09万元（上述财务数据未经审计）。

截至2005年9月30日，新冶钢为大冶特钢提供担保金额合计129,133万元，大冶特钢没有对新冶钢提供任何担保。新冶钢与大冶特钢之间不存在互相占用资金的情况。

2. 中信泰富的基本情况

企业名称：	中信泰富有限公司
注册地址：	中国香港中环添美道一号中信大厦三十二楼
办公地址：	中国香港中环添美道一号中信大厦三十二楼
主席：	荣智健
已发行股本：	8.77亿港元
主营业务：	侧重于在中国大陆和香港两地的基础建设业务，包括发电、航空、基础设施及信息业。另外，亦从事特钢制造、物业投资及发展和汽车及消费品的批发及分销。

截至2005年6月30日，中信泰富的总资产为639.69亿港元，净资产为398.94亿港元，2005年1－6月实现主营业务收入136.37亿港元，实现净利润29.33亿港元。

截至2005年9月30日，大冶特钢没有为中信泰富提供任何担保，相互之间也没有占用资金的情况。

3. 中信泰富与新冶钢及中信投资之间的关系

公司第一、第二大股东－新冶钢和中信投资均为中信泰富实际控制，是同一实际控制人所控制的关联企业，其股权及控制关系如下图所示：


中信泰富有限公司
100%
GOLDEN CREST COMPANY LTD.
100%
100%
SILVER ASCOT HOLDINGS LTD.
宝泰有限公司
100%
盈联有限公司
100%
95%
湖北新冶钢有限公司
中信泰富（中国）投资有限公
29.95%
28.18%
大冶特殊钢股份有限公司

（二）提出改革动议的非流通股股东的持股情况

提出改革动议的非流通股股东是新冶钢和中信投资，两者合计持有大冶特钢26,123.85万股股份，占公司总股本的58.13%，占非流通股股份总额的92.52%。两者所持有的股份不存在任何权属争议，也不存在被质押冻结等权利受到限制的情形。

（三）非流通股股东持股情况

截至本说明书签署之日，大冶特钢共有13名非流通股股东，其持股情况如下表所示。

股东名称	持股数量（万股）	持股比例（%）	股份性质
湖北新冶钢有限公司	13,462.00	29.95	法人股
中信泰富（中国）投资有限公司	12,661.85	28.18	法人股
东风汽车公司	798.00	1.78	法人股
襄阳汽车轴承股份有限公司	342.00	0.76	法人股
湖北正智资产管理有限公司	228.00	0.51	法人股
中国第一拖拉机工程机械公司	228.00	0.51	法人股
湖北华乐投资有限公司	130.00	0.29	法人股
中国北车集团北京南口机车车辆机械厂	114.00	0.25	法人股
武汉石化石油液化气公司	114.00	0.25	法人股
无锡市宏裕百货商店	84.00	0.19	法人股
上海宏成物业有限公司	30.00	0.07	法人股
北内集团总公司	27.00	0.06	法人股
无锡市国联投资管理咨询有限公司	18.00	0.04	法人股
合计	28,236.85	62.83	

除新冶钢和中信投资之间的关联关系外，公司未知其他非流通股股东之间是否存在关联关系。

（四）主要关联方前六个月内买卖流通股股份的情况

根据相关各方的自查及声明，新冶钢和中信投资在公司董事会公告改革说明书前两日未持有公司的流通股股份，在之前6个月内亦未买卖公司的流通股股份。

四、股权分置改革方案

（一）方案内容

新冶钢向持有大冶特钢流通股的股东作出一定的对价安排。其他非流通股股东不安排对价，也不就其持有的非流通股获得对价。股权分置改革方案实施后的首个交易日，公司所有非流通股股东持有的非流通股即获得上市流通权。

1. 对价安排形式

新冶钢承诺赋予流通股股东一项认沽权利：在本次股权分置改革方案实施之日起第十二个月最后一个交易日当日结束后登记在册的全体股东，有权将其持有的全部无限售条件的流通股（合计不超过 167,040,000 股），在之后三十日内的任何一个交易日内，以每股 3.70 元的价格出售给新冶钢。

在承诺有效期内，如遇大冶特钢派息、送股和转增股本的情形，上述承诺价格（即：3.70元/股）将按以下公式进行调整：

派息：P1=P-D；

送股或转增股本：P1=P/(1+N)；

送股或转增股本并同时派息：P1=(P-D)/(1+N)

P为承诺价格，P1为调整后的价格，D为每股派息（含税），N为送股率或转增率。

2. 追加对价安排

自股权分置改革方案实施之日起三年内，新冶钢将向股东大会提出向大冶特钢注入价值不低于 3 亿元，且按前一年度经审计的财务报表计算的净资产收益率不低于 10%的优质资产的提案（包括分次向股东大会提议）。如果未能履行上述承诺，则在三年期满之日，向除新冶钢和中信投资之外的其他全体股东以货币资金形式安排追加对价，追加对价的金额为该等股东每持有 1 股获得 0.053 元。按照目前的股本结构，上述追加对价安排的总额约为 1,000 万元。

3. 执行对价安排情况表

执行对价安排的股东名称	执行对价安排前		本次执行数量		实际履行认沽权后	
	持股数量（股）	占总股本比例（%）	本次执行对价安排认沽权数量（份）	认沽权对应的现金金额（元）	持股数量（股）	占总股本比例（%）
新冶钢	134,620,000	29.95	167,040,000	618,048,000	301,660,000	67.13

4. 有限售条件的股份可上市流通预计时间表

股东名称	持股比例（%）	可上市流通时间	承诺的限售条件
湖北新冶钢有限公司	29.95	G日+36个月	
中信泰富（中国）投资有限公司	28.18	G日+36个月	
东风汽车公司	1.78	G日+18个月	
襄阳汽车轴承股份有限公司	0.76	G日+24个月	
湖北正智资产管理有限公司	0.51	G日+18个月	
中国第一拖拉机工程机械公司	0.51	G日+18个月	
湖北华乐投资有限公司	0.29	G日+12个月	
中国北车集团北京南口机车车辆机械厂	0.25	G日+24个月	
武汉石化石油液化气公司	0.25	G日+12个月	
无锡市宏裕百货商店	0.19	G日+15个月	
上海宏成物业有限公司	0.07	G日+24个月	
北内集团总公司	0.06	G日+18个月	
无锡市国联投资管理咨询有限公司	0.04	G日+24个月	
合计	62.83		

G日：指方案实施后首个交易日

5. 改革方案实施后股份结构变动表

改革前			改革后		
	股份数量（股）	占总股本比例（%）		股份数量（股）	占总股本比例（%）
一、未上市流通股份合计	282,368,480	62.83	一、有限售条件的流通股合计	282,368,480	62.83
国家股	—	—	国家持股	—	—
国有法人股	—	—	国有法人持股	—	—
社会法人股	282,368,480	62.83	社会法人持股	282,368,480	62.83
募集法人股	—	—			
境外法人持股	—	—	境外法人持股	—	—
二、流通股份合计	167,040,000	37.17	二、无限售条件的流通股合计	167,040,000	37.17
A股	167,040,000	37.17	A股	167,040,000	37.17
B股	—	—	B股	—	—

H股及其它	—	—	H股及其它	—	—
三、股份总数	449,408,480	100.00	三、股份总数	449,408,480	100.00

（二）保荐机构对本次改革对价安排的分析意见

在股权分置的格局下，非流通股和流通股的价格形成机制不同，公司的整体价值可以视为由非流通股价值和流通股价值两部分组成，前者由非流通股所对应的公司净资产决定，后者则是流通总市值。

股权分置改革前后，公司的整体价值不应发生变化。遵照这一原则，我们对本次改革的对价安排进行了测算。

公司总价值=非流通股×每股净资产＋流通股×改革前股价
=282,368,480×1.953+167,040,000×3.14
=1,075,971,241.44

其中，每股净资产取2004年末经审计的每股净资产，改革前股价为2005年10月28日的20日均价。

改革后的理论股价=公司总价值/总股本
=1,075,971,241.44/449,408,480
=2.39

新冶钢的对价安排就其实质而言，是一项期限为13个月，行权价为3.70元的认沽权。从流通股股东的角度来看，12个月后，流通股股东可以向新冶钢以3.70元的价格出售持有的全部股票，这一价格与改革前的股价相比有17.83%的溢价水平，与改革后的理论股价相比有54.81%的溢价水平，因此可以确保原流通股股东的权益。综上所述，保荐机构认为方案的对价水平是合理的。

（三）非流通股股东作出的承诺及其保证措施安排

1. 非流通股股东作出的承诺

除法定承诺以及关于对价安排（包括追加对价安排）的承诺外，非流通股股东作出如下特别承诺。

（1）为原关联方经营性欠款提供担保

新冶钢将积极敦促冶钢集团170无缝钢管有限公司和冶钢集团无缝钢管有限公司尽快偿还两者所欠公司合计18,887.77万元的债务，并将为该等债务提供不可撤销的连带责任保证。确保公司在本次股权分置改革相关股东会议的股权登记日之前收到上述欠款。

上述债务清偿后，大冶特殊钢股份有限公司的关联方（包括原关联方）经营性资金占用问题将得以全部解决。

（2）延长限售期

公司的11家非流通股东作出了高于法定最低限售期的承诺。具体如下：

股东名称	持股比例（%）	承诺的限售期
湖北新冶钢有限公司	29.95	36个月
中信泰富（中国）投资有限公司	28.18	36个月
东风汽车公司	1.78	18个月
襄阳汽车轴承股份有限公司	0.76	24个月
湖北正智资产管理有限公司	0.51	18个月
中国第一拖拉机工程机械公司	0.51	18个月
中国北车集团北京南口机车车辆机械厂	0.25	24个月
无锡市宏裕百货商店	0.19	15个月
上海宏成物业有限公司	0.07	24个月
北内集团总公司	0.06	18个月
无锡市国联投资管理咨询有限公司	0.04	24个月
合计	62.30	

2. 承诺事项的履约能力

（1）关于认沽权的履约能力

新冶钢将在本次股权分置改革相关股东会议的股权登记日之前，在深交所或登记结算机构指定的银行帐户内存入123,609,600元的资金作为履约保证金，并申请冻结至承诺有效期届满之日后。该笔资金的金额相当于全部履行承诺所需资金的20%（167,040,000×3.70×20%=123,609,600）。

截至2005年9月30日，新冶钢总资产为341,950.52万元，净资产为237,293.78万元，2005年1－9月的主营业务收入为330,745.53万元，净利润为29,463.09万元（上述财务数据未经审计）。因此，其经营情况良好，具有充分的履约能力。

此外，新冶钢将在本次股权分置改革相关股东会议的股权登记日之前，获得经交易所认可的银行对新冶钢全部履行承诺义务所需资金的80%的不可撤销的连带责任担保并及时公告。

（2）关于提供担保的履约能力

按照冶钢集团170无缝钢管有限公司和冶钢集团无缝钢管有限公司就其所欠大冶特钢债务的偿债安排，两者已将其主要经营性资产出售与新冶钢，并将用出售所得之款项偿还上述债务。目前，新冶钢受让资产的价款尚未全部支付，其如果实际履行担保义务，可以通过从上述价款中扣除偿还债务对应的款项来行使追索权。因此，新冶钢具备对上述债务提供担保并实际履行担保义务的能力。

（3）关于延长限售期的履约能力

为履行关于限售期的承诺，公司已取得相关非流通股股东的授权，公司将根据授权向登记结算机构申请锁定有关股东持有的原非流通股，待限售期限届满后，再申请解除锁定。

（4）关于资产重组和追加对价的履约能力

新冶钢是中信泰富在中国大陆特钢制造领域的重要企业，根据其目前的资产状况和盈利能力，其具备对公司进行资产重组的能力以及在违反本承诺情况下执行追加对价的能力。需要说明的是，在新冶钢履行资产重组承诺的前提下，这一重组最终能否实现还取决于是否获得股东大会的批准，以及如果这一重组达到重大资产重组的标准或涉及发行新股等，是否获得中国证监会的核准。

3. 承诺事项的担保安排

新冶钢将在本次股权分置改革相关股东会议的股权登记日之前，获得经交易所认可的银行对新冶钢全部履行承诺义务所需资金的 80%的不可撤销的连带责任担保并及时公告。

4. 承诺事项的违约责任

新冶钢和中信投资保证，如有不履行或者不完全履行承诺的情形，将赔偿其他股东因此而遭受的损失。

5. 承诺人声明

为了保证承诺的有效履行，非流通股股东做出声明：本承诺人将忠实履行承诺，承担相应的法律责任；除非受让人同意并有能力承担承诺责任，本承诺人将不转让所持有的股份。

五、对公司治理的影响

（一）公司董事会意见

公司董事会认为：历史原因形成的股权分置问题导致公司产生了同股不同权、同股不同利等现象，造成了不同类别股东权利和责任的不对等，带来了非流通股股东和流通股股东的利益矛盾。本次股权分置改革实施后，将优化公司的股权结构，完善公司的治理结构，有效保护股东的合法权益，最大程度地调动全体股东维护公司利益的积极性，为公司进一步快速发展奠定良好的制度基础，形成公司多层次的外部监督和约束机制。

（二）独立董事的独立意见

公司独立董事就公司股权分置改革方案发表独立意见如下：

本次公司进行股权分置改革工作，符合资本市场改革方向和《关于推进资本市场改革开放和稳定发展的若干意见》、《关于上市公司股权分置改革的指导意见》、《上市公司股权分置改革管理办法》的精神，体现了公平、公正、公开的“三公”原则，能够解决公司股权分置这一历史遗留问题，将形成公司治理的共同利益基础，有利于完善公司治理结构，有利于公司长远发展。

公司的股权分置改革方案内容合法有效，公平合理，兼顾了非流通股股东和流通股股东等各方权益。该方案的顺利实施将彻底解决公司的股权分置问题，使流通股股东和非流通股股东的利益趋于一致，有利于规范上市公司运作，有利于维护市场稳定，符合全体股东和公司的利益。

非流通股股东及公司在方案实施过程中拟采取的保护流通股股东利益的各项措施符合有关法律、法规和规范性文件的规定，能够有效保障流通股股东的利益。

我们同意公司股权分置改革方案。

六、需要关注的风险与事项

公司特别提醒股东及投资者关注下列风险和事项。

（一）股价波动的风险

证券价格易受多种因素影响而具有不确定性，尤其是当认沽权有效期届满后，公司股票的价格有可能会跌破认沽权的执行价。

公司及非流通股股东将采取以下措施尽可能降低股价波动引致的风险：

首先，公司的 11 家非流通股东作出了高于法定最低限售期的承诺。，从而对稳定股价起到了一定的积极作用。

其次，公司和新冶钢均将致力于通过提高公司的盈利能力以及改善公司的财务状况来维持股价的稳定。

（二）改革方案未能通过的风险

公司股权分置改革方案需经参加相关股东会议表决的股东所持表决权的三分之二以上通过，并经参加相关股东会议表决的流通股股东所持表决权的三分之二以上通过，存在相关股东会议审议无法通过的风险。

公司将采用多种方式积极与流通股股东进行沟通协商，并根据沟通协商的结果对改革方案进行修改与完善，充分尊重流通股股东的合法权益。

（三）要约收购事项

新冶钢和其关联方—中信投资于 2004 年 12 月 20 日通过竞拍方式拍得公司原控股股东—冶钢集团有限公司持有的公司 17,461.85 万股股份，占公司总股本的 38.86%，因此触发了要约收购的义务。新冶钢已向中国证监会报送了要约收购报告书，并于 2005 年 8 月 30 日对要约收购报告书的摘要作了提示性公告。如果未来中国证监会对新冶钢报送的要约收购报告书无异议，则此项收购要约将正式生效。

由于要约收购的价格显著低于本次改革中新冶钢承诺的认沽价，公司认为，在一般情况下，多数股东不会接受要约，但是，如果出现多数股东，特别是流通股股东接受要约的情形，则其对本次改革可能产生的影响需要区分以下几种情形加以分析。

第一，要约收购的期限届满，公司的股权分布仍符合《公司法》规定的上市条件的，则此次收购只是使公司的股权结构发生一定程度的变化，而不会对新冶钢执行对价安排的能力产生不利影响。这是因为，首先，新冶钢作为安排对价的非流通股股东，日后不需要就自身所增持的流通股执行对价，因此实际上对价总量会因增持流通股而减少；其次，要约收购的价格低于对价安排中承诺的认沽价格，从而要约收购增持股份的资金金额小于对相应股份履行认沽义务所需要的资金金额。综上所述，要约收购并不会增加新冶钢额外的资金需求，从而也不会降低其执行对价的能力，因此这种情形并未增加流通股股东的风险。

第二，要约收购的期限届满，公司的股权分布不符合《公司法》规定的上市条件的，由于此次要约收购并不以终止公司股票上市交易为目的，因此新冶钢可以在要约期满 6 个月后的 1 个月内实施维持公司上市地位的方案。尽管如此，公司仍将面临潜在的终止上市的风险。一旦发生终止上市的情形，将导致新冶钢作出的对价安排日后无法实际履行。针对这一风险，公司认为，首先，正如前文所述，在本次改革方案推出后，出现多数股东接受要约的情形的可能性非常之小。其次，终止上市有违新冶钢此次收购的初衷，因此，新冶钢将制定并实施行之有效的维持公司上市地位的方案。

七、保荐机构和律师事务所的意见及其持股情况

（一）聘请保荐机构与律师事务所

保荐机构：光大证券股份有限公司
地址：上海市浦东南路 528 号上海证券大厦 14 层
法定代表人：王明权
保荐代表人：周皓
项目主办人：陈骥宁、张喜慧
电话：021-68816000
传真：021-68817530

律师事务所：北京市竞天公诚律师事务所
地址：北京市朝阳区朝阳门外大街 20 号联合大厦 15 楼
负责人：张宏久
经办律师：张宏久、吴杰江
电话：010-65882200
传真：010-65882211

（二）保荐机构保荐意见以及持股情况

1. 保荐意见结论

光大证券在其为本次股权分置改革出具的保荐意见书中发表的保荐意见结论为："在大冶特钢及其非流通股股东提供的有关资料及说明真实、准确、完整，以及相关承诺得以实现的前提下，本保荐机构认为，大冶特钢的股权分置改革方案及其对价安排公平合理，改革工作的内容和程序均符合相关法律、法规、规章和规范性文件的规定。为此，光大证券同意推荐大冶特钢进行股权分置改革工作。"

2. 保荐机构持股情况说明

根据光大证券的自查及声明，光大证券在公司董事会公告改革说明书前两日未持有公司的流通股股份，在之前6个月内亦未买卖公司的流通股股份。

（三）律师意见及持股情况

1. 律师意见结论

律师在其为本次股权分置改革出具的法律意见书中发表的律师意见结论为："综上所述，本所认为，本次股权分置改革的参与主体均具有合法的主体资格；与改革方案有关的法律事项符合中国法律、法规和规范性文件的规定；与改革方案有关的法律文件合法有效，且具有可执行性；本次股权分置改革的改革方案不存在违反中国法律、法规和规范性文件及公司章程规定的情况，拟订的改革方案的实施程序符合有关规范性文件的规定，其实施不存在法律障碍。但本次股权分置改革的改革方案尚需经相关股东会议审议后方可实施。同时，大冶特钢须按照中国证监会及深交所的有关规定严格履行信息披露义务。"

2. 律师持股情况

根据律师的自查及声明，律师在公司董事会公告改革说明书前两日未持有公司的流通股股份，在之前6个月内亦未买卖公司的流通股股份。

八、备查文件

1. 湖北新冶钢有限公司 大冶特殊钢股份有限公司 光大证券股份有限公司 股权分置改革保荐与财务顾问协议
2. 湖北新冶钢有限公司 中信泰富（中国）投资有限公司关于大冶特殊钢股份有限公司股权分置改革的提案
3. 非流通股股东的承诺函
4. 大冶特殊钢股份有限公司股权分置改革之保荐意见书
5. 关于大冶特殊钢股份有限公司股权分置改革的法律意见书
6. 大冶特殊钢股份有限公司股权分置改革保密协议
7. 大冶特殊钢股份有限公司独立董事意见函

（本页无正文，为大冶特殊钢股份有限公司股权分置改革说明书之签字盖章页）

大冶特殊钢股份有限公司

董事会

二零零五年 十一 月 二十三 日

****

完

香港， 二零零五年十一月二十三日

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

（於香港註冊成立的有限公司）
（股份代號：267）

此乃大冶特殊鋼股份有限公司登載於中華人民共和國深圳證券交易所網頁的股權分置改革事宜的法律意見書。大冶特殊鋼股份有限公司為中信泰富有限公司的附屬公司。

关于大冶特殊钢股份有限公司

股权分置改革事宜的法律意见书

北京市竞天公诚律师事务所

競天公誠律師事務所
JINGTIAN & GONGCHENG
ATTORNEYS AT LAW

北京市朝阳区朝阳门外大街 20 号联合大厦 15 层　邮政编码 100020

电话: (86-10) 6588 2200　传真: (86-10) 6588 2211

关于大冶特殊钢股份有限公司

股权分置改革事宜的法律意见书

大冶特殊钢股份有限公司：

北京市竞天公诚律师事务所（“本所”）受贵公司（“大冶特钢”或“公司”）委托，担任大冶特钢股权分置改革（“本次股权分置改革”）事宜的专项法律顾问。本所根据《中华人民共和国公司法》（“公司法”）、《中华人民共和国证券法》（“证券法”）、《股票发行与交易管理暂行条例》、《国务院关于推进资本市场改革开放和稳定发展的若干意见》、《上市公司股权分置改革管理办法》（“管理办法”）、《关于上市公司股权分置改革的指导意见》（“指导意见”）、《商务部、证监会关于上市公司股权分置改革涉及外资管理有关问题的通知》以及中国证券监督管理委员会（“中国证监会”）、深圳证券交易所（“深交所”）的其他有关规定及本所与大冶特钢签署的法律顾问委托协议，出具本法律意见书。

为出具本法律意见书，本所律师审查了大冶特钢及其相关非流通股股东（其详情见下文）提供的有关本次股权分置改革的相关文件。本所依据本法律意见书出具日以前已经发生或存在的事实，并基于对有关事实的了解和对有关法律的理解发表法律意见。

本所出具本法律意见书是基于如下假设而作出，即大冶特钢及其相关非流通

股股东已经向本所提供了供本所出具本法律意见书所必需的、完整的、真实的原始书面材料、副本材料或口头证言，并无任何隐瞒、疏漏之处，所有复印件与原件相符、副本与正本相符，且内容一致。

本所仅就与本次股权分置改革事宜有关的法律问题发表法律意见，并不对本次股权分置改革对价安排财务核算的合理性以及其他非法律问题发表意见。

本所及经办律师保证，本所及经办律师与大冶特钢不存在可能影响公正履行职责的关系，本法律意见书中不存在虚假记载、严重误导性陈述及重大遗漏。

本法律意见书仅供大冶特钢为本次股权分置改革之目而使用，不得用作任何其他目的。本所同意大冶特钢将本法律意见书作为本次股权分置改革的必备法律文件之一，随其他申报材料一起上报及公告，并依法对所出具的法律意见承担相应责任。

基于上述，本所律师根据管理办法及其他有关法律、法规及规范性文件的要求，按照中国律师行业公认的业务标准、道德规范和勤勉尽责精神，出具法律意见如下：

一、本次股权分置改革参与主体

（一）大冶特钢

1、大冶特钢的股本结构及其演变

（1）设立时的股本及股权结构

1993年4月，经湖北省体改委鄂改[1993]178号文批准，由大冶钢厂作为主要发起人，联合东风汽车公司、襄阳汽车轴承股份有限公司共同发起，以定向募集方式设立了公司。公司设立时的总股本为27,530万股，股权结构如下表所示。

股份种类	股份数量（万股）	股份比例（%）
国家股	22,530.00	81.84
法人股	2,000.00	7.26
内部职工股	3,000.00	10.90
合计	**27,530.00**	**100.00**

（2）历次股本变化情况

1) 缩股

为适应公司上市的要求，经1996年12月28日公司临时股东大会通过，对全体股东所持股份按1:0.76同比例缩股。缩股后，公司总股本为20,922.80万股，股权结构如下表所示。

股份种类	股份数量（万股）	股份比例（%）
国家股	17,122.80	81.84
法人股	1,520.00	7.26
内部职工股	2,280.00	10.90
合计	20,922.80	**100.00**

2) 首次公开发行股票

1997年3月14日，公司首次公开发行股票。首次公开发行股票后，公司的总股本为27,922.80万股，股权结构如下表所示。

股份种类	股份数量（万股）	股份比例（%）
一、尚未流通股份	20,922.80	74.93
其中：国家股	17,122.80	61.32
法人股	1,520.00	5.44
内部职工股	2,280.00	8.17
二、已流通股份	7,000.00	25.07
合计	**27,922.80**	**100.00**

3) 送股和转增股本

1997年8月15日，根据公司1996年度股东大会通过的利润分配及转增股本决议，公司向全体股东每10股派送红股3股，另以资本公积金每10股转增2股。送股和转增股本后，公司的总股本为41,884.20万股，股权结构如下表所示。

股份种类	股份数量（万股）	股份比例（%）
一、尚未流通股份	31,384.20	74.93
其中：国家股	25,684.20	61.32
法人股	2,280.00	5.44
内部职工股	3,420.00	8.17
二、已流通股份	10,500.00	25.07
合计	**41,884.20**	**100.00**

4) 配股

1998年6月22日，公司实施了配股。配股后，公司的总股本为44,940.85万股，股权结构如下表所示。

股份种类	股份数量（万股）	股份比例（%）
一、尚未流通股份	32,340.85	

其中：国家股	25,956.85	57.76
法人股	2,280.00	5.07
内部职工股	4,104.00	9.13
二、已流通股份	12,600.00	28.04
合计	**44,940.85**	**100.00**

5) 内部职工股上市交易

2000年3月16日，公司内部职工股4,104万股上市流通，其中高级管理人员持有的55,544股按有关规定被冻结。

（3）目前的股权结构

截止 2005 年 10 月 31 日，公司的股本结构如下：

股份种类	股份数量（股）	股份比例（%）
一、尚未流通股份	282,368,480	62.83
法人股	282,368,480	62.83
二、已流通股份	167,040,000	37.17
合计	**449,408,480**	**100.00**

3、大冶特钢目前持有湖北省工商行政管理局颁发的注册号为 4200001000201 的《企业法人营业执照》，根据该营业执照和公司章程的记载，大冶特钢的注册资本是人民币 449,408,480 元，股份总数为普通股 449,408,480 股；法定代表人是曾重清，是大冶特钢的董事长；住所为湖北省黄石市黄石大道 316 号；经营范围是：钢铁冶炼、钢材轧制、金属改制、压延加工、钢铁材料检测；大冶特钢为永久存续的股份有限公司。

4、大冶特钢有关主体资格方面的变更已履行了工商变更登记手续，并且历年均依法办理了工商年检手续，是一家有效存续的股份有限公司。经审查，公司目前不存在破产、解散、清算以及其他根据我国现行有效的法律、法规、规范性文件和公司章程的规定需要终止的情形，公司依法有效存续。

5、根据大冶特钢的陈述及其提供的信息披露资料，大冶特钢最近三年内无重大违法违规行为；公司最近十二个月内不存在被证监会通报批评或深交所公开谴责的情况；公司目前不存在因涉嫌违法违规正在被证监会立案稽查的情况。

基于上述，本所律师认为，大冶特钢为依法设立且有效存续的股份有限公司，公司最近三年内不存在重大违法违规行为，最近十二个月内不存在被证监会通报

批评或深交所公开谴责的情况，公司目前不存在因涉嫌违法违规正在被证监会立案稽查的情况，公司具备进行本次股权分置改革的主体资格。

（二）非流通股股东

1、本次股权分置改革动议由湖北新冶钢有限公司和中信泰富（中国）投资有限公司共同提出，湖北新冶钢有限公司和中信泰富（中国）投资有限公司的基本情况如下：

1）湖北新冶钢有限公司（“新冶钢”）

湖北新冶钢有限公司前身为黄石东方钢铁有限公司，其注册资本为68,025.84万元，其中黄石市国有资产经营有限公司出资58,025.84万元，黄石东方投资有限公司出资1亿元。2004年9月30日，经商务部商资批〔2004〕1468号《商务部关于同意设立湖北新东方钢铁有限公司的批复》文件，同意黄石市国有资产经营有限公司将其在黄石东方钢铁有限公司中所持有的58,025.84万元国有股转让给维尔京群岛注册的盈联有限公司；同时，盈联有限公司单方认缴增资131,974.16万元（以美元现汇出资）。并购增资后，黄石东方钢铁有限公司变更设立为湖北新东方钢铁有限公司，公司注册资本24,183万美元、投资总额48,366万美元，其中盈联有限公司拥有95%股权，黄石东方投资有限公司拥有5%股权。2004年10月15日，湖北省工商行政管理局颁发了营业执照，注册号为003226号。2004年11月17日，经商务部商资批〔2004〕1811号《商务部关于湖北新东方钢铁有限公司变更企业名称的批复》文件，同意湖北新东方钢铁有限公司的名称变更为湖北新冶钢有限公司。2004年11月18日，湖北新东方钢铁有限公司在湖北省工商行政管理局正式变更企业名称为湖北新冶钢有限公司。

湖北新冶钢有限公司的经营范围为：生产销售黑色、有色金属材料和相应的工业辅助材料及承接来料加工业务；钢铁冶炼、金属压延加工、钢坯、钢锭、钢材、钢管、球墨铸铁管及管件、焦炭、金属制品制造、机械及仪表电器制造和修理、化工产品（不含危险品和限制类产品）制造和供应。

2）中信泰富（中国）投资有限公司（“中信投资”）

中信泰富（中国）投资有限公司是一家成立于 2000 年 10 月 27 日，注册地址为上海市南京西路 1168 号中信泰富广场第 45 层，注册资本为 3000 万美元的外商独资企业，公司经营范围为：（一）在国家鼓励和允许外商投资的基础设施、电力、热电、环保、冶金、机电、通讯设备领域进行投资；（二）受公司所投资企业的书面委托（经董事会一致通过），向其提供下列服务：1、协助或代理这些企业从国内外采购该企业自用的机器设备、办公设备和生产所需的原材料、元器件、零部件和在国内外销售其所投资企业生产的产品，并提供售后服务；2、在外汇管理部门同意和监督下，在其所投资企业之间平衡外汇；3、协助公司所投资企业招聘人员并提供人员、技术和经营管理方面的培训、市场开发及产品研究和开发；4、协助其所投资企业寻求贷款及提供担保。（三）为其所投资企业提供咨询服务（涉及许可经营的凭许可证经营）。

中信泰富（中国）投资有限公司的股东为中信泰富有限公司全资拥有的宝泰有限公司（Bloom Time Limited）。

经本所律师审查，提议大冶特钢股权分置改革的上述非流通股股东均为依法设立的企业法人，至本法律意见书出具日，新冶钢和中信投资合法存续，本所未发现其存在任何导致其终止的事由出现。

2、提出股权分置改革动议的非流通股股东的持有非流通股股份情况

截止本法律意见书出具之日，提出股权分置改革动议的非流通股股东所持有的非流通股份情况如下：

股份持有人	持股数量（股）	持股比例	股份性质
湖北新冶钢有限公司	134620000	29.95.%	法人股
中信泰富（中国）投资有限公司	126618480	28.87%	法人股

根据上述各非流通股股东确认，其所各自持有的大冶特钢的非流通股份不存在任何权属争议，也不存在被质押或冻结等权利受到限制的情形。

3、提出股权分置改革动议的非流通股股东之间的关联关系

根据本所适当核查，湖北新冶钢有限公司和中信泰富（中国）投资有限公司的实质控制人为中信泰富有限公司。

4、根据湖北新冶钢有限公司和中信泰富（中国）投资有限公司的声明，其各自在大冶特钢董事会公告股权分置改革说明书（"改革说明书"）的前6个月内均未买卖大冶特钢流通股股份，且于改革说明书公告前2日均未持有大冶特钢的流通股股份。

（三）其他非流通股股东

截至本说明书签署之日，除了提出改革动议的湖北新冶钢有限公司和中信泰富（中国）投资有限公司以外，大冶特钢尚有其余11名非流通股股东，其持股情况如下表所示。

股东名称	持股数量（万股）	持股比例（%）	股份性质
东风汽车公司	798.00	1.78	法人股
襄阳汽车轴承股份有限公司	342.00	0.76	法人股
湖北正智资产管理有限公司	228.00	0.51	法人股
中国第一拖拉机工程机械公司	228.00	0.51	法人股
湖北华乐投资有限公司	130.00	0.29	法人股
中国北车集团北京南口机车车辆机械厂	114.00	0.25	法人股
武汉石化石油液化气公司	114.00	0.25	法人股
无锡市宏裕百货商店	84.00	0.19	法人股
上海宏成物业有限公司	30.00	0.07	法人股
北内集团总公司	27.00	0.06	法人股
无锡市国联投资管理咨询有限公司	18.00	0.04	法人股
合计	2113.00	4.70	

公司未知其他非流通股股东之间是否存在关联关系。

（四）流通股股东

参与本次股权分置改革的流通股股东为本次股权分置改革相关股东会议的股权登记日收市后在中国证券登记结算有限公司深圳分公司（"登记结算公司"）登记在册的大冶特钢全体流通股股东。

（五）保荐机构及保荐代表人

经大冶特钢聘任，光大证券股份有限公司担任大冶特钢本次股权分置改革的保荐机构，光大证券股份有限公司指定周皓先生担任本次股权分置改革的保荐代表人。光大证券股份有限公司与周皓先生已经中国证监会注册登记并列入保荐机构和保荐代表人名单，具有承担证券保荐业务的资格。

根据光大证券股份有限公司出具的《关于公正履行保荐职责的声明》及本所律师适当核查，本所未发现光大证券股份有限公司及周皓先生存在不得担任本次股权分置改革的保荐机构和保荐代表人的法定情况。

根据光大证券股份有限公司提供的声明，其在大冶特钢董事会公告改革说明书的前 2 日不持有大冶特钢流通股股份，在改革说明书公告前 6 个月内亦未买卖大冶特钢流通股股份。

（六）律师事务所及在本法律意见书上签字的律师

经大冶特钢聘任，本所担任大冶特钢本次股权分置改革事宜的专项法律顾问。本所系经北京市司法局批准成立并在中国境内执业的律师事务所。

在本所为本次股权分置改革事宜出具的法律意见书上签字的律师为张宏久律师和吴杰江律师，其分别持有北京市司法局其核发的《中华人民共和国律师执业证》。两位律师从业以来均无违法违规记录。

本所及本次股权分置改革相关经办律师在大冶特钢董事会公告改革说明书的前 2 日不持有大冶特钢流通股股份，在改革说明书公告前 6 个月内亦未买卖大冶特钢流通股股份。

二、改革方案的制定程序

本次股权分置改革动议由新冶钢和中信投资同意提出。为进行本次股权分置改革，作为大冶特钢非流通股股东，湖北新冶钢有限公司和中信泰富（中国）投资有限公司于 2005 年 11 月共同签署了《关于大冶特殊钢股份有限公司股权分置改革的提案》（“改革提案”），并以书面形式委托大冶特钢董事会召集股东举行会议（“相关股东会议”）审议股权分置改革方案。提出股权分置改革动议的非流通股股东共持有大冶特钢非流通股 261238480 股，占大冶特钢非流通股份总数的

92.52%。

本次股权分置改革的改革方案（“改革方案”）由光大证券股份有限公司根据其与大冶特钢的委托协助大冶特钢制定。

基于上述，本所认为，提出股权分置改革动议的非流通股股东所持大冶特钢股份超过大冶特钢非流通股股份总额的三分之二以上，符合《管理办法》的相关要求。

本所认为，本次股权分置改革所涉及的事项符合通知及其他有关规范性文件的规定。

三、与改革方案有关的法律文件

（一）湖北新冶钢有限公司和中信泰富（中国）投资有限公司共同签署的改革提案

根据该改革提案，双方一致同意进行股权分置改革，并委托大冶特钢董事会聘请相关中介机构，授权公司董事会拟订股权分置改革意向性方案，组织实施相关工作，召开相关股东会议。

（二）由光大证券股份有限公司协助大冶特钢编制的改革说明书

改革说明书对大冶特钢设立以来股本结构的形成及历次变动情况、提出股权分置改革动议的非流通股股东及其持有大冶特钢股份的数量、比例以及有无权属争议、质押、冻结情况、非流通股股东持有大冶特钢股份的数量、比例及相互之间关联关系；股权分置改革方案的具体内容；非流通股股东作出的承诺及其保证措施安排、股权分置改革对大冶特钢公司治理的影响；股权分置改革需要关注的风险与事项、为股权分置改革提供专业服务的保荐机构、律师事务所的名称和联系方式等作出了说明。

（三）非流通股股东作出的承诺及其保证措施安排

1. 新冶钢和中信投资作出的承诺

除法定承诺以及关于对价安排（包括追加对价安排）的承诺外，相关非流通股股东作出如下特别承诺。

（1）为原关联方经营性欠款提供担保

新冶钢承诺将积极敦促冶钢集团 170 无缝钢管有限公司和冶钢集团无缝钢管有限公司尽快偿还两者所欠大冶特钢合计 18,887.77 万元的债务，并将为该等债务提供不可撤销的连带责任保证，确保大冶特钢在本次股权分置改革相关股东会议的股权登记日之前收到上述欠款。

（2）延长限售期

新冶钢和中信投资分别承诺其各自所持有的非流通股股份自股权分置改革方案实施之日起，至少在 36 个月内不上市交易或转让，但在股权分置改革方案实施后所增持股份的上市交易或转让不受上述承诺限制。

2. 承诺事项的履约能力

（1）关于认沽权的履约能力

新冶钢将在本次股权分置改革相关股东会议的股权登记日前，在深交所或登记结算机构指定的银行帐户内存入 123,609,600 元的资金作为履约保证金，并申请冻结至承诺有效期届满之日后。该笔资金的金额相当于全部履行承诺所需资金的 20%（167,040,000×3.70×20%=123,609,600）。

截至 2005 年 9 月 30 日，新冶钢总资产为 341,950.52 万元，净资产为 237,293.78 万元，2005 年 1－9 月的主营业务收入为 330,745.53 万元，净利润为 29,463.09 万元（上述财务数据未经审计）。因此，其经营情况良好，具有充分的履约能力。

此外，新冶钢将在本次股权分置改革相关股东会议的股权登记日之前，获得经交易所认可的银行对新冶钢全部履行承诺义务所需资金的 80%的不可撤销的连带责任担保并及时公告。

（2）关于提供担保的履约能力

按照冶钢集团 170 无缝钢管有限公司和冶钢集团无缝钢管有限公司就其所欠大冶特钢债务的偿债安排，两者已将其主要经营性资产出售与新冶钢，并将用出售所得之款项偿还上述债务。目前，新冶钢受让资产的价款尚未全部支付，其如果实际履行担保义务，可以通过从上述价款中扣除偿还债务对应的款项来行使追索权。因此，新冶钢具备对上述债务提供担保并实际履行担保义务的能力。

（3）关于延长限售期的履约能力

为履行关于限售期的承诺，公司已取得相关非流通股股东的授权，公司将根据授权向登记结算机构申请锁定有关股东持有的原非流通股，待各自限售期限届

满后，再申请解除锁定。

（4）关于资产重组和追加对价的履约能力

新冶钢是中信泰富在中国大陆特钢制造领域的重要企业，根据其目前的资产状况和盈利能力，其具备对公司进行资产重组的能力以及在违反本承诺情况下执行追加对价的能力。需要说明的是，在新冶钢履行资产重组承诺的前提下，这一重组最终能否实现还取决于是否获得股东大会的批准，以及如果这一重组达到重大资产重组的标准或涉及发行新股等，是否获得中国证监会的核准。

3. 承诺事项的担保安排

新冶钢将在本次股权分置改革相关股东会议的股权登记日之前，获得经交易所认可的银行对新冶钢全部履行承诺义务所需资金的 80%的不可撤销的连带责任担保并及时公告。

4. 承诺事项的违约责任

新冶钢和中信投资保证，如有不履行或者不完全履行承诺的情形，将赔偿其他股东因此而遭受的损失。

5. 承诺人声明

为了保证承诺的有效履行，非流通股股东做出声明：本承诺人将忠实履行承诺，承担相应的法律责任；除非受让人同意并有能力承担承诺责任，本承诺人将不转让所持有的股份。

（四）大冶特钢独立董事出具的独立意见

大冶特钢的独立董事就公司股权分置改革方案发表独立意见如下：

本次公司进行股权分置改革工作，符合资本市场改革方向和《关于推进资本市场改革开放和稳定发展的若干意见》、《关于上市公司股权分置改革的指导意见》、《上市公司股权分置改革管理办法》的精神，体现了公平、公正、公开的“三公”原则，能够解决公司股权分置这一历史遗留问题，将形成公司治理的共同利益基础，有利于完善公司治理结构，有利于公司长远发展。

公司的股权分置改革方案内容合法有效，公平合理，兼顾了非流通股股东和流通股股东等各方权益。该方案的顺利实施将彻底解决公司的股权分置问题，使流通股股东和非流通股股东的利益趋于一致，有利于规范上市公司运作，有利于

维护市场稳定，符合全体股东和公司的利益。

非流通股股东及公司在方案实施过程中拟采取的保护流通股股东利益的各项措施符合有关法律、法规和规范性文件的规定，能够有效保障流通股股东的利益。

独立董事同意公司股权分置改革方案。

（五）光大证券股份有限公司出具的《光大证券股份有限公司关于大冶特殊钢股份有限公司股权分置改革之保荐意见》（“保荐意见书”）

保荐意见书中包括本次股权分置改革相关各方的基本情况，股权分置改革方案，对非流通股股东及其持股情况的核查，改革方案对流通股股东权益的影响，对股权分置改革相关文件的核查结论，对相关承诺的可行性分析，关于保荐机构公证性的说明，应当说明的其他事项，保荐结论及理由，保荐机构联系方式等内容。

经审核，本所认为，上述与本次股权分置改革有关的法律文件的内容在所有重大方面均不违反中国法律、法规和规范性文件的规定，是合法有效的。

四、改革方案的内容与实施程序

（一）根据改革说明书，本次股权分置改革方案的主要内容是：

新冶钢向持有大冶特钢流通股的股东作出一定的对价安排。其他非流通股股东不安排对价，也不就其持有的非流通股获得对价。股权分置改革方案实施后的首个交易日，公司所有非流通股股东持有的非流通股即获得上市流通权。

1. 对价安排形式

新冶钢承诺赋予流通股股东一项认沽权利：在本次股权分置改革方案实施之日起第十二个月最后一个交易日当日结束后登记在册的全体股东，有权将其持有的全部无限售条件的流通股（合计不超过 167,040,000 股），在之后三十日内的任何一个交易日内，以每股 3.70 元的价格出售给新冶钢。

在承诺有效期内，如遇大冶特钢派息、送股和转增股本的情形，上述承诺价格（即：3.70 元/股）将按以下公式进行调整：

派息：$P1=P-D$；

送股或转增股本：P1=P/(1+N)；

送股或转增股本并同时派息：P1=(P-D)/(1+N)

P为承诺价格，P1为调整后的价格，D为每股派息（含税），N为送股率或转增率。

2. 追加对价安排

自股权分置改革方案实施之日起三年内，新冶钢将向公司股东大会提出向大冶特钢注入价值不低于3亿元，且按前一年度经审计的财务报表计算的净资产收益率不低于10%的优质资产的提案（包括分次向公司股东大会提议）。如果未能履行上述承诺，则在三年期满之日，向除新冶钢和中信投资之外的其他全体股东以货币资金形式安排追加对价，追加对价的金额为该等股东每持有1股获得0.053元。按照目前的股本结构，上述追加对价安排的总额约为1,000万元。

3. 执行对价安排情况表

执行对价安排的股东名称	执行对价安排前		本次执行数量		执行对价安排后	
	持股数量（股）	占总股本比例（%）	本次执行对价安排认沽权数量（份）	认沽权对应的现金金额（元）	持股数量（股）	占总股本比例（%）
新冶钢	134,620,000	29.95	167,040,000	601,344,000	301,660,000	67.13

4. 有限售条件的股份可上市流通预计时间表

股东名称	持股比例（%）	可上市流通时间	承诺的限售条件
湖北新冶钢有限公司	29.95	G日+36个月	
中信泰富（中国）投资有限公司	28.18	G日+36个月	
东风汽车公司	1.78	G日+18个月	
襄阳汽车轴承股份有限公司	0.76	G日+24个月	
湖北正智资产管理有限公司	0.51	G日+18个月	
中国第一拖拉机工程机械公司	0.51	G日+18个月	
湖北华乐投资有限公司	0.29	G日+12个月	

中国北车集团北京南口机车车辆机械厂	0.25	G 日＋24 个月	
武汉石化石油液化气公司	0.25	G 日＋12 个月	
无锡市宏裕百货商店	0.19	G 日＋15 个月	
上海宏成物业有限公司	0.07	G 日＋24 个月	
北内集团总公司	0.06	G 日＋18 个月	
无锡市国联投资管理咨询有限公司	0.04	G 日＋24 个月	
合计	62.83		

G 日：指方案实施后首个交易日；

5. 改革方案实施后股份结构变动表

改革前			改革后		
	股份数量（股）	占总股本比例（%）		股份数量（股）	占总股本比例（%）
一、未上市流通股份合计	282,368,480	62.83	一、有限售条件的流通股合计	282,368,480	62.83
国家股	—	—	国家持股	—	—
国有法人股	—	—	国有法人持股	—	—
社会法人股	282,368,480	62.83	社会法人持股	282,368,480	62.83
募集法人股	—	—			
境外法人持股	—	—	境外法人持股	—	—
二、流通股份合计	167,040,000	37.17	二、无限售条件的流通股合计	167,040,000	37.17
A 股	167,040,000	37.17	A 股	167,040,000	37.17
B 股	—	—	B 股	—	—
H 股及其它	—	—	H 股及其它	—	—
三、股份总数	449,408,480	100.00	三、股份总数	449,408,480	100.00

（二）改革方案的实施程序

根据大冶特钢的确认，大冶特钢董事会就有关股权分置改革方案的实施拟安排的程序包括：将根据深交所的安排，发出召开相关股东会议的通知，公告改革说明书、独立董事意见函、保荐意见书、法律意见书等；将根据有关规定申请大冶特钢流通股股票的停牌和复牌；在相关股东会议召开前，将在指定报刊上刊载不少于两次召开相关股东会议的提示性公告；改革方案获得相关股东会议表决通

过后，将及时与深交所、登记结算公司商定改革方案实施的时间安排并公告，并向深交所申请办理非流通股份可上市交易手续；在股份变更登记完成后将刊登股权分置改革后股份结构变动报告书和有关股份可上市流通时间表有关事宜等。

基于上述，本所认为，改革方案所确定的非流通股股东向流通股股东支付对价的内容和形式、非流通股股东已经作出的承诺符合管理办法、通知及相关的规范性文件的规定；改革方案的实施程序符合有关规范性文件的规定，其实施不存在法律障碍。

五、结论性意见

综上所述，本所认为，本次股权分置改革的参与主体均具有合法的主体资格；与改革方案有关的法律事项符合中国法律、法规和规范性文件的规定；与改革方案有关的法律文件合法有效，且具有可执行性；本次股权分置改革的改革方案不存在违反中国法律、法规和规范性文件及公司章程规定的情况，拟订的改革方案的实施程序符合有关规范性文件的规定，其实施不存在法律障碍。但本次股权分置改革的改革方案尚需经相关股东会议审议通过后方可实施。同时，大冶特钢须按照中国证监会及深交所的有关规定严格履行信息披露义务。

本法律意见书正本一式八份。本法律意见书经本所经办律师签字并加盖本所公章后生效。

（此页无正文，为北京市竞天公诚律师事务所关于大冶特殊钢股份有限公司股权分置改革事宜的法律意见书的签署页）

北京市竞天公诚律师事务所

经办律师：

____

张宏久　　律师

____

吴杰江　　律师

二〇〇五年十一月二十三日

****

完

香港， 二零零五年十一月二十三日

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

（於香港註冊成立的有限公司）
（股份代號：267）

此乃大冶特殊鋼股份有限公司登載於中華人民共和國深圳證券交易所網頁的股權分置改革之保薦意見書。大冶特殊鋼股份有限公司為中信泰富有限公司的附屬公司。

大冶特殊钢股份有限公司
股权分置改革之保荐意见书

保荐机构： 光大证券股份有限公司 Everbright Securities Co., Ltd.

2005年11月

保荐机构声明

作为大冶特殊钢股份有限公司本次股权分置改革的保荐机构，光大证券股份有限公司特作出如下声明：

1. 本保荐机构就本次股权分置改革所发表的有关意见是完全独立的。

2. 本保荐意见所依据的文件、材料由大冶特殊钢股份有限公司及其非流通股股东等参与方提供。有关资料提供方已对本保荐机构作出承诺：其所提供的为出具本保荐意见所依据的所有文件、资料、意见、承诺均真实、准确、完整、合法、及时，不存在任何可能导致本保荐意见失实或产生误导的虚假记载、重大遗漏及误导性陈述，并对其提供资料的合法性、真实性、准确性和完整性承担全部责任。

3. 本保荐意见是基于股权分置改革各方均按照本次股权分置改革方案全面履行其所负责任的假设而提出的，任何方案的调整或修改均可能使本保荐机构所发表的保荐意见失效，除非本保荐机构补充和修改本保荐意见。

4. 本保荐机构在保荐意见中对非流通股股东为其所持有的非流通股份取得流通权而向流通股股东做出的对价安排和有关承诺的合理性进行了评估，但上述评估仅供投资者参考，本保荐机构不对投资者据此行事产生的任何后果或损失承担责任。

5. 本保荐意见书旨在对本次股权分置改革是否符合大冶特殊钢股份有限公司的股东，特别是流通股股东的合法权益作出独立、客观、公正的评价，以供相关各方参考。本保荐机构提醒投资者注意，本保荐意见不构成对大冶特殊钢股份有限公司的任何投资建议，对投资者根据本保荐意见作出的投资决策可能产生的任何风险，本保荐机构不承担任何责任。

6. 本保荐机构没有委托或授权其他任何机构和个人提供未在本保荐意见中列载的信息和对本保荐意见作任何解释或说明。

前言

根据《国务院关于推进资本市场改革开放和稳定发展的若干意见》、《关于上市公司股权分置改革的指导意见》以及《上市公司股权分置改革管理办法》的精神，为适应股权分置改革需要，保持市场稳定发展，保护投资者特别是公众投资者合法权益，大冶特殊钢股份有限公司合并持有三分之二以上非流通股的股东提出了进行股权分置改革工作的意向。

受大冶特殊钢股份有限公司委托，光大证券股份有限公司担任本次股权分置改革的保荐机构，就股权分置改革事项向董事会及全体股东提供保荐意见，有关股权分置改革事项的详细情况载于《大冶特殊钢股份有限公司股权分置改革说明书》中。本保荐机构在对本次股权分置改革涉及的相关事项进行了充分的尽职调查基础上，出具保荐意见，旨在对本次股权分置改革做出独立、客观和公正的评价，以供广大投资者及有关各方参考。

本保荐意见系根据《中华人民共和国公司法》、《中华人民共和国证券法》、《关于上市公司股权分置改革的指导意见》、《上市公司股权分置改革管理办法》、《深圳证券交易所上市公司股权分置改革业务操作指引》及《深圳证券交易所股票上市规则（2004年修订本）》等相关法律、法规、规章和规范性文件的要求出具。

释义

在本保荐意见中，除非文意另有所指，下列词语具有如下含义：

本保荐机构或光大证券：	指光大证券股份有限公司；
公司、大冶特钢：	指大冶特殊钢股份有限公司，上市代码 000708；
新冶钢：	指湖北新冶钢有限公司，为大冶特钢第一大非流通股股东；
中信投资：	指中信泰富（中国）投资有限公司，为大冶特钢第二大非流通股股东；
中信泰富：	指中信泰富有限公司，为新冶钢和中信投资的实质控制人；
流通股股东：	指持有大冶特钢流通 A 股的股东；
非流通股股东：	指大冶特钢本次股权分置改革方案实施前，所持大冶特钢尚未在交易所公开交易股份的股东；
改革方案、方案：	指大冶特钢股权分置改革方案；
《股改说明书》	指大冶特钢董事会编制的《大冶特殊钢股份有限公司股权分置改革说明书》
相关股东会议：	指应非流通股股东书面委托，由公司董事会召集 A 股市场相关股东举行的审议改革方案的会议；
相关股东会议股权登记日：	指 2006 年 1 月 3 日，于该日收盘后登记在册的公司股东，将有权参加公司相关股东会议；
方案实施股权登记日：	指股权分置改革方案实施的股权登记日，在该日实施改革方案，具体日期按照与交易所、登记结算机构商定的时间安排，在改革方案实施公告中确定；
中国证监会：	指中国证券监督管理委员会；
深交所或交易所：	指深圳证券交易所；
登记结算机构：	指中国证券登记结算有限责任公司深圳分公司；
律师：	指北京市竞天公诚律师事务所；
元：	指人民币元。

一、本次股权分置改革相关各方的基本情况

（一）大冶特钢的基本情况

法定名称：　大冶特殊钢股份有限公司
英文名称：　DAYE SPECIAL STEEL CO.,LTD
法定代表人：　曾重清
股票上市地：　深圳证券交易所
登记结算机构：　中国证券登记结算有限责任公司深圳分公司
股票简称/代码：　大冶特钢 / 000708
成立时间：　1993 年 5 月 18 日
注册地址：　黄石市黄石大道 316 号
办公地址：　黄石市黄石大道 316 号
邮政编码：　435001
联系电话/传真：　0714-6293836 / 0714-6296570
公司网址：　www.dayesteel.com.cn
电子信箱：　dytg0708@163.com
经营范围：　钢铁冶炼、钢材轧制、金属改制、压延加工、钢铁材料检测。

（二）大冶特钢的股权结构

截止 2005 年 10 月 31 日，大冶特钢的股本结构如下：

股份类别	数量（股）	比例（%）
一、尚未流通股份	282,368,480	62.83
法人股	282,368,480	62.83
二、已流通股份	167,040,000	37.17
股份总额	**449,408,480**	**100.00**

（三）主要非流通股股东

公司的控股股东是新冶钢，实际控制人是中信泰富。

1. 新冶钢的基本情况

企业名称：　湖北新冶钢有限公司
注册地址：　中国湖北省黄石市黄石大道 316 号
办公地址：　中国湖北省黄石市黄石大道 316 号
法定代表人：　李松兴
注册资本：　24,183 万美元

企业类型及经济性质：　中外合资经营

经营范围：　生产销售黑色、有色金属材料和相应的工业辅助材料及承接来料加工业务；钢铁冶炼、金属压延加工、钢坯、钢锭、钢材、钢管、球墨铸铁管及管件、焦炭、金属制品制造、机械及仪表电器制造和修理、化工产品（不含危险品和限制类产品）制造和供应。

2. 中信泰富的基本情况

企业名称：　中信泰富有限公司

注册地址：　中国香港中环添美道一号中信大厦三十二楼

办公地址：　中国香港中环添美道一号中信大厦三十二楼

主席：　荣智健

已发行股本：　8.77 亿港元

主营业务：　侧重于在中国大陆和香港两地的基础建设业务，包括发电、航空、基础设施及信息业。另外，亦从事特钢制造、物业投资及发展和汽车及消费品的批发及分销。

3. 中信泰富与新冶钢及中信投资之间的关系

公司第一、第二大股东－新冶钢和中信投资均为中信泰富实际控制，是同一实际控制人所控制的关联企业，其股权及控制关系如下图所示：



中信泰富有限公司
100%
GOLDEN CREST COMPANY LTD.
100%
100%
SILVER ASCOT HOLDINGS LTD.
宝泰有限公司
100%
盈联有限公司
100%
95%
湖北新冶钢有限公司
中信泰富（中国）投资有限公
29.95%
28.18%
大冶特殊钢股份有限公司

二、股权分置改革方案

（一）方案要点

新冶钢向持有大冶特钢流通股的股东作出一定的对价安排。其他非流通股股东不安排对价，也不就其持有的非流通股获得对价。股权分置改革方案实施后的首个交易日，公司所有非流通股股东持有的非流通股即获得上市流通权。

1. 对价安排形式

新冶钢承诺赋予流通股股东一项认沽权利：在本次股权分置改革方案实施之日起第十二个月最后一个交易日当日结束后登记在册的全体股东，有权将其持有的全部无限售条件的流通股（合计不超过 167,040,000 股），在之后三十日内的任何一个交易日内，以每股 3.70 元的价格出售给新冶钢。该价格在公司实施现金分红、送股和公积金转增股本时作相应调整。

2. 追加对价安排

自股权分置改革方案实施之日起三年内，新冶钢将向股东大会提出向大冶特钢注入价值不低于 3 亿元，且按前一年度经审计的财务报表计算的净资产收益率不低于 10%的优质资产的提案（包括分次向股东大会提议）。如果未能履行上述承诺，则在三年期满之日，向除新冶钢和中信投资之外的其他全体股东以货币资金形式安排追加对价，追加对价的金额为该等股东每持有 1 股获得 0.053 元。按照目前的股本结构，上述追加对价安排的总额约为 1,000 万元。

（二）非流通股股东承诺事项

除法定承诺以及关于对价安排（包括追加对价安排）的承诺外，非流通股股东作出如下特别承诺。

1. 为原关联方经营性欠款提供担保

新冶钢将积极敦促冶钢集团 170 无缝钢管有限公司和冶钢集团无缝钢管有限公司尽快偿还两者所欠公司合计 18,887.77 万元的债务，并将为该等债务提供不可撤销的连带责任保证。确保公司在本次股权分置改革相关股东会议的股权登记日之前收到上述欠款。

上述债务清偿后，大冶特殊钢股份有限公司的关联方（包括原关联方）经营性资金占用问题将得以全部解决。

2. 延长限售期

公司的 11 家非流通股东作出了高于法定最低限售期的承诺。具体如下：

股东名称	持股比例（%）	承诺的限售期
湖北新冶钢有限公司	29.95	36 个月
中信泰富（中国）投资有限公司	28.18	36 个月
东风汽车公司	1.78	18 个月
襄阳汽车轴承股份有限公司	0.76	24 个月
湖北正智资产管理有限公司	0.51	18 个月
中国第一拖拉机工程机械公司	0.51	18 个月
中国北车集团北京南口机车车辆机械厂	0.25	24 个月
无锡市宏裕百货商店	0.19	15 个月
上海宏成物业有限公司	0.07	24 个月
北内集团总公司	0.06	18 个月
无锡市国联投资管理咨询有限公司	0.04	24 个月
合计	62.30	

三、对非流通股股东及其持股情况的核查

根据本次股权分置改革方案，执行对价安排的非流通股股东只有新冶钢一家，其他非流通股股东中，中信投资与新冶钢的实际控制人均为中信泰富，是同一实际控制人所控制的关联企业，因此，本保荐机构已对执行对价安排的新冶钢以及同新冶钢具有关联关系的中信投资的非流通股股东身份和持股情况进行了核查确认，结论为：

第一，新冶钢和中信投资确系大冶特钢的非流通股股东，并且新冶钢已授权大冶特钢至中国证券登记结算有限责任公司深圳分公司办理股权分置改革股份变更登记相关事宜。

第二，截至本保荐意见出具之日，新冶钢和中信投资对大冶特钢的持股情况如下表所示：

股东名称	持股数量 -万股	持股比例 -%	股份性质
湖北新冶钢有限公司	13,462.00	29.95	法人股
中信泰富（中国）投资有限公司	12,661.85	28.18	法人股
合计	**26,123.85**	**58.13**	

第三，新冶钢和中信投资持有的上述股份不存在任何权属争议，也不存在被质押、冻结等权利受到限制的情况，因此不会对执行对价安排产生不利影响。

四、改革方案对流通股股东权益的影响

在股权分置的格局下，非流通股和流通股的价格形成机制不同，公司的整体价值可以视为由非流通股价值和流通股价值两部分组成，前者由非流通股所对应的公司净资产决定，后者则是流通总市值。

股权分置改革前后，公司的整体价值不应发生变化。遵照这一原则，我们对本次改革的对价安排进行了测算。

公司总价值=非流通股×每股净资产＋流通股×改革前股价

=282,368,480×1.953+167,040,000×3.14

=1,075,971,241.44

其中，每股净资产取2004年末经审计的每股净资产，改革前股价为2005年10月28日的20日均价。

改革后的理论股价=公司总价值/总股本

=1,075,971,241.44/449,408,480

=2.39

新冶钢的对价安排就其实质而言，是一项期限为13个月，行权价为3.70元的认沽权。从流通股股东的角度来看，12个月后，流通股股东可以向新冶钢以3.70元的价格出售持有的全部股票，这一价格与改革前的股价相比有17.83%的溢价水平，与改革后的理论股价相比有54.81%的溢价水平，因此可以确保原流通股股东的权益。综上所述，保荐机构认为方案的对价水平是合理的。

五、对相关文件的核查结论

本保荐机构对大冶特钢本次股权分置改革的相关文件，包括股权分置改革说明书、非流通股股东关于股权分置改革相关协议文件、非流通股股东的承诺函、独立董事意见函、保密协议、董事会委托投票征集函等相关文件进行了认真核查，确认上述文件不存在虚假记载、误导性陈述或重大遗漏。

六、对相关承诺的可行性分析

（一）关于认沽权的履约能力

本次改革的对价安排体现为新冶钢所作出的在约定期限内按约定价格购买流通股份的承诺，因此新冶钢的履约能力致为关键。为此，本保荐机构分别从新冶钢的财务、经营状况，其为履约提供的保证金以及相关的担保安排等三方面评估其对上述承诺的履约能力。

新冶钢是中信泰富控制的中外合资企业，注册资本和实收资本达24,183万美元。截至2005年9月30日，新冶钢总资产为341,950.52万元，净资产为237,293.78万元，2005年1－9月实现主营业务收入330,745.53万元，实现净利润29,463.09

万元（上述财务数据未经审计）。因此，新冶钢良好的财务状况和经营状况使其具备较强的履约能力。

其次，新冶钢将于本次股权分置改革相关股东会议的股权登记日之前，在深交所或登记结算机构指定的银行帐户内存入 123,609,600 元的资金作为履约保证金，并申请冻结至承诺有效期届满之日后。该笔资金的金额相当于全部履行承诺所需资金的 20%（167,040,000×3.70×20%=123,609,600）。

最后，新冶钢将在本次股权分置改革相关股东会议的股权登记日之前，获得经交易所认可的银行对新冶钢全部履行承诺义务所需资金的 80%的不可撤销的连带责任担保并及时公告。

基于以上三点，本保荐机构认为，新冶钢的上述承诺是可行的。

（二）关于提供担保的履约能力

按照冶钢集团 170 无缝钢管有限公司和冶钢集团无缝钢管有限公司就其所欠大冶特钢债务的偿债安排，两者已将其主要经营性资产出售与新冶钢，并将用出售所得之款项偿还上述债务。目前，新冶钢受让资产的价款尚未全部支付，其如果实际履行担保义务，可以通过从上述价款中扣除偿还债务对应的款项来行使追索权。因此，新冶钢具备对上述债务提供担保并实际履行担保义务的能力。

（三）关于限售期的履约能力

为履行关于限售期的承诺，公司已取得相关非流通股股东的授权，公司将根据授权向登记结算机构申请锁定有关股东持有的原非流通股，待限售期限届满后，再申请解除锁定，因此这一承诺是可行的。

（四）关于资产重组和追加对价的履约能力

新冶钢是中信泰富在中国大陆特钢制造领域的重要企业，根据其目前的资产状况和盈利能力，其具备对公司进行资产重组的能力以及在违反本承诺情况下执行追加对价的能力。需要说明的是，在新冶钢履行资产重组承诺的前提下，这一重组最终能否实现还取决于是否获得股东大会的批准，以及如果这一重组达到重大资产重组的标准或涉及发行新股等，是否获得中国证监会的核准。

七、关于保荐机构公正性的说明

本保荐机构确认，不存在以下影响公正履行保荐职责的情形：

第一，光大证券及其大股东、实际控制人、重要关联方持有大冶特钢的股份合计超过其总股本的7%；

第二，大冶特钢及其大股东、实际控制人、重要关联方持有或者控制光大证券的股份合计超过其总股本的7%；

第三，光大证券执行本项目的保荐代表人或者董事、监事、经理、其他高级管理人员持有大冶特钢的股份、或在大冶特钢任职以及其他等可能影响其公正履行保荐职责的情形。

八、应当说明的其他事项

本保荐机构提请公司流通股股东关注以下风险因素或事项。

（一）股价波动的风险

证券价格易受多种因素影响而具有不确定性，尤其是当认沽权有效期届满后，公司股票的价格有可能会跌破认沽权的执行价。

公司及非流通股股东将采取以下措施尽可能降低股价波动引致的风险：

首先，公司的 11 家非流通股东作出了高于法定最低限售期的承诺。，从而对稳定股价起到了一定的积极作用。

其次，公司和新冶钢均将致力于通过提高公司的盈利能力以及改善公司的财务状况来维持股价的稳定。

（二）改革方案未能通过的风险

公司股权分置改革方案需经参加相关股东会议表决的股东所持表决权的三分之二以上通过，并经参加相关股东会议表决的流通股股东所持表决权的三分之二以上通过，存在相关股东会议审议无法通过的风险。

公司将采用多种方式积极与流通股股东进行沟通协商，并根据沟通协商的结果对改革方案进行修改与完善，充分尊重流通股股东的合法权益。

（三）要约收购事项

新冶钢和其关联方—中信投资于 2004 年 12 月 20 日通过竞拍方式拍得公司原控股股东—冶钢集团有限公司持有的公司 17,461.85 万股股份，占公司总股本的 38.86%，因此触发了要约收购的义务。新冶钢已向中国证监会报送了要约收购报告书，并于 2005 年 8 月 30 日对要约收购报告书的摘要作了提示性公告。如果未来中国证监会对新冶钢报送的要约收购报告书无异议，则此项收购要约将正式生效。

由于要约收购的价格显著低于本次改革中新冶钢承诺的认沽价，公司认为，在一般情况下，多数股东不会接受要约，但是，如果出现多数股东，特别是流通股股东接受要约的情形，则其对本次改革可能产生的影响需要区分以下几种情形加以分析。

第一，要约收购的期限届满，公司的股权分布仍符合《公司法》规定的上市条件的，则此次收购只是使公司的股权结构发生一定程度的变化，而不会对新冶钢执行对价安排的能力产生不利影响。这是因为，首先，新冶钢作为安排对价的非流通股股东，日后不需要就自身所增持的流通股执行对价，因此实际上对价总量会因增持流通股而减少；其次，要约收购的价格低于对价安排中承诺的认沽价格，从而要约收购增持股份的资金金额小于对相应股份履行认沽义务所需要的资金金额。综上所述，要约收购并不会增加新冶钢额外的资金需求，从而也不会降低其执行对价的能力，因此这种情形并未增加流通股股东的风险。

第二，要约收购的期限届满，公司的股权分布不符合《公司法》规定的上市条件的，由于此次要约收购并不以终止公司股票上市交易为目的，因此新冶钢可以在要约期满 6 个月后的 1 个月内实施维持公司上市地位的方案。尽管如此，公司仍将面临潜在的终止上市的风险。一旦发生终止上市的情形，将导致新冶钢作出的对价安排日后无法实际履行。针对这一风险，公司认为，首先，正如前文所述，在本次改革方案推出后，出现多数股东接受要约的情形的可能性非常之小。其次，终止上市有违新冶钢此次收购的初衷，因此，新冶钢将制定并实施行之有效的维持公司上市地位的方案。

此外，股权分置改革直接关系到公司股东尤其是流通股股东的利益，为维护自身权益，本保荐机构特别提请公司流通股股东积极参与股权分置改革相关股东会议并充分行使表决权。具体事宜请参阅公司的有关公告。

九、保荐结论及理由

在大冶特钢及其非流通股股东提供的有关资料及说明真实、准确、完整，以及相关承诺得以实现的前提下，本保荐机构认为，大冶特钢的股权分置改革方案及其对价安排公平合理，改革工作的内容和程序均符合相关法律、法规、规章和规范性文件的规定。为此，光大证券同意推荐大冶特钢进行股权分置改革工作。

十、保荐机构联系方式

保荐机构： 光大证券股份有限公司
联系地址： 上海市浦东新区浦东南路 528 号上海证券大厦南塔 14 楼
保荐代表人：周皓
项目主办人：陈骥宁、张喜慧
联系电话： 021-68816000
联系传真： 021-68817530

光大证券股份有限公司

法定代表人或授权代表：徐浩明

保荐代表人：周 皓

2005 年 11 月 23 日

****
完

香港， 二零零五年十一月二十三日

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 267)

The following is an English translation of the announcement of the resolutions passed by the board of directors of Daye Special Steel Co., Ltd. ("Daye") for convening a shareholders' meeting to approve "the proposal on the utilization of surplus reserve and capital reserve to set off losses", copy of which is published by Daye on the website of Shenzhen Stock Exchange in the People's Republic of China. In case of any inconsistency, the Chinese version shall prevail over the English translation. Daye is a subsidiary of CITIC Pacific Limited.

Stock Code: 000708   Abbr. Stock Name: Daye Special Steel   Ann. No.: 2005-030

Announcement of the Resolutions of the 8th Meeting of the Fourth Session of the Board of Directors of Daye Special Steel Co., Ltd.

The Company and members of its board of directors as a whole warrant the truth,

accuracy and completeness of the information disclosed herein without any false statement, misleading representation or material omission.

The 8th Meeting of the Fourth Session of the board of directors of Daye Special Steel Co., Ltd. was convened by a notice in writing, sent by facsimile and mail on 28 November 2005, and was held on 29 November 2005. 11 directors were eligible to attend the meeting, of which 9 directors were present. The meeting conformed to the relevant requirements of the Company Law and the Articles of Association of the Company. After consideration, the following resolutions were passed unanimously:

1. Approving the "Proposal on the Utilization of Surplus Reserve and Capital Reserve to set off Losses";

Having considered the situation of the Company, the Company intends to utilize its surplus reserve and capital reserve to set off its accumulated losses in accordance with the requirements of the Company Law and the Accounting Practice Note [2001]16 "Sources of Funds, Procedures and Disclosure Concerning the Set Off of Losses"（會計字[2001]16 號《彌補虧損的來源、程序及信息披露》）issued by China Securities Regulatory Commission. As of 31 October 2005, the unaudited accumulated losses of the Company was $664,215,156. The Company intends to utilize, in the stated order, its discretionary surplus reserve of $6,640,834, statutory surplus reserve of $48,210,150 and part of the share premium of $609,364,172 in its capital reserve to set off the losses. PricewaterhouseCoopers Zhongtian Certified Public Accountants Company Ltd. has been engaged by the Company to perform an audit on the financial information as of 31 October 2005. It is expected that the audit result will be

available before 25 December 2005. The specific figure of losses to be set off shall be subject to the audit result. If the audit result is not disclosed before 5 working days prior to the shareholders' meeting, the meeting will be cancelled.

2. Approving the "Notice Convening the 3rd Extraordinary General Meeting in 2005 of the Company"

Board of Directors

Daye Special Steel Co., Ltd.

29 November 2005

******

End

Hong Kong, 29th November, 2005

CITIC PACIFIC

CITIC Pacific Limited

中信泰富有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 267)

The following is an English translation of the notice issued by Daye Special Steel Co., Ltd. ("Daye") for convening shareholders' meeting to approve "the proposal on the utilization of surplus reserve and capital reserve to set off losses", copy of which is published by Daye on the website of Shenzhen Stock Exchange in the People's Republic of China. In case of any inconsistency, the Chinese version shall prevail over the English translation. Daye is a subsidiary of CITIC Pacific Limited.

Stock Code: 000708 Abbr. Stock Name: Daye Special Steel Ann. No.: 2005-031

Notice for Convening the 3rd Extraordinary General Meeting in 2005 of Daye Special Steel Co., Ltd.

The Company and members of its board of directors as a whole warrant the truth, accuracy and completeness of the information disclosed herein without any false statement, misleading representation or material omission.

The Fourth Session of the board of directors (the "Board") at the eighth Board meeting resolved to convene the 3rd Extraordinary General Meeting (the "Meeting") on 30 December 2005. Notice is hereby given as follows:

I. Details of the Meeting

1. Time: 9:00 a.m., 30 December 2005
2. Venue: Conference Room 2 of the Company
3. Convener: the Board of the Company
4. Poll: Vote on the spot
5. Eligible attendants:

(1) All shareholders of the Company whose names appear on the register maintained by the Shenzhen branch of China Securities Depository and Clearing Corporation Limited（中國證券登記結算有限責任公司）at the closing of the afternoon trading session on 22 December 2005. Any shareholder who cannot attend the meeting is entitled to appoint a proxy by written notice to attend on his/her behalf;

(2) Directors, supervisors and other senior management of the Company;

(3) Solicitors appointed by the Company.

II. Businesses to be Transacted

1. Motion:

To consider and if appropriate, approve the "Proposal on the Utilization of Surplus Reserve and Capital Reserve to Set Off Losses";

2. Disclosure:

For details of the above motion, please refer to the announcement on the Resolutions of the Eighth Meeting of the Fourth Session of the Board of Directors of the Company published on the same day in China Securities Journal and on the website www.cninfo.com.cn.

III. Registration at the Meeting

1. Method of registration: On-site or by post or facsimile

2. Time: From 28 December 2005 to 29 December 2005 (9:00 a.m. to 12:00 noon and 2:00 p.m. to 5:00 p.m.)

3. Venue: Office of the Secretary to the Board of Daye Special Steel Co., Ltd., at 316 Huangshi Road, Huangshi City, Hubei Province.

4. Documents to be presented for registration and voting by proxies: For authorized representative of corporate shareholder: shareholder's stock

account certificate, shareholding certificate, copy of business license and identity card of the representative; for proxy of corporate shareholder: shareholder's stock account certificate, shareholding certificate, copy of business license, identity card of the proxy and power of attorney from the authorized representative; for individual shareholder: stock account certificate, shareholding certificate and identity card; for proxy of individual shareholder: power of attorney, identity card of the proxy, shareholder's stock account certificate and shareholding certificate.

IV. Miscellaneous

1. Contact information:

(1) Contact person: Wang Pingguo（王平國） Peng Baitiao（彭百條）

(2) Tel: 0714-6293836

(3) Fax: 0714-6296570

(4) Postal code: 435001

2. Expenses in connection with the meeting: Attendants shall bear their own accommodation and traveling expenses.

V. Power of Attorney

I hereby appoint Mr/Ms   as my proxy to attend the 3rd Extraordinary General Meeting of Daye Special Steel Co., Ltd. in 2005 and vote thereat on my behalf.

Principal (Signature): ID No. of the Principal:

Principal's Stock Account No.: Number of Shares Held by the Principal:

Proxy (Signature): ID No. of the Proxy:

Period of authorisation :

Date of Authorization:

Board of Directors

Daye Special Steel Co., Ltd.

29 November 2005

******

End

Hong Kong, 29th November, 2005

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 267)

DISCLOSEABLE TRANSACTION

DAYE SHARE REFORM PLAN

As set out in the announcement of CITIC Pacific dated 23 November 2005 (the "Announcement"), communication with the holders of Daye Freely Transferable Shares would be made for the purposes of obtaining their views on the Daye Share Reform Plan, and the Daye Share Reform Plan might be altered based on the results of such communication and giving due regards to the legal rights of the holders of Daye Freely Transferable Shares.

The Board announces that such communication ended on 2 December 2005, and the conclusion was that the exercise price of the Option would be revised from RMB3.7 to RMB3.8 per Daye Freely Transferable Share with other terms of the Daye Share Reform Plan as disclosed in the Announcement remain unchanged. Accordingly, the terms of the Daye Share Reform Plan were finalised on 2 December 2005. Subject to the obtaining of the requisite shareholders' approvals, the Daye Share Reform Plan will proceed on the terms and conditions with the said alteration cleared by the Shenzhen Stock Exchange.

The proposed granting of the Options by Xin Yegang under the Daye Share Reform Plan constitutes a discloseable transaction for the Company under the Listing Rules. A circular containing, among others, details of the Options and the Daye Share Reform Plan will be despatched to the shareholders of the Company as soon as practicable.

As disclosed in the Announcement, the Daye Share Reform Plan was proposed by Xin Yegang and CITIC Pacific China, which together hold a total of 261,238,480 Daye Non-Freely Transferable Shares (representing an approximately 58.13% of all the issued shares in Daye and approximately 92.52% of all the issued Daye Non-freely Transferable Shares). The Daye Share Reform Plan does not require the specific consent of the holders of the remaining 7.48% of the issued Daye Non-freely Transferable Shares provided that such shareholders are entitled to cast their votes in their capacity as shareholders of Daye in relation to the shareholders' approvals for the Daye Share Reform Plan described below.

Communication with the holders of Daye Freely Transferable Shares was made by Daye on behalf of Xin Yegang and CITIC Pacific China for the purposes of obtaining their views on the Daye Share Reform Plan, and the Daye Share Reform Plan might be altered based on the results of such communication and giving due regards to the legal rights of the holders of Daye Freely Transferable Shares.

The Board announces that such communication ended on 2 December 2005, and the conclusion was that the exercise price of the Option would be revised from RMB3.7 to RMB3.8 per Daye Freely Transferable Share with other terms of the Daye Share Reform Plan as disclosed in the Announcement remain unchanged. Accordingly, the terms of the Daye Share Reform Plan were finalised on 2 December 2005. Subject to the obtaining of the requisite shareholders' approvals, the Daye Share Reform Plan will proceed on the terms and conditions with the said alteration cleared by the Shenzhen Stock Exchange.

DAYE SHARE REFORM PLAN

The finalised terms and conditions of the Daye Share Reform Plan are summarised below:–

Conversion of Daye Non-freely Transferable Shares into Daye Freely Transferable Shares

Subject to the obtaining of the requisite shareholders' approvals as described below, the Daye Non-freely Transferable Shares will be freely transferable on the Shenzhen Stock Exchange on the first trading day following the Implementation Date subject to a lock-up period of 36 months in the case of Xin Yegang and CITIC Pacific China and a period of at least 12 months as required by the applicable laws in the case of the remaining holders of Daye Non-freely Transferable Shares. However, some of such remaining holders of Daye Non-freely Transferable Shares have accepted longer lock-up period of up to 24 months.

Conditions

The Daye Share Reform Plan is conditional upon:

(a) the approvals of more than two-thirds of (i) all the shareholders of Daye and (ii) the holders of Daye Freely Transferable Shares; and

Insofar as the Directors are aware, Daye does not have any substantial shareholder (within the meaning of the Listing Rules) other than Xin Yegang and CITIC Pacific China. As at the date hereof, Daye has more than 50,000 holders of its Daye Freely Transferable Shares. To the best of the Directors' knowledge, information and belief having made all reasonable enquiry, in respect of those shareholders holding Daye Freely Transferable Shares of a value (valued on the basis of RMB3.8 per Daye Freely Transferable Share) which gives a relevant percentage ratio of Rule 14.07 of more than 0.1%, none of such shareholders is a connected person of the Company.

For the year ended 31 December 2004, both the audited net profits before and after taxation of Daye were approximately RMB27 million (approximately HK$26 million). For the year ended 31 December 2003, the audited net loss before and after taxation of Daye were approximately RMB29 million (approximately HK$28 million) and RMB43 million (approximately HK$41 million) respectively. As at 30 September 2005, the net asset value of Daye was approximately RMB927 million (approximately HK$890 million).

REASONS AND BENEFITS FOR DAYE SHARE REFORM PLAN

The implementation of the Daye Share Reform Plan is in line with the prevailing development of the securities market of the PRC and will render the Daye Non-freely Transferable Shares held by the Group becoming freely transferable on the Shenzhen Stock Exchange.

The Board considers that the implementation of the Daye Share Reform Plan is in the interest of the Group because it can enhance the value of the Group's interest in Daye, and will provide more flexibility to the Group in dealing with its interest in Daye. The Directors (including the independent non-executive directors) also consider that the terms thereof (including the granting of the Options (as defined above)) are fair and reasonable from the perspective of the Group whilst giving an incentive for holders of Daye Freely Transferable Shares to support the Daye Share Reform Plan and they are in the interests of the shareholders of the Group as a whole.

GENERAL

The proposed granting of the Options by Xin Yegang under the Daye Share Reform Plan constitutes a discloseable transaction for the Company under the Listing Rules. A circular containing, among others, details of the Options and the Daye Share Reform Plan will be despatched to the shareholders of the Company as soon as practicable.

If the conditions for the Daye Share Reform Plan as set out above cannot be fulfilled, any granting of Options will not be effective and the Company will make an announcement to disclose the same. Upon the exercise of the Option, the Company will comply with all the relevant requirements of the Listing Rules in relation thereto.

DEFINITIONS

(3) the completion of all the necessary formalities for the purpose of enabling the trading on the Shenzhen Stock Exchange of those Daye Freely Transferable Shares to be converted from Daye Non-freely Transferable Shares.

The votes of the shareholders of Daye in respect of the Daye Share Reform Plan may be cast at a meeting to be held on 12 January 2006 or via the internet from 10 January 2006 to 12 January 2006.

If any of such conditions cannot be fulfilled, the Daye Share Reform Plan will not be implemented.

Put Option

Xin Yegang will grant a put option (the "**Option**") to each holder of Daye Freely Transferable Shares, pursuant to which a holder of Daye Freely Transferable Shares (whose name shall be registered on the register of members of Daye upon close of trading on the Option Date) shall have the right (but not the obligation) to sell its Daye Freely Transferable Shares to Xin Yegang within the Option Period at an exercise price of RMB3.8 per Daye Freely Transferable Share (subject to adjustment for any cash or scrip dividend distributions by Daye and conversion of Daye's common reserve fund to equity), representing a premium of 14.46% over the closing price per Daye Freely Transferable Share at the close of trading on 28 October 2005 after which date trading in Daye Freely Transferable Shares has been suspended. Based on the 167,040,000 Daye Freely Transferable Shares in issue as at the date hereof, the full exercise of the Options would require the payment of approximately RMB634.75 million (approximately HK$609.36 million) by Xin Yegang, which is intended by the Company to be funded by the Group's internal resources.

Further Undertakings

Xin Yegang further undertakes that it will:

(1) prior to the Record Date, pay a performance guarantee deposit of approximately RMB126.95 million (approximately HK$121.87 million), representing 20% of the total amount payable by Xin Yegang upon full exercise of the Options, into the bank account designated by the relevant authority, which will be frozen until the expiry of the Option Period. Such performance guarantee deposit will be funded by the Group's internal resources;

(2) with a view to ensuring that the following debts be repaid prior to the Record Date, actively procure the repayment to Daye of an aggregate amount of approximately RMB188.88 million (approximately HK$181.32 million) owed by two debtors of Daye and provide an irrevocable guarantee for the said repayments. In the event that the said two debtors fail to make such repayments, Xin Yegang will repay the said amount to Daye on their behalf out of the purchase prices payable by the Group for the Group's acquisitions of certain assets including fixed assets and stocks of two steel pipe factories from the two debtors or their parent company. Save for such arrangements, the two debtors are third parties independent of the Company; and

(3) within 3 years from the Implementation Date, put forward proposal(s) at meeting(s) of the shareholders of Daye in respect of Xin Yegang's injection(s) of quality asset(s) of a value of not less than RMB300 million and of a return on net asset ratio calculated on the basis of the audited financial statements for the preceding financial year of not less than 10% to Daye with a view to enhancing the profitability of Daye. In the event that such undertaking is not complied with, Xin Yegang shall pay to each shareholder of Daye (other than Xin Yegang and CITIC Pacific China) RMB0.053 for each share of Daye held by such shareholder. Based on the number of shares of Daye held by the shareholders of Daye (other than Xin Yegang and CITIC Pacific China) as at the date hereof, an aggregate amount of approximately RMB10 million (approximately HK$9.6 million) shall be payable by Xin Yegang if it fails to comply with such undertaking. If the conditions for the Daye Share Reform Plan as set out above cannot be fulfilled, Xin Yegang will not be bound by this undertaking.

The holders of Daye Non-freely Transferable Shares, other than Xin Yegang, are not obliged to, and will not grant, nor be granted, the Option or give any of the above undertakings to be given by Xin Yegang described above, except that some of them have accepted a lock-up period of longer than the legal requirement of 12 months as mentioned above.

INFORMATION RELATING TO THE COMPANY AND DAYE

The Group is engaged in diversified range of businesses in Hong Kong and the PRC, including basic infrastructure (such as power generation, communications, aviation and civil infrastructure), manufacturing of specialty steel, marketing and distribution of motor vehicles and consumer products, and property investment and development.

Daye is a joint stock limited company incorporated in the PRC whose shares are listed on the Shenzhen Stock Exchange. Daye is primarily engaged in specialty steel manufacturing.

"Board"	the board of Directors
"CITIC Pacific" or the "Company"	CITIC Pacific Limited, a company incorporated in Hong Kong whose shares are listed on the Main Board of the Stock Exchange
"CITIC Pacific China"	中信泰富（中國）投資有限公司 (CITIC Pacific China Holdings Limited), a company incorporated in the PRC and a wholly-owned subsidiary of the Company
"Daye"	大冶特殊鋼股份有限公司 (Daye Special Steel Co., Ltd.), a joint stock limited company incorporated in the PRC whose shares are listed on the Shenzhen Stock Exchange
"Daye Freely Transferable Share(s)"	freely transferable share(s) of Daye
"Daye Non-freely Transferable Share(s)"	not freely transferable share(s) of Daye
"Daye Share Reform Plan"	the proposal for the conversion of the Daye Non-freely Transferable Shares into Daye Freely Transferable Shares
"Directors"	directors of the Company
"Group"	the Company and its subsidiaries
"Implementation Date"	the date of implementation of the Daye Share Reform Plan
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Option Date"	the last trading day of the twelfth month after the Implementation Date
"Option Period"	the trading days comprised in a period of 30 days after the Option Date
"PRC"	the People's Republic of China
"Record Date"	3 January 2006, which is the date chosen for the determination of shareholders' entitlements to vote in respect of the Daye Share Reform Plan
"RMB"	Renminbi, the lawful currency of the PRC
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Xin Yegang"	湖北新冶鋼有限公司 (Hubei Xin Yegang Co., Ltd.), a joint venture company incorporated in the PRC and owned as to 95% by the Company and as to 5% by 黃石東方投資有限公司 (Huangshi Dongfang Investment Co., Ltd.)

(For the purpose of illustration only, the exchange rate of RMB1 to HK$0.96 is adopted.)

By Order of the Board
CITIC Pacific Limited
Alice Tso Mun Wai
Company Secretary

Hong Kong, 2 December 2005

As at the date of this announcement, the executive directors of the Company are Messrs Larry Yung Chi Kin (Chairman), Henry Fan Hung Ling, Peter Lee Chung Hing, Norman Yuen Kee Tong, Vernon Francis Moore, Yao Jinrong, Li Shilin, Carl Yung Ming Jie, Liu Jifu and Leslie Chang Li Hsien; the non-executive directors of the Company are Messrs Willie Chang, André Desmarais and Peter Kruyt (alternate director to Mr. André Desmarais); and the independent non-executive directors of the Company are Messrs Hamilton Ho Hau Hay, Alexander Reid Hamilton, Hansen Loh Chung Hon and Norman Ho Hau Chong.

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

（於香港註冊成立的有限公司）
（股份代號：267）

此乃大冶特殊鋼股份有限公司登載於中華人民共和國深圳證劵交易所網頁的關於公司股權分置改革方案溝通協商情況暨調整股權分置改革方案的公告。大冶特殊鋼股份有限公司爲中信泰富有限公司的附屬公司。

证券代码：000708　　　股票简称：大冶特钢　　　公告编号：2005-032

大冶特殊钢股份有限公司
关于公司股权分置改革方案沟通协商情况
暨调整股权分置改革方案的公告

本公司及其董事会全体成员保证信息披露内容的真实、准确、完整，没有虚假记载、误导性陈述或重大遗漏。

特别提示：经过充分沟通，根据非流通股股东湖北新冶钢有限公司、中信泰富（中国）投资有限公司（以下分别简称新冶钢、中信投资）的提议，公司股权分置改革方案的部分内容进行了调整。公司股票将于 2005 年 12 月 5 日复牌。

一、关于股权分置改革方案的调整情况

公司于2005年11月24日公告了股权分置改革方案后，协助非流通股股东新冶钢、中信投资通过热线电话、传真、电子邮件、发放征求意见函、网上路演等方式与流通股股东进行充分沟通，根据双方充分沟通的结果。现对公司股权分置改革方案的部分内容作如下调整：

原方案：

新冶钢承诺赋予流通股股东一项认沽权利：在本次股权分置改革方案实施之日起第十二个月最后一个交易日当日结束后登记在册的全体股东，有权将其持有的全部无限售条件的流通股（合计不超过167,040,000股），在之后三十日内的任何一个交易日内，以每股3.70元（单位指人民币）的价格出售给新冶钢。

现调整为：

新冶钢承诺赋予流通股股东一项认沽权利：在本次股权分置改革方案实施之日起第十二个月最后一个交易日当日结束后登记在册的全体股东，有权将其持有的全部无限售条件的流通股（合计不超过167,040,000股），在之后三十日内的任何一个交易日内，以每股 3.80元（单位指人民币）的价格出售给新冶钢。

除上述情况外，公司股权分置改革方案不作其它修改。

二、独立董事关于公司股权分置改革方案调整的独立意见

公司独立董事对本次股权分置改革方案调整发表了如下独立意见：

1、本次方案的调整符合相关的法律、法规的规定；

2、本次方案的调整是非流通股股东与流通股股东之间经过充分沟通和协商、认真吸纳了流通股股东意见的基础上形成的。调整的方案提高了认沽权利的价格，有利于保护流通股股东的利益；

3、同意本次对公司股权分置改革方案的调整暨对《公司股权分置改革说明书》及摘要的调整；

4、本独立董事意见是公司独立董事基于公司股权分置改革方案进行调整所发表的意见，不构成对前次意见的修改。

三、补充保荐意见

大冶特钢及其非流通股股东提供的有关资料及说明真实、准确、完整，以及相关承诺得以实现的前提下，本保荐机构认为，大冶特钢的股权分置改革方案及其对价安排公平合理，改革工作的内容和程序均符合相关法律、法规、规章和规范性文件的规定。为此，光大证券同意推荐大冶特钢进行股权分置改革工作。

四、补充法律意见

公司本次股权分置改革方案的修改内容和修改程序符合《管理办法》、《指导意见》等相关法律法规和规范性文件的规定。经修改后的公司本次股权分置改革方案应经相关股东会议批准后实施。

附件：

大冶特殊钢股份有限公司股权分置改革说明书（修订稿）

大冶特殊钢股份有限公司股权分置改革说明书摘要（修订稿）

大冶特殊钢股份有限公司股权分置改革之补充保荐意见书

关于大冶特殊钢股份有限公司股权分置改革事宜的补充法律意见书

大冶特殊钢股份有限公司独立董事关于股权分置改革方案调整的意见函

特此公告。

大冶特殊钢股份有限公司

董　　事　　会

2005 年 12 月 2 日

****

完

香港， 二零零五年十二月二日

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

（於香港註冊成立的有限公司）
（股份代號：267）

此乃大冶特殊鋼股份有限公司登載於中華人民共和國深圳證券交易所網頁的股權分置改革說明書摘要(修訂稿)。大冶特殊鋼股份有限公司爲中信泰富有限公司的附屬公司。

证券代码：000708　　　　证券简称：大冶特钢

大冶特殊钢股份有限公司
股权分置改革说明书摘要
（修订稿）

保荐机构： 光大证券股份有限公司 Everbright Securities Co., Ltd.

董事会声明

1. 本公司董事会根据非流通股股东的书面委托，编制股权分置改革说明书。
2. 本公司股权分置改革由公司 A 股市场非流通股股东与流通股股东之间协商，解决相互之间的利益平衡问题。中国证券监督管理委员会和深圳证券交易所对本次股权分置改革所作的任何决定或意见，均不表明其对本次股权分置改革方案及本公司股票的价值或者投资人的收益做出实质性判断或者保证。任何与之相反的声明均属虚假不实陈述。

特别提示

1. 证券价格具有不确定性，股价波动可能会对本公司流通股股东的利益造成影响。
2. 本公司股权分置改革方案需经参加相关股东会议表决的股东所持表决权的三分之二以上通过，并经参加相关股东会议表决的流通股股东所持表决权的三分之二以上通过。
3. 湖北新冶钢有限公司因触发要约收购义务，拟向大冶特殊钢股份有限公司的全体股东发出收购要约，已作了提示性公告。此次要约收购的要约有效期为 30 天，将安排在本次改革的相关股东会议召开前生效，相关股东会议有可能延期召开。

重要内容提示

一、改革方案要点：赋予流通股股东认沽权利

大冶特殊钢股份有限公司的第一大股东－湖北新冶钢有限公司承诺赋予流通股股东一项认沽权利：在本次股权分置改革方案实施之日起第十二个月最后一个交易日当日结束后登记在册的全体股东，有权将其持有的全部无限售条件的流通股（合计不超过 167,040,000 股），在之后三十日内的任何一个交易日内，以每股 3.80 元（以下如无特别指出，货币单位均指人民币）的价格出售给湖北新冶钢有限公司。上述价格在公司实施现金分红、送股和公积金转增股本时作相应调整。

湖北新冶钢有限公司将在本次股权分置改革相关股东会议的股权登记日之前，在证券监管部门指定的银行帐户内存入全部履行承诺义务所需资金的 20%，即 126,950,400 元的资金作为保证金，并申请冻结至认沽权利有效期届满之日后。

湖北新冶钢有限公司将在本次股权分置改革相关股东会议的股权登记日之前，获得经深圳证券交易所认可的银行对湖北新冶钢有限公司全部履行承诺义务所需资金的 80%的不可撤销的连带责任担保并及时公告。

大冶特殊钢股份有限公司的其他非流通股东不安排对价，也不就其持有的非流通股获得对价。

股权分置改革方案实施后的首个交易日，公司所有非流通股股东持有的非流通股即获得上市流通权。

二、改革方案的追加对价安排：现金追送

自股权分置改革方案实施之日起三年内，湖北新冶钢有限公司将向股东大会提出向大冶特殊钢股份有限公司注入价值不低于 3 亿元，且按前一年度经审计的财务报表计算的净资产收益率不低于 10%的优质资产的提案(包括分次向股东大会提议）。如果未能履行上述承诺，则在三年期满之日，向除湖北新冶钢有限公司和中信泰富（中国）投资有限公司之外的其他全体股东以货币资金形式安排追加对价，追加对价的金额为该等股东每持有 1 股获得 0.053 元。按照目前的股本结构，上述追加对价安排的总额约为 1,000 万元。

三、非流通股股东的承诺事项

除法定承诺以及关于对价安排（包括追加对价安排）的承诺外，非流通股股东作出如下特别承诺。

（一）为原关联方经营性欠款提供担保

湖北新冶钢有限公司将积极敦促冶钢集团 170 无缝钢管有限公司和冶钢集团无缝钢管有限公司尽快偿还两者所欠大冶特殊钢股份有限公司合计 18,887.77 万元的债务，并将为该等债务提供不可撤销的连带责任保证。确保大冶特殊钢股份有限公司在本次股权分置改革相关股东会议的股权登记日之前收到上述欠款。

上述债务清偿后，大冶特殊钢股份有限公司的关联方（包括原关联方）经营性资金占用问题将得以全部解决。

（二）延长限售期

大冶特殊钢股份有限公司的 11 家非流通股东作出了高于法定最低限售期的承诺。具体如下：

股东名称	持股比例（%）	承诺的限售期
湖北新冶钢有限公司	29.95	36 个月
中信泰富（中国）投资有限公司	28.18	36 个月
东风汽车公司	1.78	18 个月
襄阳汽车轴承股份有限公司	0.76	24 个月
湖北正智资产管理有限公司	0.51	18 个月
中国第一拖拉机工程机械公司	0.51	18 个月
中国北车集团北京南口机车车辆机械厂	0.25	24 个月
无锡市宏裕百货商店	0.19	15 个月
上海宏成物业有限公司	0.07	24 个月
北内集团总公司	0.06	18 个月
无锡市国联投资管理咨询有限公司	0.04	24 个月
合计	62.30	

四、本次改革相关股东会议的日程安排

1. 相关股东会议的股权登记日：2006 年 1 月 3 日
2. 相关股东会议现场会议召开日：2006 年 1 月 12 日
3. 相关股东会议网络投票时间：2006 年 1 月 10 日至 1 月 12 日

五、本次改革相关证券停复牌安排

1. 本公司董事会将申请相关证券自 11 月 24 日起停牌，最晚于 12 月 5 日复牌，此段时期为股东沟通时期；
2. 本公司董事会将在 12 月 3 日之前（含此日）公告非流通股股东与流通股股东沟通协商的情况、协商确定的改革方案，并申请相关证券于公告后下一交易日复牌。

3. 如果本公司董事会未能在 12 月 3 日之前（含此日）公告协商确定的改革方案，本公司将刊登公告宣布取消本次相关股东会议，并申请公司相关证券于公告后下一交易日复牌。
4. 本公司董事会将申请自相关股东会议股权登记日的次一交易日起至改革规定程序结束之日公司相关证券停牌。

六、查询和沟通渠道

1. 热线电话：0714-6293836，6296210，6296211
2. 传真：0714-6296570
3. 电子信箱：dytg0708@163.com
4. 公司网站：www.dayesteel.com.cn
5. 深圳证券交易所网站：www.szse.com.cn

摘要正文

一、股权分置改革方案

（一）方案内容

新冶钢向持有大冶特钢流通股的股东作出一定的对价安排。其他非流通股股东不安排对价，也不就其持有的非流通股获得对价。股权分置改革方案实施后的首个交易日，公司所有非流通股股东持有的非流通股即获得上市流通权。

1. 对价安排形式

新冶钢承诺赋予流通股股东一项认沽权利：在本次股权分置改革方案实施之日起第十二个月最后一个交易日当日结束后登记在册的全体股东，有权将其持有的全部无限售条件的流通股（合计不超过167,040,000股），在之后三十日内的任何一个交易日内，以每股3.80元的价格出售给新冶钢。

在承诺有效期内，如遇大冶特钢派息、送股和转增股本的情形，上述承诺价格（即：3.80元/股）将按以下公式进行调整：

派息：$P1=P-D$；
送股或转增股本：$P1=P/(1+N)$；
送股或转增股本并同时派息：$P1=(P-D)/(1+N)$
P为承诺价格，P1为调整后的价格，D为每股派息（含税），N为送股率或转增率。

2. 追加对价安排

自股权分置改革方案实施之日起三年内，新冶钢将向股东大会提出向大冶特钢注入价值不低于3亿元，且按前一年度经审计的财务报表计算的净资产收益率不低于10%的优质资产的提案（包括分次向股东大会提议）。如果未能履行上述承诺，则在三年期满之日，向除新冶钢和中信投资之外的其他全体股东以货币资金形式安排追加对价，追加对价的金额为该等股东每持有1股获得0.053元。按照目前的股本结构，上述追加对价安排的总额约为1,000万元。

3. 执行对价安排情况表

执行对价安排的股东名称	执行对价安排前		本次执行数量		实际履行认沽权后	
	持股数量（股）	占总股本比例（%）	本次执行对价安排认沽权数量（份）	认沽权对应的现金金额（元）	持股数量（股）	占总股本比例（%）
新冶钢	134,620,000	29.95	167,040,000	634,752,000	301,660,000	67.13

4. 有限售条件的股份可上市流通预计时间表

股东名称	持股比例（%）	可上市流通时间	承诺的限售条件
湖北新冶钢有限公司	29.95	G 日+36 个月	
中信泰富（中国）投资有限公司	28.18	G 日+36 个月	
东风汽车公司	1.78	G 日+18 个月	
襄阳汽车轴承股份有限公司	0.76	G 日+24 个月	
湖北正智资产管理有限公司	0.51	G 日+18 个月	
中国第一拖拉机工程机械公司	0.51	G 日+18 个月	
湖北华乐投资有限公司	0.29	G 日+12 个月	
中国北车集团北京南口机车车辆机械厂	0.25	G 日+24 个月	
武汉石化石油液化气公司	0.25	G 日+12 个月	
无锡市宏裕百货商店	0.19	G 日+15 个月	
上海宏成物业有限公司	0.07	G 日+24 个月	
北内集团总公司	0.06	G 日+18 个月	
无锡市国联投资管理咨询有限公司	0.04	G 日+24 个月	
合计	62.83		

G 日：指方案实施后首个交易日

5. 改革方案实施后股份结构变动表

改革前			改革后		
	股份数量（股）	占总股本比例（%）		股份数量（股）	占总股本比例（%）
一、未上市流通股份合计	282,368,480	62.83	一、有限售条件的流通股合计	282,368,480	62.83
国家股	—	—	国家持股	—	—
国有法人股	—	—	国有法人持股	—	—
社会法人股	282,368,480	62.83	社会法人持股	282,368,480	62.83
募集法人股	—	—			
境外法人持股	—	—	境外法人持股	—	—
二、流通股份合计	167,040,000	37.17	二、无限售条件的流通股合计	167,040,000	37.17
A 股	167,040,000	37.17	A 股	167,040,000	37.17
B 股	—	—	B 股	—	—
H 股及其它	—	—	H 股及其它	—	—
三、股份总数	449,408,480	100.00	三、股份总数	449,408,480	100.00

（二）保荐机构对本次改革对价安排的分析意见

在股权分置的格局下，非流通股和流通股的价格形成机制不同，公司的整体价值可以视为由非流通股价值和流通股价值两部分组成，前者由非流通股所对应的公司净资产决定，后者则是流通总市值。

股权分置改革前后，公司的整体价值不应发生变化。遵照这一原则，我们对本次改革的对价安排进行了测算。

公司总价值=非流通股×每股净资产＋流通股×改革前股价

=282,368,480×1.953+167,040,000×3.14

=1,075,971,241.44

其中，每股净资产取 2004 年末经审计的每股净资产，改革前股价为 2005 年 10 月 28 日的 20 日均价。

改革后的理论股价=公司总价值/总股本

=1,075,971,241.44/449,408,480

=2.39

新冶钢的对价安排就其实质而言，是一项期限为 13 个月，行权价为 3.80 元的认沽权。从流通股股东的角度来看，12 个月后，流通股股东可以向新冶钢以 3.80 元的价格出售持有的全部股票，这一价格与改革前的股价相比有 21.02%的溢价水平，与改革后的理论股价相比有 59.00%的溢价水平，因此可以确保原流通股股东的权益。综上所述，保荐机构认为方案的对价水平是合理的。

二、非流通股股东作出的承诺及其保证措施安排

（一）非流通股股东作出的承诺

除法定承诺以及关于对价安排（包括追加对价安排）的承诺外，非流通股股东作出如下特别承诺。

1. 为原关联方经营性欠款提供担保

新冶钢将积极敦促冶钢集团 170 无缝钢管有限公司和冶钢集团无缝钢管有限公司尽快偿还两者所欠公司合计 18,887.77 万元的债务，并将为该等债务提供不可撤销的连带责任保证。确保公司在本次股权分置改革相关股东会议的股权登记日之前收到上述欠款。

上述债务清偿后，大冶特殊钢股份有限公司的关联方（包括原关联方）经营性资金占用问题将得以全部解决。

2. 延长限售期

公司的 11 家非流通股东作出了高于法定最低限售期的承诺。具体如下：

股东名称	持股比例（%）	承诺的限售期
湖北新冶钢有限公司	29.95	36 个月
中信泰富（中国）投资有限公司	28.18	36 个月
东风汽车公司	1.78	18 个月
襄阳汽车轴承股份有限公司	0.76	24 个月
湖北正智资产管理有限公司	0.51	18 个月
中国第一拖拉机工程机械公司	0.51	18 个月
中国北车集团北京南口机车车辆机械厂	0.25	24 个月
无锡市宏裕百货商店	0.19	15 个月
上海宏成物业有限公司	0.07	24 个月
北内集团总公司	0.06	18 个月
无锡市国联投资管理咨询有限公司	0.04	24 个月
合计	62.30	

（二）承诺事项的履约能力

1. 关于认沽权的履约能力

新冶钢将在本次股权分置改革相关股东会议的股权登记日之前，在深交所或登记结算机构指定的银行帐户内存入 126,950,400 元的资金作为履约保证金，并申请冻结至承诺有效期届满之日后。该笔资金的金额相当于全部履行承诺所需资金的 20%（167,040,000×3.80×20%=126,950,400）。

截至2005年9月30日，新冶钢总资产为341,950.52万元，净资产为237,293.78万元，2005 年 1－9 月的主营业务收入为 330,745.53 万元，净利润为 29,463.09 万元（上述财务数据未经审计）。因此，其经营情况良好，具有充分的履约能力。

此外，新冶钢将在本次股权分置改革相关股东会议的股权登记日之前，获得经交易所认可的银行对新冶钢全部履行承诺义务所需资金的 80%的不可撤销的连带责任担保并及时公告。

2. 关于提供担保的履约能力

按照冶钢集团 170 无缝钢管有限公司和冶钢集团无缝钢管有限公司就其所欠大冶特钢债务的偿债安排，两者已将其主要经营性资产出售与新冶钢，并将用出售所得之款项偿还上述债务。目前，新冶钢受让资产的价款尚未全部支付，其如果实际履行担保义务，可以通过从上述价款中扣除偿还债务对应的款项来行使追索权。因此，新冶钢具备对上述债务提供担保并实际履行担保义务的能力。

3. 关于延长限售期的履约能力

为履行关于限售期的承诺，公司已取得相关非流通股股东的授权，公司将根据授权向登记结算机构申请锁定有关股东持有的原非流通股，待限售期限届满后，再申请解除锁定。

4. 关于资产重组和追加对价的履约能力

新冶钢是中信泰富在中国大陆特钢制造领域的重要企业，根据其目前的资产状况和盈利能力，其具备对公司进行资产重组的能力以及在违反本承诺情况下执行追加对价的能力。需要说明的是，在新冶钢履行资产重组承诺的前提下，这一重组最终能否实现还取决于是否获得股东大会的批准，以及如果这一重组达到重大资产重组的标准或涉及发行新股等，是否获得中国证监会的核准。

（三）承诺事项的担保安排

新冶钢将在本次股权分置改革相关股东会议的股权登记日之前，获得经交易所认可的银行对新冶钢全部履行承诺义务所需资金的 80%的不可撤销的连带责任担保并及时公告。

4. 承诺事项的违约责任

新冶钢和中信投资保证，如有不履行或者不完全履行承诺的情形，将赔偿其他股东因此而遭受的损失。

5. 承诺人声明

为了保证承诺的有效履行，非流通股股东做出声明：本承诺人将忠实履行承诺，承担相应的法律责任；除非受让人同意并有能力承担承诺责任，本承诺人将不转让所持有的股份。

三、提出改革动议的非流通股股东的持股情况

提出改革动议的非流通股股东是新冶钢和中信投资，两者合计持有大冶特钢26,123.85 万股股份，占公司总股本的 58.13%，占非流通股股份总额的 92.52%，其持股情况如下表所示。两者所持有的股份不存在任何权属争议，也不存在被质押冻结等权利受到限制的情形。

股东名称	持股数量（万股）	持股比例（%）	股份性质
湖北新冶钢有限公司	13,462.00	29.95	法人股
中信泰富（中国）投资有限公司	12,661.85	28.18	法人股
合计	**26,123.85**	**58.13%**	

四、需要关注的风险与事项

公司特别提醒股东及投资者关注下列风险和事项。

（一）股价波动的风险

证券价格易受多种因素影响而具有不确定性，尤其是当认沽权有效期届满后，公司股票的价格有可能会跌破认沽权的执行价。

公司及非流通股股东将采取以下措施尽可能降低股价波动引致的风险：

首先，公司的 11 家非流通股东作出了高于法定最低限售期的承诺。，从而对稳定股价起到了一定的积极作用。

其次，公司和新冶钢均将致力于通过提高公司的盈利能力以及改善公司的财务状况来维持股价的稳定。

（二）改革方案未能通过的风险

公司股权分置改革方案需经参加相关股东会议表决的股东所持表决权的三分之二以上通过，并经参加相关股东会议表决的流通股股东所持表决权的三分之二以上通过，存在相关股东会议审议无法通过的风险。

公司将采用多种方式积极与流通股股东进行沟通协商，并根据沟通协商的结果对改革方案进行修改与完善，充分尊重流通股股东的合法权益。

（三）要约收购事项

新冶钢和其关联方—中信投资于 2004 年 12 月 20 日通过竞拍方式拍得公司原控股股东—冶钢集团有限公司持有的公司 17,461.85 万股股份，占公司总股本的 38.86%，因此触发了要约收购的义务。新冶钢已向中国证监会报送了要约收购报告书，并于 2005 年 8 月 30 日对要约收购报告书的摘要作了提示性公告。如果未来中国证监会对新冶钢报送的要约收购报告书无异议，则此项收购要约将正式生效。

由于要约收购的价格显著低于本次改革中新冶钢承诺的认沽价，公司认为，在一般情况下，多数股东不会接受要约，但是，如果出现多数股东，特别是流通股股东接受要约的情形，则其对本次改革可能产生的影响需要区分以下几种情形加以分析。

第一，要约收购的期限届满，公司的股权分布仍符合《公司法》规定的上市条件的，则此次收购只是使公司的股权结构发生一定程度的变化，而不会对新冶钢执行对价安排的能力产生不利影响。这是因为，首先，新冶钢作为安排对价的非流通股股东，日后不需要就自身所增持的流通股执行对价，因此实际上对价总量会因增持流通股而减少；其次，要约收购的价格低于对价安排中承诺的认沽价格，从而要约收购增持股份的资金金额小于对相应股份履行认沽义务所需要的资金金额。综上所述，要约收购并不会增加新冶钢额外的资金需求，从而也不会降低其执行对价的能力，因此这种情形并未增加流通股股东的风险。

第二，要约收购的期限届满，公司的股权分布不符合《公司法》规定的上市条件的，由于此次要约收购并不以终止公司股票上市交易为目的，因此新冶钢可以在要约期满 6 个月后的 1 个月内实施维持公司上市地位的方案。尽管如此，公司仍将面临潜在的终止上市的风险。一旦发生终止上市的情形，将导致新冶钢作出的对价安排日后无法实际履行。针对这一风险，公司认为，首先，正如前文所述，在本次改革方案推出后，出现多数股东接受要约的情形的可能性非常之小。其次，终止上市有违新冶钢此次收购的初衷，因此，新冶钢将制定并实施行之有效的维持公司上市地位的方案。

五、保荐机构和律师事务所的意见

保荐机构：光大证券股份有限公司

地址：上海市浦东南路 528 号上海证券大厦 14 层

法定代表人：王明权

保荐代表人：周皓

项目主办人：陈骥宁、张喜慧

电话：021-68816000

传真：021-68817530

律师事务所：北京市竞天公诚律师事务所

地址：北京市朝阳区朝阳门外大街 20 号联合大厦 15 楼

负责人：张宏久

经办律师：张宏久、吴杰江

电话：010-65882200

传真：010-65882211

（一）保荐意见结论

光大证券在其为本次股权分置改革出具的保荐意见书中发表的保荐意见结论为："在大冶特钢及其非流通股股东提供的有关资料及说明真实、准确、完整，以及相关承诺得以实现的前提下，本保荐机构认为，大冶特钢的股权分置改革方案及其对价安排公平合理，改革工作的内容和程序均符合相关法律、法规、规章和规范性文件的规定。为此，光大证券同意推荐大冶特钢进行股权分置改革工作。"

（二）律师意见结论

律师在其为本次股权分置改革出具的法律意见书中发表的律师意见结论为："综上所述，本所认为，本次股权分置改革的参与主体均具有合法的主体资格；与改革方案有关的法律事项符合中国法律、法规和规范性文件的规定；与改革方案有关的法律文件合法有效，且具有可执行性；本次股权分置改革的改革方案不存在违反中国法律、法规和规范性文件及公司章程规定的情况，拟订的改革方案的实施程序符合有关规范性文件的规定，其实施不存在法律障碍。但本次股权分置改革的改革方案尚需经相关股东会议审议通过并经中华人民共和国商务部的正式批准后方可实施。同时，大冶特钢须按照中国证监会及深交所的有关规定严格履行信息披露义务。"

大冶特殊钢股份有限公司
董事会

2005 年 12 月 2 日

****

完

香港， 二零零五年十二月二日

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

（於香港註冊成立的有限公司）

（股份代號：267）

此乃大冶特殊鋼股份有限公司登載於中華人民共和國深圳證券交易所網頁的股權分置改革說明書(修訂稿)。大冶特殊鋼股份有限公司為中信泰富有限公司的附屬公司。

证券代码：000708　　　　**证券简称：大冶特钢**

大冶特殊钢股份有限公司
股权分置改革说明书
（修订稿）

保荐机构：光大证券股份有限公司 Everbright Securities Co., Ltd.

二零零五年十二月

董事会声明

1. 本公司董事会根据非流通股股东的书面委托，编制股权分置改革说明书。
2. 本公司股权分置改革由公司 A 股市场非流通股股东与流通股股东之间协商，解决相互之间的利益平衡问题。中国证券监督管理委员会和深圳证券交易所对本次股权分置改革所作的任何决定或意见，均不表明其对本次股权分置改革方案及本公司股票的价值或者投资人的收益做出实质性判断或者保证。任何与之相反的声明均属虚假不实陈述。

特别提示

1. 证券价格具有不确定性，股价波动可能会对本公司流通股股东的利益造成影响。
2. 本公司股权分置改革方案需经参加相关股东会议表决的股东所持表决权的三分之二以上通过，并经参加相关股东会议表决的流通股股东所持表决权的三分之二以上通过。
3. 湖北新冶钢有限公司因触发要约收购义务，拟向大冶特殊钢股份有限公司的全体股东发出收购要约，已作了提示性公告。此次要约收购的要约有效期为 30 天，将安排在本次改革的相关股东会议召开前生效，相关股东会议有可能延期召开。

重要内容提示

一、改革方案要点：赋予流通股股东认沽权利

大冶特殊钢股份有限公司的第一大股东一湖北新冶钢有限公司承诺赋予流通股股东一项认沽权利：在本次股权分置改革方案实施之日起第十二个月最后一个交易日当日结束后登记在册的全体股东，有权将其持有的全部无限售条件的流通股（合计不超过167,040,000股），在之后三十日内的任何一个交易日内，以每股3.80元（以下如无特别指出，货币单位均指人民币）的价格出售给湖北新冶钢有限公司。上述价格在公司实施现金分红、送股和公积金转增股本时作相应调整。

湖北新冶钢有限公司将在本次股权分置改革相关股东会议的股权登记日之前，在证券监管部门指定的银行帐户内存入全部履行承诺义务所需资金的20%，即126,950,400元的资金作为保证金，并申请冻结至认沽权利有效期届满之日后。

湖北新冶钢有限公司将在本次股权分置改革相关股东会议的股权登记日之前，获得经深圳证券交易所认可的银行对湖北新冶钢有限公司全部履行承诺义务所需资金的80%的不可撤销的连带责任担保并及时公告。

大冶特殊钢股份有限公司的其他非流通股东不安排对价，也不就其持有的非流通股获得对价。

股权分置改革方案实施后的首个交易日，公司所有非流通股股东持有的非流通股即获得上市流通权。

二、改革方案的追加对价安排：现金追送

自股权分置改革方案实施之日起三年内，湖北新冶钢有限公司将向股东大会提出向大冶特殊钢股份有限公司注入价值不低于3亿元，且按前一年度经审计的财务报表计算的净资产收益率不低于10%的优质资产的提案（包括分次向股东大会提议）。如果未能履行上述承诺，则在三年期满之日，向除湖北新冶钢有限公司和中信泰富（中国）投资有限公司之外的其他全体股东以货币资金形式安排追加对价，追加对价的金额为该等股东每持有1股获得0.053元。按照目前的股本结构，上述追加对价安排的总额约为1,000万元。

三、非流通股股东的承诺事项

除法定承诺以及关于对价安排（包括追加对价安排）的承诺外，非流通股股东作出如下特别承诺。

（一）为原关联方经营性欠款提供担保

湖北新冶钢有限公司将积极敦促冶钢集团 170 无缝钢管有限公司和冶钢集团无缝钢管有限公司尽快偿还两者所欠大冶特殊钢股份有限公司合计 18,887.77 万元的债务，并将为该等债务提供不可撤销的连带责任保证。确保大冶特殊钢股份有限公司在本次股权分置改革相关股东会议的股权登记日之前收到上述欠款。

上述债务清偿后，大冶特殊钢股份有限公司的关联方（包括原关联方）经营性资金占用问题将得以全部解决。

（二）延长限售期

大冶特殊钢股份有限公司的 11 家非流通股东作出了高于法定最低限售期的承诺。具体如下：

股东名称	持股比例（%）	承诺的限售期
湖北新冶钢有限公司	29.95	36 个月
中信泰富（中国）投资有限公司	28.18	36 个月
东风汽车公司	1.78	18 个月
襄阳汽车轴承股份有限公司	0.76	24 个月
湖北正智资产管理有限公司	0.51	18 个月
中国第一拖拉机工程机械公司	0.51	18 个月
中国北车集团北京南口机车车辆机械厂	0.25	24 个月
无锡市宏裕百货商店	0.19	15 个月
上海宏成物业有限公司	0.07	24 个月
北内集团总公司	0.06	18 个月
无锡市国联投资管理咨询有限公司	0.04	24 个月
合计	62.30	

四、本次改革相关股东会议的日程安排

1. 相关股东会议的股权登记日：2006 年 1 月 3 日
2. 相关股东会议现场会议召开日：2006 年 1 月 12 日
3. 相关股东会议网络投票时间：2006 年 1 月 10 日至 1 月 12 日

五、本次改革相关证券停复牌安排

1. 本公司董事会将申请相关证券自 11 月 24 日起停牌，最晚于 12 月 5 日复牌，此段时期为股东沟通时期；
2. 本公司董事会将在 12 月 3 日之前（含此日）公告非流通股股东与流通股股东沟通协商的情况、协商确定的改革方案，并申请相关证券于公告后下一交易日复牌。

3. 如果本公司董事会未能在 12 月 3 日之前（含此日）公告协商确定的改革方案，本公司将刊登公告宣布取消本次相关股东会议，并申请公司相关证券于公告后下一交易日复牌。
4. 本公司董事会将申请自相关股东会议股权登记日的次一交易日起至改革规定程序结束之日公司相关证券停牌。

六、查询和沟通渠道

1. 热线电话：0714-6293836，6296210，6296211
2. 传真：0714-6296570
3. 电子信箱：dytg0708@163.com
4. 公司网站：www.dayesteel.com.cn
5. 深圳证券交易所网站：www.szse.com.cn

释义

在本股权分置改革说明书中，除非文意另有所指，下列词语具有如下含义：

公司、本公司、大冶特钢：	指大冶特殊钢股份有限公司；
新冶钢：	指湖北新冶钢有限公司，为公司的第一大股东；
中信投资：	指中信泰富（中国）投资有限公司，为公司的第二大股东；
中信泰富：	指中信泰富有限公司，为新冶钢和中信投资的实际控制人；
流通股股东：	指持有公司流通 A 股的股东；
非流通股股东：	指本次股权分置改革方案实施前，持有公司尚未在交易所流通交易股份的股东；
股权分置改革方案、改革方案：	指本说明书所载的股权分置改革方案；
相关股东会议：	指应非流通股股东书面委托，由公司董事会召集 A 股市场相关股东举行的审议股权分置改革方案的会议；
相关股东会议股权登记日：	指 2006 年 1 月 3 日，于该日收盘后登记在册的公司股东，将有权参加公司相关股东会议；
方案实施股权登记日：	指股权分置改革方案实施的股权登记日，在该日实施改革方案，具体日期按照与交易所、登记结算机构商定的时间安排，在改革方案实施公告中确定；
中国证监会：	指中国证券监督管理委员会；
深交所、交易所：	指深圳证券交易所；
登记结算机构：	指中国证券登记结算有限责任公司深圳分公司；
保荐机构、光大证券：	指光大证券股份有限公司；
律师：	指北京市竞天公诚律师事务所；
元：	指人民币元。

一、公司基本情况简介

（一）基本情况

法定名称： 大冶特殊钢股份有限公司
英文名称： DAYE SPECIAL STEEL CO.,LTD
法定代表人： 曾重清
股票上市地： 深圳证券交易所
登记结算机构： 中国证券登记结算有限责任公司深圳分公司
股票简称/代码： 大冶特钢 / 000708
成立时间： 1993 年 5 月 18 日
注册地址： 黄石市黄石大道 316 号
办公地址： 黄石市黄石大道 316 号
邮政编码： 435001
联系电话/传真： 0714-6293836，6296210，6296211/ 0714-6296570
公司网址： www.dayesteel.com.cn
电子信箱： dytg0708@163.com
经营范围： 钢铁冶炼、钢材轧制、金属改制、压延加工、钢铁材料检测。

（二）简要财务信息

1. 主要会计数据

单位：万元

	2005-6-30	2004-12-31	2003-12-31	2002-12-31
资产合计	365,236.78	406,276.99	327,177.52	279,471.78
负债合计	274,016.23	318,527.21	249,919.79	199,386.97
股东权益合计	91,220.55	87,749.78	77,257,73	80,084.81
	2005 年 1-6 月	**2004 年度**	**2003 年度**	**2002 年度**
主营业务收入	228,589.34	381,009.91	214,985.12	173,519.80
主营业务利润	10,973.96	23,361.36	14,613.60	21,951.75
营业利润	3,446.69	5,807.38	-1,453.35	-19,763.28
利润总额	3,315.07	2,701.46	-2,883.03	-23,961.44
净利润	3,315.07	2,701.46	-4,271.91	-26,193.26
经营活动产生的现金流量净额	26,369.10	-34,363.44	75,750.49	26,017.95
投资活动产生的现金流量净额	-144.26	-34,726.85	-34,446.23	-8,516.86
筹资活动产生的现金流量净额	-26,682.43	53,618.67	-20,264.71	-15,749.19
现金及现金等价物净增加额	-457.59	-15,471.61	21,020.89	1,751.90

说明：2005 年的中期财务报告未经审计。

2. 主要财务指标

	2005-6-30	2004-12-31	2003-12-31	2002-12-31
资产负债率（%）	75.02	78.40	76.39	71.34
调整后的每股净资产（元/股）	2.01	1.934	1.616	1.580
	2005年1-6月	2004年度	2003年度	2002年度
每股收益（元/股）	0.07	0.06	-0.095	-0.583
扣除非经常性损益后的加权平均净资产收益率（%）	3.85	6.89	-6.49	-26.13

说明：2005年的中期财务报告未经审计。

（三）利润分配情况

公司上市以来利润分配方案及实施情况如下表所示：

分红年度	分红方案	股权登记日	除权除息日
2001年度	每10股派0.12元（税后）	2002-06-20	2002-06-21
1996年度	每10股送3股转增2股	1997-08-14	1997-08-15

（四）历次融资情况

1997年3月14日，经中国证监会证监发字（1997）46号文核准，公司首次公开发行股票。发行股数为7,000万股，发行价格为每股8.70元，共募集资金59,570万元。

1998年6月22日，经湖北省证券监督管理委员会鄂证监函〔1998〕11号文和中国证监会证监上字〔1998〕49号文核准，公司以1997年底总股本41,884.2万股为基数，以每10股配2股的比例向全体股东配售，每股配售价格5.00元，其中，国家股股东以经营性资产作价认购272.65万股，法人股股东全部弃权，社会公众股和内部职工股股东以现金分别认购2,100万股和684万股。本次配股共募集资金14,793.74万元，其中实物资产1,363.24万元，现金13,430.50万元。

（五）股本结构

截止2005年10月31日，公司的股本结构如下：

股份类别	数量（股）	比例（%）
一、尚未流通股份	282,368,480	62.83
法人股	282,368,480	62.83
二、已流通股份	167,040,000	37.17
股份总额	**449,408,480**	**100.00**

二、股本结构的形成及历次变动情况

（一）设立时的股本及股权结构

1993年4月，经湖北省体改委鄂改[1993]178号文批准，由大冶钢厂作为主要发起人，联合东风汽车公司、襄阳汽车轴承股份有限公司共同发起，以定向募集方式设立了公司。公司设立时的总股本为27,530万股，股权结构如下表所示。

股份种类	股份数量（万股）	股份比例（%）
国家股	22,530.00	81.84
法人股	2,000.00	7.26
内部职工股	3,000.00	10.90
合计	**27,530.00**	**100.00**

（二）历次股本变化情况

1. 缩股

为适应公司上市的要求，经1996年12月28日公司临时股东大会通过，对全体股东所持股份按1:0.76同比例缩股。缩股后，公司总股本为20,922.80万股，股权结构如下表所示。

股份种类	股份数量（万股）	股份比例（%）
国家股	17,122.80	81.84
法人股	1,520.00	7.26
内部职工股	2,280.00	10.90
合计	20,922.80	**100.00**

2. 首次公开发行股票

1997年3月14日，公司首次公开发行股票（详见“一、公司基本情况简介中的（四）历次融资情况”）。首次公开发行股票后，公司的总股本为27,922.80万股，股权结构如下表所示。

股份种类	股份数量（万股）	股份比例（%）
一、尚未流通股份	20,922.80	74.93
其中：国家股	17,122.80	61.32
法人股	1,520.00	5.44
内部职工股	2,280.00	8.17
二、已流通股份	7,000.00	25.07
合计	**27,922.80**	**100.00**

3. 送股和转增股本

1997年8月15日，根据公司1996年度股东大会通过的利润分配及转增股本决议，公司向全体股东每10股派送红股3股，另以资本公积金每10股转增2股。送股和转增股本后，公司的总股本为41,884.20万股，股权结构如下表所示。

股份种类	股份数量（万股）	股份比例（%）
一、尚未流通股份	31,384.20	74.93
其中：国家股	25,684.20	61.32
法人股	2,280.00	5.44
内部职工股	3,420.00	8.17
二、已流通股份	10,500.00	25.07
合计	**41,884.20**	**100.00**

4. 配股

1998年6月22日，公司实施了配股（详见“一、公司基本情况简介中的（四）历次融资情况”）。配股后，公司的总股本为44,940.84万股，股权结构如下表所示。

股份种类	股份数量（万股）	股份比例（%）
一、尚未流通股份	32,340.85	
其中：国家股	25,956.85	57.76
法人股	2,280.00	5.07
内部职工股	4,104.00	9.13
二、已流通股份	12,600.00	28.04
合计	**44,940.85**	**100.00**

5. 内部职工股上市交易

2000年3月16日，公司内部职工股4,104万股上市流通，其中高级管理人员持有的55,544股按有关规定被冻结。

（三）目前的股权结构

截止 2005 年 10 月 31 日，公司的股本结构如下：

股份种类	股份数量（股）	股份比例（%）
一、尚未流通股份	282,368,480	62.83
法人股	282,368,480	62.83
二、已流通股份	167,040,000	37.17
合计	**449,408,480**	**100.00**

三、非流通股股东及其持股情况

（一）控股股东及实际控制人

公司的控股股东是新冶钢，实际控制人是中信泰富。

1. 新冶钢的基本情况

企业名称：	湖北新冶钢有限公司
注册地址：	中国湖北省黄石市黄石大道 316 号
办公地址：	中国湖北省黄石市黄石大道 316 号
法定代表人：	李松兴
注册资本：	24,183 万美元
企业类型及经济性质：	中外合资经营
经营范围：	生产销售黑色、有色金属材料和相应的工业辅助材料及承接来料加工业务；钢铁冶炼、金属压延加工、钢坯、钢锭、钢材、钢管、球墨铸铁管及管件、焦炭、金属制品制造、机械及仪表电器制造和修理、化工产品（不含危险品和限制类产品）制造和供应。

截至 2005 年 9 月 30 日，新冶钢总资产为 341,950.52 万元，净资产为 237,293.78 万元，2005 年 1－9 月实现主营业务收入 330,745.53 万元，实现净利润 29,463.09 万元（上述财务数据未经审计）。

截至 2005 年 9 月 30 日，新冶钢为大冶特钢提供担保金额合计 129,133 万元，大冶特钢没有对新冶钢提供任何担保。新冶钢与大冶特钢之间不存在互相占用资金的情况。

2. 中信泰富的基本情况

企业名称：	中信泰富有限公司
注册地址：	中国香港中环添美道一号中信大厦三十二楼
办公地址：	中国香港中环添美道一号中信大厦三十二楼
主席：	荣智健
已发行股本：	8.77 亿港元
主营业务：	侧重于在中国大陆和香港两地的基础建设业务，包括发电、航空、基础设施及信息业。另外，亦从事特钢制造、物业投资及发展和汽车及消费品的批发及分销。

截至2005年6月30日，中信泰富的总资产为639.69亿港元，净资产为398.94亿港元，2005年1－6月实现主营业务收入136.37亿港元，实现净利润29.33亿港元。

截至2005年9月30日，大冶特钢没有为中信泰富提供任何担保，相互之间也没有占用资金的情况。

3. 中信泰富与新冶钢及中信投资之间的关系

公司第一、第二大股东－新冶钢和中信投资均为中信泰富实际控制，是同一实际控制人所控制的关联企业，其股权及控制关系如下图所示：


中信泰富有限公司
100%
GOLDEN CREST COMPANY LTD.
100%
100%
SILVER ASCOT HOLDINGS LTD.
宝泰有限公司
100%
盈联有限公司
100%
95%
湖北新冶钢有限公司
中信泰富（中国）投资有限公司
29.95%
28.18%
大冶特殊钢股份有限公司

（二）提出改革动议的非流通股股东的持股情况

提出改革动议的非流通股股东是新冶钢和中信投资，两者合计持有大冶特钢26,123.85万股股份，占公司总股本的58.13%，占非流通股股份总额的92.52%。两者所持有的股份不存在任何权属争议，也不存在被质押冻结等权利受到限制的情形。

（三）非流通股股东持股情况

截至本说明书签署之日，大冶特钢共有13名非流通股股东，其持股情况如下表所示。

股东名称	持股数量（万股）	持股比例（%）	股份性质
湖北新冶钢有限公司	13,462.00	29.95	法人股
中信泰富（中国）投资有限公司	12,661.85	28.18	法人股
东风汽车公司	798.00	1.78	法人股
襄阳汽车轴承股份有限公司	342.00	0.76	法人股
湖北正智资产管理有限公司	228.00	0.51	法人股
中国第一拖拉机工程机械公司	228.00	0.51	法人股
湖北华乐投资有限公司	130.00	0.29	法人股
中国北车集团北京南口机车车辆机械厂	114.00	0.25	法人股
武汉石化石油液化气公司	114.00	0.25	法人股
无锡市宏裕百货商店	84.00	0.19	法人股
上海宏成物业有限公司	30.00	0.07	法人股
北内集团总公司	27.00	0.06	法人股
无锡市国联投资管理咨询有限公司	18.00	0.04	法人股
合计	28,236.85	62.83	

除新冶钢和中信投资之间的关联关系外，公司未知其他非流通股股东之间是否存在关联关系。

（四）主要关联方前六个月内买卖流通股股份的情况

根据相关各方的自查及声明，新冶钢和中信投资在公司董事会公告改革说明书前两日未持有公司的流通股股份，在之前6个月内亦未买卖公司的流通股股份。

四、股权分置改革方案

（一）方案内容

新冶钢向持有大冶特钢流通股的股东作出一定的对价安排。其他非流通股股东不安排对价，也不就其持有的非流通股获得对价。股权分置改革方案实施后的首个交易日，公司所有非流通股股东持有的非流通股即获得上市流通权。

1. 对价安排形式

新冶钢承诺赋予流通股股东一项认沽权利：在本次股权分置改革方案实施之日起第十二个月最后一个交易日当日结束后登记在册的全体股东，有权将其持有的全部无限售条件的流通股（合计不超过167,040,000股），在之后三十日内的任何一个交易日内，以每股3.80元的价格出售给新冶钢。

在承诺有效期内，如遇大冶特钢派息、送股和转增股本的情形，上述承诺价格（即：3.80元/股）将按以下公式进行调整：

派息：P1=P-D；

送股或转增股本：P1=P/(1+N)；

送股或转增股本并同时派息：P1=(P-D)/(1+N)

P为承诺价格，P1为调整后的价格，D为每股派息（含税），N为送股率或转增率。

2. 追加对价安排

自股权分置改革方案实施之日起三年内，新冶钢将向股东大会提出向大冶特钢注入价值不低于3亿元，且按前一年度经审计的财务报表计算的净资产收益率不低于10%的优质资产的提案（包括分次向股东大会提议）。如果未能履行上述承诺，则在三年期满之日，向除新冶钢和中信投资之外的其他全体股东以货币资金形式安排追加对价，追加对价的金额为该等股东每持有1股获得0.053元。按照目前的股本结构，上述追加对价安排的总额约为1,000万元。

3. 执行对价安排情况表

执行对价安排的股东名称	执行对价安排前		本次执行数量		实际履行认沽权后	
	持股数量（股）	占总股本比例（%）	本次执行对价安排认沽权数量（份）	认沽权对应的现金金额（元）	持股数量（股）	占总股本比例（%）
新冶钢	134,620,000	29.95	167,040,000	634,752,000	301,660,000	67.13

4. 有限售条件的股份可上市流通预计时间表

股东名称	持股比例（%）	可上市流通时间	承诺的限售条件
湖北新冶钢有限公司	29.95	G 日+36 个月	
中信泰富（中国）投资有限公司	28.18	G 日+36 个月	
东风汽车公司	1.78	G 日+18 个月	
襄阳汽车轴承股份有限公司	0.76	G 日+24 个月	
湖北正智资产管理有限公司	0.51	G 日+18 个月	
中国第一拖拉机工程机械公司	0.51	G 日+18 个月	
湖北华乐投资有限公司	0.29	G 日+12 个月	
中国北车集团北京南口机车车辆机械厂	0.25	G 日+24 个月	
武汉石化石油液化气公司	0.25	G 日+12 个月	
无锡市宏裕百货商店	0.19	G 日+15 个月	
上海宏成物业有限公司	0.07	G 日+24 个月	
北内集团总公司	0.06	G 日+18 个月	
无锡市国联投资管理咨询有限公司	0.04	G 日+24 个月	
合计	62.83		

G 日：指方案实施后首个交易日

5. 改革方案实施后股份结构变动表

改革前			改革后		
	股份数量（股）	占总股本比例（%）		股份数量（股）	占总股本比例（%）
一、未上市流通股份合计	282,368,480	62.83	一、有限售条件的流通股合计	282,368,480	62.83
国家股	—	—	国家持股	—	—
国有法人股	—	—	国有法人持股	—	—
社会法人股	282,368,480	62.83	社会法人持股	282,368,480	62.83
募集法人股	—	—			
境外法人持股	—	—	境外法人持股	—	—
二、流通股份合计	167,040,000	37.17	二、无限售条件的流通股合计	167,040,000	37.17
A 股	167,040,000	37.17	A 股	167,040,000	37.17
B 股	—	—	B 股	—	—
H 股及其它	—	—	H 股及其它	—	—
三、股份总数	449,408,480	100.00	三、股份总数	449,408,480	100.00

（二）保荐机构对本次改革对价安排的分析意见

在股权分置的格局下，非流通股和流通股的价格形成机制不同，公司的整体价值可以视为由非流通股价值和流通股价值两部分组成，前者由非流通股所对应的公司净资产决定，后者则是流通总市值。

股权分置改革前后，公司的整体价值不应发生变化。遵照这一原则，我们对本次改革的对价安排进行了测算。

公司总价值=非流通股×每股净资产+流通股×改革前股价
=282,368,480×1.953+167,040,000×3.14
=1,075,971,241.44

其中，每股净资产取 2004 年末经审计的每股净资产，改革前股价为 2005 年 10 月 28 日的 20 日均价。

改革后的理论股价=公司总价值/总股本
=1,075,971,241.44/449,408,480
=2.39

新冶钢的对价安排就其实质而言，是一项期限为 13 个月，行权价为 3.80 元的认沽权。从流通股股东的角度来看，12 个月后，流通股股东可以向新冶钢以 3.80 元的价格出售持有的全部股票，这一价格与改革前的股价相比有 21.02%的溢价水平，与改革后的理论股价相比有 59.00%的溢价水平，因此可以确保原流通股股东的权益。综上所述，保荐机构认为方案的对价水平是合理的。

（三）非流通股股东作出的承诺及其保证措施安排

1. **非流通股股东作出的承诺**

除法定承诺以及关于对价安排（包括追加对价安排）的承诺外，非流通股股东作出如下特别承诺。

（1）为原关联方经营性欠款提供担保

新冶钢将积极敦促冶钢集团 170 无缝钢管有限公司和冶钢集团无缝钢管有限公司尽快偿还两者所欠公司合计 18,887.77 万元的债务，并将为该等债务提供不可撤销的连带责任保证。确保公司在本次股权分置改革相关股东会议的股权登记日之前收到上述欠款。

上述债务清偿后，大冶特殊钢股份有限公司的关联方（包括原关联方）经营性资金占用问题将得以全部解决。

（2）延长限售期

公司的 11 家非流通股东作出了高于法定最低限售期的承诺。具体如下：

股东名称	持股比例（%）	承诺的限售期
湖北新冶钢有限公司	29.95	36 个月
中信泰富（中国）投资有限公司	28.18	36 个月
东风汽车公司	1.78	18 个月
襄阳汽车轴承股份有限公司	0.76	24 个月
湖北正智资产管理有限公司	0.51	18 个月
中国第一拖拉机工程机械公司	0.51	18 个月
中国北车集团北京南口机车车辆机械厂	0.25	24 个月
无锡市宏裕百货商店	0.19	15 个月
上海宏成物业有限公司	0.07	24 个月
北内集团总公司	0.06	18 个月
无锡市国联投资管理咨询有限公司	0.04	24 个月
合计	62.30	

2. 承诺事项的履约能力

（1）关于认沽权的履约能力

新冶钢将在本次股权分置改革相关股东会议的股权登记日之前，在深交所或登记结算机构指定的银行帐户内存入 126,950,400 元的资金作为履约保证金，并申请冻结至承诺有效期届满之日后。该笔资金的金额相当于全部履行承诺所需资金的 20%（167,040,000×3.80×20%=126,950,400）。

截至 2005 年 9 月 30 日，新冶钢总资产为 341,950.52 万元，净资产为 237,293.78 万元，2005 年 1－9 月的主营业务收入为 330,745.53 万元，净利润为 29,463.09 万元（上述财务数据未经审计）。因此，其经营情况良好，具有充分的履约能力。

此外，新冶钢将在本次股权分置改革相关股东会议的股权登记日之前，获得经交易所认可的银行对新冶钢全部履行承诺义务所需资金的 80%的不可撤销的连带责任担保并及时公告。

（2）关于提供担保的履约能力

按照冶钢集团 170 无缝钢管有限公司和冶钢集团无缝钢管有限公司就其所欠大冶特钢债务的偿债安排，两者已将其主要经营性资产出售与新冶钢，并将用出售所得之款项偿还上述债务。目前，新冶钢受让资产的价款尚未全部支付，其如果实际履行担保义务，可以通过从上述价款中扣除偿还债务对应的款项来行使追索权。因此，新冶钢具备对上述债务提供担保并实际履行担保义务的能力。

（3）关于延长限售期的履约能力

为履行关于限售期的承诺，公司已取得相关非流通股股东的授权，公司将根据授权向登记结算机构申请锁定有关股东持有的原非流通股，待限售期限届满后，再申请解除锁定。

（4）关于资产重组和追加对价的履约能力

新冶钢是中信泰富在中国大陆特钢制造领域的重要企业，根据其目前的资产状况和盈利能力，其具备对公司进行资产重组的能力以及在违反本承诺情况下执行追加对价的能力。需要说明的是，在新冶钢履行资产重组承诺的前提下，这一重组最终能否实现还取决于是否获得股东大会的批准，以及如果这一重组达到重大资产重组的标准或涉及发行新股等，是否获得中国证监会的核准。

3. 承诺事项的担保安排

新冶钢将在本次股权分置改革相关股东会议的股权登记日之前，获得经交易所认可的银行对新冶钢全部履行承诺义务所需资金的 80%的不可撤销的连带责任担保并及时公告。

4. 承诺事项的违约责任

新冶钢和中信投资保证，如有不履行或者不完全履行承诺的情形，将赔偿其他股东因此而遭受的损失。

5. 承诺人声明

为了保证承诺的有效履行，非流通股股东做出声明：本承诺人将忠实履行承诺，承担相应的法律责任；除非受让人同意并有能力承担承诺责任，本承诺人将不转让所持有的股份。

五、对公司治理的影响

（一）公司董事会意见

公司董事会认为：历史原因形成的股权分置问题导致公司产生了同股不同权、同股不同利等现象，造成了不同类别股东权利和责任的不对等，带来了非流通股股东和流通股股东的利益矛盾。本次股权分置改革实施后，将优化公司的股权结构，完善公司的治理结构，有效保护股东的合法权益，最大程度地调动全体股东维护公司利益的积极性，为公司进一步快速发展奠定良好的制度基础，形成公司多层次的外部监督和约束机制。

（二）独立董事的独立意见

公司独立董事就公司股权分置改革方案发表独立意见如下：

本次公司进行股权分置改革工作，符合资本市场改革方向和《关于推进资本市场改革开放和稳定发展的若干意见》、《关于上市公司股权分置改革的指导意见》、《上市公司股权分置改革管理办法》的精神，体现了公平、公正、公开的“三公”原则，能够解决公司股权分置这一历史遗留问题，将形成公司治理的共同利益基础，有利于完善公司治理结构，有利于公司长远发展。

公司的股权分置改革方案内容合法有效，公平合理，兼顾了非流通股股东和流通股股东等各方权益。该方案的顺利实施将彻底解决公司的股权分置问题，使流通股股东和非流通股股东的利益趋于一致，有利于规范上市公司运作，有利于维护市场稳定，符合全体股东和公司的利益。

非流通股股东及公司在方案实施过程中拟采取的保护流通股股东利益的各项措施符合有关法律、法规和规范性文件的规定，能够有效保障流通股股东的利益。

我们同意公司股权分置改革方案。

六、需要关注的风险与事项

公司特别提醒股东及投资者关注下列风险和事项。

（一）股价波动的风险

证券价格易受多种因素影响而具有不确定性，尤其是当认沽权有效期届满后，公司股票的价格有可能会跌破认沽权的执行价。

公司及非流通股股东将采取以下措施尽可能降低股价波动引致的风险：

首先，公司的 11 家非流通股东作出了高于法定最低限售期的承诺。，从而对稳定股价起到了一定的积极作用。

其次，公司和新冶钢均将致力于通过提高公司的盈利能力以及改善公司的财务状况来维持股价的稳定。

（二）改革方案未能通过的风险

公司股权分置改革方案需经参加相关股东会议表决的股东所持表决权的三分之二以上通过，并经参加相关股东会议表决的流通股股东所持表决权的三分之二以上通过，存在相关股东会议审议无法通过的风险。

公司将采用多种方式积极与流通股股东进行沟通协商，并根据沟通协商的结果对改革方案进行修改与完善，充分尊重流通股股东的合法权益。

（三）要约收购事项

新冶钢和其关联方—中信投资于 2004 年 12 月 20 日通过竞拍方式拍得公司原控股股东—冶钢集团有限公司持有的公司 17,461.85 万股股份，占公司总股本的 38.86%，因此触发了要约收购的义务。新冶钢已向中国证监会报送了要约收购报告书，并于 2005 年 8 月 30 日对要约收购报告书的摘要作了提示性公告。如果未来中国证监会对新冶钢报送的要约收购报告书无异议，则此项收购要约将正式生效。

由于要约收购的价格显著低于本次改革中新冶钢承诺的认沽价，公司认为，在一般情况下，多数股东不会接受要约，但是，如果出现多数股东，特别是流通股股东接受要约的情形，则其对本次改革可能产生的影响需要区分以下几种情形加以分析。

第一，要约收购的期限届满，公司的股权分布仍符合《公司法》规定的上市条件的，则此次收购只是使公司的股权结构发生一定程度的变化，而不会对新冶钢执行对价安排的能力产生不利影响。这是因为，首先，新冶钢作为安排对价的非流通股股东，日后不需要就自身所增持的流通股执行对价，因此实际上对价总量会因增持流通股而减少；其次，要约收购的价格低于对价安排中承诺的认沽价格，从而要约收购增持股份的资金金额小于对相应股份履行认沽义务所需要的资金金额。综上所述，要约收购并不会增加新冶钢额外的资金需求，从而也不会降低其执行对价的能力，因此这种情形并未增加流通股股东的风险。

第二，要约收购的期限届满，公司的股权分布不符合《公司法》规定的上市条件的，由于此次要约收购并不以终止公司股票上市交易为目的，因此新冶钢可以在要约期满 6 个月后的 1 个月内实施维持公司上市地位的方案。尽管如此，公司仍将面临潜在的终止上市的风险。一旦发生终止上市的情形，将导致新冶钢作出的对价安排日后无法实际履行。针对这一风险，公司认为，首先，正如前文所述，在本次改革方案推出后，出现多数股东接受要约的情形的可能性非常之小。其次，终止上市有违新冶钢此次收购的初衷，因此，新冶钢将制定并实施行之有效的维持公司上市地位的方案。

七、保荐机构和律师事务所的意见及其持股情况

（一）聘请保荐机构与律师事务所

保荐机构：光大证券股份有限公司
地址：上海市浦东南路 528 号上海证券大厦 14 层
法定代表人：王明权
保荐代表人：周皓
项目主办人：陈骥宁、张喜慧
电话：021-68816000
传真：021-68817530

律师事务所：北京市竞天公诚律师事务所
地址：北京市朝阳区朝阳门外大街 20 号联合大厦 15 楼
负责人：张宏久
经办律师：张宏久、吴杰江
电话：010-65882200
传真：010-65882211

（二）保荐机构保荐意见以及持股情况

1. 保荐意见结论

光大证券在其为本次股权分置改革出具的保荐意见书中发表的保荐意见结论为："在大冶特钢及其非流通股股东提供的有关资料及说明真实、准确、完整，以及相关承诺得以实现的前提下，本保荐机构认为，大冶特钢的股权分置改革方案及其对价安排公平合理，改革工作的内容和程序均符合相关法律、法规、规章和规范性文件的规定。为此，光大证券同意推荐大冶特钢进行股权分置改革工作。"

2. 保荐机构持股情况说明

根据光大证券的自查及声明，光大证券在公司董事会公告改革说明书前两日未持有公司的流通股股份，在之前6个月内亦未买卖公司的流通股股份。

（三）律师意见及持股情况

1. 律师意见结论

律师在其为本次股权分置改革出具的法律意见书中发表的律师意见结论为："综上所述，本所认为，本次股权分置改革的参与主体均具有合法的主体资格；与改革方案有关的法律事项符合中国法律、法规和规范性文件的规定；与改革方案有关的法律文件合法有效，且具有可执行性；本次股权分置改革的改革方案不存在违反中国法律、法规和规范性文件及公司章程规定的情况，拟订的改革方案的实施程序符合有关规范性文件的规定，其实施不存在法律障碍。但本次股权分置改革的改革方案尚需经相关股东会议审议后方可实施。同时，大冶特钢须按照中国证监会及深交所的有关规定严格履行信息披露义务。"

2. 律师持股情况

根据律师的自查及声明，律师在公司董事会公告改革说明书前两日未持有公司的流通股股份，在之前6个月内亦未买卖公司的流通股股份。

八、备查文件

1. 湖北新冶钢有限公司 大冶特殊钢股份有限公司 光大证券股份有限公司 股权分置改革保荐与财务顾问协议
2. 湖北新冶钢有限公司 中信泰富（中国）投资有限公司关于大冶特殊钢股份有限公司股权分置改革的提案
3. 非流通股股东的承诺函
4. 大冶特殊钢股份有限公司股权分置改革之保荐意见书
5. 关于大冶特殊钢股份有限公司股权分置改革的法律意见书
6. 大冶特殊钢股份有限公司股权分置改革保密协议
7. 大冶特殊钢股份有限公司独立董事意见函

大冶特殊钢股份有限公司
董事会

2005 年 12 月 2 日

****

完

香港， 二零零五年十二月二日

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

（於香港註冊成立的有限公司）
（股份代號：267）

此乃大冶特殊鋼股份有限公司登載於中華人民共和國深圳證券交易所網頁的股權分置改革事宜的補充法律意見書。大冶特殊鋼股份有限公司為中信泰富有限公司的附屬公司。

关于大冶特殊钢股份有限公司

股权分置改革事宜的补充法律意见书

北京市竞天公诚律师事务所

竞天公诚律师事务所
JINGTIAN & GONGCHENG
ATTORNEYS AT LAW

北京市朝阳区朝阳门外大街 20 号联合大厦 15 层　邮政编码 100020
电话: (86-10) 6588 2200　传真: (86-10) 6588 2211

关于大冶特殊钢股份有限公司
股权分置改革事宜的补充法律意见书

大冶特殊钢股份有限公司：

北京市竞天公诚律师事务所（“本所”）受贵公司（“大冶特钢” 或 “公司”）委托，担任大冶特钢股权分置改革（“本次股权分置改革”）事宜的专项法律顾问。本所根据《中华人民共和国公司法》（“公司法”）、《中华人民共和国证券法》（“证券法”）、《股票发行与交易管理暂行条例》、《国务院关于推进资本市场改革开放和稳定发展的若干意见》、《上市公司股权分置改革管理办法》（“管理办法”）、《关于上市公司股权分置改革的指导意见》（“指导意见”）、《商务部、证监会关于上市公司股权分置改革涉及外资管理有关问题的通知》以及中国证券监督管理委员会（“中国证监会”）、深圳证券交易所（“深交所”）的其他有关规定及本所与大冶特钢签署的法律顾问委托协议，于 2005 年 11 月 23 日出具了《关于大冶特殊钢股份有限公司股权分置改革事宜的法律意见书》（以下简称《法律意见书》）。

自 2005 年 11 月 24 日公司公告本次股权分置改革方案以来，在公司董事会的协助下，参与公司本次股改的非流通股股东通过热线电话、走访投资者等多种形式与公司流通股股东进行了沟通。

根据各方沟通协商的结果，公司董事会受托对本次股改方案的部分内容进行了修改。本所律师依据有关法律、法规和规范性文件的规定，对公司本次股改方案的修改出具本补充法律意见书。除修改部分外，本所律师对公司本次股改的其他法律问题之意见和结论仍适用《法律意见书》的相关表述。

《法律意见书》中有关本所的声明适用于本补充法律意见书。

本所律师根据中国现行有效的法律、法规及规范性文件的要求，按照中国律师行业公认的业务标准、道德规范和勤勉尽责精神，出具补充法律意见如下：

一、公司本次股权分置改革方案的修改内容

经核查，公司本次股改方案的修改，主要是对认沽权的价格作了调整，并据此调整了股改说明书的相关内容。

主要的修改内容如下：

原方案为："新冶钢承诺赋予流通股股东一项认沽权利：在本次股权分置改革方案实施之日起第十二个月最后一个交易日当日结束后登记在册的全体股东，有权将其持有的全部无限售条件的流通股（合计不超过167,040,000股），在之后三十日内的任何一个交易日内，以每股3.70元的价格出售给新冶钢"。

现调整为："新冶钢承诺赋予流通股股东一项认沽权利：在本次股权分置改革方案实施之日起第十二个月最后一个交易日当日结束后登记在册的全体股东，有权将其持有的全部无限售条件的流通股（合计不超过167,040,000股），在之后三十日内的任何一个交易日内，以每股3.80元的价格出售给新冶钢"。

经核查，本所律师认为，公司本次股权分置改革方案的修改内容符合《管理办法》、《指导意见》等相关法律法规和规范性文件的规定。

二、关于公司本次股权分置改革方案修改的程序

经核查，公司本次股权分置改革方案的修改已经履行了以下程序：

1、公司董事会根据参与本次股改的公司非流通股股东的要求制作了《大冶特殊钢股份分置改革说明书（修订稿）》及其摘要。

2、公司全体独立董事对公司本次股权分置改革方案的修改出具了独立意见。

3、保荐机构光大证券股份有限公司就本次股权分置改革方案的修改出具了补充保荐意见。

本所律师认为，公司本次股权分置改革方案的修改在目前阶段已经履行了必要的法律程序并取得了有关各方必要的授权和批准，符合《管理办法》、《指导意

见》及其他相关法律法规和规范性文件的规定。经公司公告后尚需提交公司相关股东会议审议。

三、结论意见

综上，本所律师认为，公司本次股权分置改革方案的修改内容和修改程序符合《管理办法》、《指导意见》等相关法律法规和规范性文件的规定。经修改后的公司本次股权分置改革方案应经相关股东会议批准后实施。

本补充法律意见书正本一式八份。本补充法律意见书经本所经办律师签字并加盖本所公章后生效。

（本页以下无正文）

（此页无正文，为北京市竞天公诚律师事务所关于大冶特殊钢股份有限公司股权分置改革事宜的补充法律意见书的签署页）

北京市竞天公诚律师事务所

经办律师：

____

张宏久　　律师

____

吴杰江　　律师

二〇〇五年十二月二日

****

完

香港， 二零零五年十二月二日

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

（於香港註冊成立的有限公司）
（股份代號：267）

此乃大冶特殊鋼股份有限公司登載於中華人民共和國深圳證券交易所網頁的股權分置改革之補充保薦意見書。大冶特殊鋼股份有限公司爲中信泰富有限公司的附屬公司。

大冶特殊钢股份有限公司

股权分置改革之补充保荐意见书

保荐机构：光大证券股份有限公司 Everbright Securities Co., Ltd.

2005年12月

保荐机构声明

作为大冶特殊钢股份有限公司（以下简称“大冶特钢”）本次股权分置改革的保荐机构，光大证券股份有限公司特作出如下声明：

光大证券股份有限公司（以下简称“本保荐机构”或“光大证券”）已于2005年11月24日为大冶特钢股权分置改革方案出具了《大冶特殊钢股份有限公司股权分置改革之保荐意见书》。鉴于大冶特钢股权分置改革方案进行修改，按照相关规定，本保荐机构需对大冶特钢股权分置改革方案的修改部分发表补充意见。

本补充保荐意见书仅对大冶特钢股权分置改革方案的修改是否会影响本保

荐机构已发表的保荐意见结论进行补充说明，除对方案修改部分重新进行补充说明外，本保荐机构前次出具的保荐意见书中的声明事项以及相关表述继续适用于本补充保荐意见书。

一、大冶特钢股权分置改革方案修改的主要内容

大冶特殊钢股份有限公司于2005年11月24日公告股权分置改革方案后，通过热线电话、传真、电子邮件、走访投资者、网上路演、发放征集意见函等方式协助非流通股股东与流通股股东进行了沟通。根据沟通结果，公司股权分置改革方案中关于“对价安排形式”的内容做出了调整：

1、方案修改前的对价安排形式

湖北新冶钢有限公司（以下简称“新冶钢”）承诺赋予流通股股东一项认沽权利：在本次股权分置改革方案实施之日起第十二个月最后一个交易日当日结束后登记在册的全体股东，有权将其持有的全部无限售条件的流通股（合计不超过167,040,000股），在之后三十日内的任何一个交易日内，以每股3.70元的价格出售给新冶钢。该价格在公司实施现金分红、送股和公积金转增股本时作相应调整。

2、方案修改后的对价安排形式

新冶钢承诺赋予流通股股东一项认沽权利：在本次股权分置改革方案实施之日起第十二个月最后一个交易日当日结束后登记在册的全体股东，有权将其持有的全部无限售条件的流通股（合计不超过167,040,000股），在之后三十日内的任何一个交易日内，以每股3.80元的价格出售给新冶钢。该价格在公司实施现金分红、送股和公积金转增股本时作相应调整。

二、关于实施股权分置方案对流通股权益影响的评价

在股权分置的格局下，非流通股和流通股的价格形成机制不同，公司的整体价值可以视为由非流通股价值和流通股价值两部分组成，前者由非流通股所对应的公司净资产决定，后者则是流通总市值。

股权分置改革前后，公司的整体价值不应发生变化。遵照这一原则，我们对本次改革的对价安排进行了测算。

公司总价值=非流通股×每股净资产＋流通股×改革前股价

=282,368,480×1.953+167,040,000×3.14

=1,075,971,241.44

其中，每股净资产取 2004 年末经审计的每股净资产，改革前股价为 2005 年

10月28日的20日均价。

改革后的理论股价=公司总价值/总股本
=1,075,971,241.44/449,408,480
=2.39

新冶钢的对价安排就其实质而言，是一项期限为13个月，行权价为3.80元的认沽权。从流通股股东的角度来看，12个月后，流通股股东可以向新冶钢以3.80元的价格出售持有的全部股票，这一价格与改革前的股价相比有21.02%的溢价水平，与改革后的理论股价相比有59.00%的溢价水平，因此可以确保原流通股股东的权益。综上所述，保荐机构认为方案的对价水平是合理的。

三、公司股权分置改革相关文件的核查情况

本保荐机构对已对股权分置改革方案修改相关的非流通股股东承诺等文件进行了核查，确认上述文件不存在虚假记载、误导性陈述或重大遗漏。

四、应当说明的其他事项

1. 股权分置改革与公司股东的利益密切相关，本保荐机构特别提请公司股东积极参与相关股东会议并充分行使表决权；

2. 本保荐机构特别提请公司股东及投资者认真阅读与本次股权分置改革相关的股权分置改革说明书及相关信息披露资料，并在此基础上对本次股权分置改革可能涉及到的风险进行理性分析，作出自我判断；

3. 本保荐机构在本补充保荐意见中对非流通股股东为其所持有的非流通股份取得流通权而向流通股股东支付对价的合理性进行了评价，但上述评价仅供投资者参考，保荐机构不对投资者据此行事产生的任何后果或损失承担责任。

4. 本保荐机构特别提请大冶特钢流通股股东注意，公司股权分置改革方案的实施存在以下风险：

（1）相关股东会议就股权分置改革方案做出决议，必须经参加表决的股东所持表决权的三分之二以上通过，并经参加表决的流通股股东所持表决权的三分之二以上通过后方可生效，因此，本次股权分置改革方案能否顺利获得相关股东会议的批准存在一定的不确定性；

（2）证券价格具有不确定性，股价波动可能会对公司流通股股东的利益造成影响。

五、保荐机构意见

针对大冶特钢股权分置改革方案的修改，本保荐机构认为：

本次股权分置改革方案的修改是在公司、保荐机构、非流通股股东和流通股股东之间经过沟通、协商，尤其是在认真吸收了广大流通股股东意见的基础上形成的，体现了对流通股股东的尊重，有利于保护流通股股东利益。

本次股权分置改革方案的修改不改变本保荐机构前次所发表的保荐意见结论。

六、保荐机构联系方式

保荐机构：　光大证券股份有限公司
联系地址：　上海市浦东新区浦东南路 528 号上海证券大厦南塔 14 楼
保荐代表人：周皓
项目主办人：陈骥宁、张喜慧
联系电话：　021-68816000
联系传真：　021-68817530

光大证券股份有限公司

法定代表人或授权代表：徐浩明

保荐代表人：周　皓

2005 年 12 月 2 日

****

完

香港， 二零零五年十二月二日

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

（於香港註冊成立的有限公司）
（股份代號：267）

此乃大冶特殊鋼股份有限公司登載於中華人民共和國深圳證券交易所網頁的獨立董事關於股權分置改革方案調整的意見函。大冶特殊鋼股份有限公司爲中信泰富有限公司的附屬公司。

大冶特殊钢股份有限公司独立董事
关于股权分置改革方案调整的意见函

根据中国证券监督管理委员会《上市公司股权分置改革管理办法》、深圳证券交易所《上市公司股权分置改革业务操作指引》、中国证券监督管理委员会《关于在上市公司建立独立董事制度的指导意见》、《深圳证券交易所股票上市规则（2004 年修订本）》及《大冶特殊钢股份有限公司章程》的有关规定，我们作为大冶特殊钢股份有限公司（以下简称“公司”）独立董事，现就公司股权分置改革方案的调整发表以下独立意见：

1、本次方案的调整符合相关的法律、法规的规定；

2、本次方案的调整是非流通股股东与流通股股东之间经过充分沟通和协商、认真吸纳了流通股股东意见的基础上形成的。调整的方案提高了认沽权利的价格，有利于保护流通股股东的利益；

3、同意本次对公司股权分置改革方案的调整暨对《公司股权分置改革说明书》及摘要的调整；

4、本独立董事意见是公司独立董事基于公司股权分置改革方案进行调整所发表的意见，不构成对前次意见的修改。

独立董事：

2005年12月2日

****

完

香港， 二零零五年十二月二日

Monthly Return On Movement of Listed Equity Securities
For the month ended 30th November, 2005

To : The Listing Division of The Stock Exchange of Hong Kong Limited
CC: The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : CITIC Pacific Limited
(Name of Company)

Alice Tso Mun Wai — Tel No.: 2820-2111
(Name of Responsible Official)

Date : 6th December, 2005

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

1. Ordinary shares : 2. Preference shares :

✓3. Other classes of shares : please specify : shares

4. Warrants : please specify :

(B) Movement in Authorised Share Capital:

	No. of ~~ordinary~~ shares/ ~~Preference shares/~~ ~~other classes of shares~~	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	3,000,000,000	0.40	1,200,000,000
Increase/(Decrease) (EGM approval date):)	---	--	---
Balance at close of the month	3,000,000,000	0.40	1,200,000,000

(C) Movement in Issued Share Capital:

	No. of ~~Ordinary~~ shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month:	2,192,820,160	--	---
Increase/(Decrease) during the month	---	--	---
Balance at close of the month :	2,192,820,160	--	---

(D) Details of Movement :
* please delete and insert 'N/A' wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1. CITIC Pacific Share Incentive Plan 2000 Exercise price: HK$ 18.20	8,900,000	--	--	--	8,900,000	Nil
2. CITIC Pacific Share Incentive Plan 2000 Exercise price: HK$ 19.90	11,070,000	--	--	--	11,070,000	Nil
WARRANTS* Date of Expiry N/A	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1.______ Subscription price: HK$ ______ 2.______ Subscription price: HK$ ______						
CONVERTIBLES* Class N/A	Units	Converted (Units)			Units	
______ Convertible price: HK$______						
OTHER ISSUES OF SHARES* N/A						
Rights Issue	Price :	Issue and allotment Date :				
Placing	Price :	Issue and allotment Date:				
Bonus Issue		Issue and allotment Date:				
Scrip Dividend		Issue and allotment Date :				
Repurchase of share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration issue	Price:	Issue and allotment Date :				
Others (please specify)	Price:	Issue and allotment Date :				
Total No. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month:						Nil

Remarks : ______________________

Authorised Signatory:

Name : Alice Tso Mun Wai
Title : Company Secretary

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

股份分配申報表
Return of Allotments

(公司條例第 45(1)條)
(Companies Ordinance s. 45(1))

CR
公 司 註 冊 處
Companies Registry

表格 Form **SC1**

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number

145656

1 公司名稱 Company Name

CITIC Pacific Limited
中信泰富有限公司

(註 Note 7) 2 分配股份的日期或始末日期 Date or Period during which Shares were Allotted

由 From

日 DD	月 MM	年 YYYY
06	12	2005

至 To

日 DD	月 MM	年 YYYY
06	12	2005

3 本次股份分配的總款額 Totals of this Allotment

	貨幣單位 Currency	款額 Amount
(註 Note 8) 已繳及應繳的總面額 Total Nominal Amount Paid and Payable	HKD	40,000.00
已繳及應繳的溢價總額 [第5A(a) . 5B(a)項] Total Premium Amount Paid and Payable [Sections 5A(a) + 5B (a)]	HKD	1,950,000.00

4 公司自成立為法團當日起計，累積的已繳股款總額(包括本次分配但不包括溢價)
Cumulative Total of Paid-up Share Capital of the Company since Incorporation (Including this Allotment but Excluding Premium)

貨幣單位 Currency	款額 Amount
HKD	877,168,064.00

(註 Note 3) 提交人的資料 Presentor's Reference

姓名 Name: CITIC Pacific Limited 中信泰富有限公司
地址 Address: 32nd Floor, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong
電話 Tel: 2820 2111 傳真 Fax: -
電郵地址 E-mail Address: -
檔號 Reference:

請勿

Your Receipt
Companies Registry
H.K.

16/12/2005 15:06:42

Submission No.:	222029173/1
CR NO.:	0145656
Sh. Form.:	SC1

Revenue Code	Amount(HKD)
08	$1,950.00

Receipt No.	Method	Amount(HKD)
222220041759	Chq	$1,950.00
Total Paid		$1,950.00

5 本次股份分配的詳情 Details of this Allotment

A. 現金支付的分配股份 Shares Allotted for Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of ***Each Share***	*每股*已繳及應繳的款額 (包括溢價) Amount Paid and Payable on ***Each Share*** (Including Premium)		*每股*的溢價款額 Premium on ***Each Share***	已繳及應繳的溢價*總*款額 ***Total*** Premium Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
Shares	100,000	HKD0.40	HKD19.90	Nil	HKD19.50	HKD1,950,000.00

(註 Note 9)

B. 非現金支付的分配股份 Shares Allotted otherwise than in Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of ***Each Share***	*每股*被視作已繳及應繳的款額 (包括溢價) Amount Treated as Paid and Payable on ***Each Share*** (Including Premium)		*每股*的溢價款額 Premium on ***Each Share***	被視作已繳及應繳的溢價*總*款額 ***Total*** Premium Treated as Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
N/A						

(註 Note 10)

分配上述(B)項股份的代價
Consideration for which the Shares in (B) have been Allotted

N/A

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

6 獲分配股份者的詳情 Details of Allottee(s)

姓名／名稱 Name	地址 Address	各類別股份分配的數目 No. of Shares Allotted by Class	
		類別 Class	類別 Class
		Shares	
Yang Jing	Room 1001, C2 Building, Qian Xi Garden, Zhong Cheng Road, Tian He District, Guangzhou City, The People's Republic of China	100,000	
	各類別股份分配的總數 Total Shares Allotted by Class	100,000	Nil

簽署 Signed :

姓名 Name : Alice Tso Mun Wai

~~董事 Director~~／秘書 Secretary *

日期 Date : 16th December, 2005

日 DD / 月 MM / 年 YYYY

**請刪去不適用者* *Delete whichever does not apply*

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 267)

GUOAN SHARE REFORM PLAN

A proposal has been made by CITIC Guoan, a jointly controlled entity of CITIC Pacific, for the conversion of the non-freely transferable shares of Guoan Information into shares freely transferable on the Shenzhen Stock Exchange. For such conversion, CITIC Guoan has proposed transferring 3.2 non-freely transferable shares of Guoan Information to each holder of freely transferable shares of Guoan Information for every ten freely transferable shares held by such holders.

If such conversion takes place (on the basis of 3.2 shares for every 10 shares), based on the net asset value of Guoan Information as at 30 September 2005, the share of net assets in Guoan Information that CITIC Pacific will forgo is approximately HK$175 million. This represents approximately 5% of CITIC Pacific's audited profit attributable to shareholders for the year ended 31 December 2004 and approximately 0.5% of CITIC Pacific's unaudited net asset value as at 30 June 2005 as disclosed in its 2005 interim report.

The Directors announce that the Guoan Share Reform Plan has been prepared by CITIC Guoan for the conversion of non-freely transferable shares of Guoan Information into shares freely transferable on the Shenzhen Stock Exchange.

Guoan Information is a joint stock limited company incorporated in the PRC. The shares of Guoan Information in issue as at the date hereof consist of 411,627,900 non-freely transferable shares (representing 62.37% of the total issued shares of Guoan Information), all of which are held by CITIC Guoan, which is a jointly controlled entity of CITIC Pacific (having a 50% interest in CITIC Guoan through a wholly owned subsidiary). The balance of the 248,372,089 shares (representing 37.63% of the total issued shares of Guoan Information) are freely transferable on the Shenzhen Stock Exchange.

Guoan Share Reform Plan

Under the Guoan Share Reform Plan, CITIC Guoan proposes to transfer an aggregate of 79,479,068 non-freely transferable shares of Guoan Information to the holders of the freely transferable shares of Guoan Information on the basis of 3.2 shares for every ten freely transferable shares held by such holders (subject to the conditions set out below, consultation with holders of the freely transferable shares of Guoan Information and any adjustment for scrip dividend distributions by Guoan Information and conversion of Guoan Information's common reserve fund to equity). Upon completion of the Guoan Share Reform Plan, CITIC Guoan's interest in Guoan Information will drop to 50.33%.

The Guoan Information non-freely transferable shares will be converted into freely transferable shares on the first trading day following the implementation of the Guoan Share Reform Plan but subject to the restrictions during the lock-up period as mentioned below.

Conditions

The Guoan Share Reform Plan is conditional upon (a) approval of more than two-thirds of (i) all the shareholders of Guoan Information who have cast their votes in respect of the Guoan Share Reform Plan and (ii) the holders of all the freely transferable shares of Guoan Information who have cast their votes in respect of the Guoan Share Reform Plan; and (b) completion of all necessary formalities for the purpose of enabling trading on the Shenzhen Stock Exchange of those freely transferable shares of Guoan Information converted from non-freely transferable shares. The votes of the shareholders of Guoan Information in respect of the Guoan Share Reform Plan may be cast at a physical meeting to be held on 20 January 2006 or on the internet from 18 January 2006 to 20 January 2006. If any of [illegible] the Guoan Share Reform Plan will not be implemented

BEST AVAILABLE COPY

CITIC Guoan proposes to give undertakings as follows:–

(i) the non-freely transferable shares of Guoan Information held by CITIC Guoan will be subject to a lock-up period of 12 months ("Lock-up Period") upon such shares becoming freely transferable shares;

(ii) for 12 months after the Lock-up Period, the number of shares in Guoan Information that CITIC Guoan may sell on the Shenzhen Stock Exchange (excluding those applicable under the Employee Incentive Share Scheme as detailed below) shall not exceed 5% of the entire issued share capital of Guoan Information; and

(iii) for 24 months after the Lock-up Period, the number of shares in Guoan Information that CITIC Guoan may sell on the Shenzhen Stock Exchange (excluding those applicable under the Employee Incentive Share Scheme as detailed below) shall not exceed 10% of the entire issued share capital of Guoan Information.

Employee Incentive Share Scheme

CITIC Guoan may also after the completion of the Guoan Share Reform Plan, grant to certain members of the management and key employees of Guoan Information a total of 16,500,000 shares of Guoan Information, representing 2.5% of the total issued shares of Guoan Information, at a consideration of not less than the net asset value per share of Guoan Information as recorded in the latest audited financial statements of Guoan Information. Implementation of the scheme is subject to approval by the directors and shareholders of CITIC Guoan.

Financial Impact on CITIC Pacific

The Guoan Share Reform Plan may or may not proceed. If the Guoan Share Reform Plan proceeds (on the basis of 3.2 shares for every 10 shares), based on the net asset value of Guoan Information as at 30 September 2005, the share of net assets in Guoan Information that CITIC Pacific will forgo is approximately HK$175 million. This represents approximately 5% of CITIC Pacific's audited profit attributable to shareholders for the year ended 31 December 2004 and approximately 0.5% of CITIC Pacific's unaudited net asset value as at 30 June 2005 as disclosed in its 2005 interim report. CITIC Pacific's accounting treatment for the Guoan Share Reform Plan is under study and has not yet been finalised.

Definitions

"CITIC Guoan"	中信國安有限公司 (CITIC Guoan Co., Ltd.), a limited liability company incorporated in the PRC
"CITIC Pacific"	CITIC Pacific Limited, a company incorporated in Hong Kong whose shares are listed on the Main Board of the Stock Exchange
"Directors"	directors of CITIC Pacific
"Guoan Information"	中信國安信息產業股份有限公司 (CITIC Guoan Information Industry Co., Ltd.), a joint stock limited company incorporated in the PRC whose shares are listed on the Shenzhen Stock Exchange
"Guoan Share Reform Plan"	the proposal for the conversion of the non-freely transferable shares of Guoan Information into freely transferable shares
"PRC"	the People's Republic of China

By Order of the Board
CITIC Pacific Limited
Alice Tso Mun Wai
Company Secretary

Hong Kong, 20 December 2005

As at the date of this announcement, the executive Directors are Messrs Larry Yung Chi Kin (Chairman), Henry Fan Hung Ling, Peter Lee Chung Hing, Norman Yuen Kee Tong, Vernon Francis Moore, Yao Jinrong, Li Shilin, Carl Yung Ming Jie, Liu Jifu and Leslie Chang Li Hsien; the non-executive Directors are Messrs Willie Chang, André Desmarais and Peter Kruyt (alternate director to Mr. André Desmarais); and the independent non-executive Directors are Messrs Hamilton Ho Hau Hay, Alexander Reid Hamilton, Hansen Loh Chung Hon and Norman Ho Hau Chong.

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

(Incorporated in Hong Kong with limited liability)

（於香港註冊成立的有限公司）
（股份代號：267）

此乃大冶特殊鋼股份有限公司登載於中華人民共和國深圳證券交易所網頁關於用盈餘公積和資本公積彌補虧損的預案修正及審計報告的公告。大冶特殊鋼股份有限公司爲中信泰富有限公司的附屬公司。

证券代码：000708　　股票简称：大冶特钢　　公告编号：2005-033

大冶特殊钢股份有限公司关于用盈余公积和资本公积弥补亏损的预案修正及审计报告的公告

本公司及其董事会全体成员保证信息披露内容的真实、准确和完整，没有虚假记载、误导性陈述或重大遗漏。

公司于 2005 年 11 月 29 日召开了第四届董事会第八次会议，审议通过了《关于用盈余公积和资本公积弥补亏损的预案》，并同意将该议案提交公司 2005 年第三次临时股东大会审议。相关公告刊登在 2005 年 11 月 30 日的《中国证券报》上。

公司聘请普华永道中天会计师事务所有限公司对截止 2005 年 10

月31日10个月期间的财务资料进行审计，现已出具普华永道中天特审字（2005）第300号审计报告。根据《上市公司股东大会规范意见》、《股票上市规则》、《公司章程》的规定，现将审计报告予以公告（见巨潮资讯网 http：//www.cninfo.com.cn）。

根据上述审计报告，公司董事会决定对《关于用盈余公积和资本公积弥补亏损的预案》的金额修正为：截止2005年10月31日，公司累计亏损为663,579,923元。公司拟用任意盈余公积6,640,834元、法定盈余公积 48,210,150 元和资本公积中的部分股本溢价608,728,939元按顺序依次弥补亏损。本次弥补累计亏损完成后，公司累计亏损为0元，任意盈余公积为0元，法定盈余公积为0元，资本公积为448,520,469元。

特此公告。

大冶特殊钢股份有限公司

董　事　会

2005年12月21日

大冶特殊钢股份有限公司

截至 2005 年 10 月 31 日止 10 个月期间
会计报表及审计报告

大冶特殊钢股份有限公司

截至2005年10月31日止10个月期间会计报表及审计报告

内容	页码
审计报告	1
资产负债表	2 - 3
利润表	4
利润分配表	5
现金流量表	6 - 7
会计报表附注	8 - 44

PRICEWATERHOUSECOOPERS
普华永道

普华永道中天会计师事务所有限公司
中华人民共和国
上海 200021
湖滨路 202 号
普华永道中心 11 楼
电话：+86 (21) 6123 8888
传真：+86 (21) 6123 8800

审计报告

普华永道中天特审字(2005)第 300 号

大冶特殊钢股份有限公司全体股东：

我们审计了后附的大冶特殊钢股份有限公司(以下简称"贵公司")2005 年 10 月 31 日的资产负债表、截至 2005 年 10 月 31 日止 10 个月期间的利润表、利润分配表和现金流量表。这些会计报表的编制是贵公司管理当局的责任，我们的责任是在实施审计工作的基础上对这些会计报表发表意见。

我们按照中国注册会计师独立审计准则计划和实施审计工作，以合理确信会计报表是否不存在重大错报。审计工作包括在抽查的基础上检查支持会计报表金额和披露的证据，评价管理当局在编制会计报表时采用的会计政策和作出的重大会计估计，以及评价会计报表的整体反映。我们相信，我们的审计工作为发表意见提供了合理的基础。

我们认为，上述贵公司会计报表符合国家颁布的企业会计准则和《企业会计制度》的规定，在所有重大方面公允反映了贵公司 2005 年 10 月 31 日的财务状况以及截至 2005 年 10 月 31 日止 10 个月期间的经营成果和现金流量。

本报告仅作为贵公司 2005 年第三次临时股东大会审议"关于用盈余公积和资本公积弥补累计亏损"预案之参考依据，不得用作其他用途。除我们事前以书面形式表示同意外，我们不会对任何其他用途或被展示此报告的任何第三方承担任何责任。

普华永道中天
会计师事务所有限公司

注册会计师 许丽周

中国·上海市
2005 年 12 月 20 日

注册会计师 王斌

大冶特殊钢股份有限公司

2005 年 10 月 31 日资产负债表
(除特别注明外，金额单位为人民币元)

资产	附注	2005 年 10 月 31 日	2004 年 12 月 31 日
流动资产			
货币资金	四(1)	161,278,972	327,589,985
短期投资	四(2)	3,000,000	3,000,000
应收票据	四(3)	131,824,290	133,579,006
应收账款	四(4)	294,307,562	256,105,227
其他应收款	四(4)	33,282,953	311,604,887
预付账款	四(5)	352,363,752	447,489,603
存货	四(6)	806,083,397	852,548,178
流动资产合计		1,782,140,926	2,331,916,886
长期股权投资	四(7)	-	-
固定资产			
固定资产-原价		2,644,278,551	2,645,378,869
减：累计折旧		(1,098,900,967)	(1,007,729,629)
固定资产-净值		1,545,377,584	1,637,649,240
减：固定资产减值准备		-	-
固定资产-净额	四(8)	1,545,377,584	1,637,649,240
工程物资	四(9)	54,700,089	31,254,814
在建工程	四(10)	46,937,901	28,893,895
固定资产合计		1,647,015,574	1,697,797,949
无形资产	四(11)	32,305,094	33,055,094
资产总计		3,461,461,594	4,062,769,929

大冶特殊钢股份有限公司

2005年10月31日资产负债表(续)
(除特别注明外，金额单位为人民币元)

负债及股东权益	附注	2005年10月31日	2004年12月31日
流动负债			
短期借款	四(12)	771,150,000	1,050,150,000
应付票据	四(13)	325,500,000	565,420,000
应付账款	四(14)	724,635,266	726,568,733
预收账款	四(15)	77,681,209	143,141,411
应付工资	四(16)	18,117,576	9,750,975
应付福利费		10,556,170	12,041,566
应付股利		53,700	53,700
应交税金	四(17)	32,896,151	49,126,327
其他应交款	四(18)	24,967,303	13,262,016
其他应付款	四(19)	114,975,074	107,946,189
预提费用	四(20)	49,694,832	43,170,454
一年内到期的长期借款	四(21)	315,095,214	54,649,511
流动负债合计		2,465,322,495	2,775,280,882
长期负债			
长期借款	四(21)	50,000,000	409,991,250
长期负债合计		50,000,000	409,991,250
负债合计		2,515,322,495	3,185,272,132
股东权益			
股本	四(22)	449,408,480	449,408,480
资本公积	四(23)	1,057,249,408	1,047,874,832
盈余公积	四(24)	103,061,134	103,061,134
累计亏损	四(25)	(663,579,923)	(722,846,649)
股东权益合计		946,139,099	877,497,797
负债及股东权益总计		3,461,461,594	4,062,769,929

后附会计报表附注为会计报表的组成部分。

公司负责人：曹重清　　总经理：钱刚　　主管会计工作负责人：王培熹

大冶特殊钢股份有限公司

截至2005年10月31日止10个月期间利润表

(除特别注明外，金额单位为人民币元)

项目	附注	截至2005年10月31日止10个月期间	截至2004年10月31日止10个月期间
一、主营业务收入	四(26)	3,727,691,738	3,089,333,270
减：主营业务成本	四(26)	3,532,407,628	2,864,764,382
主营业务税金及附加	四(27)	18,683,334	11,506,120
二、主营业务利润		176,600,776	213,062,768
加：其他业务利润	四(28)	8,869,689	13,987,211
减：营业费用		31,831,000	22,690,296
管理费用		42,110,148	70,287,317
财务费用-净额	四(29)	48,803,369	68,426,294
三、营业利润		62,725,948	65,646,072
加：补贴收入		300,000	-
营业外收入	四(30)	585,001	1,881,976
减：营业外支出	四(30)	4,344,223	29,952,762
四、利润总额		59,266,726	37,575,286
减：所得税	三(2)	-	-
五、净利润		59,266,726	37,575,286

补充资料：

项目	截至2005年10月31日止10个月期间	截至2004年10月31日止10个月期间
1.出售、处置部门或被投资单位所得收益	-	-
2.自然灾害发生的损失	-	-
3.会计政策变更增加/(减少)利润/(亏损)总额	-	-
4.会计估计变更增加/(减少)利润/(亏损)总额	-	-
5.债务重组损失	1,059,806	2,579,550
6.其他	-	-

后附会计报表附注为会计报表的组成部分。

公司负责人：曾富 总经理：钱刚 主管会计工作负责人：王培嘉

大冶特殊钢股份有限公司

截至 2005 年 10 月 31 日止 10 个月期间利润分配表
(除特别注明外，金额单位为人民币元)

项　　目	附注	截至 2005 年 10 月 31 日止 10 个月期间	截至 2004 年 10 月 31 日止 10 个月期间
一、净利润		59,266,726	37,575,286
加：期初累计亏损	四(25)	(722,846,649)	(749,861,204)
二、累计亏损		(663,579,923)	(712,285,918)
减：提取法定盈余公积		-	-
提取法定公益金		-	-
三、累计亏损		(663,579,923)	(712,285,918)
四、累计亏损	四(25)	(663,579,923)	(712,285,918)

后附会计报表附注为会计报表的组成部分。

公司负责人：曾董清　　总经理：钱刚　　主管会计工作负责人：王培熹

大冶特殊钢股份有限公司

截至2005年10月31日止10个月期间现金流量表
(除特别注明外，金额单位为人民币元)

	附注	
一、经营活动产生的现金流量		
销售商品收到的现金		4,254,768,381
收到的其他与经营活动有关的现金		13,265,990
现金流入小计		4,268,034,371
购买商品、接受劳务支付的现金		(3,919,268,732)
支付给职工以及为职工支付的现金		(66,665,537)
支付的各项税费		(189,120,466)
支付的其他与经营活动有关的现金	四(31)	(29,068,740)
现金流出小计		(4,204,123,475)
经营活动产生的现金流量净额		63,910,896
二、投资活动产生的现金流量		
收回关联方往来的现金		283,270,539
处置固定资产所收回的现金净额		645,801
收到的其他与投资活动有关的现金		2,840,176
现金流入小计		286,756,516
购建固定资产所支付的现金		(79,623,913)
现金流出小计		(79,623,913)
投资活动产生的现金流量净额		207,132,603
三、筹资活动产生的现金流量		
取得借款所收到的现金		932,583,846
收到的其他与筹资活动有关的现金		713,969
开出银行票据与取得借款所减少支付的保证金		125,751,879
现金流入小计		1,059,049,694
偿还债务所支付的现金		(1,311,129,393)
偿付利息所支付的现金		(59,522,934)
现金流出小计		(1,370,652,327)
筹资活动产生的现金流量净额		(311,602,633)
四、汇率变动对现金及现金等价物的影响		-
五、现金净减少额	四(1)	(40,559,134)

大冶特殊钢股份有限公司

截至 2005 年 10 月 31 日 10 个月止期间现金流量表(续)
(除特别注明外，金额单位为人民币元)

补充资料	
1、将净利润调节为经营活动的现金流量	
净利润	59,266,726
调整：冲回的资产减值准备	5,529,966
计提的存货变现损失准备	8,776,875
计提的固定资产折旧	91,602,975
无形资产摊销	750,000
预提费用增加	6,524,378
处置固定资产的损失	1,707,295
财务费用	50,255,979
存货减少	37,687,906
经营性应收项目增加	(31,660,343)
经营性应付项目减少	(166,530,861)
经营活动产生现金流量净额	63,910,896
2、不涉及现金收支的投资和筹资活动	-
3、现金净减少情况	
现金的期末余额	79,460,728
减：现金的期初余额	(120,019,862)
现金净减少额	(40,559,134)

后附会计报表附注为会计报表的组成部分。

公司负责人：曾宣清 清曾印宣　　总经理：钱刚 钱刚印　　主管会计工作负责人：王培熹 王培熹印

会计报表附注
截至2005年10月31日止10个月期间
(除特别注明外，金额单位为人民币元)

一　公司简介

(1)　背景

大冶特殊钢股份有限公司 (以下简称"本公司")是于1993年4月22日经湖北省体改委鄂改[1993]178号文批准，由大冶钢厂(现冶钢集团有限公司)作为主要发起人，联合东风汽车公司、襄阳轴承厂(现襄阳汽车轴承股份有限公司)以定向募集方式设立的股份有限公司，总股本原为20,922.8万股，发起人股17,882.8万股，其中：冶钢集团有限公司持有国家股17,122.8万股，东风汽车公司持有532万股、襄阳汽车轴承股份有限公司持有228万股，其他社会法人持有760万股，内部职工持有2,280万股。1997年3月在深交所公开发行7,000万社会公众股，证券代码000708。

于1997年8月经过湖北省证券监督管理委员会[1997]30号文批准，本公司1997年采用向全体股东每10股送红股3股，资本公积转增2股，公司股本由27,922.80万股增至41,884.2万股。

经过中国证券监督管理委员会1998年5月证监上[1998]49号文批准，本公司按股本41,884.2万股计算实施配股，每10股配2股，其中：国家股股东冶钢集团有限公司可获配股5,136.84万股，其下属机械制造公司经评估后的净资产1,363.24万元折股认购272.648万股，其余4,864.192万股予以放弃。法人股可获配股228万股，各法人股股东全部放弃。社会公众股和内部职工股的股东以现金认购2,100万股和684万股。总股本增至为44,940.848万股。2000年3月16日公司内部职工股上市流通，已上市流通股达16,704万股。

2004年12月20日湖北新冶钢有限公司分别受让中融国际信托投资有限公司4,230万股、北京方程兴业投资有限公司1,530万股、北京颐和丰业投资有限公司1,500万股、合肥银信投资管理有限公司1,005万股以及北京龙聚兴投资顾问有限公司397万股法人股，合计8,662万股法人股。该等法人股已于2004年12月20日在中国证券登记结算有限责任公司深圳分公司完成过户登记手续。

2004年12月20日湖北省黄石中级人民法院司法拍卖了本公司控股股东冶钢集团有限公司持有的本公司174,618,480股国家股（占本公司总股本的38.86%）。分别由中信泰富（中国）投资有限公司以每股人民币2.29元 (总价款：289,956,319元)竞买本公司126,618,480股(占本公司总股本的28.18%)；湖北新冶钢有限公司以每股2.29元（总价款：109,920,000元）竞买48,000,000股(占本公司总股本的10.68%)，已于2005年10月31日在中国证券登记结算有限责任公司深圳分公司完成过户登记手续。中信泰富（中国）投资有限公司和湖北新冶钢有限公司的实际控制人均为中信泰富有限公司。

以上股权转让交易完成后，湖北新冶钢有限公司持有本公司总股本的29.95%，成为本公司第一大股东。冶钢集团有限公司不再持有本公司股份。

鉴于中信泰富（中国）投资有限公司系外商投资企业，根据《关于设立外商投资股份有限公司若干问题的暂行规定》，本公司于2005年7月1日正式变更为外商投资的股份有限公司。

一　公司简介(续)

(2)　股权变动情况

本公司前十名法人股股东持股变化情况

股东名称	期初持股比例 (%)	期末持股比例 (%)
冶钢集团有限公司("冶钢集团")	38.86	-
湖北新冶钢有限公司("新冶钢")	19.27	29.95
中信泰富(中国)投资有限公司("中信投资")	-	28.18
东风汽车公司	1.78	1.78
襄阳汽车轴承股份有限公司	0.76	0.76
湖北正智资产管理有限公司	0.51	0.51
中国第一拖拉机工程机械公司	0.51	0.51
湖北华乐投资有限公司	0.29	0.29
中国北车集团北京南口机车车辆机械厂	0.25	0.25
武汉石化石油液化气公司	0.25	0.25
无锡市宏裕百货商店	0.19	0.19

(3)　业务范围

公司经批准的经营范围为钢铁冶炼、钢材轧制、金属改制、压延加工、钢铁材料检测。

二　主要会计政策、会计估计和会计报表的编制方法

(1)　会计报表的编制基础

本会计报表按照国家颁布的企业会计准则和《企业会计制度》编制。

(2)　会计期间

本公司会计年度为公历1月1日起至12月31日止。本报告的会计期间为公历1月1日起至10月31日止。

二　主要会计政策、会计估计和会计报表的编制方法 (续)

(3)　记账本位币

本公司的记账本位币为人民币。

(4)　记账基础和计价原则

本公司的记账基础为权责发生制。资产在取得时按实际成本入账；如果以后发生减值，则计提相应的减值准备。

(5)　外币业务核算方法

外币业务按业务发生当日中国人民银行公布的基准汇率折算为人民币入账。于资产负债表日以外币为单位的货币性资产和负债，按该日中国人民银行公布的基准汇率折算为人民币，所产生的折算差额除了固定资产购建期间专门外币资金借款产生的汇兑损益按资本化的原则处理外，直接计入当期损益。

(6)　现金及现金等价物

列示于现金流量表中的现金是指库存现金及可随时用于支付的存款，现金等价物是指持有的不超过三个月、流动性强、易于转换为已知金额现金及价值变动风险很小的投资。

(7)　短期投资

短期投资包括能够随时变现的基金投资。短期投资于取得时以实际发生的投资成本扣除已宣告但尚未领取的现金股利或已到付息期但尚未领取的债券利息后计价。短期投资持有期间所收到的股利利息等收益除已计入应收项目的现金股利或利息外，均直接冲减投资成本。

于资产负债表日短期投资按成本与市价孰低法核算，对市价低于成本的部分计提短期投资跌价准备并计入当期投资损失。短期投资跌价准备按单项投资计算并确认。若短期投资的市价已超过其账面价值，跌价准备在以前年度已确认的跌价损失范围内予以转回。

二 主要会计政策、会计估计和会计报表的编制方法 (续)

(8) 应收款项及坏账准备

应收款项包括应收账款及其他应收款。本公司对可能发生的坏账损失采用备抵法核算。应收款项以实际发生额减去坏账准备后的净额列示。

(a) 坏账准备的计提

- 应收非关联方款项

本公司对应收款项的可收回性作出具体评估后计提坏账准备。当有迹象表明应收款项的回收出现困难时，计提专项坏账准备；对于其他未计提专项坏账准备的应收款项，运用账龄分析法按以下比例计提一般坏账准备：

账龄	比例
一年以内	3%
一到二年	10%
二到三年	30%
三到四年	50%
四到五年	80%
五年以上	100%

- 应收关联方款项

本公司对应收关联方账款的可收回性作出具体评估后计提坏账准备。

二 主要会计政策、会计估计和会计报表的编制方法 (续)

(8) 应收款项及坏账准备 (续)

(b) 坏账损失确认标准

因凡债务人破产或债务单位已撤销，依据法律清偿后确实无法收回的应收款项；债务人死亡，既无遗产可供清偿，又无义务承担人，确实无法收回的应收款项；债务人资不抵债、现金流量严重不足等逾期未能履行偿债义务，且具有明显特征表明无法收回的应收款项，确认为坏账，经董事会（超过净资产的 5%时，需经股东大会）批准核销后，冲销已提取的相应坏账准备。

(9) 存货

存货包括原材料、在产品和产成品等。

存货计价方法：原材料和在产品按计划成本进行核算。发出和领用存货时，按计划成本核算的存货月末结转应负担的成本差异调整为实际成本；产成品的发出采用后进先出法核算。产成品和在产品成本包括原材料、直接人工及按正常生产能力下适当比例分摊的所有间接生产费用。

存货盘存采用永续盘存制。

期末存货按成本与可变现净值孰低法计价并计提存货跌价准备，可变现净值是指在正常生产经营过程中，以存货估计售价减去估计至完工将要发生的成本及销售费用及相关税金后的金额确定。

二 主要会计政策、会计估计和会计报表的编制方法 (续)

(10) 长期投资

长期投资是除短期投资以外的投资，包括本公司对子公司、合营企业和联营企业的股权投资。

长期投资由于市价持续下跌或被投资公司经营状况恶化等原因导致其可收回金额低于账面价值时，按可收回金额低于长期投资账面价值的差额，计提长期投资减值准备。可收回金额是指其销售净价与其使用价值两者之中的较高者。销售净价是指在熟悉交易情况的交易各方之间自愿进行的公平交易中，通过销售该项资产而取得的收入扣除处置费用后的金额。使用价值指预期从资产的持续使用和使用寿命结束时的处置中形成的预计未来现金流量的现值。

如果有迹象表明以前年度/期间据以计提减值准备的各种因素发生变化，使得该项投资的可收回金额大于其账面价值，减值准备在以前年度/期间已确认的减值损失范围内予以转回。

(11) 固定资产和折旧

固定资产是指为生产商品或经营管理而持有的、使用期限在一年以上且单位价值较高的有形资产。自 2001 年 1 月 1 日起利用土地建造自用项目时，土地使用权的账面价值构成房屋、建筑物成本的一部分。

购置或新建的固定资产按取得时的成本作为入账价值。对本公司在改制时进行评估的固定资产，按其经国有资产管理部门确认后的评估值作为入账价值。置换入的资产以换出资产账面原值减去累计折旧加上补价和应支付的相关税费，作为换入资产入账价值。

固定资产折旧采用直线法并按其入账价值减去预计净残值后在预计使用年限内计提。对计提了减值准备的固定资产，则在未来期间按扣减减值准备后的账面价值及尚可使用年限确定折旧额。

二　主要会计政策、会计估计和会计报表的编制方法 (续)

(11) 固定资产和折旧(续)

固定资产的预计使用年限、净残值率及年折旧率列示如下：

	预计使用年限	预计净残值率	年折旧率
房屋及建筑物一成本	37-50 年	3 %	1.94% 至 2.62 %
机器设备	12-15 年	8 %	6.13% 至 7.67 %
运输工具	8-12 年	8 %	7.67% 至 11.5 %
计算机及电子设备	8-12 年	8 %	7.67% 至 11.5 %

固定资产出售、转让、报废或毁损的处置收入扣除其账面价值和相关税费后的差额计入营业外收入或支出。

固定资产的修理及维护支出于发生时计入当期费用。固定资产的重大改建、扩建、改良及装修等后续支出，在使该固定资产可能流入企业的经济利益超过了原先的估计时，予以资本化。重大改建、扩建及改良等后续支出按直线法于固定资产尚可使用期间内计提折旧，装修支出按直线法在预计受益期间内计提折旧。

期末对固定资产按照账面价值与可收回金额孰低计量。如果有迹象或环境变化显示单项固定资产账面价值可能超过其可收回金额时，本公司将对该项资产进行减值测试。若该单项资产的账面价值超过其可收回金额，其差额确认为减值损失。

如果有迹象表明以前年度据以计提资产减值的各种因素发生变化，使得该资产的可收回金额大于其账面价值，减值准备在以前年度已确认的减值损失范围内予以转回。转回后该资产的账面价值不超过不考虑减值因素情况下计算的资产账面净值。

二 主要会计政策、会计估计和会计报表的编制方法 (续)

(12) 在建工程

在建工程指兴建中或安装中的资本性资产，以实际发生的支出作为工程成本入账。工程成本包括建筑费用及其他直接费用/机器设备原价及安装费用，以及在资产达到预定可使用状态之前为该项目专门借款所发生的借款费用。在建工程在达到预定可使用状态时，转入固定资产并自次月起开始计提折旧。

如果有迹象或环境变化显示单项在建工程账面价值可能超过其可收回金额时，本公司将对该项资产进行减值测试。若该单项资产的账面价值超过其可收回金额，其差额确认为减值损失。如果有迹象表明以前年度据以计提资产减值准备的各种因素发生变化，使得该资产的可收回金额大于其账面价值，减值准备在以前年度已确认的减值损失范围内予以转回。

(13) 无形资产- 土地使用权

以支付土地出让金方式取得的土地使用权，按照实际支付的价款入账，于开始建造项目前作为无形资产核算，并采用直线法按预计使用年限 50 年摊销。自 2001 年 1 月 1 日起，利用土地建造项目时，将相应土地使用权的账面价值全部转入在建工程成本。

期末对无形资产按照账面价值与可收回金额孰低计量。如果有迹象或环境变化显示单项无形资产账面价值可能超过其可收回金额时，本公司将对该项资产进行减值测试。若该单项资产的账面价值超过其可收回金额，其差额确认为减值损失。

如果有迹象表明以前年度据以计提资产减值的各种因素发生变化，使得该资产的可收回金额大于其账面价值，减值准备在以前年度已确认的减值损失范围内予以转回。转回后该资产的账面价值不超过不考虑减值因素情况下计算的资产账面净值。

二　主要会计政策、会计估计和会计报表的编制方法 (续)

(14) 借款费用

为购建固定资产而发生专门借款所产生的利息及汇兑损益等借款费用，在资产支出及借款费用已经发生、并且为使资产达到预定可使用状态所必要的购建活动已经开始时，开始资本化并计入该资产的成本。当购建的固定资产达到预定可使用状态时停止资本化，其后发生的借款费用计入当期损益。

其他借款发生的借款费用，于发生时计入当期财务费用。

(15) 预计负债及或有负债

因对外提供担保、未决诉讼等事项形成的某些现时义务，且该义务的履行很可能会导致经济利益的流出，在该支出金额能够可靠计量时，确认为预计负债。预计负债按照以前年度的相关经验以最佳估计金额入账。

如果上述义务的履行导致经济利益流出企业的可能性较低，或是无法对有关金额作出可靠的估计，该义务将被披露为或有负债。

(16) 职工社会保障及福利

本公司的在职职工参加由当地政府机构设立及管理的职工社会保障体系，包括养老及医疗保险、住房公积金及其他社会保障制度。除此以外，本公司并无其他重大职工福利承诺。

根据有关规定，本公司按工资总额/其他缴费基数的一定比例且在不超过规定上限的基础上提取保险费及公积金，并向劳动和社会保障机构缴纳，相应的支出计入当期成本或费用。

(17) 股利分配

股东大会批准的拟分配的现金股利于批准的当期确认为负债。

二　主要会计政策、会计估计和会计报表的编制方法 (续)

(18)　关联方

在财务和经营决策中，如果一方有能力直接或间接控制另一方或是对另一方实施重大影响，它们则被视为关联方；受到共同控制或共同重大影响的各方也被视为关联方。

(19)　收入确认

(a)　销售产品

在已将产品所有权上的主要风险和报酬转移给购货方，并且不再对该产品实施继续管理和控制，与交易相关的经济利益能够流入本公司，相关的收入和成本能够可靠计量时确认销售收入的实现。

(b)　提供劳务

在提供劳务交易的总收入和总成本能够可靠地计量，与交易相关的经济利益很可能流入企业，劳务的完成程度能够可靠地确定时，确认收入。

(c)　其他收入按下列基础确认：

利息收入按存款的存续期间和合同或协议规定的利率计算确认。

补贴收入于收到时确认。

(20)　所得税的会计处理方法

本公司企业所得税费用的会计处理采用应付税款法，当期所得税费用按当期应纳税所得额及税率计算确认。

三　税项

(1) 本公司适用的主要税种及其税率列示如下：

税种	税率	计税基础
企业所得税	33%	应纳税所得额
增值税	13% 或 17%	煤，矿石,蒸汽，水，煤气按应纳税销售额的 13%扣除当期允许抵扣的进项税后的余额计缴，其余按照应纳税销售额的 17%扣除当期允许抵扣的进项税后的余额计缴
营业税	3-5%	运输，计控及技术中心服务收入
城市维护建设税	7%	应纳增值税额、营业税额

(2) 根据 2005 年 11 月 28 日黄石市西塞山国家税务局批准，本公司 359,828,170 元坏帐准备在 2004 年度税前抵扣。

(3) 收入减去成本、费用及损益并按税收法规进行纳税调整后的余额为应纳税所得额。本公司 2004 年度及截至 2005 年 10 月 31 日止 10 个月期间无应纳税所得额。

四　会计报表主要项目注释

(1) 货币资金

	2005 年 10 月 31 日	2004 年 12 月 31 日
现金	4,403	2,279
银行存款	36,916,294	122,749,856
其他货币资金	124,358,275	204,837,850
	161,278,972	327,589,985

于 2005 年 10 月 31 日货币资金中有外币银行存款 5,309 美元。

于 2005 年 10 月 31 日，本公司以 81,818,244 元的银行存款作为开出银行承兑汇票的保证金(附注四(13))。

四　会计报表主要项目注释

(1)　货币资金

列示于现金流量表的现金包括：

	2005年10月31日
2005年10月31日货币资金余额	161,278,972
减：受限制的银行存款	(81,818,244)
2005年10月31日现金余额	79,460,728
2004年12月31日货币资金余额	327,589,985
减：受限制的银行存款	(207,570,123)
2004年12月31日现金余额	120,019,862
现金净减少额	(40,559,134)

(2)　短期投资

	2005年10月31日	2004年12月31日
基金投资	3,000,000	3,000,000

短期投资为从中国农业银行购买的开放式基金 - 长信利息收益基金。

(3)　应收票据

	2005年10月31日	2004年12月31日
银行承兑汇票	131,824,290	133,579,006

于2005年10月31日，本公司以40,821,587元的银行承兑汇票，作为开出银行承兑汇票的质押(附注四(13))。

四 会计报表主要项目注释(续)

(4) 应收账款及其他应收款

(a) 应收账款

	2005年10月31日	2004年12月31日
应收账款(i)	442,705,630	811,204,042
减：专项坏账准备(ii)	(14,994,449)	(387,780,803)
减：一般坏账准备	(133,403,619)	(167,318,012)
	294,307,562	256,105,227

(i) 根据股东大会2005年6月9日决议通过的《关于核销资产损失的议案》，同意本公司核销应收账款形成的坏账损失共412,551,703元。

(ii) 冶钢集团下属的冶钢集团实业总公司及冶钢龙腾实业总公司于2005年10月31日的余额分别为10,397,058元和4,597,391元。经确认，上述两家公司因经营情况恶化，现金严重不足等原因已无法偿还债务，本公司已对该余额全额计提专项坏账准备。(2004年：387,780,803元，含对上述两家公司计提的专项坏账准备14,994,449元)。

(iii) 截至2005年10月31日止，应收账款前五名债务人欠款金额合计为281,442,306元，占应收账款总额的64% (2004年：303,694,028元，占应收账款总额的37%)。

四 会计报表主要项目注释(续)

(4) 应收账款及其他应收款 (续)

(a) 应收账款 (续)

2005 年 10 月 31 日的应收账款账龄及相应的坏账准备分析如下：

	2005 年 10 月 31 日					
	应收账款总额	专项坏账准备	计提专项坏账准备后余额	一般坏账准备计提比例	一般坏账准备	坏账准备合计(包括一般坏账准备及专项坏账准备)
1 年以内	107,812,972	-	107,812,972	3%	(3,234,389)	(3,234,389)
1-2 年*	187,527,695	-	187,527,695	10%	(191,000)	(191,000)
2-3 年	172,977	-	172,977	30%	(51,893)	(51,893)
3-4 年	1,618,079	-	1,618,079	50%	(809,039)	(809,039)
4-5 年	7,310,801	-	7,310,801	80%	(5,848,641)	(5,848,641)
5 年以上	138,263,106	(14,994,449)	123,268,657	100%	(123,268,657)	(138,263,106)
合计	442,705,630	(14,994,449)	427,711,181		(133,403,619)	(148,398,068)

* 该余额包括 (1) 应收关联方冶钢集团 170 无缝钢管有限公司人民币 102,368,178 元 (附注五(6)) 及(2) 应收关联方冶钢集团无缝钢管有限公司人民币 83,249,522 元 (附注五(6))。该款项已由新冶钢提供担保，本公司管理层认为不存在回收问题，无需计提坏账准备。

四 会计报表主要项目注释(续)

(4) 应收账款及其他应收款 (续)

(a) 应收账款 (续)

2004 年 12 月 31 日的应收账款账龄及相应的坏账准备分析如下：

	2004 年 12 月 31 日					
	应收账款总额	专项坏账准备	计提专项坏账准备后余额	一般坏账准备计提比例	一般坏账准备	坏账准备合计（包括一般坏账准备及专项坏账准备）
1 年以内	246,610,911	(579,547)	246,031,364	3%	(622,927)	(1,202,474)
1-2 年	5,520,594	(4,739,880)	780,714	10%	(78,071)	(4,817,951)
2-3 年	21,910,982	(19,811,825)	2,099,157	30%	(629,747)	(20,441,572)
3-4 年	31,373,414	(20,438,053)	10,935,361	50%	(5,467,681)	(25,905,734)
4-5 年	49,711,498	(34,426,214)	15,285,284	80%	(12,228,227)	(46,654,441)
5 年以上	456,076,643	(307,785,284)	148,291,359	100%	(148,291,359)	(456,076,643)
合计	811,204,042	(387,780,803)	423,423,239		(167,318,012)	(555,098,815)

四 会计报表主要项目注释 (续)

(4) 应收账款及其他应收款 (续)

(b) 其他应收款

	2005 年 10 月 31 日	2004 年 12 月 31 日
其他应收款 – 关联方	103,485,249	374,974,687
其他应收款 – 非关联方	34,333,246	41,486,732
减：专项坏账准备	(91,704,148)	(91,704,148)
减：一般坏账准备	(12,831,394)	(13,152,384)
	33,282,953	311,604,887

其他应收款账龄及相应的坏账准备分析如下：

	2005 年 10 月 31 日			2004 年 12 月 31 日		
	金额	比例(%)	坏账准备	金额	比例(%)	坏账准备
账龄						
1 年以内	33,479,805	24%	(650,961)	311,965,173	75%	(860,839)
1 - 2 年	460,887	0%	(46,089)	-	0%	-
2 - 3 年	-	0%	-	91,708,453	22%	(91,705,440)
3 -4 年	91,708,453	67%	(91,706,301)	764,182	0%	(382,091)
4 - 5 年	185,794	0%	(148,635)	577,247	0%	(461,798)
5 年以上	11,983,556	9%	(11,983,556)	11,446,364	3%	(11,446,364)
合计	137,818,495	100%	(104,535,542)	416,461,419	100%	(104,856,532)

截至 2005 年 10 月 31 日止，其他应收款前五名债务人欠款金额合计为 120,618,105 元，占其他应收款总额的 88%(2004 年，398,034,872 元，占其他应收款总额的 96%)

(c) 应收账款及其他应收款中持有本公司 5%(含 5%)以上表决权股份的股东单位欠款情况如下：

	2005 年 10 月 31 日	2004 年 12 月 31 日
冶钢集团	11,781,701	283,270,539
新冶钢	-	32,344,730
	11,781,701	315,615,269

四 会计报表主要项目注释(续)

(5) 预付账款

	2005年10月31日		2004年12月31日	
	金额	比例(%)	金额	比例(%)
账龄				
1年以内(a)	92,399,740	26%	446,346,894	100%
1-2年(a)	259,244,304	74%	452,249	0%
2-3年	395,833	0%	690,460	0%
3年以上	323,875	0%	-	0%
	352,363,752	100%	447,489,603	100%

(a) 两年以内的预付账款余额中的302,837,012元是本公司委托冶钢集团下属子公司进口设备的预付货款。

(6) 存货

	2005年10月31日	2004年12月31日
原材料	309,750,380	302,341,980
在产品	191,966,552	304,696,978
产成品	340,589,488	272,955,368
	842,306,420	879,994,326
减：存货跌价准备	(36,223,023)	(27,446,148)
	806,083,397	852,548,178

截至2005年10月31日止10个月期间存货跌价准备变动情况如下：

	原材料	在产品	产成品	合计
2004年12月31日	(6,829,031)	(13,793,903)	(6,823,214)	(27,446,148)
本期增加	(9,677,003)	-	(7,177,730)	(16,854,733)
本期减少	-	8,077,858	-	8,077,858
2005年10月31日	(16,506,034)	(5,716,045)	(14,000,944)	(36,223,023)

四　会计报表主要项目注释 (续)

(7)　长期股权投资

	2004年12月31日	本期增加	本期减少	2005年10月31日
长期股权投资				
其他投资(附注(a)和(b))	2,659,621	-	-	2,659,621
减：长期股权投资减值准备	(2,659,621)	-		(2,659,621)
	-	-	-	-

(a)　由于被投资公司已经停止经营，其未来盈利状况存在重大不确定性，本公司已对长期投资全额计提减值准备。

(b)　本公司属下一子公司已经停止经营，并且其资产总额少于本公司资产总额10%，根据中华人民共和国财政部财会二字(1996)2号《关于合并会计报表合并范围请示的复函》的规定，未将该公司纳入合并范围。

(c)　本公司无境外投资，故不存在长期投资变现及收益汇回的重大限制。

(8)　固定资产及累计折旧

	房屋及建筑物	机器设备	运输工具	计算机及电子设备	合计
原价					
2004年12月31日	784,265,881	1,793,525,976	30,079,040	37,507,972	2,645,378,869
重分类	11,223,310	(17,806,770)	(851,209)	7,434,669	-
本期其他增加	-	1,549,952	-	134,463	1,684,415
本期减少	-	(2,784,733)	-	-	(2,784,733)
2005年10月31日	795,489,191	1,774,484,425	29,227,831	45,077,104	2,644,278,551
累计折旧					
2004年12月31日	274,184,824	684,118,348	22,099,165	27,327,292	1,007,729,629
重分类	20,000	(175,413)	-	155,413	-
本期计提	13,214,665	75,937,948	557,598	1,892,764	91,602,975
本期减少	-	(431,637)	-	-	(431,637)
2005年10月31日	287,419,489	759,449,246	22,656,763	29,375,469	1,098,900,967
净额					
2005年10月31日	508,069,702	1,015,035,179	6,571,068	15,701,635	1,545,377,584
2004年12月31日	510,081,057	1,109,407,628	7,979,875	10,180,680	1,637,649,240

四　会计报表主要项目注释(续)

(8)　固定资产及累计折旧(续)

于2005年10月31日，净值为73,819,807元(原值140,410,615元)的房屋及建筑物用作为110,000,000元的短期借款(附注四(12))和52,500,000元的长期借款的抵押物(附注四(21))。

(9)　工程物资

	2005年10月31日	2004年12月31日
专用设备	20,726,169	2,022,236
预付工程款及设备款	33,973,920	29,232,578
	54,700,089	31,254,814

四 会计报表主要项目注释(续)

(10) 在建工程

工程名称	预算数	2004年12月31日	本期增加	本期转入固定资产	其他减少数	2005年10月31日	资金来源	工程投入占预算的比例
新建2号高炉除尘配套设备	20,000,000	14,884,589	7,253,628	-	-	22,138,217	自有资金	111%
四炼RH精炼炉工程	41,000,000	13,709,483	1,902,943	-	-	15,612,426	自有资金	38%
锻钢5t电液锤改造	4,200,000	-	1,342,987	-	-	1,342,987	自有资金	32%
动力四空压缩空气扩容改造	1,920,000	-	415,461	-	-	415,461	自有资金	22%
热处理银亮钢工程	3,500,000	-	365,563	-	-	365,563	自有资金	10%
四炼钢产品结构调整技术改造	22,800,000	-	783,239	-	-	783,239	自有资金	3%
信息网络工程	10,000,000	-	512,523	-	-	512,523	自有资金	5%
水泥门磅房及30T、80T汽车衡搬迁	690,000	-	690,806	-	-	690,806	自有资金	100%
动力6号炉改造工程	1,340,000	-	830,676	-	-	830,676	自有资金	62%
一轧850工程	2,550,000	-	2,802,336	-	-	2,802,336	自有资金	110%
其他		299,823	1,143,844	-	-	1,443,667	自有资金	
		28,893,895	18,044,006	-	-	46,937,901		
减：在建工程减值准备		-	-	-	-	-		
		28,893,895	18,044,006	-	-	46,937,901		

截至2005年10月31日止10个月期间，本公司没有资本化借款利息费用(2004年：无）。

四 会计报表主要项目注释(续)

(11) 无形资产

	原始金额	2004年12月31日	本期摊销	累计摊销额	2005年10月31日	剩余摊销期限	取得方式
土地使用权	42,706,416	33,055,094	750,000	10,401,322	32,305,094	38年	出让
减：无形资产减值准备		-	-	-	-		
		33,055,094	750,000	10,401,322	32,305,094		

(12) 短期借款

	2005年10月31日	2004年12月31日
担保借款		
- 抵押(a)	110,000,000	50,000,000
- 质押	-	30,000,000
- 担保(b)	586,309,557	946,309,557
信用借款(c)	74,840,443	23,840,443
	771,150,000	1,050,150,000

(a) 以原值为人民币127,612,481元、净值为68,641,049元的房屋和建筑物作为抵押。

(b) 其中176,329,557元由冶钢集团有限公司提供担保，409,980,000元由新冶钢提供担保。

(c) 于2005年10月31日，逾期借款的情况如下：

借款单位	年利率	借款金额
黄石市粮食局	7.56%	170,000
黄石市房改办	7.56%	5,000,000

上述逾期借款具体的还款期限仍然在磋商之中。

(d) 截至2005年10月31日止10个月期间短期借款的加权平均年利率为5.3292% (2004年：5.1883%)。

四 会计报表主要项目注释(续)

(13) 应付票据

	2005年10月31日	2004年12月31日
银行承兑汇票 *	291,500,000	439,420,000
商业承兑汇票	34,000,000	126,000,000
	325,500,000	565,420,000

应付票据主要是为采购原材料、备品备件及支付电费而开出的六个月内到期的票据。

* 应付票据分别以银行存款81,818,244元(附注四(1))以及应收票据40,821,587元(附注四(3))作为取得开具银行承兑汇票的保证。

于2005年10月31日，应付票据余额中无应付持本公司5%(含5%)以上表决权股份股东款项。

(14) 应付账款

于2005年10月31日，账龄超过三年的应付账款为160,746,115元(2004年12月31日：134,790,171元)，主要包括：
1) 已判决诉讼但未执行之应付款22,255,467元，本公司需要按法院判决履行其债务；
2) 尚未结算工程款40,633,513元；
3) 尚未结算的购买材料款97,857,135元。

应付账款中持有本公司5%(含5%)以上表决权股份的股东的欠款情况如下：

	2005年10月31日	2004年12月31日
新冶钢	71,627,163	1,136,055

四 会计报表主要项目注释(续)

(15) 预收账款

于 2005 年 10 月 31 日，预收账款余额中无预收持本公司 5%(含 5%)以上表决权股份股东款。

于 2005 年 10 月 31 日，账龄超过一年的预收账款为 28,253,887 元(2004 年：23,302,007 元)，主要为预收客户之尚未退回之钢材尾款，退回手续正在办理中。

(16) 应付工资

	2005 年 10 月 31 日	2004 年 12 月 31 日
应付工资	18,117,576	9,750,975

期末余额为尚未发放之员工工资及年终奖金。

(17) 应交税金

	2005 年 10 月 31 日	2004 年 12 月 31 日
预交企业所得税(a)	(10,679,726)	(10,679,726)
应交增值税	33,725,966	48,361,321
应交城市维护建设税	7,196,559	10,237,535
应交土地使用税	260,932	260,932
应交房产税	1,281,314	272,315
其他	1,111,106	673,950
	32,896,151	49,126,327

(a) 本公司 2004 年度获得当地税务局关于所得税抵扣批准前预交的企业所得税。

四 会计报表主要项目注释(续)

(18) 其他应交款

	2005 年 10 月 31 日	2004 年 12 月 31 日
堤防费	3,082,000	-
教育费附加	17,885,303	13,262,016
地方教育发展费	4,000,000	-
	24,967,303	13,262,016

堤防费按应纳增值税与营业税税额的 2%计缴；教育费附加按应纳增值税与营业税税额的 3%计缴；地方教育发展费按销售收入的 1 ‰计缴。本年度的实际缴纳情况尚未与当地税局达成协议，暂按以上比例计提。

(19) 其他应付款

于 2005 年 10 月 31 日，其他应付款余额中无应付持本公司 5%(含 5%)以上表决权股东款项。

于 2005 年 10 月 31 日，账龄超过三年的其他应付款为 72,466,229 元(2004 年：48,153,037 元)，主要包括：
1) 应付黄石市环保局之排污费，本公司正与其磋商具体支付安排；
2) 应付湖北黄石发电股份公司的款项，最终判决已于 2004 年完成，并于 2005 年达成和解。本公司正在按和解协议安排付款事宜。

(20) 预提费用

	2005 年 10 月 31 日	2004 年 12 月 31 日
法律诉讼费用 (a)	23,998,461	40,670,454
销售费用	10,490,400	-
修理费	8,226,140	-
电费	4,601,113	-
其他	2,378,718	2,500,000
	49,694,832	43,170,454

(a) 余额包括本公司按法院判决预提的违约金、迟延履行期间的债务利息及诉讼费等。本会计期间已就部分诉讼案件与债权人达成和解，并已安排履行相关债务。

四 会计报表主要项目注释(续)

(21) 长期借款

	2005 年 10 月 31 日	2004 年 12 月 31 日
担保借款		
一担保 (a)	177,500,000	254,020,097
一抵押 (b)	52,500,000	80,629,414
信用借款	126,445,000	126,445,000
长期借款应计利息	8,650,214	3,546,250
	365,095,214	464,640,761
减：一年内到期的长期借款		
担保借款		
一担保 (a)	130,000,000	-
一抵押 (b)	50,000,000	54,649,511
一信用借款	126,445,000	-
一长期借款应计利息	8,650,214	-
一年内到期的长期借款合计	315,095,214	54,649,511
长期借款	50,000,000	409,991,250

(a) 其中 47,500,000 元由冶钢集团有限公司提供担保；130,000,000 元由新冶钢提供担保。

(b) 该借款以原值为人民币 12,798,134 元、净值为 5,178,758 元的房屋和建筑物作为抵押。

(c) 于 2005 年 10 月 31 日，逾期借款的情况如下：

借款单位	年利率	借款金额
中国工商银行	7.56%	2,905,000

上述逾期借款的具体还款期限仍然在磋商之中。

(d) 截至 2005 年 10 月 31 日止 10 个月期间长期借款的加权平均年利率为 5.1848% (2004 年：5.0119%)。

四 会计报表主要项目注释(续)

(22) 股本

每股面值人民币 1 元

	2004 年 12 月 31 日	本期增加数	本期减少数	2005 年 10 月 31 日
尚未流通股				
发起人				
其中: 国家持有股 (a)	174,618,480	-	(174,618,480)	-
境内法人持有股	11,400,000	-	-	11,400,000
募集法人股 (a)	96,350,000	174,618,480	-	270,968,480
内部职工股 (b)	7,870	-	(5,134)	2,736
尚未流通股份合计	282,376,350	174,618,480	(174,623,614)	282,371,216
已上市流通股				
境内上市的人民币普通股	167,032,130	5,134	-	167,037,264
已上市流通股份合计	167,032,130	5,134	-	167,037,264
股份总额	449,408,480	174,623,614	(174,623,614)	449,408,480

(a) 相关持股情况的变动见附注一 (1)。

(b) 于本期间，本公司两名原高级管理人员因离职 (原董事会成员一名以及原董事会秘书一名) 将所持有的内部职工股按规定上市流通。

(23) 资本公积

	2004 年 12 月 31 日	本期增加数	本期减少数	2005 年 10 月 31 日
股本溢价	873,637,901	-	-	873,637,901
其他资本公积 (a)	99,442,805	9,374,576	-	108,817,381
关联交易差价	74,794,126	-	-	74,794,126
	1,047,874,832	9,374,576	-	1,057,249,408

(a) 本期增加的其他资本公积为债务重组收益。

四 会计报表主要项目注释(续)

(24) 盈余公积

	2004年12月31日	本期提取	本期减少	2005年10月31日
法定盈余公积金	48,210,150	-	-	48,210,150
法定公益金	48,210,150	-	-	48,210,150
任意盈余公积金	6,640,834	-	-	6,640,834
	103,061,134	-	-	103,061,134

根据《中华人民共和国公司法》、本公司章程及董事会的决议，本公司按年度净利润弥补以前年度亏损后的10%提取法定盈余公积金，当法定盈余公积金累计额达到股本的50%以上时，可不再提取。法定盈余公积金经有关部门批准后可用于弥补亏损，或者增加股本。除了用于弥补亏损外，法定盈余公积金于增加股本后，其余额不得少于股本的25%。

另外本公司按年度净利润弥补以前年度亏损后的5%至10%提取法定公益金，用于员工的集体福利而不用于股东分配；实际使用时，从法定公益金转入任意盈余公积。其支出金额于发生时作为本公司的资产或费用核算。

本公司任意盈余公积金的提取额由董事会提议，并经股东大会批准。在得到相应的批准后，任意盈余公积金方可用于弥补以前年度亏损或增加股本。

截至2005年10月31日止10个月期间，本公司尚未计提各项公积金及公益金。

(25) 累计亏损

	截至2005年10月31日止10个月期间	2004年度
期/年初累计亏损	(722,846,649)	99,235,975
以前年度损益调整	-	(863,176,496)
以前年度损益调整对盈余公积之影响	-	14,079,317
期/年初累计亏损	(722,846,649)	(749,861,204)
加：本期/年实现的净利润	59,266,726	27,014,555
期/年末累计亏损	(663,579,923)	(722,846,649)

四　会计报表主要项目注释(续)

(26)　分产品主营业务收入及主营业务成本

	截至2005年10月31日止10个月期间		截至2004年10月31日止10个月期间	
产品类别	主营业务收入	主营业务成本	主营业务收入	主营业务成本
轴承钢	452,462,340	436,555,653	425,331,791	410,179,409
齿轮钢	447,981,028	420,134,188	333,178,273	335,462,442
弹簧钢	418,073,491	413,410,674	359,322,101	348,147,694
冲模钢	171,239,233	156,512,710	102,759,351	104,729,865
高工不锈钢	16,284,185	17,449,841	29,323,622	30,548,831
合结钢	773,130,760	729,776,163	545,094,877	527,808,289
炭结钢	740,244,172	716,277,257	434,726,933	444,726,777
管坯	678,395,563	617,255,201	788,269,257	596,854,499
其他钢种	29,880,966	25,035,941	71,327,065	66,306,576
	3,727,691,738	3,532,407,628	3,089,333,270	2,864,764,382

本公司前五名客户销售的收入总额为569,776,653元，占本公司全部销售收入的16%。

本公司的经营活动均位于湖北省，并不存在由于经济环境不同而承担额外的风险和回报的组成部分，因此没有编制地区分部报告。

(27)　主营业务税金及附加

	截至2005年10月31日止10个月期间	截至2004年10月31日止10个月期间
城市维护建设税	10,787,668	8,033,364
教育费附加	4,623,286	3,450,705
堤防费	3,082,000	-
营业税	190,380	22,051
	18,683,334	11,506,120

四　会计报表主要项目注释(续)

(28) 其他业务利润

	截至 2005 年 10 月 31 日止 10 个月期间		截至 2004 年 10 月 31 日止 10 个月期间	
	其他业务收入	其他业务支出	其他业务收入	其他业务支出
材料销售(a)	138,597,206	136,817,807	181,597,924	176,601,255
动力销售(b)	63,149,454	62,368,651	54,274,282	47,676,458
其他	71,675,953	65,366,466	50,523,704	48,130,986
	273,422,613	264,552,924	286,395,910	272,408,699

(a) 材料销售收入主要为向关联方销售的废钢、矿石及燃料等原材料。

(b) 动力销售收入主要为向关联方销售的氧气、煤气及电力等。

(29) 财务费用

	截至 2005 年 10 月 31 日止 10 个月期间	截至 2004 年 10 月 31 日止 10 个月期间
利息支出	59,522,934	55,314,027
减：利息收入	(8,552,986)	(2,546,172)
贴现利息/(收入)	(713,969)	15,096,464
汇兑收益	(1,765,548)	-
手续费	312,938	561,975
	48,803,369	68,426,294

四　会计报表主要项目注释(续)

(30)　营业外收入及营业外支出

	截至2005年10月31日止10个月期间	截至2004年10月31日止10个月期间
营业外收入：		
处置固定资产净收益	138,700	1,089,799
违约金	406,378	326,647
其他	39,923	465,530
	585,001	1,881,976
营业外支出：		
固定资产减值准备	-	8,108,021
处置固定资产净损失(a)	1,845,995	432,471
诉讼损失(b)	1,428,122	17,052,857
债务重组损失	1,059,806	2,579,550
其他	10,300	1,779,863
	4,344,223	29,952,762

(a)　处置固定资产净损失主要为固定资产的盘亏以及报废损失。

(b)　诉讼损失是本公司根据诉讼判决书的判决结果计提的违约金及迟延履行期间的债务利息等。

(31)　支付的其他与经营活动有关的现金

现金流量表中支付的其他与经营活动有关的现金主要包括：

	截至2005年10月31日止10个月期间
诉讼费用	12,155,254
运输费	9,119,782
技术开发费	2,576,893
行政费用	2,463,544
其他	2,753,267
	29,068,740

五 关联方关系及其交易

(1) 存在控制关系的关联方

企业名称	注册地址	主营业务	与本公司关系	经济或类型	法定代表人
冶钢集团*	黄石市黄石大道 316 号	钢铁冶炼、钢材轧制、金属压延加工、建筑工程安装	第一大股东	有限责任	曾重清
广州大冶特钢新产品有限公司	广州白云花园华益南街 5 号	钢材销售	子公司	有限责任	张家福

* 本公司原控股股东冶钢集团持有的 174,618,480 股国家股于 2005 年 10 月 31 日在中国证券登记结算有限责任公司深圳分公司完成过户登记手续。本公司在编制截至 2005 年 10 月 31 日止 10 个月期间的会计报表时，冶钢集团有限公司仍为本公司控股股东；2005 年 11 月 1 日起本公司与冶钢集团不再存在关联方关系。

(2) 存在控制关系的关联方的注册资本及其变化

企业名称	2004 年 12 月 31 日 (万元)	本期增加 (万元)	本期减少 (万元)	2005 年 10 月 31 日 (万元)
冶钢集团	61,412	-	-	61,412
广州大冶特钢新产品有限公司	205	-	-	205

(3) 存在控制关系的关联方所持股份或权益及其变化

	2004 年 12 月 31 日		本期增加		本期减少		2005 年 10 月 31 日	
企业名称	金额	%	金额	%	金额	%	金额	%
冶钢集团	174,618,480	38.86	-	-	174,618,480	38.86	-	-
广州大冶特钢新产品有限公司	2,050,000	100	-	-	-	-	2,050,000	100

五　关联方关系及其交易(续)

(4)　不存在控制关系的关联方的性质

关联企业名称	与本公司的关系
新冶钢	第二大股东
冶钢龙腾实业总公司(“龙腾实业”)	同受第一大股东控制
冶钢集团实业总公司	同受第一大股东控制
冶钢集团进出口公司公司(“进出口公司”)	同受第一大股东控制
冶钢集团170无缝钢管有限公司(“170无缝钢管”)	同受第一大股东控制
冶钢集团无缝钢管有限公司(“无缝钢管”)	同受第一大股东控制
冶钢集团华钢实业公司(“华钢公司”)	同受第一大股东控制
冶钢经贸联合公司	同受第一大股东控制
冶钢龙腾实业总公司经贸公司(“龙腾经贸”)	同受第一大股东控制
冶钢集团实业总公司轧钢厂	同受第一大股东控制
冶钢集团武汉供销公司	同受第一大股东控制
黄石市冶钢经贸联合公司	同受第一大股东控制

(5)　关联交易

(a)　定价政策

公司关联交易包括物资供应、产品销售、提供煤气、蒸汽、空气、氧气、水电劳务等，其价格均依据关联方鉴定的关联交易合同。具体定价按下列原则协商确定：

- 有国家物价部门定价的，按国家定价；
- 没有国家定价的，以市场价格为标准；
- 市场价格难以衡量时，以实际成本加一定比例为标准，比例不高于成本利润率的20%。

五 关联方关系及其交易(续)

(5) 关联交易(续)

(b) 采购货物

关联方名称	附注	截至 2005 年 10 月 31 日止 10 个月期间	截至 2004 年 10 月 31 日止 10 个月期间
冶钢集团	(i)	38,792,808	46,237,441
新冶钢	(ii)	256,342,878	444,784,596
进出口公司	(iii)	66,163,304	586,854,898
170 无缝钢管		-	12,857,303
无缝钢管		-	3,213,781
冶钢集团实业总公司		-	242,396
华钢公司		-	389,939
		361,298,990	1,094,580,354

(i) 本公司主要是向冶钢集团下属耐火材料公司以协议价格采购耐火材料以及委托机械制造公司加工机械备件等。

(ii) 本公司主要是向新冶钢购买进口矿砂等原材料，以补充公司生产能力之不足，采购价格以市场价格为定价基准。同时，由于生产工艺流程的需要，本公司以协议价格向新冶钢购买钢坯。

(iii) 本公司主要是通过冶钢集团进出口公司进口废钢，矿石，备件，电极等。该公司于 2005 年逐步清理账上的资产，因此采购金额也大幅下降。

五 关联方关系及其交易(续)

(5) 关联交易(续)

(c) 销售货物

关联方名称	附注	截至2005年10月31日止10个月期间	截至2004年10月31日止10个月期间
冶钢集团	(i)	46,351,317	184,721,592
新冶钢	(ii)	764,456,501	84,124,699
进出口公司	(iii)	478,540	96,814,054
170无缝钢管		-	632,118,766
无缝钢管		-	119,804,443
冶钢集团实业总公司		-	628,980
华钢公司		-	7,354,208
		811,286,358	1,125,566,742

(i) 本公司主要是向冶钢集团提供电力，煤气动力，辅料备件，钢水等。

(ii) 本公司主要向新冶钢提供辅料备件，连铸坯，以及通过该公司出口钢材等。具体如下：

1) 本公司以采购成本价向新冶钢提供进口矿石、铁精矿、焦丁等大宗原材料。

2) 从2004年11月起，本公司以协议价格向新冶钢销售连铸坯。截至2005年10月31日止10个月期间的销售金额为人民币506,868,000元。

3) 自2005年起，本公司通过新冶钢出口钢材，共计金额达到人民币230,493,875元。

(iii) 本公司通过冶钢集团进出口有限公司出口钢材，销售价格以市场价格为基准。2005年本公司逐渐停止了通过该公司出口钢材，因此销售金额大幅下降。

五 关联方关系及其交易(续)

(5) 关联交易(续)

(d) 提供劳务

关联方名称	附注	截至2005年10月31日止10个月期间	截至2004年10月31日止10个月期间
冶钢集团		507,061	929,818
新冶钢	(i)	48,668,944	7,503,228
170无缝钢管		-	787,810
无缝钢管		-	1,563,495
		49,176,005	10,784,351

(i) 自2005年起，本公司向新冶钢提供进料加工钢材服务，并收取加工费。截至2005年10月，该项交易额为人民币37,619,992元。另外，本公司还向新冶钢提供仪表维护、检斤、运输等服务，并以协议价格收取服务费。

(e) 接受劳务

关联方名称	截至2005年10月31日止10个月期间	截至2004年10月31日止10个月期间
冶钢集团	24,839,702	36,439,931

本公司主要是以协议价格向冶钢集团购买后勤服务，精整劳务，运输劳务，安装劳务等。

(f) 担保

(i) 新冶钢为本公司长短期借款提供担保，担保金额为人民币539,980,000元。

(ii) 根据本公司于2005年11月24日公布的《大冶特殊钢股份有限公司股权分置改革说明书》，新冶钢将敦促170无缝钢管和无缝钢管尽快偿还两者所欠本公司的债务，并将为该等债务提供不可撤销的连带责任担保。

五 关联方关系及其交易(续)

(6) 关联方应收、应付款项余额

(a) 应收账款/预付账款/其他应收款

	2005 年 10 月 31 日	2004 年 12 月 31 日
新冶钢	-	32,344,730
冶钢集团	11,781,101	283,270,539
进出口公司(i)	394,541,160	434,034,329
170 无缝钢管	102,368,178	103,309,774
无缝钢管	83,249,522	85,567,871
冶钢集团实业总公司(ii)	10,397,058	10,397,058
龙腾实业(ii)	4,597,391	4,597,391
华钢公司	-	4,044,827
冶钢经贸联合公司(中南)(iii)	45,787,996	45,787,996
龙腾经贸(iii)	36,683,657	36,683,657
冶钢集团实业总公司轧钢厂(iii)	4,004,216	4,004,216
冶钢集团武汉供销公司(iii)	13,352,953	14,512,053
黄石市冶钢经贸联合公司(iii)	4,076,189	4,076,189
冶钢集团有限公司其他下属公司(iii)	5,670,175	5,670,175
	716,509,596	1,068,300,805

(i) 于 2005 年 10 月 31 日，本公司已就应收进出口公司款项中的 91,704,148 元，计提专项坏账准备。

(ii) 于 2005 年 10 月 31 日，本公司已就应收该等公司款项全额计提专项坏帐准备。

(iii) 于 2005 年 10 月 31 日，本公司已就应收该等公司款项全额计提一般坏账准备。

(b) 应付账款/预收账款

	2005 年 10 月 31 日	2004 年 12 月 31 日
新冶钢	71,627,163	1,136,055
华钢公司	650,941	4,695,768
无缝钢管	-	2,318,350
	72,278,104	8,150,173

六 或有事项

截止本会计报表批准日，本公司无需要披露的重大或有事项。

七 承诺事项 - 资本性承诺事项

以下为于资产负债表日，已签约而尚不必在会计报表上确认的资本支出承诺：

	2005 年 10 月 31 日	2004 年 12 月 31 日
建筑物及机器设备	230,003,467	320,877,675

八 资产负债表日后事项

(1) 于 2005 年 11 月 24 日，本公司公布了《大冶特殊钢股份有限公司股权分置改革说明书》并于 2005 年 12 月 3 日公告了《大冶特殊钢股份有限公司股权分置改革说明书》修订稿；本公司受新冶钢和中信泰富委托，就其提出的股权分置改革方案于 2006 年 1 月 12 日提交相关股东大会审议。

(2) 2005 年 11 月 30 日，本公司董事会审议通过了《关于用盈余公积和资本公积弥补亏损的预案》。根据《公司法》及证监会计字[2001]16 号《弥补亏损的来源、程序及信息披露》的有关规定，基于公司实际情况，公司拟用盈余公积及资本公积弥补累计亏损。

九 其他重要事项

(1) 于 2005 年 8 月 29 日，民生银行授予本公司 1 亿综合授信额度，有效期为一年。

(2) 于 2005 年 9 月 19 日，招商银行授予本公司 4.5 亿综合授信额度，有效期为一年。

(3) 于 2005 年 12 月 12 日，中信实业银行授予本公司 1.5 亿综合授信额度，有效期为一年。

****

完

香港， 二零零五年十二月二十一日

此乃重要通函 請即處理

閣下對本通函任何方面或應採取之行動**如有任何疑問**，應諮詢 閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已出售或轉讓名下所有中信泰富有限公司股份，應立即將本通函送交買主或承讓人或經手買賣或轉讓之銀行、股票經紀或其他代理人，以便轉交買主或承讓人。

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

（於香港註冊成立之有限公司）

（股份代號：267）

須予披露交易

有關石家莊鋼鐵
之
股權轉讓及增資協議

二零零五年十二月七日

目　錄

頁次

釋義 1

董事會函件 3

附錄一－一般資料 9

在本通函內，除文義另有所指外，下列詞彙具有以下涵義：

「股權轉讓」	指	中信泰富根據股權轉讓及增資協議就轉讓權益進行股權轉讓；
「股權轉讓及增資協議」	指	中信泰富、河北國資委及河北眾富訂立之股權轉讓及增資協議，其主要條款載於下文；
「聯繫人士」或「關連人士」	指	具上市規則分別賦予該詞之涵義；
「董事會」	指	董事會；
「增資」	指	中信泰富、河北國資委及河北眾富根據股權轉讓及增資協議分別增資人民幣196,406,087.92元（約港幣188,549,844元）、人民幣134,387,667.70元（約港幣129,012,161元）及人民幣341,144,582.87元（約港幣327,498,800元），作為石家莊鋼鐵之額外資本；
「本公司」或「中信泰富」	指	中信泰富有限公司，於香港註冊成立之公司，其股份在聯交所上市；
「董事」	指	中信泰富之董事；
「本集團」	指	本公司及其附屬公司；
「河北國資委」	指	中國河北省人民政府國有資產監督管理委員會；
「河北眾富」	指	河北眾富投資有限責任公司，由石家莊鋼鐵多名管理層成員及僱員實益擁有之公司；
「最後可行日期」	指	二零零五年十一月三十日，即本通函付印前就確定其中所載若干資料的最後實際可行日期；

「上市規則」	指	聯交所證券上市規則；
「百分比率」	指	具上市規則第14.04(9)條所載涵義；
「中國」	指	中華人民共和國；
「人民幣」	指	人民幣，中國法定貨幣；
「轉讓權益」	指	石家莊鋼鐵現有註冊資本80%；
「證券及期貨條例」	指	香港法例第571章證券及期貨條例；
「股份」	指	本公司股本中每股面值港幣0.4元之股份；
「股東」	指	中信泰富股份持有人；
「石家莊鋼鐵」	指	石家莊鋼鐵有限責任公司，由中國政府全資擁有之公司，將於股權轉讓及增資協議完成後，成為中外合資經營企業；
「聯交所」	指	香港聯合交易所有限公司；及
「%」	指	百分比。

(本通函所用匯率為人民幣1元兑港幣0.96元，惟僅作參考用途。)

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

(於香港註冊成立之有限公司)

(股份代號:267)

董事:
榮智健 *(主席)*
范鴻齡 *(董事總經理)*
李松興 *(副董事總經理)*
阮紀堂 *(副董事總經理)*
莫偉龍 *(執行董事)*
姚進榮 *(執行董事)*
李士林 *(執行董事)*
榮明杰 *(執行董事)*
劉基輔 *(執行董事)*
張立憲 *(執行董事)*
張偉立*
何厚浠**
韓武敦**
陸鍾漢**
何厚鏘**
德馬雷*
彼得•克萊特#

註冊辦事處:
香港
中環
添美道一號
中信大廈
三十二樓

* *非執行董事*
** *獨立非執行董事*
\# *德馬雷之替任董事*

敬啟者:

須予披露交易

有關石家莊鋼鐵
之
股權轉讓及增資協議

緒言

董事會透過於二零零五年十一月十五日之公佈宣佈,於二零零五年十一月十一日,中信泰富與河北國資委及河北眾富訂立股權轉讓及增資協議,據此,中信泰富同意:

- 以代價人民幣1,281,887,104.49元(約港幣1,230,611,620元),向河北國資委收購石家莊鋼鐵現有註冊資本80%;及

- 認購石家莊鋼鐵新註冊資本人民幣196,406,087.92元(約港幣188,549,844元)。

股權轉讓及增資協議完成後,中信泰富將持有石家莊鋼鐵經擴大註冊資本65%,而石家莊鋼鐵將成為中信泰富之共同控制實體。

由於適用百分比率超過5%及少於25%,故股權轉讓及增資協議構成中信泰富之須予披露交易,須遵守上市規則有關公佈及申報之規定。

本通函旨在向　閣下提供(其中包括)有關股權轉讓及增資協議之進一步詳情。

股權轉讓及增資協議

日期:　二零零五年十一月十一日

訂約方:　(1)　中信泰富,作為轉讓權益之買方及石家莊鋼鐵註冊資本之認購方

(2)　河北國資委,作為轉讓權益之賣方及石家莊鋼鐵註冊資本之認購方

(3)　河北眾富,作為石家莊鋼鐵註冊資本之認購方

中信泰富已委任其全資附屬公司盈進有限公司訂立有關合資經營合同及簽訂石家莊鋼鐵之章程。

涉及資產

- 以代價人民幣1,281,887,104.49元(約港幣1,230,611,620元),向河北國資委收購石家莊鋼鐵現有註冊資本80%(不包括一家經營醫院之附屬公司之權益);及

- 由以下各方認購的石家莊鋼鐵註冊資本:

(1)　中信泰富認購人民幣196,406,087.92元(約港幣188,549,844元);

(2) 河北國資委認購人民幣134,387,667.70元(約港幣129,012,161元);及

(3) 河北眾富認購人民幣341,144,582.87元(約港幣327,498,800元)。

現時,石家莊鋼鐵之全部註冊資本乃由河北國資委擁有。股權轉讓及增資協議完成後,中信泰富、河北國資委及河北眾富將分別持有石家莊鋼鐵經擴大註冊資本65%(即人民幣1,300,000,000元(約港幣1,248,000,000元))、20%(即人民幣400,000,000元(約港幣384,000,000元))及15%(即人民幣300,000,000元(約港幣288,000,000元))。

股權轉讓之代價及增資額

中信泰富就轉讓權益進行股權轉讓應付予河北國資委之購買價為人民幣1,281,887,104.49元(約港幣1,230,611,620元),而中信泰富應付增資額為人民幣196,406,087.92元(約港幣188,549,844元)。

於二零零五年八月,本公司就進行石家莊鋼鐵股權轉讓向河北國資委提交投標建議書。作為投標條件之一,於二零零五年八月九日,本公司向河北國資委支付等值於人民幣500,000,000元(約港幣480,000,000元)的保證金。該筆款項由河北省產權交易中心托管。上述款項將於本公司按下文所述付清股權轉讓購買價之同時退還予本公司。

中信泰富就股權轉讓及增資應付之購買價及增資額,須於獲得有關政府機關就股權轉讓及增資協議之批准後一個月內分別支付,並將以中信泰富內部資源撥付。

上述購買價約人民幣1,282,000,000元(約港幣1,231,000,000元)乃經中信泰富與河北國資委公平磋商後釐定,並已參考中華財務會計諮詢有限公司編製之評估報告所述之石家莊鋼鐵於二零零四年十二月三十一日之淨資產評估值約人民幣1,452,000,000元(約港幣1,394,000,000元)(不包括一家於二零零四年成立的經營醫院之附屬公司之權益)。中華財務會計諮詢有限公司為中國之專業評估公司,經董事會作出一切合理查詢後所深知、得悉及確信,彼為與中信泰富或中信泰富或其任何附屬公司之任何董事、行政總裁或主要股東或彼等各自任何聯繫人士概無關連之獨立第三方。

交割賬目將按照中國公認會計原則編製及審核，以確定石家莊鋼鐵於交割日期之資產淨值（不包括一家經營醫院之附屬公司之權益）。倘交割時有關資產淨值超逾於二零零四年十二月三十一日之相應資產淨值，餘額將歸河北國資委所有，而石家莊鋼鐵須(a)於交割賬目編製及審核後一星期內以現金支付或(b)向河北國資委發行新註冊股本，屆時中信泰富及河北眾富須認購石家莊鋼鐵之該等數目新股權，以維持彼等各自所持65%及15%之權益。倘交割時有關資產淨值少於二零零四年十二月三十一日之相應資產淨值，河北國資委將按實際不足額全額補償予石家莊鋼鐵。

交割

股權轉讓及增資協議須待(a)股權轉讓及增資取得有關政府機關之所有批准；(b)石家莊鋼鐵改組後取得有關政府機關之所有批准、牌照（包括營業執照）及登記，方告完成。

預期股權轉讓及增資將同時完成。石家莊鋼鐵將由中國政府全資擁有（即國有）之公司轉型為中外合資經營企業。交割後，石家莊鋼鐵之決定必須由全體董事中三分之二之董事批准，公司部份其他事宜則須獲全體董事一致批准。因此，石家莊鋼鐵將於交割後在財務報表內以一家中信泰富的共同控制實體入賬。石家莊鋼鐵之業績、資產及負債將不會合併計入中信泰富之合併財務報表內。該會計處理方法與中信泰富就二零零四年經審核年度賬目所採納之會計政策一致，並已獲中信泰富之核數師同意。董事預期股權轉讓及增資將不會對本公司的盈利、資產淨值及負債有不利影響。

於股權轉讓及增資交割前，中信泰富已於二零零五年十一月二十二日為石家莊鋼鐵的一家附屬公司提供最高金額為人民幣400,000,000元的擔保（約港幣384,000,000元），以便石家莊鋼鐵的一家附屬公司取得銀行融資，而河北省產權交易中心已將相等於擔保金額之保證金退回本公司。預期該筆銀行融資將於股東根據股權轉讓及增資協議支付增資款後隨即償還。有關擔保屆時將告取消。

有關石家莊鋼鐵之資料

石家莊鋼鐵於一九九七年五月二十二日在中國河北省石家莊成立，現時由中國政府全資擁有。石家莊鋼鐵現時之年產能力為二百萬噸特鋼，並為中國主要特鋼製造商之一。石家莊鋼鐵主要透過其擁有75.09%權益之附屬公司石家莊鋼鐵股份有限公司經營業務，從事生產及銷售特鋼及相關產品。石家莊鋼鐵股份有限公司為石家莊鋼鐵之主要營運公司。為了精簡公司架構，該公司將於股權轉讓及增資協議完成後儘快被解散，其全部債權債務將由石家莊鋼鐵承繼。

河北國資委將於簽訂股權轉讓及增資協議後隨即按石家莊鋼鐵之淨資產轉增註冊資本，轉增後及於股權轉讓及增資協議完成前的石家莊鋼鐵註冊資本將約為人民幣1,328,000,000元（約港幣1,275,000,000元）。股權轉讓及增資協議完成後，石家莊鋼鐵之投資總額及註冊資本將分別為人民幣4,000,000,000元（約港幣3,840,000,000元）及人民幣2,000,000,000元（約港幣1,920,000,000元）。石家莊鋼鐵之經營期限自取得新營業執照日期起計為期50年，並可於獲中國有關機關批准之情況下展期。

股權轉讓及增資協議完成後，石家莊鋼鐵董事會將由七名董事組成，其中四名將由中信泰富委任，兩名由河北國資委委任，餘下一名由河北眾富委任。主席將由中信泰富提名。

按中國公認會計原則計算，截至二零零四年十二月三十一日止年度，石家莊鋼鐵除稅前及除稅後之未經審核淨溢利（不包括一家於二零零四年成立的經營醫院之附屬公司之權益）分別約人民幣457,000,000元（約港幣439,000,000元）及人民幣282,000,000元（約港幣271,000,000元）。按中國公認會計原則計算，截至二零零三年十二月三十一日止年度，石家莊鋼鐵除稅前及除稅後未經審核淨溢利分別約人民幣305,000,000元（約港幣293,000,000元）及人民幣212,000,000元（約港幣204,000,000元）。按中國公認會計原則計算，於二零零四年十二月三十一日，石家莊鋼鐵之未經審核資產淨值（不包括一家於二零零四年成立的經營醫院之附屬公司之權益）約人民幣1,346,000,000元（約港幣1,292,000,000元）。

該醫院附屬公司由石家莊鋼鐵擁有88.9%，並不構成石家莊鋼鐵核心業務的一部份，並將於交割前由石家莊鋼鐵剝離。訂約各方於釐定股權轉讓之代價或增資之認購價時並無計入該醫院附屬公司。

進行股權轉讓及增資之理由及益處

透過進行股權轉讓及增資投資於石家莊鋼鐵，可為本集團帶來良機，藉取得石家莊鋼鐵大多數股權，於中國進一步擴展其特鋼製造業務。藉著是項股權轉讓，本集團將擁有華東、華中及華北各地市場的產銷渠道。股權轉讓及增資完成後，中信泰富將有權委任石家莊鋼鐵大部份董事會成員。

董事（包括獨立非執行董事）認為股權轉讓及增資協議之條款乃一般商業條款，屬公平合理，且符合中信泰富及其股東整體利益。

有關訂約方之資料

中信泰富之主要業務為於香港及中國從事基礎建設，包括發電、信息業、航空及基礎設施，以及特鋼製造、分銷汽車及消費品和物業投資及發展。河北國資委為負責管理國有資產之政府機關。河北眾富為由石家莊鋼鐵多名管理層成員及僱員實益擁有之公司。中信泰富確認，經董事會作出一切合理查詢後所深知、得悉及確信，河北眾富、其最終實益擁有人及河北國資委均為與中信泰富或中信泰富或其任何附屬公司之任何董事、行政總裁或主要股東或彼等各自任何聯繫人士概無關連之獨立第三方。

一般事項

由於適用百分比率超過5%及少於25%，故股權轉讓及增資協議構成中信泰富之須予披露交易，須遵守上市規則有關公佈及申報之規定。

其他資料

敬希　閣下垂注本通函附錄所載之一般資料。

此致

列位股東 台照

承董事會命
中信泰富有限公司
主席
榮智健
謹啟

二零零五年十二月七日

1. 責任聲明

本通函之資料乃遵照上市規則刊載，旨在提供有關本公司的資料。董事願就本通函所載資料的準確性共同及個別承擔全部責任，並在作出一切合理查詢後確認，就彼等所知及所信，並無遺漏其他事實，致使本通函所載任何內容產生誤導。

2. 權益披露

(a) 董事及行政總裁之證券權益

除下文所披露者外，於最後可行日期，本公司各董事及行政總裁概無於本公司或其相聯法團（定義見證券及期貨條例）的股份、相關股份或債券中擁有根據證券及期貨條例第352條必須列入該條所指登記冊內，或必須根據證券及期貨條例第XV部第7及第8分部（包括根據證券及期貨條例有關規定被認為或視作擁有的權益及淡倉）或上市規則所載上市公司董事進行證券交易的標準守則向本公司及聯交所申報的權益或淡倉：

(i) 本公司股份：

	股份數目				
董事姓名	個人權益	法團權益	家族權益	信託及類似權益	佔已發行股本百分比(%)
榮智健		400,381,000			18.259
范鴻齡		1,728,000		44,600,000	2.113
李松興	500,000				0.023
阮紀堂	33,000				0.002
莫偉龍				3,200,000	0.146
劉基輔	40,000				0.002
張立憲	30,000				0.001
陸鍾漢	1,050,000	500,000[1]	500,000[1]		0.071
德馬雷	1,488,000	102,242,000[2]	75,000		4.734
彼得•克萊特 *（德馬雷先生的替任董事）*	2,100				0.0001

附註：

1. *由於該500,000股股份乃透過一間由有關董事及其家族擁有之公司持有，故有關董事持有之法團權益與其家族權益重疊。*

2. *該102,242,000股股份中，2,012,000股股份乃透過一間由有關董事控制之法團持有，另外100,230,000股股份則透過一間由有關董事出任主席兼聯席行政總裁之法團間接持有。*

(ii) 本公司之購股權

董事	授出日期	授出購股權數目	已作廢／註銷／行使之購股權	未行使購股權數目	佔已發行股本百分比(%)
榮智健	二零零二年五月二十八日	2,000,000	無	4,000,000	0.182
	二零零四年十一月一日	2,000,000			
李松興	二零零二年五月二十八日	1,000,000	無	2,000,000	0.091
	二零零四年十一月一日	1,000,000			
阮紀堂	二零零二年五月二十八日	500,000	無	1,000,000	0.046
	二零零四年十一月一日	500,000			
莫偉龍	二零零二年五月二十八日	1,000,000	無	2,000,000	0.091
	二零零四年十一月一日	1,000,000			
姚進榮	二零零二年五月二十八日	300,000	無	800,000	0.036
	二零零四年十一月一日	500,000			
李士林	二零零二年五月二十八日	300,000	無	300,000	0.014
榮明杰	二零零二年五月二十八日	300,000	無	800,000	0.036
	二零零四年十一月一日	500,000			
劉基輔	二零零二年五月二十八日	300,000	無	800,000	0.036
	二零零四年十一月一日	500,000			
張立憲	二零零二年五月二十八日	300,000	無	800,000	0.036
	二零零四年十一月一日	500,000			

(iii) 相聯法團股份：

	國泰航空有限公司之普通股數目				
董事姓名	個人權益	法團權益	家族權益	信託及類似權益	佔已發行股本百分比(%)
陸鍾漢	450,000				0.013

(b) **本公司主要股東**

於最後可行日期，除本通函所披露者外，就任何董事或本公司行政總裁所知，並無任何人士（董事或本公司行政總裁或彼等各自的聯繫人士除外）在股份或相關股份中擁有根據證券及期貨條例第XV部第2及第3分部之規定須向本公司披露的任何權益或淡倉：

名稱	本公司股份數目	佔已發行股本百分比(%)
中國中信集團公司	632,066,285	28.824
中信（香港集團）有限公司（「中信香港」）	632,066,285	28.824
Heedon Corporation	498,424,285	22.730
Honpville Corporation	310,988,221	14.182

中信香港透過下列全資附屬公司間接成為本公司主要股東（定義見上市規則）：

中信香港之附屬公司名稱	*本公司股份數目*	*佔已發行股本百分比(%)*
Affluence Limited	*43,266,000*	*1.973*
Winton Corp.	*30,718,000*	*1.401*
Westminster Investment Inc.	*101,960,000*	*4.650*
Jetway Corp.	*22,500,000*	*1.026*
Cordia Corporation	*32,258,064*	*1.471*
Honpville Corporation	*310,988,221*	*14.182*
Hainsworth Limited	*80,376,000*	*3.665*
Southpoint Enterprises Inc.	*10,000,000*	*0.456*

Affluence Limited、Winton Corp.、Westminster Investment Inc.、Jetway Corp.、Cordia Corporation、Honpville Corporation、Hainsworth Limited及Southpoint Enterprises Inc.分別實益持有本公司之股份。因此，Honpville Corporation亦為本公司之主要股東。

中國中信集團公司為中信香港之直接控股公司。中信香港為Heedon Corporation、Hainsworth Limited、Affluence Limited及Barnsley Investments Limited之直接控股公司。Heedon Corporation為Winton Corp.、Westminster Investment Inc.、Jetway Corp.、Kotron Company Ltd.及Honpville Corporation之直接控股公司，而Kotron Company Ltd.為Cordia Corporation之直接控股公司。Barnsley Investments Limited為Southpoint Enterprises Inc.之直接控股公司。因此，中國中信集團公司於本公司之權益，與中信香港於本公司之權益重疊。中信香港於本公司之權益，與上述全部由其直接及間接擁有之附屬公司於本公司之權益重疊。Heedon Corporation於本公司之權益，與上述全部由其直接及間接擁有之附屬公司於本公司之權益重疊。Barnsley Investments Limited於本公司之權益，與上述由其直接擁有之附屬公司於本公司之權益重疊，而Kotron Company Ltd.於本公司之權益，與上述由其直接擁有之附屬公司於本公司之權益重疊。

除下文所披露者外，於最後可行日期，並無董事為任何於本公司股份及相關股份中擁有權益或淡倉而根據證券及期貨條例第XV部第2及第3分部規定須向本公司披露之公司之董事或僱員，或直接或間接擁有附有權利在任何情況下於本集團任何其他成員公司之股東大會上投票的任何類別股本面值10%或以上之權益：

董事姓名	擁有須予披露權益或淡倉之公司名稱	於該公司職位
榮智健	中國中信集團公司	董事
	中信香港	董事
	Heedon Corporation	董事
	Honpville Corporation	董事
	Earnplex Corporation	董事及股東
	Bloomfield Enterprises Corp.	董事及股東
	Rockhampton Investments Limited	董事及股東
范鴻齡	中信香港	董事
莫偉龍	中信香港	董事
	Heedon Corporation	董事
	Honpville Corporation	董事
姚進榮	中國中信集團公司	董事
李士林	中國中信集團公司	董事
榮明杰	Earnplex Corporation	董事
劉基輔	中信香港	董事
張立憲	Honpville Corporation	董事

(c) 於本集團其他成員公司之主要股權

於最後可行日期，除本通函所披露者外，就任何董事或本公司行政總裁所知，並無任何人士（董事或本公司行政總裁或彼等各自的聯繫人士除外）直接或間接擁有附有權利在任何情況下於本集團任何其他成員公司之股東大會上投票的任何類別股本面值10%或以上權益：

附屬公司名稱	股東名稱	已發行股本百分比
Adwood Company Limited	Silverstone Assets Limited	30%
新香港隧道有限公司	Kumagai International Limited	13.875%
慎昌（澳門）有限公司	馬有恒先生	10%
	馬志成先生	10%
	Ka Lon Ho先生	10%
大昌－港龍機場地勤設備服務有限公司	港龍航空有限公司	30%
合眾－五十鈴汽車有限公司	Isuzu Motors Limited	40%
大昌－港龍空運設備有限公司	Nordisk Aviation Products Asia Limited	30%
大昌－港龍航材支援有限公司	港龍航空有限公司	30%
亮億有限公司	Jungle Investment Limited	10%
源森有限公司	RFC Management Limited	10%
合盈汽車有限公司	新康恆集團有限公司	40%
大昌行汽車服務中心（澳門）有限公司	新康恆集團有限公司	40%
東昌汽車（中國）有限公司	東京貿易株式會社	32.25%

附屬公司名稱	股東名稱	已發行股本百分比
恒順發有限公司	恒威投資有限公司	11.8%
	偉倫有限公司	11.8%
	梁銶琚先生（已故）	11.8%
華聯豐有限公司	Marvel Sweet Management Ltd.	15%
	偉倫有限公司	15%
亞太互聯網交換中心有限公司	HKIX Hong Kong Ltd.	25%
高樂置業有限公司	Marvel Sweet Management Ltd.	40%
Goldenburg Properties Limited	Gorich Traders Limited	30%
大昌行（澳門）工程有限公司	馬有恒先生	20%
	廖澤雲先生	20%
大昌行澳門供應鏈管理有限公司	CBA 投資股份有限公司	35%
	昌華行企業投資有限公司	10%
大昌行供應鏈管理有限公司	卓代國際有限公司	20%
華新控股有限公司	IBP Caribbean Inc.	45%
新競有限公司	Perdue Farms Incorporated	40%
雲威投資控股有限公司	Rising Sun Investments Holdings Ltd.	38%
創資有限公司	太古地產有限公司	16.67%

附屬公司名稱（為在中國成立及無股東大會概念的合營公司）(#)	股東名稱	註冊資本百分比
廣東精運物流有限公司	廣東省華大物流總公司	10%
無錫太湖景發展有限公司	無錫市國聯發展（集團）有限公司	30%
無錫太湖苑置業有限公司	無錫市國聯發展（集團）有限公司	30%
無錫太湖美生態環保有限公司	無錫市國聯發展（集團）有限公司	30%
江蘇泰富興澄特殊鋼有限公司	江陰鋼廠	10.6%
	天水投資有限公司	11.62%
江陰興澄鋼材有限公司	江陰鋼廠	11.7%
江陰興澄儲運有限公司	江陰鋼廠	11.7%
無錫興澄鋼材有限公司	江陰鋼廠	11.7%
昆明一大昌汽車服務有限公司	雲南客車廠	30%
廣東大昌食品有限公司	廣東國際貿易旅游有限公司	30%
青島安達塗料化學材料有限公司	青島新亞太國際貿易有限公司	25%
上海大昌江南鳳有限公司	上海市農業投資總公司	12.67%
	上海浦東匯侖實業總公司	10.56%
深圳中糧大昌食品有限公司	深圳市中糧貿易發展有限公司	30%
大連泰富數碼科技有限公司	大連儀表集團有限公司	19.5%
上海中信泰富廣場有限公司	上海靜安城商貿總公司	10%

\# *雖然本節已詳列有關此等合營公司的資料，但根據有關法律在中國成立的合營公司的資本架構有別於中信泰富在其他司法地區成立的附屬公司，彼此對於股東大會的概念亦不盡相同。*

3. 訴訟

於最後可行日期，本公司或其任何附屬公司概無牽涉任何重大訴訟或索償，且就董事所知，本公司或其任何附屬公司亦無任何尚未了結或蒙受威脅之重大訴訟或索償。

4. 服務合約

各董事概無與本公司或其任何附屬公司訂立或建議訂立任何服務合約（並非於一年內屆滿或僱主可於一年內終止而毋須給予補償（法定補償除外）之合約）。

5. 競爭權益

據董事所知，概無董事或彼等各自之聯繫人士於與本集團業務競爭或可能構成競爭之業務中擁有權益。

6. 一般事項

(a) 本公司的秘書為曹敏慧女士，ACIS, MA，而本公司根據上市規則第3.24條委任之合資格會計師為張立憲先生，HKICPA, AICPA, NYSSCPA。

(b) 本公司的註冊辦事處設於香港中環添美道一號中信大廈三十二樓。

(c) 本公司的股份過戶登記處為登捷時有限公司，地址為香港灣仔告士打道五十六號東亞銀行港灣中心地下。

(d) 本通函的中、英文版本如有任何歧義，概以英文版本為準。

Although the information relating to these joint venture companies have been set out under this section, such joint venture companies established in the PRC under the relevant laws thereof have a different capital structure from, and do not have the same concept of shareholders general meetings as, subsidiaries of the Company established in other jurisdictions.

3. LITIGATION

As at the Latest Practicable Date, neither the Company nor any of its subsidiaries was engaged in any litigation or claim of material importance and, so far as the Directors were aware, no litigation or claim of material importance was pending or threatened against the Company or any of its subsidiaries.

4. SERVICE CONTRACTS

There is no existing or proposed service contracts between any of the Directors and the Company or any of its subsidiaries, other than contracts expiring or determinable by the employer within one year without payment of compensation (other than statutory compensation).

5. COMPETING INTEREST

In so far as the Directors are aware, none of the Directors or their respective associates have any interest in a business which competes or is likely to compete with the business of the Group.

6. GENERAL

(a) The secretary of the Company is Ms. Alice Tso Mun Wai, ACIS, MA and the qualified accountant of the Company appointed pursuant to Rule 3.24 of the Listing Rules is Mr. Leslie Chang Li Hsien, HKICPA, AICPA, NYSSCPA.

(b) The registered office of the Company is at 32nd Floor, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong.

(c) The share registrars of the Company is Tengis Limited, Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong.

(d) The English text of this circular shall prevail over the Chinese text.

Name of subsidiary being a joint venture company established in the PRC without the concept of general meetings (#)	Name of shareholder	Percentage of registered capital
Guangdong Jing Yun Distribution Co., Ltd.	Guangdong Huada Distribution Company	10%
無錫太湖景發展有限公司 (Wuxi Taihu Jing Development Co., Ltd.)	無錫市國聯發展(集團)有限公司 (Wuxi Guo Lian Development Group Co., Ltd.)	30%
無錫太湖苑置業有限公司 (Wuxi Taihu Yuan Property Co., Ltd.)	無錫市國聯發展(集團)有限公司 (Wuxi Guo Lian Development Group Co., Ltd.)	30%
無錫太湖美生態環保有限公司 (Wuxi Taihu Mei Environmental Co., Ltd.)	無錫市國聯發展(集團)有限公司 (Wuxi Guo Lian Development Group Co., Ltd.)	30%
Jiangsu CP Xingcheng Special Steel Co., Ltd.	Jiangyin Steel Mill	10.6%
	Bright Trinity Enterprises Ltd.	11.62%
Jiangyin Xingcheng Steel Products Co., Ltd.	Jiangyin Steel Mill	11.7%
Jiangyin Xingcheng Storage and Transportation Co., Ltd.	Jiangyin Steel Mill	11.7%
Wuxi Xingcheng Steel Products Co., Ltd.	Jiangyin Steel Mill	11.7%
Kunming Dah Chong Motor Service Co., Ltd.	雲南客車廠(Yunnan Coach Factory)	30%
Guangdong Dah Chong Foodstuffs Co., Ltd.	Guangdong International Trade Travel Service Ltd.	30%
Qingdao Adachi Paints and Chemical Materials Co., Ltd.	New Asia Pacific Group Co. Ltd.	25%
Shanghai DCH Jiangnanfeng Co., Ltd.	Shanghai Agriculture Investment Holding Co., Ltd.	12.67%
	Shanghai Pudong Huilun Enterprise Holding Co., Ltd.	10.56%
Shenzhen Zhongliangdachang Foodstuffs Co., Ltd.	COFCO Shenzhen Trading & Development Co. Ltd.	30%
Dalian CP Digital Technology Co., Ltd.	大連儀表集團有限公司 (Dalian Instrument Group Co., Ltd.)	19.5%
上海中信泰富廣場有限公司 (Shanghai CITIC Square Co., Ltd.)	Shanghai Jingan City Trading Group Company	10%

Name of subsidiary	Name of shareholder	Percentage of issued share capital
Hang Shun Fat Company, Limited	Honorway Investments Limited	11.8%
	Wideland Investors Limited	11.8%
	Mr. Leung Kau Kui, deceased	11.8%
Wah Luen Fung Company, Limited	Marvel Sweet Management Ltd.	15%
	Wideland Investors Limited	15%
Asia Pacific Internet Exchange Limited	HKIX Hong Kong Ltd.	25%
Ko Lok Investment Company, Limited	Marvel Sweet Management Ltd.	40%
Goldenburg Properties Limited	Gorich Traders Limited	30%
Dah Chong Hong (Macao) Engineering Limited	Mr. Ma Iao Hang	20%
	Mr. Liu Chak Wan	20%
Dah Chong Hong Macau Total Supply Chain Management Company Limited	CBA Investments Company Limited	35%
	Cheong Wah Hong Corporation – Enterprises and Investments Limited	10%
DCH Supply Chain Management Company Limited	Excel Epoch International Limited	20%
Mainstream Holdings Limited	IBP Caribbean Inc.	45%
Regal Heights Limited	Perdue Farms Incorporated	40%
Winway Investments Holdings Corp.	Rising Sun Investments Holdings Ltd.	38%
Join Resources Limited	Swire Properties Limited	16.67%

(c) **Substantial shareholding in other members of the Group**

As at the Latest Practicable Date, save as disclosed herein, so far as was known to any Director or chief executive of the Company, no person (other than a Director or chief executive of the Company or their respective associates) is, directly or indirectly, interested in ten per cent. or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group:

Name of subsidiary	Name of shareholder	Percentage of issued share capital
Adwood Company Limited	Silverstone Assets Limited	30%
New Hong Kong Tunnel Company Limited	Kumagai International Limited	13.875%
Sims Trading (Macau) Company Limited	Mr. Ma Iao Hang	10%
	Mr. Ma Chi Seng	10%
	Mr. Ka Lon Ho	10%
Dah Chong Hong – Dragonair Airport GSE Service Limited	Hong Kong Dragon Airlines Limited	30%
Triangle – Isuzu Motors Limited	Isuzu Motors Limited	40%
DAS Nordisk Limited	Nordisk Aviation Products Asia Limited	30%
DAS Aviation Support Limited	Hong Kong Dragon Airlines Limited	30%
Bright Billion Limited	Jungle Investment Limited	10%
Alixon Co. Ltd.	RFC Management Limited	10%
Prosperity Motors Limited	Xin Kang Heng Holdings Limited	40%
Dah Chong Hong Motor Service Centre (Macau) Limited	Xin Kang Heng Holdings Limited	40%
Dong Chong Motors (China) Limited	Tokyo Boeki Ltd.	32.25%

CITIC Group is the direct holding company of CITIC HK. CITIC HK is the direct holding company of Heedon Corporation, Hainsworth Limited, Affluence Limited and Barnsley Investments Limited. Heedon Corporation is the direct holding company of Winton Corp., Westminster Investment Inc., Jetway Corp., Kotron Company Ltd. and Honpville Corporation and Kotron Company Ltd. is the direct holding company of Cordia Corporation. Barnsley Investments Limited is the direct holding company of Southpoint Enterprises Inc. Accordingly, the interests of CITIC Group in the Company duplicate the interests of CITIC HK in the Company. The interests of CITIC HK in the Company duplicate the interests in the Company of all its direct and indirect subsidiary companies as described above. The interests of Heedon Corporation in the Company duplicate the interests in the Company of all its direct and indirect subsidiary companies as described above. The interests of Barnsley Investments Limited in the Company duplicate the interests in the Company of its direct subsidiary company as described above and the interests of Kotron Company Ltd. in the Company duplicate the interests in the Company of its direct subsidiary company as described above.

As at the Latest Practicable Date, save as disclosed below, none of the Directors is a director or employee of a company which had an interest or short position in the Shares and underlying Shares of the Company which would fall to be disclosed to the Company under the provisions of Division 2 and 3 of Part XV of the SFO, or, is, directly or indirectly, interested in ten per cent. or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group:

Name of Director	Name of company which had such discloseable interest or short position	Position within such company
Larry Yung Chi Kin	CITIC Group	Director
	CITIC HK	Director
	Heedon Corporation	Director
	Honpville Corporation	Director
	Earnplex Corporation	Director & Shareholder
	Bloomfield Enterprises Corp.	Director & Shareholder
	Rockhampton Investments Limited	Director & Shareholder
Henry Fan Hung Ling	CITIC HK	Director
Vernon Francis Moore	CITIC HK	Director
	Heedon Corporation	Director
	Honpville Corporation	Director
Yao Jinrong	CITIC Group	Director
Li Shilin	CITIC Group	Director
Carl Yung Ming Jie	Earnplex Corporation	Director
Liu Jifu	CITIC HK	Director
Leslie Chang Li Hsien	Honpville Corporation	Director

(iii) Shares in the associated corporation:

	Number of ordinary shares in Cathay Pacific Airways Limited				
Name of Director	Personal interests	Corporate interests	Family interests	Trusts and similar interests	Percentage to the issued share capital (%)
Hansen Loh Chung Hon	450,000				0.013

(b) Substantial shareholders of the Company

As at the Latest Practicable Date, save as disclosed herein, so far as was known to any Director or chief executive of the Company, no person (other than a Director or chief executive of the Company or their respective associates) had any interest or short position in the Shares or underlying Shares which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO:

Name	Number of Shares of the Company	Percentage to the issued share capital (%)
CITIC Group	632,066,285	28.824
CITIC Hong Kong (Holdings) Limited ("CITIC HK")	632,066,285	28.824
Heedon Corporation	498,424,285	22.730
Honpville Corporation	310,988,221	14.182

CITIC HK is a substantial shareholder of the Company (within the meaning of the Listing Rules) indirectly through the following wholly owned subsidiary companies:

Name of subsidiary companies of CITIC HK	*Number of Shares of the Company*	*Percentage to the issued share capital (%)*
Affluence Limited	*43,266,000*	*1.973*
Winton Corp.	*30,718,000*	*1.401*
Westminster Investment Inc.	*101,960,000*	*4.650*
Jetway Corp.	*22,500,000*	*1.026*
Cordia Corporation	*32,258,064*	*1.471*
Honpville Corporation	*310,988,221*	*14.182*
Hainsworth Limited	*80,376,000*	*3.665*
Southpoint Enterprises Inc.	*10,000,000*	*0.456*

Each of Affluence Limited, Winton Corp., Westminster Investment Inc., Jetway Corp., Cordia Corporation, Honpville Corporation, Hainsworth Limited and Southpoint Enterprises Inc. holds the shares of the Company beneficially. Accordingly, Honpville Corporation is a substantial shareholder of the Company.

2. *Out of 102,242,000 Shares, 2,012,000 Shares are held by a corporation controlled by the relevant Director and 100,230,000 Shares are held indirectly by a corporation of which the relevant Director is the President and Co-Chief Executive Officer.*

(ii) Share options in the Company

Directors	Date of Grant	Number of Share options granted	Options lapsed/ cancelled/ exercised	Number of Share options Outstanding	Percentage of issued share capital %
Larry Yung Chi Kin	28 May 2002	2,000,000	Nil	4,000,000	0.182
	1 Nov 2004	2,000,000			
Peter Lee Chung Hing	28 May 2002	1,000,000	Nil	2,000,000	0.091
	1 Nov 2004	1,000,000			
Norman Yuen Kee Tong	28 May 2002	500,000	Nil	1,000,000	0.046
	1 Nov 2004	500,000			
Vernon Francis Moore	28 May 2002	1,000,000	Nil	2,000,000	0.091
	1 Nov 2004	1,000,000			
Yao Jinrong	28 May 2002	300,000	Nil	800,000	0.036
	1 Nov 2004	500,000			
Li Shilin	28 May 2002	300,000	Nil	300,000	0.014
Carl Yung Ming Jie	28 May 2002	300,000	Nil	800,000	0.036
	1 Nov 2004	500,000			
Liu Jifu	28 May 2002	300,000	Nil	800,000	0.036
	1 Nov 2004	500,000			
Leslie Chang Li Hsien	28 May 2002	300,000	Nil	800,000	0.036
	1 Nov 2004	500,000			

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts not contained in this circular, the omission of which would make any statement herein misleading.

2. DISCLOSURE OF INTERESTS

(a) Interests of Directors and chief executive in securities

Save as disclosed below, as at the Latest Practicable Date, none of the Directors and the chief executive of the Company had any interest or short position in the Shares, underlying Shares or debentures of the Company or its associated corporations (within the meaning of the SFO) which were required, pursuant to section 352 of the SFO, to be entered into the register referred to therein, or were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interest and short position which he was taken or deemed to have under such provisions of the SFO) or the Model Code for Securities Transactions by Directors of Listed Companies set out in the Listing Rules:

(i) Shares in the Company:

	Number of Shares				
Name of Director	Personal interests	Corporate interests	Family interests	Trusts and similar interests	Percentage of issued share capital (%)
Larry Yung Chi Kin		400,381,000			18.259
Henry Fan Hung Ling		1,728,000		44,600,000	2.113
Peter Lee Chung Hing	500,000				0.023
Norman Yuen Kee Tong	33,000				0.002
Vernon Francis Moore				3,200,000	0.146
Liu Jifu	40,000				0.002
Leslie Chang Li Hsien	30,000				0.001
Hansen Loh Chung Hon	1,050,000	500,000[1]	500,000[1]		0.071
André Desmarais	1,488,000	102,242,000[2]	75,000		4.734
Peter Kruyt *(alternate director to Mr André Desmarais)*	2,100				0.0001

Notes:

1. *The corporate interests and the family interests of the relevant Director duplicate each other as the 500,000 Shares are held through a company in which the relevant Director and his family are interested.*

REASONS AND BENEFIT FOR THE ACQUISITION AND CAPITAL INJECTION

The investment in Shijiazhuang Steel Mill through the Acquisition and Capital Injection provides an opportunity for the Group to further expand its special steel manufacturing business in the PRC by obtaining a majority stake in Shijiazhuang Steel Mill. Given this acquisition, the Group will have access to markets in East, Central and North China. Upon completion of the Acquisition and Capital Injection, CITIC Pacific will be entitled to appoint the majority of the board of directors of Shijiazhuang Steel Mill.

The Directors (including the independent non-executive directors) consider that the terms of the Acquisition and Capital Injection Agreement are normal commercial terms and are fair and reasonable and in the interests of CITIC Pacific and its shareholders as a whole.

INFORMATION RELATING TO THE PARTIES

The principal businesses of CITIC Pacific comprise the provision of basic infrastructure in Hong Kong and the PRC including power generation, communications, aviation and civil infrastructure and the manufacturing of special steel, distribution of motor vehicles and consumer products and property investment and development. Hebei SASAC is a governmental authority responsible for administration of state assets. Hebei Zhongfu is a company beneficially owned by various management members and employees of Shijiazhuang Steel Mill. CITIC Pacific confirms that, to the best of the Directors' knowledge, information and belief having made all reasonable enquiry, Hebei Zhongfu, its ultimate beneficial owners and Hebei SASAC are third parties independent of and not connected with CITIC Pacific or any of the directors, chief executive or substantial shareholders of CITIC Pacific or any of its subsidiaries or any of their respective associates.

GENERAL

As the applicable Percentage Ratios are more than 5% and less than 25%, the Acquisition and Capital Injection Agreement constitutes a discloseable transaction of CITIC Pacific and is subject to the announcement and reporting requirements of the Listing Rules.

ADDITIONAL INFORMATION

Your attention is drawn to the general information set out in the Appendix to this circular.

Yours faithfully,
By Order of the Board
CITIC Pacific Limited
Larry Yung Chi Kin
Chairman

INFORMATION ON SHIJIAZHUANG STEEL MILL

Shijiazhuang Steel Mill was established on 22 May 1997 in Shijiazhuang, Hebei Province, PRC. At present, it is wholly owned by the PRC government. Shijiazhuang Steel Mill has current annual production capacity of 2 million tonnes of special steel and is one of the leading special steel manufacturers in the PRC. Shijiazhuang Steel Mill principally operates through its 75.09% subsidiary Shijiazhuang Iron & Steel Holdings Ltd (石家莊鋼鐵股份有限公司) and engages in the production and sale of special steel and related products. Shijiazhuang Iron & Steel Holdings Ltd (石家莊鋼鐵股份有限公司) is the main operating arm of Shijiazhuang Steel Mill. In order to streamline the corporate structure, this company will be dissolved as soon as practicable after completion of the Acquisition and Capital Injection Agreement with all its assets and liabilities transferred to Shijiazhuang Steel Mill.

Forthwith upon signing the Acquisition and Capital Injection Agreement, Hebei SASAC with reference to the net asset value of Shijiazhuang Steel Mill, will capitalize certain reserves into registered capital and after capitalization, the registered capital of Shijiazhuang Steel Mill will be approximately RMB1,328 million (approximately HK$1,275 million) prior to completion of the Acquisition and Capital Injection Agreement. Upon completion of the Acquisition and Capital Injection Agreement, the total investment and registered capital of Shijiazhuang Steel Mill will be RMB4,000 million (approximately HK$3,840 million) and RMB2,000 million (approximately HK$1,920 million) respectively. The term of Shijiazhuang Steel Mill will be 50 years commencing from the date of obtaining the new business license, which may be extended if approved by the relevant PRC authorities.

The board of directors of Shijiazhuang Steel Mill will, after completion of the Acquisition and Capital Injection Agreement, comprise seven directors, four of which shall be appointed by CITIC Pacific, two by Hebei SASAC and one by Hebei Zhongfu. The Chairman shall be nominated by CITIC Pacific.

For the year ended 31 December 2004, the unaudited net profits before and after taxation of Shijiazhuang Steel Mill (in accordance with generally accepted accounting principles in the PRC and excluding the subsidiary operating a hospital incorporated in the year 2004) were approximately RMB457 million (approximately HK$439 million) and RMB282 million (approximately HK$271 million) respectively. For the year ended 31 December 2003, the unaudited net profits before and after taxation of Shijiazhuang Steel Mill (in accordance with generally accepted accounting principles in the PRC) were approximately RMB305 million (approximately HK$293 million) and RMB212 million (approximately HK$204 million) respectively. As at 31 December 2004, the unaudited net asset value of Shijiazhuang Steel Mill (in accordance with generally accepted accounting principles in the PRC and excluding the interest in the subsidiary operating a hospital incorporated in the year 2004) was approximately RMB1,346 million (approximately HK$1,292 million).

The hospital subsidiary was owned by Shijiazhuang Steel Mill as to 88.9%. It does not form part of the core business of Shijiazhuang Steel Mill and will be disposed of by Shijiazhuang Steel Mill before completion. It has not been taken into account by the parties in arriving at the consideration for the Acquisition nor the Capital Injection.

Completion accounts will be prepared and audited (in accordance with generally accepted accounting principles in the PRC) with the view to ascertaining the net asset value of Shijiazhuang Steel Mill (excluding the interest in a subsidiary operating a hospital) as of the date of the completion. If the relevant net asset value at completion exceeds the corresponding net asset value as of 31 December 2004, such excess shall belong to Hebei SASAC and be payable by Shijiazhuang Steel Mill either (a) in cash within one week after the completion accounts are prepared and audited or (b) by Shijiazhuang Steel Mill issuing new registered capital to Hebei SASAC upon which CITIC Pacific and Hebei Zhongfu will subscribe for such amount of new equity in Shijiazhuang Steel Mill in order to maintain their respective 65% and 15% interest. If the relevant net asset value at completion is less than the corresponding net asset value as of 31 December 2004, Hebei SASAC shall indemnify Shijiazhuang Steel Mill on a dollar for dollar basis for such deficit.

Completion

Completion of the Acquisition and Capital Injection Agreement is conditional upon (a) all approvals from the relevant governmental authorities for the Acquisition and the Capital Injection having been obtained; (b) all the approvals, licences (including business licence) and registration from the relevant governmental authorities for the changes of the constitution of Shijiazhuang Steel Mill having been obtained.

Completion of the Acquisition and Capital Injection is expected to take place simultaneously. Shijiazhuang Steel Mill will be changed from a company wholly owned by the PRC government (i.e. state-owned) into a Sino-foreign equity joint venture company. After completion, decisions of Shijiazhuang Steel Mill must be approved by two thirds of all its directors, with some other corporate matters requiring unanimous approval by all the directors. As such, Shijiazhuang Steel Mill would be accounted for as a jointly controlled entity of CITIC Pacific in the financial statement upon completion. The results, assets and liabilities of Shijiazhuang Steel Mill will not be consolidated into CITIC Pacific's consolidated financial statements. Such accounting treatment is consistent with the accounting policy adopted by CITIC Pacific's audited annual accounts of 2004, and has been concurred by CITIC Pacific's auditors. The Directors expect that the Acquisition and Capital Injection would not have adverse effect on the earnings, net asset value and liabilities of the Company.

Prior to completion of the Acquisition and Capital Injection, CITIC Pacific executed a guarantee in the amount of up to RMB400 million (approximately HK$384 million) on 22 November 2005 to secure the banking facilities granted to a subsidiary of Shijiazhuang Steel Mill and Hebei Merger Centre has returned the deposit equivalent to the guaranteed amount to the Company. The banking facilities are expected to be repaid once the proceeds for Capital Injection has been paid by shareholders to Shijiazhuang Steel Mill according to the Acquisition and Capital Injection Agreement. The guarantee will then be cancelled.

(2) Hebei SASAC in the amount of RMB134,387,667.70 (approximately HK$129,012,161); and

(3) Hebei Zhongfu in the amount of RMB341,144,582.87 (approximately HK$327,498,800).

At present, Shijiazhuang Steel Mill is owned by Hebei SASAC as to 100% of its registered capital. Upon completion of the Acquisition and Capital Injection Agreement, CITIC Pacific, Hebei SASAC and Hebei Zhongfu will respectively hold 65% (i.e. in the amount of RMB1,300 million (approximately HK$1,248 million)), 20% (i.e. in the amount of RMB400 million (approximately HK$384 million)) and 15% (i.e. in the amount of RMB300 million (approximately HK$288 million)) of the enlarged registered capital of Shijiazhuang Steel Mill.

Consideration for the Acquisition and Amount of Capital Injection

The purchase price payable by CITIC Pacific to Hebei SASAC for the acquisition of the Sale Interest is RMB1,281,887,104.49 (approximately HK$1,230,611,620) and the amount of Capital Injection payable by CITIC Pacific is RMB196,406,087.92 (approximately HK$188,549,844).

In August 2005, the Company submitted its tender proposal to Hebei SASAC regarding the acquisition of Shijiazhuang Steel Mill. As a condition to the tender process, on 9 August 2005 the Company paid a deposit equivalent to RMB500 million (approximately HK$480 million) to Hebei SASAC. The amount was kept in custody by Hebei Merger Centre (河北省產權交易中心). The said amount will be returned to the Company at the same time as the Company settles the purchase price in respect of the Acquisition as set out below.

The payment for the purchase price and amount of the Capital Injection payable by CITIC Pacific in respect of the Acquisition and the Capital Injection respectively shall be made within one month after approval from the relevant governmental authorities for the Acquisition and Capital Injection Agreement having been obtained. It will be funded by the internal resources of CITIC Pacific.

The said purchase price of approximately RMB1,282 million (approximately HK$1,231 million) was determined after arm's length negotiation between CITIC Pacific and Hebei SASAC with reference to the appraised net asset value of Shijiazhuang Steel Mill (excluding the interest in a subsidiary operating a hospital incorporated in the year 2004) as at 31 December 2004 of approximately RMB1,452 million (approximately HK$1,394 million) as stipulated in the appraisal report prepared by China Consultants of Accounting and Financial Management Co., Ltd., a professional appraiser in the PRC which, to the best of the Directors' knowledge, information and belief having made all reasonable enquiry, is a third party independent of and not connected with CITIC Pacific or any of the directors, chief executive or substantial shareholders of CITIC Pacific or any of its subsidiaries or any of their respective associates.

- acquire 80% of the existing registered capital of Shijiazhuang Steel Mill from Hebei SASAC for a consideration of RMB1,281,887,104.49 (approximately HK$1,230,611,620); and

- subscribe for new registered capital of Shijiazhuang Steel Mill in the amount of RMB196,406,087.92 (approximately HK$188,549,844).

Upon completion of the Acquisition and Capital Injection Agreement, CITIC Pacific will hold 65% of the enlarged registered capital of Shijiazhuang Steel Mill which will become a jointly controlled entity of CITIC Pacific.

As the applicable Percentage Ratios are more than 5% and less than 25%, the Acquisition and Capital Injection Agreement constitutes a discloseable transaction of CITIC Pacific and is subject to the announcement and reporting requirements of the Listing Rules.

The purpose of this circular is to provide you with further information relating to, among others, details of the Acquisition and Capital Injection Agreement.

ACQUISITION AND CAPITAL INJECTION AGREEMENT

Date: 11 November 2005

Parties:

(1) CITIC Pacific, as purchaser of the Sale Interest and as subscriber of the registered capital of Shijiazhuang Steel Mill

(2) Hebei SASAC, as vendor of the Sale Interest and as subscriber of the registered capital of Shijiazhuang Steel Mill

(3) Hebei Zhongfu, as subscriber of the registered capital of Shijiazhuang Steel Mill

CITIC Pacific has nominated its wholly-owned subsidiary, Winchamp Enterprises Corp, to enter into the relevant joint venture contract and to execute the articles of association of Shijiazhuang Steel Mill.

Assets involved

- 80% of the existing registered capital of Shijiazhuang Steel Mill (excluding the interest in a subsidiary operating a hospital) from Hebei SASAC for a consideration of RMB1,281,887,104.49 (approximately HK$1,230,611,620); and

- registered capital of Shijiazhuang Steel Mill for subscription by:

  (1) CITIC Pacific in the amount of RMB196,406,087.92 (approximately HK$188,549,844);

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 267)

Directors:
Larry Yung Chi Kin *(Chairman)*
Henry Fan Hung Ling *(Managing Director)*
Peter Lee Chung Hing *(Deputy Managing Director)*
Norman Yuen Kee Tong *(Deputy Managing Director)*
Vernon Francis Moore *(Executive Director)*
Yao Jinrong *(Executive Director)*
Li Shilin *(Executive Director)*
Carl Yung Ming Jie *(Executive Director)*
Liu Jifu *(Executive Director)*
Leslie Chang Li Hsien *(Executive Director)*
Willie Chang*
Hamilton Ho Hau Hay**
Alexander Reid Hamilton**
Hansen Loh Chung Hon**
Norman Ho Hau Chong**
André Desmarais*
Peter Kruyt#

* *Non-executive Director*
** *Independent non-executive Director*
\# *Alternate Director to André Desmarais*

Registered Office:
32nd Floor
CITIC Tower
1 Tim Mei Avenue
Central
Hong Kong

7 December 2005

To the Shareholders,

Dear Sir or Madam,

DISCLOSEABLE TRANSACTION

ACQUISITION AND CAPITAL INJECTION AGREEMENT IN RESPECT OF SHIJIAZHUANG STEEL MILL

INTRODUCTION

In an announcement dated 15 November 2005, the Directors announced that on 11 November 2005, CITIC Pacific entered into the Acquisition and Capital Injection Agreement with Hebei SASAC and Hebei Zhongfu whereby CITIC Pacific agreed to:–

"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange;
"Percentage Ratios"	has the meaning set out in Rule 14.04(9) of the Listing Rules;
"PRC"	People's Republic of China;
"RMB"	Renminbi, the lawful currency of the PRC;
"Sale Interest"	80% of the existing registered capital of Shijiazhuang Steel Mill;
"SFO"	the Securities and Futures Ordinance (Cap. 571 of the laws of Hong Kong);
"Share(s)"	share(s) of HK$0.4 each in the share capital of the Company;
"Shareholders"	holder of Shares in CITIC Pacific;
"Shijiazhuang Steel Mill"	石家莊鋼鐵有限責任公司 (Shijiazhuang Iron & Steel Co., Ltd.), a company wholly owned by the PRC government which will become a Sino-foreign equity joint venture company upon the completion of the Acquisition and Capital Injection Agreement;
"Stock Exchange"	The Stock Exchange of Hong Kong Limited; and
"%"	percentage.

(For reference only, the exchange rates used in this circular are RMB1 = HK$0.96.)

In this circular, the following expressions have the following meanings unless the context otherwise requires:

"Acquisition"	the acquisition of Sale Interest by CITIC Pacific under the Acquisition and Capital Injection Agreement;
"Acquisition and Capital Injection Agreement"	the acquisition and capital injection agreement entered into between CITIC Pacific, Hebei SASAC and Hebei Zhongfu, the principal terms of which are set out below;
"associate(s)" or "connected person(s)"	have the meanings ascribed to them respectively under the Listing Rules;
"Board"	the board of Directors;
"Capital Injection"	the injection as the additional capital of Shijiazhuang Steel Mill by CITIC Pacific in the amount of RMB196,406,087.92 (approximately HK$188,549,844), Hebei SASAC in the amount of RMB134,387,667.70 (approximately HK$129,012,161) and Hebei Zhongfu in the amount of RMB341,144,582.87 (approximately HK$327,498,800) under the Acquisition and Capital Injection Agreement;
"Company" or "CITIC Pacific"	CITIC Pacific Limited, a company incorporated in Hong Kong whose shares are listed on the Stock Exchange;
"Director(s)"	director(s) of CITIC Pacific;
"Group"	the Company and its subsidiaries;
"Hebei SASAC"	中國河北省人民政府國有資產監督管理委員會(State-owned Assets Supervision and Administration Commission of the Government of Hebei Province, PRC);
"Hebei Zhongfu"	河北眾富投資有限責任公司(Hebei Zhongfu Investment Limited), a company beneficially owned by various management members and employees of Shijiazhuang Steel Mill;
"Latest Practicable Date"	30 November 2005, being the latest practicable date prior to the printing of this circular for the purpose of ascertaining certain information contained in this circular;

CONTENTS

Page

Definitions 1

Letter from the Board 3

Appendix – General Information 9

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in CITIC Pacific Limited, you should at once hand this circular to the purchaser or the transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 267)

DISCLOSEABLE TRANSACTION

ACQUISITION AND CAPITAL INJECTION AGREEMENT IN RESPECT OF SHIJIAZHUANG STEEL MILL

7 December 2005

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your licensed securities dealer or registered institution in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in CITIC Pacific Limited, you should at once hand this circular to the purchaser or the transferee or to the licensed securities dealer or registered institution in securities or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 267)

DISCLOSEABLE TRANSACTION

DAYE SHARE REFORM PLAN

22 December 2005

CONTENTS

	Page
Definitions	1
Letter from the Board	3
Appendix – General Information	8

In this circular, the following expressions have the following meanings unless the context otherwise requires:

"Board"	the board of Directors
"CITIC Pacific" or the "Company"	CITIC Pacific Limited, a company incorporated in Hong Kong whose shares are listed on the Main Board of the Stock Exchange
"CITIC Pacific China"	中信泰富(中國)投資有限公司(CITIC Pacific China Holdings Limited), a company incorporated in the PRC and a wholly-owned subsidiary of the Company
"Daye"	大冶特殊鋼股份有限公司 (Daye Special Steel Co., Ltd.), a joint stock limited company incorporated in the PRC whose shares are listed on the Shenzhen Stock Exchange
"Daye Freely Transferable Share(s)"	freely transferable share(s) of Daye
"Daye Non-freely Transferable Share(s)"	not freely transferable share(s) of Daye
"Daye Share Reform Plan"	the proposal for the conversion of the Daye Non-freely Transferable Shares into Daye Freely Transferable Shares
"Directors"	directors of the Company
"Group"	the Company and its subsidiaries
"Implementation Date"	the date of implementation of the Daye Share Reform Plan
"Latest Practicable Date"	16 December 2005, being the latest practicable date prior to the printing of this circular for the purpose of ascertaining certain information contained in this circular
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Option Date"	the last trading day of the twelfth month after the Implementation Date

"Option Period"	the trading days comprised in a period of 30 days after the Option Date
"Percentage Ratios"	has the meaning set out in Rule 14.04(9) of the Listing Rules
"PRC"	the People's Republic of China
"Record Date"	3 January 2006, which is the date chosen for the determination of shareholders' entitlements to vote in respect of the Daye Share Reform Plan
"RMB"	Renminbi, the lawful currency of the PRC
"Share(s)"	share(s) of HK$0.40 each in the share capital of the Company
"Shareholders"	holder of Shares in CITIC Pacific
"SFO"	the Securities and Futures Ordinance (Cap. 571 of the laws of Hong Kong)
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Xin Yegang"	湖北新冶鋼有限公司 (Hubei Xin Yegang Co., Ltd.), a joint venture company incorporated in the PRC and owned as to 95% by the Company and as to 5% by 黃石東方投資有限公司 (Huangshi Dongfang Investment Co., Ltd.)
"%"	percentage

(For the purpose of illustration only, the exchange rate of RMB1 to HK$0.96 is adopted.)

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 267)

Directors:
Larry Yung Chi Kin *(Chairman)*
Henry Fan Hung Ling *(Managing Director)*
Peter Lee Chung Hing *(Deputy Managing Director)*
Norman Yuen Kee Tong *(Deputy Managing Director)*
Vernon Francis Moore *(Executive Director)*
Yao Jinrong *(Executive Director)*
Li Shilin *(Executive Director)*
Carl Yung Ming Jie *(Executive Director)*
Liu Jifu *(Executive Director)*
Leslie Chang Li Hsien *(Executive Director)*
Willie Chang*
Hamilton Ho Hau Hay**
Alexander Reid Hamilton**
Hansen Loh Chung Hon**
Norman Ho Hau Chong**
André Desmarais*
Peter Kruyt#

* *Non-executive Director*
** *Independent non-executive Director*
\# *Alternate Director to André Desmarais*

Registered Office:
32nd Floor
CITIC Tower
1 Tim Mei Avenue
Central
Hong Kong

22 December 2005

To the Shareholders,

Dear Sir or Madam,

DISCLOSEABLE TRANSACTION

DAYE SHARE REFORM PLAN

INTRODUCTION

On 23 November 2005, the Board announced that the Daye Share Reform Plan was proposed by Xin Yegang and CITIC Pacific China, which together hold a total of 261,238,480 Daye Non-Freely Transferable Shares (representing an approximately 58.13% of all the

issued shares in Daye and approximately 92.52% of all the issued Daye Non-freely Transferable Shares) and that communication with the holders of Daye Freely Transferable Shares would be made for the purposes of obtaining their views on Daye Share Reform Plan.

Subsequently, on 2 December 2005, the Board announced that such communication ended on 2 December 2005, and the conclusion was that the exercise price of the Option would be revised from RMB3.7 to RMB3.8 per Daye Freely Transferable Share with other terms of the Daye Share Reform Plan as disclosed in the announcement of 23 November 2005 remain unchanged. Accordingly, the terms of the Daye Share Reform Plan were finalised on 2 December 2005. Subject to the obtaining of the requisite shareholders' approvals, the Daye Share Reform Plan will proceed on the terms and conditions with the said alteration cleared by the Shenzhen Stock Exchange.

As the applicable Percentage Ratios are more than 5% and less than 25%, the proposed granting of the Options by Xin Yegang under the Daye Share Reform Plan constitutes a discloseable transaction for the Company and is subject to the announcement and reporting requirements of the Listing Rules. The purpose of this circular is to provide you with further information relating to, among others, details of the Options and the Daye Share Reform Plan.

DAYE SHARE REFORM PLAN

The finalised terms and conditions of the Daye Share Reform Plan are summarised below:–

Conversion of Daye Non-freely Transferable Shares into Daye Freely Transferable Shares

Subject to the obtaining of the requisite shareholders' approvals as described below, the Daye Non-freely Transferable Shares will be freely transferable on the Shenzhen Stock Exchange on the first trading day following the Implementation Date subject to a lock-up period of 36 months in the case of Xin Yegang and CITIC Pacific China and a period of at least 12 months as required by the applicable laws in the case of the remaining holders of Daye Non-freely Transferable Shares. However, some of such remaining holders of Daye Non-freely Transferable Shares have accepted longer lock-up period of up to 24 months.

Conditions

The Daye Share Reform Plan is conditional upon:

(a) the approvals of more than two-thirds of (i) all the shareholders of Daye and (ii) the holders of Daye Freely Transferable Shares; and

(b) the completion of all the necessary formalities for the purpose of enabling the trading on the Shenzhen Stock Exchange of those Daye Freely Transferable Shares to be converted from Daye Non-freely Transferable Shares.

The votes of the shareholders of Daye in respect of the Daye Share Reform Plan may be cast at a meeting to be held on 12 January 2006 or via the internet from 10 January 2006 to 12 January 2006.

If any of such conditions cannot be fulfilled, the Daye Share Reform Plan will not be implemented.

Put Option

Xin Yegang will grant a put option (the "**Option**") to each holder of Daye Freely Transferable Shares, pursuant to which a holder of Daye Freely Transferable Shares (whose name shall be registered on the register of members of Daye upon close of trading on the Option Date) shall have the right (but not the obligation) to sell its Daye Freely Transferable Shares to Xin Yegang within the Option Period at an exercise price of RMB3.8 per Daye Freely Transferable Share (subject to adjustment for any cash or scrip dividend distributions by Daye and conversion of Daye's common reserve fund to equity), representing a premium of 14.46% over the closing price per Daye Freely Transferable Share at the close of trading on 28 October 2005 after which date trading in Daye Freely Transferable Shares was suspended pending the announcement of the Daye Share Reform Plan. Based on the 167,040,000 Daye Freely Transferable Shares in issue as at the date hereof, the full exercise of the Options would require the payment of approximately RMB634.75 million (approximately HK$609.36 million) by Xin Yegang, which is intended by the Company to be funded by the Group's internal resources.

If the conditions for the Daye Share Reform Plan as set out above cannot be fulfilled, any granting of Options will not be effective and the Company will make an announcement to disclose the same. Upon the exercise of the Option, the Company will comply with all the relevant requirements of the Listing Rules in relation thereto.

Further Undertakings

Xin Yegang further undertakes that it will:

(1) prior to the Record Date, pay a performance guarantee deposit of approximately RMB126.95 million (approximately HK$121.87 million), representing 20% of the total amount payable by Xin Yegang upon full exercise of the Options, into the bank account designated by the relevant authority, which will be frozen until the expiry of the Option Period. Such performance guarantee deposit will be funded by the Group's internal resources;

(2) with a view to ensuring that the following debts be repaid prior to the Record Date, actively procure the repayment to Daye of an aggregate amount of approximately RMB188.88 million (approximately HK$181.32 million) owed by two debtors of Daye and provide an irrevocable guarantee for the said repayments. In the event that the said two debtors fail to make such repayments, Xin Yegang will repay the said amount to Daye on their behalf

out of the purchase prices payable by the Group for the Group's acquisitions of certain assets including fixed assets and stocks of two steel pipe factories from the two debtors or their parent company. Save for such arrangements, the two debtors are third parties independent of the Company; and

(3) within 3 years from the Implementation Date, put forward proposal(s) at meeting(s) of the shareholders of Daye in respect of Xin Yegang's injection(s) of quality asset(s) of a value of not less than RMB300 million and of a return on net asset ratio calculated on the basis of the audited financial statements for the preceding financial year of not less than 10% to Daye with a view to enhancing the profitability of Daye. In the event that such undertaking is not complied with, Xin Yegang shall pay to each shareholder of Daye (other than Xin Yegang and CITIC Pacific China) RMB0.053 for each share of Daye held by such shareholder. Based on the number of shares of Daye held by the shareholders of Daye (other than Xin Yegang and CITIC Pacific China) as at the date hereof, an aggregate amount of approximately RMB10 million (approximately HK$9.6 million) shall be payable by Xin Yegang if it fails to comply with such undertaking. If the conditions for the Daye Share Reform Plan as set out above cannot be fulfilled, Xin Yegang will not be bound by this undertaking.

The Directors expect that the above undertakings given by Xin Yegang will not have material adverse effect on the earnings, assets and liabilities of CITIC Pacific.

The holders of Daye Non-freely Transferable Shares, other than Xin Yegang, are not obliged to, and will not grant, nor be granted, the Option or give any of the above undertakings to be given by Xin Yegang described above, except that some of them have accepted a lock-up period of longer than the legal requirement of 12 months as mentioned above.

INFORMATION RELATING TO THE COMPANY AND DAYE

The Group is engaged in diversified range of businesses in Hong Kong and the PRC, including basic infrastructure (such as power generation, communications, aviation and civil infrastructure), manufacturing of specialty steel, marketing and distribution of motor vehicles and consumer products, and property investment and development.

Daye is a joint stock limited company incorporated in the PRC whose shares are listed on the Shenzhen Stock Exchange. Daye is primarily engaged in specialty steel manufacturing.

As at the Latest Practicable Date, insofar as the Directors were aware, Daye did not have any substantial shareholder (within the meaning of the Listing Rules) other than Xin Yegang and CITIC Pacific China. As at the Latest Practicable Date, Daye had more than 50,000 holders of its Daye Freely Transferable Shares. As at the Latest Practicable Date, to the best of the Directors' knowledge, information and belief having made all reasonable

enquiry, in respect of those shareholders holding Daye Freely Transferable Shares of a value (valued on the basis of RMB3.8 per Daye Freely Transferable Share) which gave a relevant percentage ratio of Rule 14.07 of more than 0.1%, none of such shareholders was a connected person of the Company.

For the year ended 31 December 2004, both the audited net profits before and after taxation of Daye were approximately RMB27 million (approximately HK$26 million). For the year ended 31 December 2003, the audited net losses before and after taxation of Daye were approximately RMB29 million (approximately HK$28 million) and RMB43 million (approximately HK$41 million) respectively. As at 30 September 2005, the net asset value of Daye was approximately RMB927 million (approximately HK$890 million).

REASONS AND BENEFITS FOR DAYE SHARE REFORM PLAN

The implementation of the Daye Share Reform Plan is in line with the prevailing development of the securities market of the PRC and will render the Daye Non-freely Transferable Shares held by the Group becoming freely transferable on the Shenzhen Stock Exchange.

The Board considers that the implementation of the Daye Share Reform Plan is in the interest of the Group because it can enhance the value of the Group's interest in Daye, and will provide more flexibility to the Group in dealing with its interest in Daye. The Directors (including the independent non-executive directors) also consider that the terms thereof (including the granting of the Options (as defined above)) are fair and reasonable from the perspective of the Group whilst giving an incentive for holders of Daye Freely Transferable Shares to support the Daye Share Reform Plan and they are in the interests of the shareholders of the Group as a whole.

The Directors expect that if the Options are not exercised, the Daye Share Reform Plan will not have any material effect on the earnings, assets and liabilities of CITIC Pacific, and that if the Options are fully exercised, it would not have material adverse effect on the earnings, assets and liabilities of CITIC Pacific.

ADDITIONAL INFORMATION

Your attention is drawn to the general information set out in the Appendix to this circular.

Yours faithfully,
By Order of the Board
CITIC Pacific Limited
Larry Yung Chi Kin
Chairman

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts not contained in this circular, the omission of which would make any statement herein misleading.

2. DISCLOSURE OF INTERESTS

(a) Interests of Directors and chief executive in securities

Save as disclosed below, as at the Latest Practicable Date, none of the Directors and the chief executive of the Company had any interest or short position in the shares, underlying shares or debentures of the Company or its associated corporations (within the meaning of the SFO) which were required, pursuant to section 352 of the SFO, to be entered into the register referred to therein, or were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interest and short position which he was taken or deemed to have under such provisions of the SFO) or the Model Code for Securities Transactions by Directors of Listed Companies set out in the Listing Rules:

(i) Shares in the Company:

	Number of Shares				
Name of Director	Personal interests	Corporate interests	Family interests	Trusts and similar interests	Percentage of issued share capital (%)
Larry Yung Chi Kin		400,381,000			18.258
Henry Fan Hung Ling		1,728,000		44,600,000	2.113
Peter Lee Chung Hing	500,000				0.023
Norman Yuen Kee Tong	33,000				0.002
Vernon Francis Moore				3,200,000	0.146
Liu Jifu	40,000				0.002
Leslie Chang Li Hsien	30,000				0.001
Hansen Loh Chung Hon	1,050,000	500,000[1]	500,000[1]		0.071
André Desmarais	1,488,000	102,242,000[2]	75,000		4.734
Peter Kruyt *(alternate Director to Mr André Desmarais)*	2,100				0.0001

Notes:

1. The corporate interests and the family interests of the relevant Director duplicate each other as the 500,000 Shares are held through a company in which the relevant Director and his family are interested.

2. Out of 102,242,000 Shares, 2,012,000 Shares are held by a corporation controlled by the relevant Director and 100,230,000 Shares are held indirectly by a corporation of which the relevant Director is the President and Co-Chief Executive Officer.

(ii) Share options in the Company

Directors	Date of Grant	Number of Share options granted	Options lapsed/ cancelled/ exercised	Number of Share options Outstanding	Percentage of issued share capital (%)
Larry Yung Chi Kin	28 May 2002	2,000,000	Nil	104,000,000	4.74
	1 Nov 2004	2,000,000			
	5 Dec 2005	100,000,000 *(Note)*			
Peter Lee Chung Hing	28 May 2002	1,000,000	Nil	2,000,000	0.091
	1 Nov 2004	1,000,000			
Norman Yuen Kee Tong	28 May 2002	500,000	Nil	1,000,000	0.046
	1 Nov 2004	500,000			
Vernon Francis Moore	28 May 2002	1,000,000	Nil	2,000,000	0.091
	1 Nov 2004	1,000,000			
Yao Jinrong	28 May 2002	300,000	Nil	800,000	0.036
	1 Nov 2004	500,000			
Li Shilin	28 May 2002	300,000	Nil	300,000	0.014
Carl Yung Ming Jie	28 May 2002	300,000	Nil	800,000	0.036
	1 Nov 2004	500,000			
Liu Jifu	28 May 2002	300,000	Nil	800,000	0.036
	1 Nov 2004	500,000			
Leslie Chang Li Hsien	28 May 2002	300,000	Nil	800,000	0.036
	1 Nov 2004	500,000			

Note: These 100,000,000 Share options were granted by CITIC Hong Kong (Holdings) Limited ("CITIC HK"), a substantial shareholder of the Company (within the meaning of the Listing Rules).

(iii) Shares in the associated corporation:

	Number of ordinary shares in Cathay Pacific Airways Limited				
Name of Director	Personal interests	Corporate interests	Family interests	Trusts and similar interests	Percentage to the issued share capital (%)
Hansen Loh Chung Hon	450,000				0.013

(b) Substantial shareholders of the Company

As at the Latest Practicable Date, save as disclosed herein, so far as was known to any Director or chief executive of the Company, no person (other than a Director or chief executive of the Company or their respective associates) had any interest or short position in the Shares or underlying Shares which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO:

(i) Interest in the Shares

Name	Number of Shares of the Company	Percentage to the issued share capital (%)
CITIC Group	632,253,285	28.832
CITIC HK	632,253,285	28.832
Heedon Corporation	496,386,285	22.636
Honpville Corporation	310,988,221	14.181

CITIC HK is a substantial shareholder of the Company (within the meaning of the Listing Rules) indirectly through the following wholly owned subsidiary companies:

Name of subsidiary companies of CITIC HK	*Number of Shares of the Company*	*Percentage to the issued share capital (%)*
Affluence Limited	*43,266,000*	*1.973*
Winton Corp.	*30,718,000*	*1.401*
Westminster Investment Inc.	*101,960,000*	*4.650*
Jetway Corp.	*20,462,000*	*0.933*
Cordia Corporation	*32,258,064*	*1.471*
Honpville Corporation	*310,988,221*	*14.181*
Hainsworth Limited	*82,601,000*	*3.767*
Southpoint Enterprises Inc.	*10,000,000*	*0.456*

Each of Affluence Limited, Winton Corp., Westminster Investment Inc., Jetway Corp., Cordia Corporation, Honpville Corporation, Hainsworth Limited and Southpoint Enterprises Inc. holds the Shares beneficially. Accordingly, Honpville Corporation is a substantial shareholder of the Company (within the meaning of the Listing Rules).

CITIC Group is the direct holding company of CITIC HK. CITIC HK is the direct holding company of Heedon Corporation, Hainsworth Limited, Affluence Limited and Barnsley Investments Limited. Heedon Corporation is the direct holding company of Winton Corp., Westminster Investment Inc., Jetway Corp., Kotron Company Ltd. and Honpville Corporation and Kotron Company Ltd. is the direct holding company of Cordia Corporation. Barnsley Investments Limited is the direct holding company of Southpoint Enterprises Inc. Accordingly, the interests of CITIC Group in the Company duplicate the interests of CITIC HK in the Company. The interests of CITIC HK in the Company duplicate the interests in the Company of all its direct and indirect subsidiary companies as described above. The interests of Heedon Corporation in the Company duplicate the interests in the Company of all its direct and indirect subsidiary companies as described above. The interests of Barnsley Investments Limited in the Company duplicate the interests in the Company of its direct subsidiary company as described above and the interests of Kotron Company Ltd. in the Company duplicate the interests in the Company of its direct subsidiary company as described above.

(ii) Short position in the Shares

Name	Number of Shares of the Company	Percentage to the issued share capital (%)
CITIC Group	100,000,000	4.56
CITIC HK	100,000,000	4.56

These are in respect of options granted by CITIC HK, a substantial shareholder of the Company (within the meaning of the Listing Rules), to Mr. Larry Yung Chi Kin.

As at the Latest Practicable Date, save as disclosed below, none of the Directors was a director or employee of a company which had an interest or short position in the Shares and underlying Shares which would fall to be disclosed to the Company under the provisions of Division 2 and 3 of Part XV of the SFO, or, was, directly or indirectly, interested in ten per cent. or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group:

Name of Director	Name of company which had such discloseable interest or short position	Position within such company
Larry Yung Chi Kin	CITIC Group	Director
	CITIC HK	Director
	Heedon Corporation	Director
	Honpville Corporation	Director
	Earnplex Corporation	Director & Shareholder
	Bloomfield Enterprises Corp.	Director & Shareholder
	Rockhampton Investments Limited	Director & Shareholder
Henry Fan Hung Ling	CITIC HK	Director
Vernon Francis Moore	CITIC HK	Director
	Heedon Corporation	Director
	Honpville Corporation	Director
Yao Jinrong	CITIC Group	Director
Li Shilin	CITIC Group	Director
Carl Yung Ming Jie	Earnplex Corporation	Director
Liu Jifu	CITIC HK	Director
Leslie Chang Li Hsien	Honpville Corporation	Director

(c) Substantial shareholding in other members of the Group

As at the Latest Practicable Date, save as disclosed herein, so far as was known to any Director or chief executive of the Company, no person (other than a Director or chief executive of the Company or their respective associates or a member of the Group) was, directly or indirectly, interested in ten per cent. or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group:

Name of subsidiary	Name of shareholder	Percentage of issued share capital
Adwood Company Limited	Silverstone Assets Limited	30%
New Hong Kong Tunnel Company Limited	Kumagai International Limited	13.875%
Sims Trading (Macau) Company Limited	Mr. Ma Iao Hang	10%
	Mr. Ma Chi Seng	10%
	Mr. Ka Lon Ho	10%
Dah Chong Hong – Dragonair Airport GSE Service Limited	Hong Kong Dragon Airlines Limited	30%
Triangle – Isuzu Motors Limited	Isuzu Motors Limited	40%
DAS Nordisk Limited	Nordisk Aviation Products Asia Limited	30%
DAS Aviation Support Limited	Hong Kong Dragon Airlines Limited	30%
Bright Billion Limited	Jungle Investment Limited	10%
Alixon Co. Ltd.	RFC Management Limited	10%
Prosperity Motors Limited	Xin Kang Heng Holdings Limited	40%
Dah Chong Hong Motor Service Centre (Macau) Limited	Xin Kang Heng Holdings Limited	40%
Dong Chong Motors (China) Limited	Tokyo Boeki Ltd.	32.25%

Name of subsidiary	Name of shareholder	Percentage of issued share capital
Hang Shun Fat Company, Limited	Honorway Investments Limited	11.8%
	Wideland Investors Limited	11.8%
	Mr. Leung Kau Kui, deceased	11.8%
Wah Luen Fung Company, Limited	Marvel Sweet Management Ltd.	15%
	Wideland Investors Limited	15%
Asia Pacific Internet Exchange Limited	HKIX Hong Kong Ltd.	25%
Ko Lok Investment Company, Limited	Marvel Sweet Management Ltd.	40%
Goldenburg Properties Limited	Gorich Traders Limited	30%
Dah Chong Hong (Macao) Engineering Limited	Mr. Ma Iao Hang	20%
	Mr. Liu Chak Wan	20%
Dah Chong Hong Macau Total Supply Chain Management Company Limited	CBA Investments Company Limited	35%
	Cheong Wah Hong Corporation – Enterprises and Investments Limited	10%
Dah Chong Hong Macau Food Supply Company Limited	CBA Investments Company Limited	35%
	Cheong Wah Hong Corporation – Enterprises and Investments Limited	10%
Dah Chong Hong Macau Logistics Warehouse Company Limited	CBA Investments Company Limited	35%
	Cheong Wah Hong Corporation – Enterprises and Investments Limited	10%
DCH Supply Chain Management Company Limited	Excel Epoch International Limited	20%
Mainstream Holdings Limited	IBP Caribbean Inc.	45%
Regal Heights Limited	Perdue Farms Incorporated	40%
Winway Investments Holdings Corp.	Rising Sun Investments Holdings Ltd.	38%
Join Resources Limited	Swire Properties Limited	16.67%

Name of subsidiary being a joint venture company established in the PRC without the concept of general meetings (#)	Name of shareholder	Percentage of registered capital
Guangdong Jing Yun Distribution Co., Ltd.	Guangdong Huada Distribution Company	10%
無錫太湖景發展有限公司 (Wuxi Taihu Jing Development Co., Ltd.)	無錫市國聯發展(集團)有限公司 (Wuxi Guo Lian Development Group Co., Ltd.)	30%
無錫太湖苑置業有限公司 (Wuxi Taihu Yuan Property Co., Ltd.)	無錫市國聯發展(集團)有限公司 (Wuxi Guo Lian Development Group Co., Ltd.)	30%
無錫太湖美生態環保有限公司 (Wuxi Taihu Mei Environmental Co., Ltd.)	無錫市國聯發展(集團)有限公司 (Wuxi Guo Lian Development Group Co., Ltd.)	30%
Jiangsu CP Xingcheng Special Steel Co., Ltd.	Jiangyin Steel Mill	10.6%
	Bright Trinity Enterprises Ltd.	11.62%
Jiangyin Xingcheng Steel Products Co., Ltd.	Jiangyin Steel Mill	11.7%
Jiangyin Xingcheng Storage and Transportation Co., Ltd.	Jiangyin Steel Mill	11.7%
Wuxi Xingcheng Steel Products Co., Ltd.	Jiangyin Steel Mill	11.7%
Kunming Dah Chong Motor Service Co., Ltd.	雲南客車廠(Yunnan Coach Factory)	30%
Guangdong Dah Chong Foodstuffs Co., Ltd.	Guangdong International Trade Travel Service Ltd.	30%
Qingdao Adachi Paints and Chemical Materials Co., Ltd.	New Asia Pacific Group Co. Ltd.	25%
Shanghai DCH Jiangnanfeng Co., Ltd.	Shanghai Agriculture Investment Holding Co., Ltd.	12.67%
	Shanghai Pudong Huilun Enterprise Holding Co., Ltd.	10.56%

Name of subsidiary being a joint venture company established in the PRC without the concept of general meetings (#)	Name of shareholder	Percentage of registered capital
Shenzhen Zhongliangdachang Foodstuffs Co., Ltd.	COFCO Shenzhen Trading & Development Co. Ltd.	30%
Dalian CP Digital Technology Co., Ltd.	大連儀表集團有限公司 (Dalian Instrument Group Co., Ltd.)	19.5%
上海中信泰富廣場有限公司 (Shanghai CITIC Square Co., Ltd.)	Shanghai Jingan City Trading Group Company	10%

Although the information relating to these joint venture companies have been set out under this section, such joint venture companies established in the PRC under the relevant laws thereof have a different capital structure from, and do not have the same concept of shareholders general meetings as, subsidiaries of the Company established in other jurisdictions.

3. LITIGATION

As at the Latest Practicable Date, neither the Company nor any of its subsidiaries was engaged in any litigation or claim of material importance and, so far as the Directors were aware, no litigation or claim of material importance was pending or threatened against the Company or any of its subsidiaries.

4. SERVICE CONTRACTS

There is no existing or proposed service contracts between any of the Directors and the Company or any of its subsidiaries, other than contracts expiring or determinable by the employer within one year without payment of compensation (other than statutory compensation).

5. COMPETING INTEREST

In so far as the Directors are aware, none of the Directors or their respective associates have any interest in a business which competes or is likely to compete with the business of the Group.

6. GENERAL

(a) The secretary of the Company is Ms. Alice Tso Mun Wai, ACIS, MA and the qualified accountant of the Company appointed pursuant to Rule 3.24 of the Listing Rules is Mr. Leslie Chang Li Hsien, HKICPA, AICPA, NYSSCPA.

(b) The registered office of the Company is at 32nd Floor, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong.

(c) The share registrars of the Company is Tengis Limited, Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong.

(d) The English text of this circular shall prevail over the Chinese text.

(b) 本公司之註冊辦事處設於香港中環添美道一號中信大廈三十二樓。

(c) 本公司之股份過戶登記處為登捷時有限公司，地址為香港灣仔告士打道五十六號東亞銀行港灣中心地下。

(d) 本通函之中、英文版本如有任何歧義，概以英文版本為準。

附屬公司名稱（為於中國成立及無股東大會概念的合營公司）(#)	股東名稱	佔註冊資本百分比
深圳中糧大昌食品有限公司	深圳市中糧貿易發展有限公司	30%
大連泰富數碼科技有限公司	大連儀表集團有限公司	19.5%
上海中信泰富廣場有限公司	上海靜安城商貿總公司	10%

雖然本節已詳列有關此等合營公司的資料，但根據有關法律在中國成立的合營公司的資本架構有別於中信泰富在其他司法地區成立的附屬公司，彼此對於股東大會的概念亦不盡相同。

3. 訴訟

於最後可行日期，本公司或其任何附屬公司概無牽涉任何重大訴訟或索償，且就董事所知，本公司或其任何附屬公司亦無任何尚未了結或蒙受威脅之重大訴訟或索償。

4. 服務合約

各董事概無與本公司或其任何附屬公司訂立或建議訂立任何服務合約（並非於一年內屆滿或僱主可於一年內終止而毋須給予補償（法定補償除外）之合約）。

5. 競爭權益

據董事所知，概無董事或彼等各自之聯繫人士於與本集團業務競爭或可能構成競爭之業務中擁有權益。

6. 一般事項

(a) 本公司秘書為曹敏慧女士，ACIS, MA，而本公司根據上市規則第3.24條委任之合資格會計師為張立憲先生，HKICPA, AICPA, NYSSCPA。

附屬公司名稱（為於中國成立及無股東大會概念的合營公司）(#)	股東名稱	佔註冊資本百分比
廣東精運物流有限公司	廣東省華大物流總公司	10%
無錫太湖景發展有限公司	無錫市國聯發展（集團）有限公司	30%
無錫太湖苑置業有限公司	無錫市國聯發展（集團）有限公司	30%
無錫太湖美生態環保有限公司	無錫市國聯發展（集團）有限公司	30%
江蘇泰富興澄特殊鋼有限公司	江陰鋼廠	10.6%
	天水投資有限公司	11.62%
江陰興澄鋼材有限公司	江陰鋼廠	11.7%
江陰興澄儲運有限公司	江陰鋼廠	11.7%
無錫興澄鋼材有限公司	江陰鋼廠	11.7%
昆明－大昌汽車服務有限公司	雲南客車廠	30%
廣東大昌食品有限公司	廣東國際貿易旅游有限公司	30%
青島安達塗料化學材料有限公司	青島新亞太國際貿易有限公司	25%
上海大昌江南鳳有限公司	上海市農業投資總公司	12.67%
	上海浦東滙侖實業總公司	10.56%

附屬公司名稱	股東名稱	佔已發行股本百分比
恒順發有限公司	恒威投資有限公司	11.8%
	偉倫有限公司	11.8%
	梁銶琚先生（已故）	11.8%
華聯豐有限公司	Marvel Sweet Management Ltd.	15%
	偉倫有限公司	15%
亞太互聯網交換中心有限公司	HKIX Hong Kong Ltd.	25%
高樂置業有限公司	Marvel Sweet Management Ltd.	40%
Goldenburg Properties Limited	Gorich Traders Limited	30%
大昌行（澳門）工程有限公司	馬有恒先生	20%
	廖澤雲先生	20%
大昌行澳門供應鏈管理有限公司	CBA 投資股份有限公司	35%
	昌華行企業投資有限公司	10%
大昌行澳門食品有限公司	CBA 投資股份有限公司	35%
	昌華行企業投資有限公司	10%
大昌行澳門物流倉儲發展有限公司	CBA 投資股份有限公司	35%
	昌華行企業投資有限公司	10%
大昌行供應鏈管理有限公司	卓代國際有限公司	20%
華新控股有限公司	IBP Caribbean Inc.	45%
新競有限公司	Perdue Farms Incorporated	40%
雲威投資控股有限公司	Rising Sun Investments Holdings Ltd.	38%
創資有限公司	太古地產有限公司	16.67%

(c) **於本集團其他成員公司之主要股權**

除本通函所披露者外，於最後可行日期，據董事或本公司行政總裁所知悉，概無人士（董事或本公司行政總裁或彼等各自之聯繫人士或本集團成員公司除外）直接或間接擁有附帶權利可於任何情況下在本集團任何其他成員公司之股東大會投票之任何類別股本面值10%或以上權益：

附屬公司名稱	**股東名稱**	**佔已發行股本百分比**
Adwood Company Limited	Silverstone Assets Limited	30%
新香港隧道有限公司	Kumagai International Limited	13.875%
慎昌（澳門）有限公司	馬有恒先生	10%
	馬志成先生	10%
	Ka Lon Ho先生	10%
大昌－港龍機場地勤設備服務有限公司	港龍航空有限公司	30%
合眾－五十鈴汽車有限公司	Isuzu Motors Limited	40%
大昌－港龍空運設備有限公司	Nordisk Aviation Products Asia Limited	30%
大昌－港龍航材支援有限公司	港龍航空有限公司	30%
亮億有限公司	Jungle Investment Limited	10%
源森有限公司	RFC Management Limited	10%
合盈汽車有限公司	新康恒集團有限公司	40%
大昌行汽車服務中心（澳門）有限公司	新康恒集團有限公司	40%
東昌汽車（中國）有限公司	東京貿易株式會社	32.25%

中國中信集團公司為中信香港之直接控股公司。中信香港為Heedon Corporation、Hainsworth Limited、Affluence Limited及Barnsley Investments Limited之直接控股公司。Heedon Corporation為Winton Corp.、Westminster Investment Inc.、Jetway Corp.、Kotron Company Ltd.及Honpville Corporation之直接控股公司，而Kotron Company Ltd.為Cordia Corporation之直接控股公司。Barnsley Investments Limited為Southpoint Enterprises Inc.之直接控股公司。因此，中國中信集團公司於本公司之權益，與中信香港於本公司之權益重疊。中信香港於本公司之權益，與上述全部由其直接及間接擁有之附屬公司於本公司之權益重疊。Heedon Corporation於本公司之權益，與上述全部由其直接及間接擁有之附屬公司於本公司之權益重疊。Barnsley Investments Limited於本公司之權益，與上述由其直接擁有之附屬公司於本公司之權益重疊，而Kotron Company Ltd.於本公司之權益，與上述由其直接擁有之附屬公司於本公司之權益重疊。

(ii) 股份之淡倉

名稱	**本公司股份數目**	**佔已發行股本百分比(%)**
中國中信集團公司	100,000,000	4.56
中信香港	100,000,000	4.56

此等淡倉與本公司主要股東（定義見上市規則）中信香港授予榮智健先生之購股權有關。

除下文所披露者外，於最後可行日期，並無董事為任何於股份及相關股份中擁有權益或淡倉而根據證券及期貨條例第XV部第2及第3分部規定須向本公司披露之公司之董事或僱員，或直接或間接擁有附帶權利可於任何情況下在本集團任何其他成員公司之股東大會上投票之任何類別股本面值10%或以上權益：

董事姓名	**擁有須予披露權益或淡倉之公司名稱**	**於該公司職位**
榮智健	中國中信集團公司	董事
	中信香港	董事
	Heedon Corporation	董事
	Honpville Corporation	董事
	Earnplex Corporation	董事及股東
	Bloomfield Enterprises Corp.	董事及股東
	Rockhampton Investments Limited	董事及股東
范鴻齡	中信香港	董事
莫偉龍	中信香港	董事
	Heedon Corporation	董事
	Honpville Corporation	董事
姚進榮	中國中信集團公司	董事
李士林	中國中信集團公司	董事
榮明杰	Earnplex Corporation	董事
劉基輔	中信香港	董事
張立憲	Honpville Corporation	董事

(iii) 相聯法團股份：

國泰航空有限公司之普通股數目

董事姓名	個人權益	法團權益	家族權益	信託及類似權益	佔已發行股本百分比(%)
陸鍾漢	450,000				0.013

(b) **本公司主要股東**

除本通函披露者外，任何董事或本公司行政總裁並不知悉有任何人士（董事或本公司行政總裁或彼等各自的聯繫人士除外）於最後可行日期在股份或相關股份中擁有根據證券及期貨條例第XV部第2及第3分部之規定須向本公司披露的任何權益或淡倉：

(i) 股份之權益

名稱	本公司股份數目	佔已發行股本百分比(%)
中國中信集團公司	632,253,285	28.832
中信香港	632,253,285	28.832
Heedon Corporation	496,386,285	22.636
Honpville Corporation	310,988,221	14.181

中信香港透過下列全資附屬公司間接成為本公司主要股東（定義見上市規則）：

中信香港之附屬公司名稱	*本公司股份數目*	*佔已發行股本百分比(%)*
Affluence Limited	*43,266,000*	*1.973*
Winton Corp.	*30,718,000*	*1.401*
Westminster Investment Inc.	*101,960,000*	*4.650*
Jetway Corp.	*20,462,000*	*0.933*
Cordia Corporation	*32,258,064*	*1.471*
Honpville Corporation	*310,988,221*	*14.181*
Hainsworth Limited	*82,601,000*	*3.767*
Southpoint Enterprises Inc.	*10,000,000*	*0.456*

Affluence Limited、Winton Corp.、Westminster Investment Inc.、Jetway Corp.、Cordia Corporation、Honpville Corporation、Hainsworth Limited及Southpoint Enterprises Inc.分別實益持有股份。因此，Honpville Corporation亦為本公司主要股東（定義見上市規則）。

附註：

1. 由於該500,000股股份乃透過一間由有關董事及其家族擁有之公司持有，故有關董事持有之法團權益與其家族權益重疊。

2. 該102,242,000股股份中，2,012,000股股份乃透過一間由有關董事控制之法團持有，而100,230,000股股份乃透過一間由有關董事出任主席兼聯席行政總裁之法團間接持有。

(ii) 本公司之購股權：

董事	授出日期	授出購股權數目	已作廢／註銷／行使之購股權	未行使購股權數目	佔已發行股本百分比(%)
榮智健	二零零二年五月二十八日	2,000,000	無	104,000,000	4.74
	二零零四年十一月一日	2,000,000			
	二零零五年十二月五日	100,000,000 *(附註)*			
李松興	二零零二年五月二十八日	1,000,000	無	2,000,000	0.091
	二零零四年十一月一日	1,000,000			
阮紀堂	二零零二年五月二十八日	500,000	無	1,000,000	0.046
	二零零四年十一月一日	500,000			
莫偉龍	二零零二年五月二十八日	1,000,000	無	2,000,000	0.091
	二零零四年十一月一日	1,000,000			
姚進榮	二零零二年五月二十八日	300,000	無	800,000	0.036
	二零零四年十一月一日	500,000			
李士林	二零零二年五月二十八日	300,000	無	300,000	0.014
榮明杰	二零零二年五月二十八日	300,000	無	800,000	0.036
	二零零四年十一月一日	500,000			
劉基輔	二零零二年五月二十八日	300,000	無	800,000	0.036
	二零零四年十一月一日	500,000			
張立憲	二零零二年五月二十八日	300,000	無	800,000	0.036
	二零零四年十一月一日	500,000			

*附註：*該100,000,000份購股權乃由本公司主要股東（定義見上市規則）中信（香港集團）有限公司（「中信香港」）授出。

1. 責任聲明

本通函之資料乃遵照上市規則刊載，旨在提供有關本公司的資料。董事願就本通函所載資料的準確性共同及個別承擔全部責任，並在作出一切合理查詢後確認，就彼等所知及所信，並無遺漏其他事實，致使本通函所載任何內容產生誤導。

2. 權益披露

(a) 董事及行政總裁之證券權益

除下文所披露者外，於最後可行日期，各董事及本公司行政總裁概無於本公司或其相聯法團（定義見證券及期貨條例）的股份、相關股份或債券中擁有根據證券及期貨條例第352條必須列入該條所指登記冊內，或必須根據證券及期貨條例第XV部第7及第8分部（包括根據證券及期貨條例有關規定被認為或被視作擁有的權益及淡倉）或上市規則所載上市公司董事進行證券交易的標準守則向本公司及聯交所申報的權益或淡倉：

(i) 本公司股份：

	股份數目				
董事姓名	個人權益	法團權益	家族權益	信託及類似權益	佔已發行股本百分比(%)
榮智健		400,381,000			18.258
范鴻齡		1,728,000		44,600,000	2.113
李松興	500,000				0.023
阮紀堂	33,000				0.002
莫偉龍				3,200,000	0.146
劉基輔	40,000				0.002
張立憲	30,000				0.001
陸鍾漢	1,050,000	500,000[1]	500,000[1]		0.071
德馬雷	1,488,000	102,242,000[2]	75,000		4.734
彼得•克萊特 *（德馬雷先生的替任董事）*	2,100				0.0001

最後可行日期，據董事經作出一切合理查詢後所知、得悉及確信，該等持有大冶流通股份價值（按每股大冶流通股份人民幣3.8元計算）所佔上市規則第14.07條之有關百分比率超逾0.1%的股東當中，概無本公司之關連人士。

截至二零零四年十二月三十一日止年度，大冶經審核除稅前及除稅後純利均約為人民幣27,000,000元（約港幣26,000,000元）。截至二零零三年十二月三十一日止年度，大冶經審核除稅前及除稅後虧損淨額分別約為人民幣29,000,000元（約港幣28,000,000元）及人民幣43,000,000元（約港幣41,000,000元）。於二零零五年九月三十日，大冶資產淨值約為人民幣927,000,000元（約港幣890,000,000元）。

進行大冶股權分置改革方案之理由及益處

實行大冶股權分置改革方案符合中國證券市場現時的發展，而本集團所持的大冶非流通股份將可在深圳證券交易所自由轉讓。

董事會認為，由於大冶股權分置改革方案可提升本集團所持有大冶權益的價值，並讓本集團更靈活地處理大冶權益，故此實行大冶股權分置改革方案乃符合本集團的利益。董事（包括獨立非執行董事）亦認為，相關條款（包括授出期權（定義見上文））對本集團而言屬公平合理，同時為大冶流通股份持有人提供獎勵以支持大冶股權分置改革方案，且符合本集團股東整體利益。

董事預期，倘期權並無獲行使，大冶股權分置改革方案將不會對中信泰富之盈利、資產及負債造成重大影響；倘期權獲全面行使，將不會對中信泰富之盈利、資產及負債造成重大負面影響。

其他資料

敬希　閣下垂注本通函附錄所載的一般資料。

此致

列位股東　台照

承董事會命
中信泰富有限公司
主席
榮智健
謹啟

二零零五年十二月二十二日

以本集團就向兩名債務人或其母公司收購若干資產(包括兩家鋼管廠的固定資產及存貨)而應付的購買價向大冶償還上述款項。除該等安排外,兩名債務人均為本公司的獨立第三方;及

(3) 於實行日期起計三年內,在大冶股東大會提出有關新冶鋼向大冶注入價值不低於人民幣300,000,000元,且按上一個財政年度經審核財務報表計算的淨資產收益率不低於10%的優質資產的提案,以提高大冶的盈利能力。倘若未能履行上述承諾,則新冶鋼須向每名大冶股東(新冶鋼及中信泰富(中國)除外)按彼等各自持有的大冶股份支付每股人民幣0.053元。倘若新冶鋼未能履行上述承諾,則按大冶股東(新冶鋼及中信泰富(中國)除外)於本通函日期所持有的大冶股份數目計算,新冶鋼須支付合共約人民幣10,000,000元(約港幣9,600,000元)。倘若上述大冶股權分置改革方案之條件未能達成,則新冶鋼毋須受是項承諾所規限。

董事預期,上述新冶鋼給予之承諾將不會對中信泰富之盈利、資產及負債造成重大不利影響。

除新冶鋼外,大冶非流通股份持有人概無責任給予上述將會由新冶鋼作出之任何承諾,且將不會授出或獲授予期權,惟部分大冶非流通股份持有人已如上文所述接納較法律規定12個月長之禁售期。

有關本公司及大冶之資料

本集團於香港及中國從事多種業務,包括基礎建設(如發電、信息業、航空及基礎設施)、特鋼製造、銷售及分銷汽車及消費品以及物業投資及發展。

大冶為於中國註冊成立之股份有限公司,其股份於深圳證券交易所上市。大冶主要業務為特鋼製造。

於最後可行日期,據董事所知,除新冶鋼及中信泰富(中國)外,大冶並無任何主要股東(定義見上市規則)。於最後可行日期,大冶有超過50,000名大冶流通股份持有人。於

大冶股東可於二零零六年一月十二日舉行的股東大會或於二零零六年一月十日至二零零六年一月十二日在互聯網就大冶股權分置改革方案投票。

倘若任何該等條件未能達成，則大冶股權分置改革方案將不會實行。

認沽期權

新冶鋼將向各大冶流通股份持有人授出認沽期權（「**期權**」），據此於期權日期收市時名列大冶股東名冊的大冶流通股份持有人有權（但非必須）於期權有效期內按行使價每股大冶流通股份人民幣3.8元（或會就大冶實施的任何現金分紅或送股及公積金轉增股本作出調整）向新冶鋼出售大冶流通股份。該行使價較二零零五年十月二十八日（大冶流通股份於該日後暫停買賣，以待有關大冶股權分置改革方案之公佈刊發）辦公時間結束時的每股大冶流通股份收市價高出14.46%。根據本通函日期已發行之167,040,000股大冶流通股份計算，全面行使期權時，新冶鋼將須支付約人民幣634,750,000元（約港幣609,360,000元），而本公司計劃以本集團內部資金撥付。

倘若上述大冶股權分置改革方案之條件未能達成，則任何授出期權將不會生效，而本公司將作出公佈，披露有關事宜。於行使期權時，本公司將就此遵守上市規則的一切相關規定。

其他承諾

新冶鋼進一步承諾：

(1) 於記錄日期前，在有關機構指定的銀行賬戶存入約人民幣126,950,000元（約港幣121,870,000元）作為履約保證金（相等於新冶鋼須於全面行使期權時應付總金額的20%），並凍結至期權有效期屆滿為止。該項履約保證金將以本集團內部資金撥付；

(2) 為確保下述債項於記錄日期前償還，積極敦促大冶兩名債務人向大冶償還合共約人民幣188,880,000元（約港幣181,320,000元）的債務，並將為上述還款提供不可撤銷的保證。倘若上述兩名債務人未能償還有關款項，新冶鋼將代其

通股份（相等於大冶全部已發行股份約58.13%，並佔全部已發行大冶非流通股份約92.52%），另將與大冶流通股份持有人溝通，以收集彼等對大冶股權分置改革方案的意見。

其後，於二零零五年十二月二日，董事會宣佈，上述磋商已於二零零五年十二月二日結束，結論為期權之行使價將會由每股大冶流通股份人民幣3.7元修訂為人民幣3.8元，而於二零零五年十一月二十三日之公佈所披露大冶股權分置改革方案之其他條款則維持不變。因此，大冶股權分置改革方案之條款已於二零零五年十二月二日落實。待取得所須股東批准後，將按連同已獲深圳證券交易所通過之上述修改的條款及條件進行大冶股權分置改革方案。

由於適用百分比率超過5%及低於25%，故新冶鋼根據大冶股權分置改革方案授出期權之建議構成本公司之須予披露交易，並須遵守上市規則有關公佈及呈報之規定。本通函旨在向 閣下提供有關（其中包括）期權及大冶股權分置改革方案之進一步詳情。

大冶股權分置改革方案

大冶股權分置改革方案已落實之條款及條件概述如下：

將大冶非流通股份變更為大冶流通股份

待取得下文所述所須股東批准後，大冶非流通股份將於實行日期後首個交易日在深圳證券交易所自由轉讓，惟新冶鋼及中信泰富（中國）須遵守36個月的禁售期，而餘下的大冶非流通股份持有人則須遵守有關法律規定的最少12個月的禁售期。然而，上述部分餘下的大冶非流通股份持有人已接受遵守不超過24個月的較長禁售期。

條件

大冶股權分置改革方案須待下列條件達成後，方可作實：

(a) 超過三分之二之(i)大冶全體股東及(ii)大冶流通股份持有人批准；及

(b) 辦妥一切必需的手續，以便由大冶非流通股份改為的大冶流通股份獲准在深圳證券交易所上市。

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

(於香港註冊成立的有限公司)

(股份代號:267)

董事:
榮智健 *(主席)*
范鴻齡 *(董事總經理)*
李松興 *(副董事總經理)*
阮紀堂 *(副董事總經理)*
莫偉龍 *(執行董事)*
姚進榮 *(執行董事)*
李士林 *(執行董事)*
榮明杰 *(執行董事)*
劉基輔 *(執行董事)*
張立憲 *(執行董事)*
張偉立*
何厚浠**
韓武敦**
陸鍾漢**
何厚鏘**
德馬雷*
彼得•克萊特#

* *非執行董事*
** *獨立非執行董事*
\# *德馬雷的替任董事*

註冊辦事處:
香港
中環
添美道一號
中信大廈
三十二樓

敬啟者:

須予披露交易

大冶股權分置改革方案

緒言

於二零零五年十一月二十三日,董事會宣佈,新冶鋼與中信泰富(中國)已提出大冶股權分置改革方案之建議,新冶鋼及中信泰富(中國)合共持有261,238,480股大冶非流

「期權有效期」	指	期權日期起計30日內的交易日
「百分比率」	指	具上市規則第14.04(9)條所載涵義
「中國」	指	中華人民共和國
「記錄日期」	指	二零零六年一月三日，即確定股東可就大冶股權分置改革方案投票的權利的指定日期
「人民幣」	指	人民幣，中國法定貨幣
「股份」	指	本公司股本中每股面值港幣0.40元之股份
「股東」	指	中信泰富股份持有人
「證券及期貨條例」	指	香港法例第571章證券及期貨條例
「聯交所」	指	香港聯合交易所有限公司
「新冶鋼」	指	湖北新冶鋼有限公司，於中國註冊成立的合營公司，分別由本公司及黃石東方投資有限公司擁有95%及5%權益
「%」	指	百分比

(本通函所採用匯率為人民幣1元兑港幣0.96元，惟僅作參考用途。)

在本通函內，除文義另有所指外，下列詞彙具有如下涵義：

「董事會」	指	本公司董事會
「中信泰富」或「本公司」	指	中信泰富有限公司，於香港註冊成立的公司，其股份在聯交所主板上市
「中信泰富（中國）」	指	中信泰富（中國）投資有限公司，於中國註冊成立的公司，為本公司的全資附屬公司
「大冶」	指	大冶特殊鋼股份有限公司，於中國註冊成立的股份有限公司，其股份在深圳證券交易所上市
「大冶流通股份」	指	大冶的流通股份
「大冶非流通股份」	指	大冶的非流通股份
「大冶股權分置改革方案」	指	將大冶非流通股份變更為大冶流通股份的方案
「董事」	指	本公司董事
「本集團」	指	本公司及其附屬公司
「實行日期」	指	實行大冶股權分置改革方案的日期
「最後可行日期」	指	二零零五年十二月十六日，即本通函付印前就確定當中所載若干資料之最後實際可行日期
「上市規則」	指	聯交所證券上市規則
「期權日期」	指	實行日期起計第12個月的最後一個交易日

目　錄

頁次

釋義 1

董事會函件 3

附錄一　一般資料 8

此乃重要通函 請即處理

閣下如對本通函任何內容或應採取的行動**有任何疑問**，應諮詢 閣下的持牌證券商或註冊證券機構、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出或轉讓名下所有中信泰富有限公司股份，應立即將本通函交予買主或承讓人或經手買賣或轉讓的持牌證券商或註冊證券機構或其他代理人，以便轉交買主或承讓人。

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

（於香港註冊成立的有限公司）

（股份代號：267）

須予披露交易

大冶股權分置改革方案

二零零五年十二月二十二日